CHESAPEAKE ENERGY CORPORATION

2008 ANNUAL REPORT

Barnett Shale

Fayetteville Shale

Haynesville Shale

Marcellus Shale

POWERFUL ASSETS

Corporate Profile

Chesapeake Energy Corporation is the largest independent producer of natural gas in the U.S. Headquartered in Oklahoma City, the company's operations are focused on exploratory and developmental drilling in the Barnett Shale, Fayetteville Shale, Haynesville Shale, Marcellus Shale, Anadarko Basin, Arkoma Basin, Appalachian Basin, Permian Basin, Delaware Basin, South Texas, Texas Gulf Coast and East Texas regions of the United States. The company's stock is listed on the New York Stock Exchange under the symbol CHK. Further information is available at **www.chk.com**.


POWERFUL ASSETS

ON THE COVER

Core samples from Chesapeake's Reservoir Technology Center show the geologic diversity of the "Big 4" shale plays: the Barnett, Fayetteville, Haynesville and Marcellus. The company's state-of-the-art, world-class shale rock core analysis laboratory enables our geoscientists and petrophysicists to crack the code in developing shale formations. Advancements in drilling and completing natural gas wells in shale formations have dramatically changed the U.S. exploration and production industry. As a leader in these advancements, Chesapeake also leads the industry with a #1 or #2 position in each of these four key resource plays where our Powerful Assets are creating opportunities for outstanding operational and financial performance for years, if not decades, to come.

Contents















Financial Review

($ in millions, except per share data)

Financial and Operating Data	Years Ended December 31											Six Months Ended December 31	Years Ended June 30				
	2008	2007	2006	2005	2004	2003	2002	2001	2000	1999	1998	1997	1997	1996	1995	1994	1993
Revenues																	
Natural gas and oil sales	$7,858	$5,624	$5,619	$3,273	$1,936	$1,297	$568	$820	$470	$280	$257	$96	$193	$111	$57	$22	$12
Natural gas and oil marketing sales and service operations	3,771	2,176	1,707	1,392	773	420	171	149	158	75	121	58	76	35	9	7	5
Total revenues	**$11,629**	**$7,800**	**$7,326**	**$4,665**	**$2,709**	**$1,717**	**$739**	**$969**	**$628**	**$355**	**$378**	**$154**	**$269**	**$146**	**$66**	**$29**	**$17**
Operating costs																	
Production expenses	889	640	490	317	205	138	98	75	50	46	51	8	11	6	3	2	3
Production taxes	284	216	176	208	104	78	30	33	25	13	8	2	4	2	1	2	—
General and administrative expenses	377	243	139	64	37	24	18	15	13	13	20	6	9	5	4	3	3
Natural gas and oil marketing and service operation expenses	3,648	2,063	1,590	1,358	755	410	166	144	152	72	119	58	75	33	8	5	4
Depreciation, depletion and amortization	2,147	1,989	1,463	945	611	386	235	182	109	103	155	63	107	54	27	10	5
Impairments and other	2,830	—	55	—	5	6	—	—	—	—	881	110	236	—	—	—	1
Total operating costs	10,175	5,151	3,913	2,892	1,717	1,042	547	449	349	247	1,234	247	442	100	43	22	16
Income (loss) from operations	1,454	2,649	3,413	1,773	992	675	192	520	279	108	(856)	(93)	(173)	46	23	7	1
Interest and other income	(11)	15	26	10	5	1	7	3	3	8	4	79	11	4	2	1	1
Interest expense	(314)	(406)	(301)	(220)	(167)	(154)	(112)	(98)	(86)	(81)	(68)	(18)	(18)	(14)	(7)	(3)	(2)
Miscellaneous gains (losses)	57	83	117	(70)	(25)	(21)	(20)	(63)	—	—	(14)	—	(7)	—	—	—	—
Total other income (expense)	(268)	(308)	(158)	(280)	(187)	(174)	(125)	(158)	(83)	(73)	(78)	61	(14)	(10)	(5)	(2)	(1)
Income (loss) before income taxes and cumulative effect of accounting change	1,186	2,341	3,255	1,493	805	501	67	362	196	35	(934)	(32)	(187)	36	18	5	—
Income tax expense (benefit):																	
Current	423	29	5	—	—	5	(2)	4	—	—	—	—	—	—	—	—	—
Deferred	40	861	1,247	545	290	185	29	141	(260)	2	—	—	(4)	13	6	1	—
Net income (loss) before cumulative effect of accounting change, net of tax	723	1,451	2,003	948	515	311	40	217	456	33	(934)	(32)	(183)	23	12	4	—
Cumulative effect of accounting change, net of tax	—	—	—	—	—	2	—	—	—	—	—	—	—	—	—	—	—
Net income (loss)	**$723**	**$1,451**	**$2,003**	**$948**	**$515**	**$313**	**$40**	**$217**	**$456**	**$33**	**$(934)**	**$(32)**	**$(183)**	**$23**	**$12**	**$4**	**—**
Preferred stock dividends	(33)	(94)	(89)	(42)	(40)	(22)	(10)	(2)	(9)	(16)	(12)	—	—	—	—	—	(1)
Gain (loss) on redemption of preferred stock	(67)	(128)	(10)	(26)	(36)	—	—	—	7	—	—	—	—	—	—	—	—
Net income (loss) available to common shareholders	**$623**	**$1,229**	**$1,904**	**$880**	**$439**	**$291**	**$30**	**$215**	**$454**	**$17**	**$(946)**	**$(32)**	**$(183)**	**$23**	**$12**	**$4**	**$(1)**
Earnings per common share - basic:																	
Income (loss) before cumulative effect of accounting change	$1.16	$2.69	$4.78	$2.73	$1.73	$1.36	$0.18	$1.33	$3.52	$0.17	$(9.97)	$(0.45)	$(2.79)	$0.43	$0.22	$0.08	$(0.02)
Cumulative effect of accounting change	—	—	—	—	—	0.02	—	—	—	—	—	—	—	—	—	—	—
EPS - basic	**$1.16**	**$2.69**	**$4.78**	**$2.73**	**$1.73**	**$1.38**	**$0.18**	**$1.33**	**$3.52**	**$0.17**	**$(9.97)**	**$(0.45)**	**$(2.79)**	**$0.43**	**$0.22**	**$0.08**	**$(0.02)**
Earnings per common share - assuming dilution:																	
Income (loss) before cumulative effect of accounting change	$1.14	$2.62	$4.35	$2.51	$1.53	$1.20	$0.17	$1.25	$3.01	$0.16	$(9.97)	$(0.45)	$(2.79)	$0.40	$0.21	$0.08	$(0.02)
Cumulative effect of accounting change	—	—	—	—	—	0.01	—	—	—	—	—	—	—	—	—	—	—
EPS - assuming dilution	**$1.14**	**$2.62**	**$4.35**	**$2.51**	**$1.53**	**$1.21**	**$0.17**	**$1.25**	**$3.01**	**$0.16**	**$(9.97)**	**$(0.45)**	**$(2.79)**	**$0.40**	**$0.21**	**$0.08**	**$(0.02)**
Cash provided by (used in) operating activities (GAAP)	$5,236	$4,932	$4,843	$2,407	$1,432	$939	$429	$478	$315	$145	$95	$139	$84	$121	$55	$19	$(1)
Operating cash flow (non-GAAP)*	**$5,178**	**$4,633**	**$4,040**	**$2,426**	**$1,403**	**$897**	**$409**	**$443**	**$306**	**$139**	**$118**	**$68**	**$161**	**$88**	**$46**	**$16**	**$4**
Balance Sheet Data (at end of period)																	
Total assets	**$38,444**	**$30,734**	**$24,417**	**$16,118**	**$8,245**	**$4,572**	**$2,876**	**$2,287**	**$1,440**	**$851**	**$813**	**$953**	**$949**	**$572**	**$277**	**$126**	**$79**
Long-term debt, net of current maturities	14,184	10,950	7,376	5,490	3,075	2,058	1,651	1,329	945	964	919	509	509	268	146	48	14
Stockholders' equity (deficit)	**$16,297**	**$12,130**	**$11,251**	**$6,174**	**$3,163**	**$1,733**	**$908**	**$767**	**$313**	**$(218)**	**$(249)**	**$280**	**$287**	**$178**	**$45**	**$31**	**$31**
Other Operating and Financial Data																	
Proved reserves in natural gas equivalents (bcfe)	**12,051**	**10,879**	**8,956**	**7,521**	**4,902**	**3,169**	**2,205**	**1,780**	**1,355**	**1,206**	**1,091**	**448**	**403**	**425**	**243**	**142**	**137**
Future net natural gas and oil revenues discounted at 10%**	**$15,601**	**$20,573**	**$13,647**	**$22,934**	**$10,504**	**$7,333**	**$3,718**	**$1,647**	**$6,046**	**$1,089**	**$661**	**$467**	**$437**	**$547**	**$188**	**$141**	**$142**
Natural gas price used in reserve report (per mcf)	$5.12	$6.19	$5.41	$8.76	$5.65	$5.68	$4.28	$2.51	$10.12	$2.25	$1.68	$2.29	$2.12	$2.41	$1.60	$1.98	$2.43
Oil price used in reserve report (per bbl)	$41.60	$90.58	$56.25	$56.41	$39.91	$30.22	$30.18	$18.82	$26.41	$24.72	$10.48	$17.62	$18.38	$20.90	$17.41	$18.27	$18.71
Natural gas production (bcf)	775	655	526	422	322	240	161	144	116	109	94	27	62	52	25	7	3
Oil production (mmbbls)	11.2	9.9	8.7	7.7	6.8	4.7	3.5	2.9	3.1	4.1	6.0	1.9	2.8	1.4	1.1	0.5	0.3
Production (bcfe)	**843**	**714**	**578**	**469**	**363**	**268**	**181**	**161**	**134**	**133**	**130**	**38**	**79**	**60**	**32**	**10**	**4**
Sales price per mcfe ***	$8.38	$8.40	$8.86	$6.90	$5.23	$4.79	$3.61	$4.56	$3.50	$2.10	$1.97	$2.49	$2.45	$1.84	$1.78	$2.21	$2.68
Production expense per mcfe	$1.05	$0.90	$0.85	$0.68	$0.56	$0.51	$0.54	$0.47	$0.37	$0.35	$0.39	$0.20	$0.15	$0.11	$0.11	$0.21	$0.67
Production taxes per mcfe	$0.34	$0.30	$0.31	$0.44	$0.29	$0.29	$0.17	$0.20	$0.19	$0.10	$0.06	$0.07	$0.05	$0.03	$0.03	$0.15	—
General and administrative expense per mcfe	$0.45	$0.34	$0.24	$0.14	$0.10	$0.09	$0.10	$0.09	$0.10	$0.10	$0.15	$0.15	$0.11	$0.08	$0.11	$0.31	$0.84
Depreciation, depletion and amortization expense per mcfe	$2.55	$2.79	$2.53	$2.02	$1.69	$1.44	$1.30	$1.12	$0.81	$0.77	$1.19	$1.63	$1.36	$0.90	$0.85	$0.99	$1.09
Number of employees (full-time at end of period)	7,649	6,219	4,883	2,885	1,718	1,192	866	677	462	424	481	360	362	344	325	250	150
Cash dividends declared per common share	$0.2925	$0.2625	$0.23	$0.195	$0.17	$0.135	$0.06	—	—	—	$0.04	$0.04	$0.02	—	—	—	—
Stock price (at end of period - split adjusted)	**$16.17**	**$39.20**	**$29.05**	**$31.73**	**$16.50**	**$13.58**	**$7.74**	**$6.61**	**$10.12**	**$2.38**	**$0.94**	**$7.50**	**$9.81**	**$29.52**	**$5.64**	**$0.85**	**$1.18**

* See page 17 for definition of this non-GAAP measure

** PV-10 is the present value (10% discount rate) of estimated future gross revenue to be generated from the production of proved reserves, net of production and future development costs, using assumed prices and costs. Please see page 112 of our Form 10-K for information on the standardized measure of future net cash flow pursuant to SFAS 69

*** Excludes unrealized gains (losses) on natural gas and oil hedging.


Proved Reserve Growth
Bcfe at end of year
13,000
12,000
11,000
10,000
9,000
8,000
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
97 98 99 00 01 02 03 04 05 06 07 08
Production Growth
Average mmcfe per day for year
2,500
2,250
2,000
1,750
1,500
1,250
1000
750
500
250
0
97 98 99 00 01 02 03 04 05 06 07 08


Natural Gas Prices
Average yearly NYMEX, $ per mmbtu
$10
$9
$8
$7
$6
$5
$4
$3
$2
$1
$0
97 98 99 00 01 02 03 04 05 06 07 08


Chesapeake's Stock Price
At month end
$70
$60
$50
$40
$30
$20
$10
$0
97 98 99 00 01 02 03 04 05 06 07 08

Chesapeake's Five-Year and Ten-Year Common Stock Performance

The graphs below compare the performance of our common stock to the S&P 500 Stock Index and to a group of peer companies for the past five and 10 years. The graph on the left assumes an investment of $100 on December 31, 2003 and the reinvestment of all dividends. The graph on the right assumes an investment of $100 on December 31, 1998 and the reinvestment of all dividends. The graphs show the value of the investment at the end of each year.


Five-Year Performance
$350
$300
$250
$200
$150
$100
$50
$0
03 04 05 06 07 08
As of December 31
CHK
Peer Group¹
S&P 500 Index
Ten-Year Performance
$5000
$4000
$3000
$2000
$1000
$0
98 99 00 01 02 03 04 05 06 07 08
As of December 31
CHK
Peer Group¹
S&P 500 Index

[1] The 2008 peer group is comprised of Anadarko Petroleum Corporation, Apache Corporation, Cabot Oil & Gas Corporation, Devon Energy Corporation, EOG Resources, Inc., Forest Oil Corporation, Newfield Exploration Company, Noble Energy, Inc., Occidental Petroleum Corporation, Pioneer Natural Resources Company, Quicksilver Resources, Inc., Range Resources Corporation, Southwestern Energy Company, St. Mary Land & Exploration Company and XTO Energy, Inc.

Letter to Shareholders

"It was the best of times, it was the worst of times, it was the age of wisdom, it was the age of foolishness, it was the epoch of belief, it was the epoch of incredulity, it was the season of Light, it was the season of Darkness, it was the spring of hope, it was the winter of despair..."

Charles Dickens
A Tale of Two Cities (1859)
First Paragraph

Dear Fellow Shareholders:

In thinking back on the past year, I have found no more appropriate words to describe 2008 than those at the left, written by Charles Dickens 150 years ago.

On the one hand, 2008 started as the best of times. Our stock price soared in the first six months of the year from $39 to $65 per share. In March, we announced our discovery of the Haynesville Shale, a reservoir that likely will become the nation's largest natural gas producer by 2015 and perhaps one of the five largest natural gas fields in the world over time. In the second quarter, we began negotiating three of the most innovative and profitable joint venture partnerships in our industry's recent history. By year end, we had closed those joint ventures by selling minority interests in three of our Big 4 shale plays for consideration totaling $8.6 billion on a cost basis of $1.2 billion.

On the other hand, the second half of 2008 became the worst of times for our stock price, which momentarily declined to just under $10 per share in early December. Our many significant financial and operational achievements during the year were overshadowed by plummeting natural gas and oil prices and an accelerating global economic crisis.

Although other E&P stocks declined more than ours did, Chesapeake's stock price decline was especially surprising given our attractive natural gas hedges and the strong competitive position and firm financial foundation we had constructed in order to grow and prosper even during rough times in the industry.

Our stock price decline was also surprising given our strong financial and operating results for 2008 highlighted below:

- **Average daily natural gas and oil production increased 18% from 1.96 billion cubic feet of natural gas equivalent (bcfe) in 2007 to 2.30 bcfe in 2008;**
- **Proved natural gas and oil reserves increased 11% from 10.9 trillion cubic feet of natural gas equivalent (tcfe) to 12.1 tcfe;**
- **Reserve replacement for the year reached 239% at a drilling and net acquisition cost of only $1.61 per thousand cubic feet of natural gas equivalent (mcfe)[1];**
- **Revenues rose 49% from $7.8 billion to $11.6 billion;**
- **Adjusted ebitda[2] increased 12% from $5.0 billion to $5.6 billion;**
- **Operating cash flow[3] grew 12% from $4.6 billion to $5.2 billion; and**
- **Adjusted earnings per fully diluted share[4] increased 11% from $3.21 to $3.55.**

Unfortunately, these results and our extraordinarily profitable asset sales were lost in the free fall of the U.S. financial markets in the second half of 2008. We have seen this disconnect between perception and reality at other times in our industry's and company's history, and we will likely see it again. Nevertheless, while it may take longer than we would like, we are confident the marketplace will ultimately recognize and reflect the tremendous value and formidable strength of the Chesapeake natural gas franchise.

When I look into the next 10 years, I see Chesapeake continuing to grow and lead the nation in natural gas production. I am confident this growth will lead to an even stronger balance sheet and an asset base several times larger than we have today. I also see our company continuing as an industry leader in innovation and technology, underpinned by a work force and asset base second to none. It is a very exciting and bright future and the upside for our shareholders is equally exciting. It's all just a matter of time and execution – we have plenty of the former and we do the latter every day.

WHEN I LOOK INTO THE NEXT 10 YEARS, I SEE CHESAPEAKE CONTINUING TO GROW AND LEAD THE NATION IN NATURAL GAS PRODUCTION

Outside our company's likely achievements over the next decade, I also envision a country and a world with ever-growing energy needs, especially the need for more clean energy. These needs intersect perfectly with Chesapeake's rapidly growing ability to increase its production of natural gas from the Big 4 U.S. shale gas reservoirs: the Barnett, Fayetteville, Haynesville and Marcellus.

Powerful Assets

We chose Powerful Assets as this year's Annual Report theme because there is no better way to describe our people and our natural gas resources. Over the past decade, we have taken extraordinary steps to ensure that Chesapeake is the epitome of Powerful Assets. We have assembled a dedicated and talented group of industry professionals who have repeatedly shown they are a step ahead of our competitors and we have also built the industry's best U.S. natural gas asset base.

Our People

Without great people, value cannot be created in this industry. From our beginning 20 years ago with 10 employees in Oklahoma, Chesapeake today employs more than 7,600 people in 15 states. We believe our approach to motivating employees is very different from that of most other energy companies. Talk to Chesapeake employees and I believe


CHESAPEAKE

Aubrey K. McClendon, Chairman of the Board and Chief Executive Officer

you will sense genuine pride and enthusiasm about the company and the vital role they play in delivering our high-quality product to consumers across the country. In addition, our employees understand the enormous value that the discovery and production of natural gas create for our shareholders and our nation.

You will also find that Chesapeake employees are distinctive in other ways as well. They are much younger than the industry average. In fact, of our almost 3,000 Oklahoma City-based headquarters employees, 50% are younger than 33. Their enthusiasm and willingness to learn create vitality and a buzz at Chesapeake, important ingredients of our unique culture. Moreover, you will find great camaraderie between our younger employees and our veteran employees. It is the teamwork, mentoring, and collaboration between the experienced professionals and the youthful newcomers that contribute to the energy and can-do attitude of a Chesapeake workplace.

These attributes, along with a very attractive corporate headquarters campus, low levels of bureaucracy and a well-crafted and well-executed corporate strategy, have combined to create a corporate culture of success and innovation. This has prompted extremely positive outside feedback as Chesapeake was again recognized this year in Fortune's "100 Best Companies to Work For" list[5] and we routinely receive more than 10,000 job applications per month. We are also honored to be the recipient of the 2009 Oklahoma Business Ethics Consortium's Compass Award, which recognizes integrity in the workplace and encourages companies

POWERFUL ASSETS: Barnett Shale

Barnett Shale

to share insights, events and processes that instill strong, ethical business values.

I hope someday you will visit our headquarters in Oklahoma City. We would be happy to show you around and expect you would leave feeling the same pride in our campus and employees that we do.

Our Big 4 Shale Plays

We believe the Barnett, Fayetteville, Haynesville and Marcellus shales are the best natural gas assets in the U.S. In fact, they have transformed the E&P industry in just the past few years. Gone are the days when almost every E&P company owned assets of similar quality. Years of increased density drilling to accelerate the production of already discovered natural gas reserves from legacy fields have lowered the quality of further incremental drilling in those fields. At the same time, technological advances have enabled the industry to decrease drilling costs and increase estimated ultimate reserve recoveries in the Big 4 shale plays. We view this as a critical dynamic to understand – that the newly discovered and very best shale assets in the industry are steadily improving while the over-drilled and least productive assets are steadily deteriorating in per-well quality.

Because the Big 4 shale plays are dominated by only about 10 public independent companies, we believe this group of shale pioneers will emerge as the industry's biggest stock market winners in the years ahead. And because of Chesapeake's Top 2 position in each of the Big 4 shale plays (with no other company having more than one Top 2 position), we believe that Chesapeake will emerge in the years to come as the biggest winner from the Big 4 shale land rush.

Barnett Shale

The Barnett Shale of North Texas kicked off the rush to natural gas shales in the early part of this decade. Discovered by Mitchell Energy Corporation in the 1990s and advanced by Devon Energy Corporation after its acquisition of Mitchell in 2002, the Barnett emerged slowly as technological progress was challenging and low natural gas prices inhibited the natural expansion of the field. Chesa-



Dave Leopold, Barnett Operations Manager – Fort Worth, Texas

***Innovation** is the key to Chesapeake's success in the Barnett Shale, the first and most productive to date of the U.S. shale gas plays. The expertise we gained in the Barnett has given the company a leading edge in the development of other new shale resources across the nation.*



- The Barnett Shale is currently the largest and most prolific unconventional natural gas resource play in the U.S.
- Chesapeake entered the Barnett in 2001 and began acquiring additional leasehold in early 2004
- Chesapeake is the second-largest producer of natural gas, the most active driller and the largest leasehold owner in the Tier 1 sweet spot of Tarrant, Johnson and western Dallas counties
- Chesapeake owns approximately 310,000 net acres of leasehold in the Barnett
- Chesapeake's gross operated production in the Barnett is now approximately 1.0 bcfe per day, or about 1.6% of our nation's natural gas supply

A Chesapeake-operated rig drills near downtown Fort Worth. The best Barnett Shale in the entire play lies beneath urban and suburban Tarrant County, home to more than 60 municipalities and 1.7 million people.

POWERFUL ASSETS:

Fayetteville Shale

peake acquired its first asset in the Barnett in 2001, but we did not really begin to appreciate the potential significance of the play until early 2004. However, by year-end 2004, we had made our first two property acquisitions in Johnson County and began to set our sights on what we called the "doughnut hole" – Tarrant County, the home of Fort Worth and more than 60 other municipalities.

The industry knew Tarrant County lay above the best Barnett rock in the entire play. What was unclear was how to develop it under a metropolitan area of 1.7 million people. After analyzing the challenges and opportunities of urban and suburban drilling, we concluded that while most of our competitors would not want to deal with these complexities, Chesapeake's operational and land acquisition skills would be especially well suited for successful urban Barnett development.

IN TIME, WE BELIEVE THE FAYETTEVILLE WILL ULTIMATELY PRODUCE AS MUCH AS 75 TCFE TO EQUAL THE LEVEL OF PRODUCTION THE INDUSTRY SHOULD ULTIMATELY ACHIEVE FROM THE BARNETT

Consequently, we began leasing in Tarrant County in earnest in 2005, and today we own more than 180,000 leases encompassing almost 150,000 net acres in Tarrant County alone. In the entire Barnett play, we own 310,000 net acres, on which we anticipate drilling approximately 2,800 future net wells in addition to the 1,300 net wells we have drilled to date. From these already drilled wells, our gross operated production is now approximately 1.0 bcf per day, or about 1.6% of our nation's natural gas supply. None of this work has been easy (especially drilling 111 wells on the grounds of the DFW International Airport!), but we have been rewarded with some of the very best wells in the entire Barnett play by focusing on drilling in the most promising geological areas.

Because of lower natural gas prices in the fourth quarter of 2008 and first quarter of 2009, we have substantially reduced our

Fayetteville Shale

A Chesapeake-operated drilling rig operates in a pastoral Arkansas setting, with cattle undisturbed by the drilling and production of natural gas in their backyard.



Mike Churchwell, Fayetteville Production Superintendent – Searcy, Arkansas

***Commitment** to the environment is part of Chesapeake's day-to-day operating plan in Arkansas, where the company worked with numerous environmental agencies to divert excess water from the Little Red River into a private lake for use in its drilling and fracture stimulation activities.*



- The Fayetteville is currently the second most productive natural gas shale in the U.S. and one of the nation's 10 largest natural gas fields of any type
- Chesapeake entered the Fayetteville Shale in 2005 and now owns the industry's second-largest acreage position
- Chesapeake owns approximately 420,000 net acres of leasehold in the core area of the Fayetteville
- During the 2008 third quarter, Chesapeake entered into a joint venture and sold a 25% interest in its Fayetteville assets to BP for $1.9 billion of cash and future drilling carries
- During 2009, nearly all of Chesapeake's drilling costs, or approximately $550 million, will be paid for by our joint venture partner BP



Pulling together, floorhands keep rigs turning to the right in the Barnett Shale.

drilling activities in the Barnett, from 43 rigs in August 2008 to around 20 today. We intend to maintain this lower pace of drilling until natural gas prices recover to more attractive levels. With a 20-rig program, we project that 2009 gas production levels for Chesapeake in the Barnett will increase slightly while we believe most other operators will see their production levels fall in the Barnett during 2009. This decline will be an important factor in natural gas prices rebounding to higher levels, which we believe will occur in late 2009 or early 2010.

WE BELIEVE THAT CHESAPEAKE WILL EMERGE IN THE YEARS TO COME AS THE BIGGEST WINNER FROM THE BIG 4 SHALE LAND RUSH

Fayetteville Shale

The Fayetteville Shale of Arkansas emerged as the second important U.S. shale play in early 2005 with the announcement of its discovery by Southwestern Energy Company. Chesapeake had already developed a presence in the Woodford Shale of southeastern Oklahoma in 2004, so when we learned in 2005 of Southwestern's success we jumped over the state line into Arkansas very aggressively, ending up with approximately 550,000 net acres of prime Fayetteville acreage by mid-year 2008. Our drilling success came quickly in the Fayetteville as our knowledge of shale development from the Barnett and Woodford plays helped establish Chesapeake as the second-largest player in the Fayetteville.

A key to Chesapeake's Fayetteville success was entering into a joint venture with BP in September 2008. In this joint venture, we sold 25% of our assets in the Fayetteville to BP for $1.9 billion in cash and future drilling carries. Our cost basis in the 25% interest was only about $325 million, making this a highly profitable transaction, and it placed us in a partnership with one of the world's most successful and progressive major energy companies. Earlier in 2008, we had also sold to BP all of our Woodford assets in the Arkoma Basin for $1.7 billion, generating approximately $1.3 billion in excess of our costs. Our view of the Woodford was simply that it would not provide returns as strong as those we could generate from the Big 4 shale plays.

Going forward in the Fayetteville, we plan to maintain our present level of 20 drilling rigs throughout the majority of 2009 and 2010 and expect to see our gross operated production in the Fayetteville increase from our year-end 2008 level of 250 million cubic feet of natural gas equivalent (mmcfe) per day by more than 50% in 2009 and a further 20% in 2010. As part of our joint venture, BP has agreed to pay 100% of Chesapeake's drilling costs through much of 2009.

To date, we have drilled more than 250 net wells in the Fayetteville and have identified more than 4,000 net future wells we plan to drill in the years ahead. In time, we be-



A pumper gauges production at one of our 41,200 producing wells.



A wellsite becomes a hub of activity during fracture stimulation. Advanced completion techniques such as hydraulic fracturing have opened up new development opportunities in shale plays.

lieve the Fayetteville will ultimately produce as much as 75 tcfe to equal the level of production the industry should ultimately achieve from the Barnett. The Barnett and Fayetteville are truly world-class fields. They formed the foundation of our knowledge about natural gas shale discovery and production, which set the stage for even bigger plays in the Haynesville and Marcellus shales.

Haynesville Shale

The Haynesville Shale is the shale play of which we are most proud because it was discovered by Chesapeake's own geoscientists and engineers – right in the East Texas and northern Louisiana backyard of some of the largest and most capable natural gas producers in the industry. We began our geoscientific investigation of the Haynesville in 2005-2006, tested our theories by drilling in 2007, began to acquire acreage in earnest in 2007 and 2008 and in July 2008, formed an innovative joint venture with our well-respected industry partner, Plains Exploration & Production Company.

We have known Plains' very capable leadership team for more than 15 years and knew they were looking for a shale play to enter. We began our conversations with them in May 2008 and negotiations moved quickly. In early July, we announced the joint venture that would provide the template for future use with BP in the Fayetteville and StatoilHydro in the Marcellus. In our Plains joint venture, we sold 20% of our 550,000 net acres for $3.3 billion in cash and future drilling carries, which was approximately $2.8 billion more than our investment. The joint venture is off to a great start and we have already completed over 40 wells producing more than 200 mmcfe per day.

Chesapeake is now drilling with 24 rigs in the Haynesville, and we plan to continue adding rigs almost every month until we reach approximately 35 by midyear 2010. Thereafter, we plan to maintain that level of drilling indefinitely. As part of our joint venture, Plains has agreed to pay 50% of Chesapeake's drilling costs over a time frame that is estimated to extend through 2012.

The Haynesville is so expansive (more than twice the size of the Barnett core areas) and so overpressured (holding more gas in place per square mile than the Barnett) that we believe it will likely surpass the Barnett by 2015 to become the largest natural gas producing field in the U.S. We believe ultimate reserve recoveries from the Haynesville could exceed 250 tcfe, potentially making it one of the five largest natural gas fields in the world.

It is absolutely remarkable that in the U.S., the most extensively explored and drilled country in the world, Chesapeake geoscientists and engineers were able to discover this enormous new reservoir of natural gas. Ironically, it was the announcement of our joint venture with Plains on July 1, 2008, and the discussion of the potential size of the Haynesville natural gas discovery that marked



Mapping the way to success, corporate headquarters staff in Oklahoma City supports field activities throughout the company's operating areas.

POWERFUL ASSETS:

Haynesville Shale

the high-water mark for natural gas prices ($13.58 per mcf) and Chesapeake's stock price ($74.00 per share) in 2008. Clearly, this is a great example of the old adage that "no good deed goes unpunished!" In time, however, we anticipate that the value and scale of the Haynesville discovery and Chesapeake's #1 position in it will be amply rewarded by the marketplace once the current natural gas supply/demand imbalance fixes itself.

IT IS ABSOLUTELY REMARKABLE THAT IN THE U.S., THE MOST EXTENSIVELY EXPLORED AND DRILLED COUNTRY IN THE WORLD, CHESAPEAKE WAS ABLE TO DISCOVER THIS ENORMOUS NEW RESERVOIR

Marcellus Shale

The Marcellus Shale was another very significant scientific and commercial bright spot for Chesapeake in 2008. We first became aware of the presence of the Marcellus in 2005 when we were negotiating our $2.2 billion acquisition of Columbia Natural Resources, LLC (CNR). Although CNR was not actively developing the Marcellus at the time of our CNR acquisition, Chesapeake's geoscientists recognized that CNR's industry-leading leasehold position in Appalachia would overlay a significant portion of the Marcellus.

In 2007, we aggressively accelerated our Marcellus leasehold acquisition activity in Pennsylvania, West Virginia and New York and began to prepare for our first drilling activities in 2008. By early 2008, we had determined that the Marcellus would likely be highly prospective over an area of approximately 15 million net acres (approximately five times larger than the prospective Haynesville core area and ten times larger than the Barnett core area).

After acquiring 1.8 million net acres, Chesapeake began looking for its third shale joint venture partner. This search culminated in a $3.375 billion transaction with StatoilHydro, one of the most innovative, well-respected and largest of the European


Haynesville Shale

Almost hidden by lush vegetation, a rig drills for Chesapeake in Caddo Parish, Louisiana. Upon completion, the wellsite will be almost invisible in the landscape.



Buddy Powell, Haynesville Completion Foreman – Sligo, Louisiana

Knowledge *is a moveable asset, and Chesapeake's discovery and development of the Haynesville Shale in Louisiana are great examples of our ability to transfer knowledge and expertise from our other shale plays. Continual improvements in 3-D seismic, horizontal drilling and completion technologies enhance productivity and profitability throughout the company's operating areas.*



- In early 2008, Chesapeake announced its discovery of the Haynesville Shale, a reservoir that likely will become the nation's largest natural gas producer by 2015 and perhaps one of the five largest natural gas fields in the world over time
- Chesapeake is the largest leasehold owner and most active driller of new wells in the Haynesville
- Chesapeake owns approximately 460,000 net acres of leasehold in the Haynesville
- During the 2008 third quarter, Chesapeake entered into a joint venture and sold a 20% interest in its Haynesville assets to Plains Exploration & Production Company for $3.3 billion of cash and future drilling carries
- During 2009 and 2010, 50% of Chesapeake's drilling costs, or approximately $1.0 billion, will be paid for by its joint venture partner Plains

POWERFUL ASSETS:
Marcellus Shale

Marcellus Shale

international energy companies. This transaction, in which we sold a 32.5% interest in our Marcellus assets, was completed in November 2008. StatoilHydro had been seeking an entry point into a big U.S. shale play and had independently arrived at the conclusion that the Marcellus was the best shale play in which to invest. StatoilHydro approached us in May 2008, and over the next six months the deal took many twists and turns against a backdrop of steadily worsening global economic conditions and continually weakening natural gas and oil prices.

STATOILHYDRO HAD BEEN SEEKING AN ENTRY POINT INTO A BIG U.S. SHALE PLAY AND HAD INDEPENDENTLY ARRIVED AT THE CONCLUSION THAT THE MARCELLUS WAS THE BEST SHALE PLAY IN WHICH TO INVEST

Among all our transactions during 2008, we are most proud of the StatoilHydro transaction because almost nothing was going right in the world around us as we negotiated the deal. Nevertheless, the joint venture came together because StatoilHydro was astute enough to recognize that the Marcellus will likely generate very favorable returns for at least the next 50 years and should in time surpass the Haynesville to become the largest U.S. natural gas field and one of the five largest in the world.

Today, Chesapeake is drilling with 10 rigs in the Marcellus. We plan to end 2009 with at least 20 rigs drilling and project 30 rigs drilling by year-end 2010 and 40 rigs drilling by year-end 2011. The initial wells in the joint venture have been very successful and the eastern U.S. natural gas market continues to offer producers the best profit margins in the nation. In addition, we also are engaged with StatoilHydro in searching for additional shale gas plays around the world in a 50/50 partnership. We are intrigued and excited by the opportunity to extend



O.D. Oldaker, Daytime Driller – Nomac Drilling, and Zachary Arnold, Marcellus Completion Superintendent – Jane Lew, West Virginia

Teamwork *extends beyond company lines as Chesapeake accelerates development of the Marcellus Shale. To facilitate the development of the massive play, which has a prospective area ten times that of the Barnett Shale, we have entered into a joint venture partnership with Norwegian-based StatoilHydro.*



- Chesapeake entered the Marcellus Shale play in 2005 through its acquisition of Columbia Natural Resources, LLC and later expanded its leasing activities
- Chesapeake is the largest leasehold owner in the Marcellus Shale play that spans from West Virginia across much of Pennsylvania into southern New York
- Chesapeake anticipates ending 2009 as the most active driller and the largest producer of natural gas from the Marcellus
- In 2008, Chesapeake entered into a joint venture and sold a 32.5% interest in its Marcellus Shale assets, including approximately 600,000 net acres of leasehold, to StatoilHydro for $3.375 billion of cash and future drilling carries
- During 2009 and 2010, 75% of Chesapeake's drilling costs, or approximately $650 million, will be paid for by its joint venture partner StatoilHydro

Sunset provides a spectacular setting for a Chesapeake-operated drilling rig in Mineral County, West Virginia. The company expects to quadruple its Marcellus Shale rig count in the next three years.



From silent desert landscapes to bustling cities, Chesapeake rigs work in a multitude of environments.

our natural gas shale expertise from the U.S. to other parts of the world through this joint venture with StatoilHydro.

2008 Joint Ventures

In total, during 2008 we sold assets with a cost basis of $1.2 billion for $8.6 billion in cash and drilling carries in our three joint ventures. This would be a remarkable achievement in any economy, but we believe it was particularly impressive in an economy that steadily worsened throughout the second half of 2008. We have announced that we would like to enter into a Barnett joint venture in 2009, and we also have a few other large attractive plays in which we may consider bringing in joint venture partners.

The three 2008 joint ventures, along with our extremely valuable natural gas hedges and low-cost, high-quality asset base, will enable Chesapeake to continue drilling aggressively in an environment very conducive to value creation through the drillbit in 2009 and 2010. This will occur because drilling costs should decline by at least 25% during 2009, allowing Chesapeake to extend the value of its drilling carries and find new reserves of natural gas during some of the most challenging times our industry has seen in the past 30 years – just the right time for Chesapeake to take full advantage of our significant competitive strengths.

Natural Gas

Chesapeake's final Powerful Asset to highlight is natural gas. The Big 4 shale plays have quite simply changed the game of how to solve our nation's energy and environmental challenges in the years ahead. There has never really been any debate about whether natural gas is a good fuel – its carbon-light molecular structure guarantees that. The issue has been whether there is enough of it to begin moving our electrical generation system more aggressively away from carbon-heavy fuels such as coal and oil to carbon-light natural gas and whether it is the right time to begin moving our transportation system away from carbon-heavy oil, much of which we import from unstable or unfriendly areas.

IN TOTAL, DURING 2008 WE SOLD ASSETS WITH A COST BASIS OF $1.2 BILLION FOR $8.6 BILLION IN CASH AND DRILLING CARRIES IN OUR THREE JOINT VENTURES

With the enormity of the Big 4 shale plays now more fully understood, it should become increasingly clear that the U.S. has a huge competitive advantage when it comes to addressing economic, environmental and energy issues. On the economic side, U.S. natural gas prices are the lowest in the industrialized world. They



The company's unique world-class Reservoir Technology Center helps crack the code in finding and developing natural gas from shale formations.


817-215-8600
thanks Barnett Shale
for clean air
Chesapeake

Citizens of Fort Worth, Texas, can breathe easier with the city's natural gas-powered mass transportation system.

NATURAL GAS WILL ALLOW THE U.S. TO BEGIN TRANSITIONING ITS TRANSPORTATION SYSTEM AWAY FROM CARBON-HEAVY GASOLINE AND DIESEL TOWARDS CARBON-LIGHT, AMERICAN NATURAL GAS

are likely to remain so indefinitely, for the simple reason that including the 12% or so of U.S. natural gas supply imported from Canada, the U.S. is entirely capable of self-sufficiency in natural gas supply.

On the environmental side, the U.S. can regain its rightful place as the leader of the worldwide environmental movement because burning clean natural gas instead of carbon-heavy coal could allow our nation to become the leader in reducing CO_2 emissions. And finally, natural gas will allow the U.S. to begin transitioning its transportation system away from carbon-heavy gasoline and diesel towards carbon-light, American natural gas.

To capture these revolutionary advantages the Big 4 shale plays can provide, our nation's challenge is to recognize that the age of natural gas abundance is upon us and that it will remain with us for decades. However, maximizing its value will require all of the nation's political and commercial willpower to make the transition from carbon-heavy coal and oil to carbon-light natural gas. A better, brighter and more prosperous future awaits us all if we pursue the full potential of natural gas.

Just as Chesapeake has become a major player in discovering and developing the Big 4 shale plays, we have also become a leader in investing in educational opportunities to make sure that policymakers and the public understand the potential and reality of clean, abundant, affordable American natural gas. We will continue that leadership in 2009 and beyond as we move into the new Age of Natural Gas.

We have secured Powerful Assets and positioned Chesapeake to prosper in the Age of Natural Gas. We look forward to providing powerful returns and capitalizing on our timely and distinctive investments in the years ahead.

Best regards,

Aubrey K. McClendon
Chairman and Chief Executive Officer
March 31, 2009

[1] Reserve replacement is calculated by dividing the sum of reserve additions from all sources by actual production for the corresponding period. We calculate drilling and net acquisition cost per mcfe by dividing total costs incurred during the year, less certain costs primarily related to unproved property net acquisitions, geological and geophysical costs and deferred taxes related to corporate acquisitions by total proved reserve additions excluding price-related revisions.

[2] Adjusted ebitda is net income before interest expense, income tax expense, and depreciation, depletion and amortization expense, excluding certain items that management believes affect the comparability of operating results.

[3] Operating cash flow is net cash provided by operating activities before changes in assets and liabilities.

[4] Adjusted earnings per fully diluted share is net income per share available to common, assuming dilution, as adjusted to remove the effects of certain items that management believes affect the comparability of operating results.

[5] FORTUNE 100 Best Companies to Work For® listed in the magazine's February 2, 2009 issue.


817-215-8600
thanks Barnett Shale
for clean air
Chesapeake

Citizens of Fort Worth, Texas, can breathe easier with the city's natural gas-powered mass transportation system.

NATURAL GAS WILL ALLOW THE U.S. TO BEGIN TRANSITIONING ITS TRANSPORTATION SYSTEM AWAY FROM CARBON-HEAVY GASOLINE AND DIESEL TOWARDS CARBON-LIGHT, AMERICAN NATURAL GAS

are likely to remain so indefinitely, for the simple reason that including the 12% or so of U.S. natural gas supply imported from Canada, the U.S. is entirely capable of self-sufficiency in natural gas supply.

On the environmental side, the U.S. can regain its rightful place as the leader of the worldwide environmental movement because burning clean natural gas instead of carbon-heavy coal could allow our nation to become the leader in reducing CO_2 emissions. And finally, natural gas will allow the U.S. to begin transitioning its transportation system away from carbon-heavy gasoline and diesel towards carbon-light, American natural gas.

To capture these revolutionary advantages the Big 4 shale plays can provide, our nation's challenge is to recognize that the age of natural gas abundance is upon us and that it will remain with us for decades. However, maximizing its value will require all of the nation's political and commercial willpower to make the transition from carbon-heavy coal and oil to carbon-light natural gas. A better, brighter and more prosperous future awaits us all if we pursue the full potential of natural gas.

Just as Chesapeake has become a major player in discovering and developing the Big 4 shale plays, we have also become a leader in investing in educational opportunities to make sure that policymakers and the public understand the potential and reality of clean, abundant, affordable American natural gas. We will continue that leadership in 2009 and beyond as we move into the new Age of Natural Gas.

We have secured Powerful Assets and positioned Chesapeake to prosper in the Age of Natural Gas. We look forward to providing powerful returns and capitalizing on our timely and distinctive investments in the years ahead.

Best regards,

Aubrey K. McClendon
Chairman and Chief Executive Officer
March 31, 2009

[1] Reserve replacement is calculated by dividing the sum of reserve additions from all sources by actual production for the corresponding period. We calculate drilling and net acquisition cost per mcfe by dividing total costs incurred during the year, less certain costs primarily related to unproved property net acquisitions, geological and geophysical costs and deferred taxes related to corporate acquisitions by total proved reserve additions excluding price-related revisions.

[2] Adjusted ebitda is net income before interest expense, income tax expense, and depreciation, depletion and amortization expense, excluding certain items that management believes affect the comparability of operating results.

[3] Operating cash flow is net cash provided by operating activities before changes in assets and liabilities.

[4] Adjusted earnings per fully diluted share is net income per share available to common, assuming dilution, as adjusted to remove the effects of certain items that management believes affect the comparability of operating results.

[5] FORTUNE 100 Best Companies to Work For® listed in the magazine's February 2, 2009 issue.

Operating Areas

Chesapeake is the largest independent producer of U.S. natural gas and has built the nation's largest natural gas resource base including a #1 or #2 position in each of the Big 4 shale plays: the Barnett, Fayetteville, Haynesville and Marcellus. Our unique position in these four most important shale plays will provide us competitive advantages for years, if not decades, to come. No other company in the industry has this distinction and the competitive advantages associated with a Top 2 position in each of the low-cost, low-risk Big 4 shale plays.

We own interests in approximately 41,200 producing natural gas and oil wells and we produced approximately 843 billion cubic feet of natural gas equivalent (bcfe) in 2008 for an average of 2.3 bcfe per day. At year-end 2008, our proved reserves were 12.1 trillion cubic feet of natural gas equivalent (tcfe), of which 94% were natural gas and all of which were onshore in the U.S. We have also captured an inventory of more than 36,000 net future drilling opportunities – more than 10 years' worth of drilling at our current pace – on approximately 15 million net acres of total leasehold in the U.S. The following highlights Chesapeake's ownership position in our key operating areas.


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9
4
3
8

1 Barnett Shale

The Barnett Shale in North Texas is currently the largest and most prolific unconventional natural gas resource play in the U.S. In the Barnett, Chesapeake is the second-largest producer of natural gas, the most active driller and the largest leasehold owner in the Tier 1 sweet spot of Tarrant, Johnson and western Dallas counties. Our gross operated production in the Barnett is now approximately 1.0 bcfe per day, or about 1.6% of our nation's natural gas supply. We anticipate using an average of approximately 20 operated rigs in 2009 to further develop our 310,000 net acres of leasehold, of which 275,000 net acres are located in the prime core and Tier 1 areas. On this acreage we plan to drill more than 2,800 net future wells in the years to come.



2008 Total Production: 180 bcfe, +96%*, 21%**
12/31/08 Proved Reserves: 2,940 bcfe, +47%*, 24%**
12/31/08 Net Leasehold Acres: 310,000, +29%*, 2%**

2 Fayetteville Shale

Chesapeake owns the industry's second-largest acreage position in the core area of the Fayetteville Shale play in Arkansas, totaling nearly 420,000 net acres. The Fayetteville is currently the second most productive shale play in the U.S. and one of the nation's 10 largest natural gas fields of any type. We anticipate drilling more than 4,000 net future wells on our Fayetteville acreage in the years to come and plan to utilize an average of approximately 20 operated rigs in 2009 to further develop our leasehold. During the 2008 third quarter, we entered into a joint venture and sold a 25% interest in our Fayetteville assets, including approximately 135,000 net acres of leasehold and production of 45 mmcfe per day to BP for $1.9 billion of cash and future drilling carries. During 2009, nearly all of Chesapeake's drilling costs in the Fayetteville, or approximately $550 million, will be paid for by our joint venture partner BP.



2008 Total Production: 55 bcfe, +267%, 7%
12/31/08 Proved Reserves: 660 bcfe, +98%, 5%
12/31/08 Net Leasehold Acres: 420,000, 28%, 3%

3 Haynesville Shale

In early 2008, Chesapeake announced its discovery of the Haynesville Shale, a reservoir that likely will become the nation's largest natural gas producer by 2015 and perhaps one of the five largest natural gas fields in the world over time. We are the largest leasehold owner and most active driller of new wells in the play, which is located in Northwest Louisiana and East Texas. We anticipate drilling more than 3,400 net future wells on our Haynesville acreage and plan to utilize an average of approximately 28 operated rigs in 2009 to further develop our 460,000 net acres of Haynesville leasehold. During the 2008 third quarter, we entered into a joint venture and sold a 20% interest in our Haynesville assets, including approximately 110,000 net acres of leasehold, to Plains Exploration & Production Company for $3.3 billion of cash and future drilling carries. During 2009 and 2010, 50% of Chesapeake's drilling costs in the Haynesville, or approximately $1.0 billion, will be paid for by our joint venture partner Plains.



2008 Total Production: 10 bcfe, NM, 1%
12/31/08 Proved Reserves: 360 bcfe, +17,900%, 3%
12/31/08 Net Leasehold Acres: 460,000, +358%, 3%

4 Marcellus Shale

Chesapeake is the largest leasehold owner in the Marcellus Shale play that spans from northern West Virginia across much of Pennsylvania into southern New York. We expect to end 2009 as the most active driller and the largest producer of natural gas from the play. We anticipate drilling more than 3,900 net wells on our Marcellus acreage in the future and plan to utilize an average of approximately 14 operated rigs in 2009 to further develop our 1.25 million net acres of Marcellus leasehold. During the 2008 fourth quarter, Chesapeake entered into a joint venture and sold a 32.5% interest in its Marcellus assets, including approximately 600,000 net acres of leasehold, to StatoilHydro for $3.375 billion of cash and future drilling carries. During 2009 and 2010, 75% of Chesapeake's drilling costs in the Marcellus, or approximately $650 million, will be paid for by our joint venture partner StatoilHydro.



2008 Total Production: 5 bcfe, NM, 1%
12/31/08 Proved Reserves: 40 bcfe, +214%, <1%
12/31/08 Net Leasehold Acres: 1,250,000, +21%, 8%

Note: Figures may not add to company totals due to rounding in each area

* Compared to last year
** % of company total
NM Not meaningful

5 Anadarko Basin

The Anadarko Basin is characterized by a wide variety of play types and depth ranges, including some of the most complex and prolific conventional and unconventional natural gas reservoirs in the U.S. We have generated particularly strong drilling results from our unconventional Colony Granite Wash discovery in Washita and Custer Counties, Oklahoma, where rates of return in this play are among the highest in our company. In this region we have reinvigorated drilling activity and economic returns through the use of modern horizontal drilling techniques in plays previously only drilled vertically. We also have extensive acreage holdings and are the most active driller in the various Granite and Atoka washes in western Oklahoma.



2008 Total Production: 125 bcfe, 11%, 15%
12/31/08 Proved Reserves: 1,480 bcfe, +3%, 12%
12/31/08 Net Leasehold Acres: 820,000, +19%, 5%

6 Other Mid-Continent

Chesapeake's Other Mid-Continent area includes operations in Oklahoma, the Texas Panhandle and southwest Kansas. In addition to various conventional plays in this area, our activities currently focus on the massive Sahara unconventional natural gas resource project in northwest Oklahoma, where Chesapeake is by far the dominant operator with almost 1.0 million net leasehold acres. Sahara is a multi-county play with excellent low-risk, shallow natural gas production and emerging horizontally drilled oil opportunities. During 2008, we also achieved notable success in horizontally drilling our West Edmond Hunton Lime Unit (WEHLU) just north of Oklahoma City, where we are recovering incremental oil production from a field initially developed using vertical wells in the 1940s. In August 2008, we sold our Arkoma Basin Woodford Shale assets to BP for approximately $1.7 billion in cash compared to our cost basis of approximately $420 million.



2008 Total Production: 235 bcfe, +7%, 28%
12/31/08 Proved Reserves: 2,980 bcfe, 11%, 25%
12/31/08 Net Leasehold Acres: 4,035,000, +13%, 27%

7 Permian and Delaware Basins

In the northern portion of the Permian Basin, Chesapeake has focused on discovering and developing various shallow- to medium-depth oil and natural gas plays and also operates a number of secondary recovery oil projects. In 2008, we began testing various horizontal unconventional play concepts with several demonstrating encouraging initial results. The Delaware Basin also includes the Deep Haley play, which is centered in Loving County, Texas. In Haley, Chesapeake owns the industry's largest leasehold position where we are targeting the prolific and overpressured Strawn, Atoka and Morrow formations located at depths of 15,000-18,000 feet.



2008 Total Production: 80 bcfe, +23%, 9%
12/31/08 Proved Reserves: 920 bcfe, 7%, 8%
12/31/08 Net Leasehold Acres: 3,210,000, +42%, 21%

8 East Texas, Gulf Coast, South Texas and Louisiana

In East Texas, Chesapeake is focused on developing various tight natural gas sand formations in medium to deep horizons, including the Pettet, Travis Peak and Cotton Valley formations. In addition, we are one of the top three leasehold owners in the Deep Bossier play. We have established a significant presence in a number of counties along the prolific Texas Gulf Coast, where we utilize 3-D seismic data to delineate structural and stratigraphic traps, primarily in the Frio, Yegua and Wilcox formations. Our South Texas operations, which are primarily focused in Zapata County, are an important area of natural gas production for Chesapeake and we plan to monetize a portion of this production though a volumetric production payment (VPP) in the first half of 2009.



2008 Total Production: 120 bcfe, 8%, 14%
12/31/08 Proved Reserves: 1,150 bcfe, 11%, 10%
12/31/08 Net Leasehold Acres: 1,080,000, 6%, 7%

9 Appalachian Basin

Often referred to as America's most drilled, but least explored area, Appalachia presents abundant growth opportunities through the introduction of leading-edge exploration, drilling and production technologies in which Chesapeake is a recognized industry leader into a basin largely ignored by the industry in recent years. Our leasehold position, excluding our Marcellus properties, includes 1.3 million net acres in the Lower Huron Shale play and an additional 1.7 million net acres in other conventional and unconventional plays in the region. We have developed multiple deep exploration prospects in Appalachia that we plan to test in the next several years once natural gas prices recover to higher levels.



2008 Total Production: 35 bcfe, 29%, 4%
12/31/08 Proved Reserves: 1,570 bcfe, +30%, 13%
12/31/08 Net Leasehold Acres: 3,630,000, +3%, 24%





Punctuating the blue sky of West Virginia, a Chesapeake-operated Yost drilling rig drills 24/7 as the company ramps up development of the Marcellus Shale. On January 1, 2009, Chesapeake combined the expertise and resources of its Yost and Nomac drilling subsidiaries into a consolidated Nomac entity to better coordinate drilling programs.

Investor Q&A

What differentiates CHK from its competitors?

At least four factors differentiate Chesapeake from its competitors: great people, great assets, great strategy and great execution. We recognized earlier than most companies in the U.S. exploration and production industry that the combination of structurally higher natural gas prices and better drilling and completion technologies would make unconventional natural gas resource plays highly economic. We aggressively invested in shale-focused leasehold and have built the nation's top natural gas resource base. Our Powerful Assets include a #1 or #2 position in the four most important shale plays – the Barnett, Fayetteville, Haynesville and Marcellus – which we refer to as the "Big 4." No other company in the industry has this distinction and competitive advantage in the low-cost, low-risk Big 4 shale plays. Chesapeake now owns approximately 15 million net acres of total leasehold in the U.S. and has identified more than 36,000 drilling opportunities on this leasehold. We believe this deep backlog of drilling inventory – more than 10 years worth at current drilling levels – provides unusual confidence and transparency in our future growth capabilities.



Steven C. Dixon, Executive Vice President – Operations and Chief Operating Officer

Chesapeake has also designed and built a talented, technologically focused organization that skillfully executes the nation's largest drilling program. This organization enables the company to quickly and efficiently convert its investment in leasehold into more valuable proved reserves and producing properties through a low-risk, vertically integrated manufacturing approach to the business.

How has shale gas changed the energy industry?

We believe that the discovery and commercialization of natural gas from shales have transformed the U.S. exploration and production industry as the finding and development cost curve for the industry has rapidly and dramatically shifted. Until about five years ago, most companies in our industry had relatively similar asset bases, and the cost for the most efficient producers to add reserves and production was not very different from that of the least efficient producers. Over the past few years, our industry has applied better drilling and completion technology to recover conventional resources on tighter spacing patterns. Combined with steadily rising natural gas prices of the past few years, the accelerated rate of production from conventional resources created excellent returns for companies and shareholders. However, very few large new conventional natural gas resources were actually found – existing resources were simply produced faster.

However, shale plays have recently achieved tremendous breakthroughs as Chesapeake and the industry have applied rapidly improving geoscience expertise and engineering technologies to identify, drill and produce natural gas from a handful of prolific shale plays. While not all shale plays are commercially viable, the best shale plays, particularly the Big 4, offer the lowest finding and development costs and best returns in the industry. Even greater benefits are the large scale of the shale plays and their predictable, low-risk performance.

The industry has been successful at increasing reserve recoveries, reducing drilling costs and generating high rates of return in a manufacturing-like operation from shale plays. As a result, our industry is becoming increasingly divided between the "shale haves" and the "shale have-nots." We believe that only 10 or so companies comprise the "shale haves," compared to about 10,000 "shale have-nots," and Chesapeake is the largest beneficiary of this distinction in the industry with a Top 2 position in each of the four best shale plays in America. Conversely, the thousands of other companies that missed the Big 4 shale land rush of 2004 to 2008, will likely be at a competitive disadvantage for years, if not decades, to come.



Marcus C. Rowland, Executive Vice President and Chief Financial Officer

More importantly, the prolific Big 4 shale plays underpin a tremendous opportunity for change in America's energy and environmental policies. The recent rapid production growth from shale plays combined with the expansive, low-risk resource base in these shale formations allows consumers and public policymakers to approach choices about our energy needs and environmental goals from a viewpoint of natural gas abundance rather than natural gas scarcity. We believe that natural gas will increasingly be recognized as the most practical and scalable solution to the nation's dual challenge of generating more energy while reducing pollution and greenhouse gas emissions.

What does CHK do to mitigate risks in its business?

Chesapeake's approach to mitigating risks differentiates the company among its competitors. First, we focus our leasing and drilling efforts on the high-quality core areas of resource plays that offer the highest rates of return, rather than on low-quality fringe areas that typically lead to substandard returns, particularly during industry down cycles. We also only operate onshore in the U.S. and almost exclusively on private lands east of the Rockies, where the ownership and operation of our assets are safe and secure, environmental issues are manageable and where natural gas prices are typically the strongest. Second, we focus on capturing substantial profit margins and minimizing revenue and cash flow volatility though our extensive natural gas and oil hedging programs. During the past three years, these hedging programs have increased our revenues by more than $2.4 billion. Third, we vertically integrate our operations to achieve lower costs and better services, reduce bottlenecks and streamline decision making. Finally, we finance investments in our long-term assets with long-term, fixed maturity, low-cost fixed-rate debt that allows us to enhance shareholder returns and weather financial market volatility.

Despite sensational and inaccurate concerns last fall about Chesapeake's ability to weather the economic storm, the company is actually very well positioned for strong performance during this downturn in the industry and the U.S. economy. We have plenty of cash (almost $2.0 billion at year-end 2008), we have drilling carries (approximately $4.0 billion at year-end 2008), we have access to capital markets ($1.4 billion in long-term debt raised in February 2009 to pay down a significant portion of our bank debt), we have no significant debt maturities until November 2012 and we are well hedged in 2009 (approximately 78% of our expected production is hedged for 2009 at an average price of approximately $7.70). In addition, approximately 70% of our capital expenditures in 2009 will be focused on the Big 4 shale plays where we believe our finding and development costs will be around $1.25 per mcfe, a level that we believe will lead the industry in 2009. Very few companies have similarly mitigated risks and are as well positioned as Chesapeake to not only survive, but also thrive during a tough economic year in 2009.



Jeffrey L. Mobley, Senior Vice President – Investor Relations and Research

Why did CHK form joint ventures in 2008 in several of its shale plays?

In 2008, Chesapeake completed innovative joint ventures in three of its Big 4 shale plays – the Haynesville, Fayetteville and Marcellus. Chesapeake's early recognition and entry into these important plays allowed it to establish large, dominant, low-cost positions in each of them. The company chose to fund its leasehold investment in these plays by selling a portion of its position for approximately $8.6 billion at a substantial profit with about half in cash up front and the rest through drilling carries by its partners. As a result, Chesapeake was able to fund nearly all of its total leasehold investment in these plays and also secured funding for more than half of its near-term drilling costs in the three shale plays. Through the joint ventures, Chesapeake was able to establish much larger positions in the Haynesville, Fayetteville and Marcellus shales than it otherwise would have been able to pursue.

What technological advantages does CHK have?

With its industry-leading drilling program and leasehold position, Chesapeake receives daily drilling information on roughly one out of every five wells drilled in America. This level of information has proven to be a tremendous competitive advantage for the company. As we have grown, Chesapeake has invested heavily to capitalize on this steady flow of information and built a large, technologically sophisticated organization capable of quickly synthesizing geologic and drilling data in order to identify new opportunities and improve the execution of our drilling and production programs.

Today, Chesapeake employs more than 2,100 highly trained geoscience, engineering and operations professionals, virtually all of whom are centrally located at our corporate headquarters in Oklahoma City where knowledge can be quickly and efficiently shared and transferred across our operations. Chesapeake has also created a state-of-the-art, world-class shale rock core analysis and petrophysical laboratory – the Chesapeake Reservoir Technology Center – which has been



J. Mark Lester, Executive Vice President – Exploration

instrumental in the company's discovery of the Haynesville Shale and the enhancement of drilling and completing wells in all of the Big 4 shale plays.

Finally, with access to more than 21 million acres of 3-D seismic data, Chesapeake is able to employ cutting-edge geophysical analysis and interpretation of subsurface features to identify new opportunities and optimize drilling results.

Why has CHK vertically integrated its operations?

Chesapeake plans to maintain a high level of drilling activity on its high-quality resource base indefinitely. We anticipate that the equipment used in this drilling program and production operation will have extremely high utilization rates and will be used well beyond the time required to pay back an investment in new equipment. By owning and operating our own fleet of drilling rigs, compression equipment, trucks and gathering systems, for example, we believe that the company not only achieves lower overall costs, but also higher quality and more timely service. We also experience better safety and lower personnel turnover compared to third-party service providers.

What does CHK do to attract and retain talented employees?

Chesapeake recognized a decade ago that because of long-standing demographic trends, our industry would be talent short in the years ahead. We also recognized that our industry-leading drilling inventory would need a large, dedicated team capable of orchestrating the industry's largest drilling program. As a result, we committed extensive resources to create a corporate culture and benefit structure that would make Chesapeake an employer of choice. This investment has captured the attention of many as we receive more than 10,000 job applications per month and we have been named to Fortune's "100 Best Companies to Work For" list for the past two years.

We place a great deal of emphasis on providing employees with all the resources needed to perform their jobs well. We believe our award-winning architecture and immaculate landscaping at our Oklahoma City headquarters complex drive home the message to our employees, visitors, vendors and our fellow citizens that at Chesapeake we care about the details of our work and want to conduct our business in a first-class manner.



Martha A. Burger, Senior Vice President – Human and Corporate Resources

Further, you will note that none of our buildings in Oklahoma City are more than five stories tall. The reason for this is that we do not want more than five levels of hierarchy between any employee of the company and senior management. Even though our corporate campus today is quite large with more than a million square feet of office space, it looks and feels like a university campus and fosters a spirit of natural collegiality among our employees that we believe is essential to their productivity and creativity.

Finally, we believe we are all in this together. That is why members of the support staff that clean our buildings, run our employee restaurants and manage our fitness center are all fellow Chesapeake employees. Likewise, all of our employees are compensated in the same manner – with industry-competitive wages and performance bonuses and restricted stock awarded twice per year – and are motivated and coached through semi-annual performance reviews in an industry where annual reviews are the norm. We do not believe in pension plans because we do not wish to burden tomorrow's shareholders with today's employee costs. Instead, we want to spark a work ethic and creativity level motivated by stock ownership and augmented by cash bonuses.

Why does CHK sell assets through VPPs and property sales from time to time?

There are several ways to generate profits in the natural gas business. The traditional way is to spend capital to obtain leasehold, drill wells and then subsequently produce the wells out over a very long time and collect the net cash flow after expenses. Chesapeake has been very successful and has historically generated very attractive returns in this traditional aspect of the business. However, we always focus on attempting to generate the highest margins and there are simply times when markets provide opportunities to sell assets at substantial profit margins and generate returns far better than in our traditional business. In such times, we are able to monetize more mature assets and redeploy the capital into lower cost, newly producing wells or new low-cost leasehold. Additionally, asset monetizations enable us to further improve our balance sheet and grow our business well beyond what we are able to finance from internal cash flow or by occasionally accessing the public capital markets.

In 2008, Chesapeake enjoyed tremendous success in monetizing both producing properties and leasehold. Through three volumetric production payments (VPPs) and other transactions, Chesapeake sold approximately 700 bcfe of proved reserves for $2.4 billion, or approximately $3.47 per mcfe, versus our 2008 average drillbit finding and development cost of $2.04 per mcfe, a margin difference of 70%. We also sold undeveloped leasehold last year for $9.9 billion in cash and future drilling carries. In total, Chesapeake captured $12.0 billion of cash and future drilling carries last year by selling assets with a cost basis of approximately $2.0 billion – an incredible year of value creation that, while largely disregarded by financial markets in the second half of 2008, will likely power our performance in 2009 and 2010.



Douglas J. Jacobson, Executive Vice President – Acqusitions and Divestitures

What is CHK doing to help expand the long-term demand for natural gas?

Chesapeake has been an industry leader in promoting initiatives to help the U.S. decrease its reliance on foreign sources of energy, lower its energy costs, reduce pollution and greenhouse gas emissions, create American jobs and increase U.S. tax revenues – all of which can be accomplished through the greater use of natural gas. Chesapeake is actively working with the new, E&P industry-founded American Natural Gas Alliance, the Chesapeake-founded American Clean Skies Foundation and other environmentally conscious organizations to encourage public policymakers and energy consumers to increase the utilization of natural gas for electric power generation and to shift the U.S. transportation fuel mix toward natural gas through compressed natural gas (CNG) vehicles (NGV's).

As a fuel for power generation, natural gas emits half of the carbon dioxide of coal and particulate and mercury emissions are virtually nonexistent from natural gas compared to coal-fired power generation. Once the pollution costs of burning coal for power generation are more fully accounted for, natural gas will become a more economical power generation fuel than coal and a cheaper and more scalable alternative to renewable sources such and wind and solar.

As a vehicle fuel, natural gas is a less expensive fuel alternative to oil-related products. It cuts carbon dioxide emissions by about 30% and emissions of other pollutants by approximately 90%. These advantages are gaining recognition in the marketplace and greater use of natural gas for transportation in the U.S. is likely on the horizon, particularly for medium- and heavy-duty fleets and public transportation.

What competition does CHK anticipate from LNG imports?

Despite potential short-term market softness due to the current global economic slowdown, we believe the global market for natural gas will continue to grow at attractive levels as the world addresses its dual challenges of securing more energy but creating less pollution, especially from reliable sources. Liquefied natural gas (LNG) will meet a portion of this expanding global demand as several liquefaction projects start up over the next few years. If prices for natural gas in the U.S. are high enough to compete for cargos, some LNG may be imported into the U.S. and compete with U.S. natural gas producers, particularly given the greater availability of underground storage capacity in the U.S. However, LNG transportation costs to the U.S. market are relatively high for most LNG shippers and, over time, we believe most LNG cargos will likely gravitate to premium markets in Europe and Asia where consumers are not able to meet their energy needs from indigenous sources of natural gas, as we can here in the U.S.



Champion of the community. *Wes Welker, Oklahoma City native and Super Bowl champion with the New England Patriots, scores big with kids at Chesapeake's Catch A Cause event.*

Setting the standard. *The Twin Woman 1-32, drilled in 1977 by another company, received an extreme makeover after its acquisition by Chesapeake. Each acquired wellsite is inspected and restored to meet the company's strict standards for attractive and safe well locations.*

Environmentally conscious. *Chesapeake works to preserve natural habitats such as the Little Red River in Arkansas.*

Social Responsibility

We're more than a partner, we're also a neighbor. Our employees live in almost every county and town where we operate and take pride in improving the places they call home.


WORKING TOGETHER. WE ALL WIN.
Chesapeake
ENERGY
MAJOR DALLAS DONORS
MAJOR FORT WORTH DONORS

Lending a hand. *Chris Nartey, Senior System Administrator, helps paint a brighter future at the Oklahoma City Rebuilding Together Project.*

College bound. *Recipients of the Chesapeake Scholarship Fund in the Barnett Shale area are ready to head off to college.*

Community Relations

Our goal is for Chesapeake to serve as a Powerful Asset to the people and communities that live and prosper above the natural gas resources we develop.


Sandy Sowell's
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Team effort. *Companywide, employees raised more than $2.3 million during this year's annual United Way campaign. West Virginia employees enjoy fun and games during the campaign's Halloween extravaganza.*



Play ball. *Chesapeake Restaurant employees in Fort Worth serve hot dogs at a local ball field's relighting ceremony.*


Social Services
Health and Medical
Education
Community Development

Chesapeake's $18 Million of Charitable Giving in 2008

Chesapeake operations stimulate the economies of hundreds of cities and towns throughout the 17 states where we operate, enhancing the lives of people and businesses through royalty payments, taxes, increased job opportunities and contractor services. In addition to the economic impact of our business activities, our company and employees make a personal impact as they work with nonprofit, government and municipal organizations to support educational institutions, health and social service organizations and community development initiatives.

Stimulating the Economy

Residents of our operating areas recognize the presence of the white trucks bearing Chesapeake's logo as good signs for their communities. The company has earned a reputation as a strong and responsible partner for mineral rights owners in both urban and rural settings. In 2008, we paid almost $2.0 billion in royalties to approximately 130,000 individuals, families and other entities in all 50 states across the U.S.

The economic impact of Chesapeake's operations is substantial. Taxes paid by Chesapeake help states and municipalities fund a multitude of projects from schools to roads, providing a strong asset base for communities to thrive. In 2008, Chesapeake paid more than $1.1 billion in federal, state and local taxes, including ad valorem, severance, sales and use, employee withholding and unemployment, corporate income and franchise taxes.

Natural gas development means more jobs. Chesapeake seeks to hire as many local workers as possible for its activities in each state. Hiring local drilling crews is good for morale because crew members work closer to home. It also provides high-paying jobs and stimulates local economies during both prosperous and challenging times.

In anticipation of the skilled manpower needed to develop the Fayetteville Shale play in Arkansas, for example, Chesapeake's subsidiary, Nomac Drilling, partnered with Arkansas State University-Beebe to create a floorhand training program and Chesapeake funded a rig simulator that is a key to the training. Nomac has hired 24 of the program's graduates and has created almost 500 jobs in the region to date. This investment in Arkansas has not only helped create a larger pool of trained crews for Nomac, but it has also resulted in a better-trained work force for the state.

As local contractors are hired for various phases of the drilling process from fracture stimulation to equipment rental, the economic impact continues to increase. Well-paid crews use local restaurants, hotels and services, creating a ripple effect that stimulates regional economies.

Community Benefits

We have a strong commitment to communities, many of which last year began to feel the effects of a slowing national economy. In 2008, Chesapeake contributed $18 million in partnerships and gifts that benefited community development, education, health and medical and social services.

Chesapeake has a well-earned reputation for generosity. In Texas, Chesapeake purchased new Trek bicycles for the Burleson Police Department's Bicycle Patrol Unit. In Louisiana, we helped fund the Cyber Innovation Center research park. Last summer the company sponsored the Goddard Youth Camp in Oklahoma and the Strong Families Festival in West Virginia. The company's strong community ties and commitment is evident across all our operating areas.

Preparing Future Generations Today

More than 375 college students across the country currently receive financial assistance through Chesapeake's many scholarship programs. In 2008, the company contributed more than $1.1 million to help fund higher education tuition. Through the Chesapeake Scholars Program for Rural Oklahomans Fund, selected students from Oklahoma towns with a population of 20,000 or less are awarded scholarships. The company also awards merit-based scholarships for students pursuing degrees related to the energy industry including petroleum engineering, geology, law and energy management.

In addition, Chesapeake partners with local groups such as 4-H clubs and Future Farmers of America to recognize and reward high school students in many of our operating areas through the Discovering Tomorrow's Leaders program. In this program, students are nominated by teachers, classmates and organization advisers. Winning students are recognized at awards banquets, with computers donated to their schools and drawings for personal laptop computers.

Many Chesapeake employees are involved in helping younger students reach their full potential. In Oklahoma City, Chesapeake has been mentoring at Horace Mann Elementary School for 14 years and currently provides mentors for all 285 students. Each week employees take an hour from their jobs to help students with their studies and to serve as positive role models. Employees also mentor 35 students at Oklahoma City's Belle Isle Enterprise Middle School.


DELL
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Opening up the future. *Leah King, Director – Community Relations, and kids in Forest Hill, Texas, unpack 10 new computers for the community's public library.*

Generous at Heart

Whether volunteering their time and expertise to organize community outreach projects or serving on boards to provide leadership and direction to nonprofit groups, Chesapeake employees are committed to their communities. In some cases, grassroots programs initiated by employees have developed into company-sponsored outreach programs.

One such program is in Oklahoma City, where two Chesapeake accountants learned of a need in the company's own backyard. They discovered that a student they mentored at Horace Mann, Joshua, was living at the Pauline Mayer Emergency Shelter, which temporarily houses children who have been abused, neglected or abandoned. The shelter is just steps away from the Chesapeake campus. The accountants teamed up with the company's Community Relations Department to coordinate a clothing and toy drive they called the Joshua's Hope Initiative. To their delight, employees donated enough items to fill 10 trucks. The Joshua's Hope partnership has continued to provide children at the shelter with Chesapeake-sponsored activities, including a holiday party, museum outings and tickets to theater and sporting events.

Chesapeake executives and employees also lend their expertise to serve on boards and advise local nonprofit groups such as public school foundations, Boys & Girls Clubs, theater and fine arts institutes, health organizations and energy foundations. By providing critical experience and leadership, Chesapeake employees understand community needs and can ensure the company is helping meet them.

As we continue to develop our country's rich natural gas resources, Chesapeake will continue to lead the way as a responsible corporate citizen and a dedicated community advocate.

Health, Safety and Environment

At Chesapeake we take care of our Powerful Assets, whether human or in the field, as we explore for and produce one of America's most important resources – clean-burning natural gas.

Natural gas is not only a Powerful Asset for Chesapeake, it is also a Powerful Asset for America's future. According to the recent American Clean Skies Foundation-sponsored study by Navigant Consulting, the U.S. has more than a 120-year supply of natural gas located right here at home. This abundant supply provides an affordable, American energy resource to heat our homes and fuel our economy, as well as offer a viable transportation solution. Consistently selling for much less than the cost of gasoline, Compressed Natural Gas (CNG) can cut consumer fuel costs by up to 50%. At the same time, natural gas offers a significant opportunity to curb the nation's dependence on imported oil.

As one of the cleanest and most efficient hydrocarbon fuels on Earth, natural gas emits approximately 50% less carbon dioxide than the combustion of coal and up to 30% less than the combustion of oil products. Furthermore, technological advances now allow appliances such as natural gas-powered furnaces to run at an impressive 90% efficiency rate. This means only 10% of the energy contained in natural gas is lost to waste during the conversion process.


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Year-end 2007
Year-end 2008
Chesapeake Operating Inc.
Chesapeake Energy Marketing, Inc.

Total Recordable Incident Rate

Operating with Respect

At Chesapeake, we respect the economic and environmental benefits that make natural gas a Powerful Asset, and we work to continuously improve our drilling and production procedures. One example is the company's use of multi-well pad drilling, which allows us to drill up to 14 wells from one padsite, greatly reducing our environmental footprint. This practice, which originated in the Barnett Shale around Fort Worth, is now used from West Virginia to West Texas. Another example is in Pennsylvania where we are perfecting the use of closed-loop drilling systems.

The environments of our operating areas vary as much above the surface as below. Each unique setting, whether urban or rural, requires its own operating strategy to ensure the environment is treated with the utmost care and protection. For example, by utilizing electric rigs on operations at the Dallas/Fort Worth International Airport, we are not only reducing noise and air emissions, but also the amount of energy consumed during operations.

In a vastly different part of the country, we use different tools in our search for energy, such as heliportable seismic equipment in the Marcellus Shale of West Virginia and Pennsylvania. This tool allows us to gather data in Appalachia's secluded, mountainous terrain while greatly reducing our impact on the area's natural habitat.





Protecting our valuable assets.

Training, teamwork, experience and a keen eye for detail are qualities that have helped the crew of the Nomac #102 achieve an outstanding three-year safety record. Operating in the Barnett Shale, the crew has not had a recordable safety incident since February 2006.

Environmental Partnerships

Chesapeake's environmental advocacy is not, however, limited to its day-to-day operations. We are a leader in efforts to educate the public and policymakers about the environmental advantages of natural gas. Through town hall meetings, supporting scientific research such



Engaging young minds. *Chesapeake's Trout in the Classroom program in West Virginia teaches conservation, biology, record-keeping and responsibility to students as they raise and release trout.*

as the recent Navigant Study, and providing resources like www.askchesapeake.com, the company strives to provide timely, accurate energy information to the community and answer questions pertaining to natural gas, its production and consumption.

In addition, we work closely with a number of nonprofit and government-funded environmental organizations such as the Environmental Protection Agency's Natural Gas Star Program, the Nature Conservancy, the Groundwater Protection Council and a host of Water Conservation districts from New York to New Mexico. We also eagerly support environmental education programs such as Trout in the Classroom in West Virginia.

Safe Operating Programs

The same care and attention to detail we demonstrate toward the environment extends to the safety and well-being of our most Powerful Asset, our employees. In 2008, Chesapeake's Total Recordable Incident Rate was among the best in the industry and a 52% improvement from the previous year. Even more impressive, the Total Recordable Incident Rate companywide was 35% better than the Bureau of Labor Statistics Industrial Average. In recognition of our overall excellence in safety and health, the Oklahoma Safety Council has selected Chesapeake to receive the prestigious 2009 Governor's Pinnacle Award.

In the field, safety is our top priority. To emphasize its importance, Chesapeake's Environmental, Health and Safety (EH&S) Department implemented and streamlined a number of policies and procedures last year to improve the company's existing safety protocols. For example, the addition of the Hot Works Permitting Program now ensures that any work done within 35 feet of a flammable/combustible area on a site operated by Chesapeake, one of its subsidiaries or affiliated companies is done under the watchful eye of a trained "Qualified Individual," a person who has completed the company's rigorous Hot Works training program.

Safety programs such as these can only be successful with the enthusiastic support of employees such as the crew of the Nomac #102 rig in the Barnett Shale. This impressive crew has worked three years without a recordable safety incident.

Ensuring Employee Health

The health and well-being of our employees is a high priority at Chesapeake, and we encourage healthy lifestyles through a variety of amenities and incentive programs. Employees and family members at Chesapeake's corporate headquarters enjoy the use of a 71,000-square-foot on-campus Fitness Center. The Fitness Center offers a wide range of programs as well as the services of experienced personal trainers and a certified nutritionist. We also have a fully equipped fitness center in our Fort Worth regional headquarters office. Field office employees receive reimbursement for fitness center costs in cities where they work and live.

Chesapeake partnered with St. Anthony's Hospital to open an on-site Health Center at the Oklahoma City campus. Open Monday through Friday, the center provides primary and urgent care and chronic disease management. Employees enrolled in our medical insurance plan pay only a $5 co-payment for office visits.



Healthy Living. *The Chesapeake Fitness Center recently completed a 21,000-square-foot expansion. The expansion further serves to promote healthy living among employees.*

The company holds a variety of health-oriented programs including CPR training, Lunch and Learns in its Blue Room Theater and Wellness Dollars to pay for a variety of preventive screenings and health checks. In addition, all employees can earn cash bonuses by participating in Chesapeake's Living Well program.

Better employee health leads to lower health care costs and a happier and more productive work force.

Board of Directors



Frederick B. Whittemore
Advisory Director
Morgan Stanley
New York, New York
(2,3)

Don Nickles
Former U.S. Senator, Oklahoma
Founder and President
The Nickles Group
Washington, D.C.
(3)

Merrill A. "Pete" Miller, Jr.
Chairman, President and CEO
National Oilwell Varco, Inc.
Houston, Texas
(1)

V. Burns Hargis
President
Oklahoma State University
Stillwater, Oklahoma
(1)

Breene M. Kerr
Private Investor
Blue Hill, Maine
(1)

Richard K. Davidson
Former CEO and Chairman
Union Pacific Corporation
Bonita Springs, Florida
(1)

Aubrey K. McClendon
Chairman of the Board
and Chief Executive Officer
Oklahoma City, Oklahoma

Frank Keating
Former Governor, Oklahoma
President and CEO
American Council of Life Insurers
Washington, D.C.
(2,3)

Charles T. Maxwell
Senior Energy Analyst
Weeden & Co.
Greenwich, Connecticut
(2)

(1) Audit Committee
(2) Compensation Committee
(3) Nominating and Corporate Governance Committee

Corporate Governance

Our Board of Directors is responsible to our shareholders for the oversight of the company and for the implementation and operation of an effective and sound corporate governance environment. We believe that effective corporate governance contributes to long-term corporate performance. An effective governance structure should reinforce a culture of corporate integrity, foster the company's pursuit of long-term strategic goals of growth and profit and ensure quality and continuity of corporate leadership. Our directors will continue to be diligent in their efforts to preserve the public trust while fostering the long-term success of the company.

Corporate Officers



Aubrey K. McClendon
Chairman of the Board and Chief Executive Officer



Marcus C. Rowland
Executive Vice President and Chief Financial Officer



Steven C. Dixon
Executive Vice President – Operations and Chief Operating Officer



Douglas J. Jacobson
Executive Vice President – Acquisitions and Divestitures



J. Mark Lester
Executive Vice President – Exploration



Martha A. Burger
Senior Vice President – Human and Corporate Resources



Jeffrey A. Fisher
Senior Vice President – Production



Jennifer M. Grigsby
Senior Vice President, Treasurer and Corporate Secretary



Henry J. Hood
Senior Vice President – Land and Legal and General Counsel



James C. Johnson
Senior Vice President – Energy Marketing



Michael A. Johnson
Senior Vice President – Accounting, Controller and Chief Accounting Officer



Stephen W. Miller
Senior Vice President – Drilling



Jeffrey L. Mobley
Senior Vice President – Investor Relations and Research



Thomas S. Price, Jr.
Senior Vice President – Corporate Development and Government Relations



J. Mike Stice
Senior Vice President – Natural Gas Projects, President and Chief Operating Officer Chesapeake Midstream Partners, L.P.



Cathy L. Tompkins
Senior Vice President – Information Technology and Chief Information Officer



Our Employees

Chesapeake is very proud to list all of our 7,649 employees. Their talent, enthusiasm and dedication make them our most Powerful Asset. We appreciate each member of the outstanding team that has made Chesapeake a leader in the natural gas exploration and production industry.

In 2008, Chesapeake was honored as one of the 100 Best Companies to Work For® by Fortune Magazine. In February 2009, Chesapeake was again included in the prestigious list. We continue to receive more than 10,000 new job applications per month, so we know we have built a very employee-friendly corporate culture.

1989 (4)
Mark Lester
Kinney Louthan
Aubrey McClendon
Patsy Watters

1990 (4)
Kevin Decker
David Higgins
Linda Peterburs
Cindi Williams

1991 (7)
Steve Dixon
Wes Kruckenberg
Marilyn Pollard
Patti Schlegel
Vivian Smith
John Striplin
Julie Washam

1992 (3)
Tom Price
Melanie Weaver
Ken Will

1993 (7)
Ralph Ball
David Desalvo
Charles Imes
Mike Johnson
Randy Pierce
Marc Rowland
Dave Wittman

1994 (18)
Barbara Bale
Martha Burger
Michael Coles
Traci Cook
Ron Goff
Greg Knight
Dan LeDonne
Felipe Maldonado
Steve W. Miller
Tommy Morphew
Pat Pope
Bobby Portillo
Danny Rutledge
Stephanie Shedden
Ronnie Ward
Janet Weeks
Shelly White
Gerald Zgabay

1995 (34)
Richey Albright
Paula Asher
Eric Ashmore
Randy Borlaug
Shelli Butler
Leon Carmona
Ilan Cathey
Melissa Chambers
Dale Cook
Ted Davis
Mandy Duane
Kyle Essmiller
Steve Gaskins
Jennifer Grigsby
Cliff Hanoch
Gayle Harris
Henry Hood
Lorrie Jacobs
Mike Johnston
Jesse Langford Jr.
Barry Langham
Cindy LeBlanc
Leland Murray
Fred Portillo
John Qualls
Pat Rolla
Hank Scheel
Charles W. Scholz
Charles Smith
Stan Stinnett
Brenda Stremble
Greg Weinschenk
Brian Winter
Jimmy Wright

1996 (34)
Heather L. Anderson
Judy Arias
Jamie Carter
Jasen Davis
George Denny
Tim Denny
Gary Dunlap
Laurie Eck
Jan Fair
Barbara Frailey
Linda Gardner
Charlene Glover
Randy Goben
Jim Gomez
Melissa Gruenewald
Doug Johnson
Jim Johnson
Taylor Kemp
Mike Lebsack
Steve Lepretre
Janet Lowrey
Larry Lunardi
John Marks
Carrol McCoy
Sandi Michalicka
Liz Muskrat
Angela Ports
Buddy Powell Jr.
Tommy Putz
Bryan Sagebiel
Kurt Schrantz
Ricky Scruggs
Phyllis Trammell
Allan Waldroup

1997 (34)
Linda Allen
Karla Allford
Sara Caldwell
Steve Cody
Kristine Conway
Randy Cornelsen
Michelle Cullen
Bruce Dixon
Greg Drwenski
Mark Evans
Joy Franklin
Rob Gilkes
Kim Ginter
Shane Hamilton
Michael Horn
Eric Hughes
David B. Jones
Carolyn Lindmark
Mike Ludlow
Sarah Lumen
Lauren Matlock
Sam McCaskill
Bob Neely
Bob Pope
Erick Porter
Les Rodman
Jolene Schur
April Smith
Wilma Smith
Frank Unsicker
Ivajean Wallace
Craig White
Dori Williams
Curtis Williford

1998 (69)
Stephen Adams
Crae Barr
Francy Beesley
Joel Bennett
Leonard Berry Jr.
Susan Bradford
Wade Brawley
Mark Brown
Randy Brown
Lori Budde
Terry Caldwell
Bob Campbell
Ted Campbell
Jesse Canaan
Sherri Childers
Tana Clark
Jennifer Copeland
David Craycraft
Iris Drake
Mac Drake
Gary Egger
Steve Emick
Dan Estes
Gary Finn
Charles Floyd
Dennis Frick
Randy Gasaway
Stacy Gilbert
Jim Gowens
Kelsey Hammit
Tresa Hammond
Jeff L. Harris
Debbie Hulett
Julie Ingram
Tammy Kelln
Rose Kim
Steve King
Mike Lancaster
Chris Lee
Carrie Lewis-Crawford
Craig Madsen
John Marshall
Kim Massey
Allen May
Dennis McGee
Allen A. Miller
Bill Miller
Carey Milligan
David Mobley
Wesley Myers
Bud Neff Jr.
Kathy Nowlin
Don Pannell
Michael Park
Mandy Pena
Matt Rockers
Kelly Ruminer
Dan Scott
Greg Small
Bill Snyder
George Soto
Dan Sparks
Linda Steen
Becky Thomas
John Tracy
Jennifer Van Meir
Rusty Walker
Lynn Whipple
Mandy Whipple

1999 (27)
Jonathan Ball
Mel Barker
Sue Black
Dory Douglas
Mark Edge
Jenny Ferguson
Jeanie Fuller
Dan Garvey
Susan Green
Yamei Hou
Doug Jacobson
Jim Kelley
Steve Lane
Lynn Looper
Dea Mengers
Michael Miller
David Murray
Tammy Nguyen
Lacosta Rawls
Tom Sharp
Larry Shipley
Michelle Smith
Trish Thompson
Connie Turner
Courtney Tyson
Tonya Vallerand
Tobin Yocham

2000 (51)
Shellie Ashworth
Johnnie Bartlett
Doug Bellis
Jan Benton
Bobby Bolton
Jeff Brooks
Mike Brown
Tom Carroll
Becky Cassel
Rachel Clapp
Debbie Curtis
Mark Deal
Jennifer Dees
Tammy Fields
Gregg Flaming
Pam Ford
Robin Gonzalez
Annie Hamilton
Mary Hartman
Twila Hines
Eric Hoffman
Ronnie Howell
Jim Kuhlman
Don Lee
Debbie Lloyd
Jay May Jr.
Andrea McCall
Cindy McClintock
Collin McElrath
Courtney Moad
Georgia Moller
Mecca Osban
Chantelle Porter
Edward Puffinbarger
Mike Sawatzky
Cindy Schwieger
Brent Scruggs
Vance Shires
Stuart Skelton
Davis W. Smith
Sandra Smith
Catherine Stairs
Jerry Townley
Rob Underwood
Maria Warrick
Nick Wavers
Brenda Wheeler
Bob Whitman
David Whitten
Brent Williams
Bob Woodside

2001 (111)
Sharlot Abernatha
Jerry Aebi
Karen Albornoz
Cranford
Jeremy Allison
David Anderson
Terry Ashton
Betsy Ball
Gloria Bates
Michelle Bender
Bruce Boeckman
Boyce Boelen
Sharon Bradford
Tom Brennan
Von Brinkley
Deanne Brooks
Marty Byrd
Carlos Caraveo
Biff Carter
John Carter
Keith Case
Marika Chambers
Kristi Clemmens
Tim Cloud
John Cook
Tim Cook
Juanita Cooper
Jim Corsoro
Leigh Ann Crain
James Cropp
Brian Cunningham
Garry Curry
Shawn Downey
Jeff Eagar
Richard Easterly
Tommy Edler
Amanda Elam
Brian Exline
Alex Gallardo Jr.
Kristin Galloway
Matt Gambill
Roy Gentry
Suzie Goolsby
Randy Grayson
Richard D. Green
Kajsa Greenhoward
Jackie Gross
Johnny Harris
Melanie Hayhurst
Jeremiah Jackson
Krista Jacobson
Justin Johnson
Keith Johnson
Rob Jones
John Kapchinske
Ginni Kennedy
Edward Killen
Julie Knox
Daniel Koehn
Kennetta Lee
Jeff Lenocker
Julia Lillard
Darwin Lindenmuth
Travis Long
Peter Manter
Rita Marple
Jim Mazza
Jim McHenry
Debbie McKee
Don Messerly
Bobby Mitchell
J. C. Morris
Melinda Neher
Lee Nelson
Kevin Newberry
Tim Newville
Shanon Norton
Deborah O'Neal
Ricky Petty
Dianne Pickard
Catherine Ratliff
Lynn Regouby
Gina Romano
John Romine
Larry Ross
Mike Rossiter
Don Rozzell
Larry Settle
Dee Smith Jr.
Patrick Smith
Chris Sorrells
Dennis Splan
Jason Stamper
Cindy Stevens
Bill Stillwell
Gary Stoner
Howard Stout
Lisa Strackbein
Tim N. Taylor
Jason Thaxton
Alvin Thomas
Rudy Thomas
James Thrash
Larry Watters
Paige Whitehead
Connie Williams
Freda Williams
Dawn Wilson
Brandon Winsett
Marvin Winter Jr.
Larry Woodruff
Amanda Young

2002 (151)
Paula Abla
Nicole Adams
Jenny Adkins
Roger Aldrich
Jimmy Alexander
Brian Babb
Charlie Bagley
Bob Baker
Lynard Barrera
Cindy Barrios
Shane Barron
Dennis Bass
James Beavers
Stephen Benham
Randy Bergen
Leonard Blackwill
Paul Bowyer
Troy Bradford
Robert Bradley
Don Bredy
Jim Brock
Cindy Brown
Kathy Brown
Lynn Broyles
Jason Budde
Greg Burchett
Aaron Bush
Ernest Byrd
Chris Carter
Paul Childers
Jackie Cooper Jr.
Lori Crabtree
Cary Crusinbery Jr.
James Davis
Kurt Davis
Cathy DeGiusti
Trent Delano
Cheryl Delzer
Larry Dill
Sherry Dixon
Christopher Dudgeon
Stephanie Dugan
Bryan Dunn
Eldon Eagan
Eric Edwards
Michael Falen
Mark Falk
Shawn Fields
Tom Flesher
Viel Flores
Justin Foust
Adam Gaskill
Tamara Gathers
Fred Gipson
Lisa Glover
Cornelio Gomez
David Gouker
Steve Hall
Melvin Harper
John Henry
Kathy Henry
John R. Hornsby
John Hurst

Todd Ice
Rhonda Ingle
Bud Jackson
Jay Jarvis
Danny Jech
Jim Jinkins
Gary Johnson
Roy Johnson
William D. Johnson
Chris Jones
Joe Jones
Mike Kee
RaLayna Kennedy
Dax Kimble
Nancy Knox
Greg Kochenower
Jeremie Koehn
John Kutz
Spencer Land
Steve Larman
Ricky Laster
Casidy Lee
Ken Leedy
Stephen Lobaugh
Billy Long
Shawn Marsh
Richard Martinez
Andrew McCalmont
Dusty McDaniel
Mitch McNeill
Richard Mieser
Steve Mills
Sidney Mitchell
Claudia Molina
Cifuentes
Nathan Morrison
Todd Murphy
Cindy Murray
Jeff Newby
Rick Nunley
John Ortiz
David Parker
Robert Pennel
Ryan Phillips
Sharon Pool
Bob Portman
Eric Powell
Lloyd Puffinbarger
Mike L. Reddick
Ronald Reidle
Martin Robertson II
A.D. Robison
Randy Rodrigue
Vern Roe Jr.
Danny Schmidt
Kary Schneberger
Stacy Settles
Jeff Sharp
Dewayne Shaw
Michael Sherwood
Will Shisler
Jim Shoptaw
Greg Skiles
Chad Smith
Jesse Smith
Robin Smith
Duff Snow
Maria Strain
Josh Swift
Oscar Thiems
Chris Townsend
Michelle Townsend
Ryan Turner
Rodney Vaeth
Fred Vasquez
Ruben Vega Jr.
Don Vermillion
Al Warner
James Warner
Michael Weese
Hazel Welch
Leslie Wertz
Eddie Whitehead
John Wilken
Gary Willeford
Mark Willson
Jerry Wilson
Robert A. Wilson
Roy Wilson

2003 (243)

Ronald Aaron
Pat Abla
Lisa Bagwell
Corky Baker
Staci Barentine-Bogle
Charlie Bateman
Mike Bechtel
John Biggs
Johnny Boland
Bruce Boyd
Tammi Bradford
George Bradley
Kim Brady
Serena Branch
David Brannen
Jerry Bray
Aron Bridges
Jennifer Broomfield
Bryan Brown
Jeff Brown
Heather Brunker
Kenneth Brunson
John Bullard
Bayley Burns
Cyndy Burris
Buster Burton Jr.
Ara Bush
Lori Byrd
Keith Cameron
Bob O. Campbell
Pat Carson
Gary Carter
Dennis Cerny
David Chisum
Andy Christensen
Mike Churchwell
Tony Clark
Michael R. Clinton
Matthew Colbert
Tom Corley
Brian J. Cox Jr.
Bryan Cox
Michael Cramer
Ann Croan
Jarod Cunningham
Wendy Cunningham
John Davis
Jon Davis
Ryan Dean
Scott Dickson
Dennis Dix
Derek Dixon
Steve Donley
Sharon Dries
Shanon Dunlap
Jody Dunn
Gary Durkee
Jack Elliott
Jimmy Embery
Charlene Ernest
Keith Ervin
Jim Fansher
Ursula Faus
Carol Fehrenbacher
Mark Ferbrache
Jeff Fisher
Mitch Floresca
Tommy Foust
T. R. Fox
Justin Froehlich
Edd Gabbart
Fred Gagliardi
Tim Gallegly
Travis George
B.K. Gibson
Kenneth Gideon
Dana Ginanni
John Gist
Randy Gladden
David Godsey
Jeff Gorton
Jim Govenlock
Larry Grey
Pablo Hadzeriga Jr.
Paul Hagemeier
Buck Hall
Michael Hall
Ronnie Haney
Jessie Hardin
Graham Harris
Roger Harrod
Rich Hearst
Pancho Hendricks
Tara Henry
Glen Hensley
Sue Ann Henthorn
Catherine Hester
John Hogan
Lanny Holman
Misty Holtgrefe
Paul House
Brian L. Howard
Roy Howe
Donna Huff
Rosie Hutton
Angela Ingargiola
James Inman
John Jackson
Andrew Jarrett
Dave Johns
Tommy Johnson
Joseph Kennedy
David Kerrigan
Melissa Ketchum
Joe Kidwell
Neil Kincade
Danny King
Melvin Kingcade
Matthew Klaassen
Jennifer Knott
David Krueger
Pete Lane Jr.
Jeff Lasater
Al Lavenue
Kathy Leasure
Dustin Lenhart
Nick Little
Dustin Locke
George Loman
Clint Lord
Jason Lowrey
Jack Lowry
Sergio Lujan
Shane Lukasek Jr.
Sharon Luttrell
Lewis Lynch
Mark Mabe
Ali Mallett
Jeremy Marple
Shelly Martin
Alfredo Martinez
Alex McCalmont
Jay McGuffee
Kenneth McGuire Sr.
Menecca McHone
Carol McKenzie
Ryan Meacham
Randy Mefferd II
Eddie Merkel
Amanda Merritt
R.T. Miller
Brent Mills
Jay Monroe
Alfredo Montiel
Lucretia Morris
Huey Morton
Larry Mossman
Paul Munding
Maureen Nelson
Jason Nichols
Jane Ann Norris
Tal Oden
Tony Olivier
Rena Owen
Ashley Paine
Tobin Paris
Nancy Parker
Gary Parks
Gale Parman
Kellie Patterson
Donnie Patton Sr.
Andrea Patzkowsky
Michael Phillips
Ronnie Pitts
Brent Pletcher
Esta Pletcher
Jerry Preston
Jennifer Pryse
Regan Raff
Ken Rechlin
Wes Redding
Bart Reece
Jim Reisch
Katherine Rhynes
Mindi Richardson
Matt Roberts
Jody Robertson
Anita Robinson
Kristen Rogstad
Doug Romero
Monica Rowell
Mark Russo
Beverly Sampson
Larry Savage
Bob Schmicker
Dave Schoonmaker
Kim Scott
Kily Seaman
Janet Selling
Keith Shahan
Clay Shamblin
Kelly Shipley
Aaron Siemers
Jen Sims
Stacy Smith
Joe Southern Jr.
Blake Stacy
Joyce Stanmire
Scott Stearman
Rick Stong
Marla Strack
Luke Strickland
Michelle Surratt
Blake Surrell
Danielle Sydnor
Jaime Tatro
Amber Thomas
Chevy Thomason
Jerry Todd
Scottie Trejo
Karen Trowbridge
Seth Unruh
Julio Vasquez
Larry Ventris
Johnny Voth
Buddy Wade
Keith Wagnon
Marty Wall
Josh Wangler
Brad Watkins
Noel Way
Dan Welch
David Wernli
De Ann Williams
Judy Williams
Nicole Williams
David B. Willis
Bill Wince Jr.
Martin Wise
James Worsham Jr.
Todd Wright
Linn Yousey
Lori Zang

2004 (393)

Greg Adams
Justin Adams
Carol Adler
Gary Allen
Stephanie Allsbury
Tim Andrews
Chad Anton
Ronald Babers
Kristi Bacon
Jeffrey Bailey
Trevor Baird
Bobby Baker
Dorman Ball Sr.
Jeff Ballard
Eric Barbee
Paul Baresel
Tina Barnhill
Jennifer Barrett
Damon Beasley
Geoff Beaulieu
Terrye Bell
Curtis Blake
Lorraine Blanchard
Bradley Blevins
Lee Blevins
Aaron Bloedow
Courtney Blood
Deborah Bond
Brian Booker
Tad Boone
Kristin Bottom
Thomas Boucher
Angela Boulware
David Bowes
Darrel Branson
Rudy Bravo Jr.
Avis Bray
Jeff Bray
Roxi Brill
Dustin Brinkley
Jeff Brinlee
Terri Bristow
Darren Brittain
Anita Brodrick
Donald Bromlow
Brad Brown
Daniel Brown
Diana Brown
Harlan Brown
Jason J. Brown
Pamela Brown
Ronnie Brown
Travis Brown
Aaron Buchanan
Craig Buck
Kingsley Burke
Josh Burris
Tim Butkus
Amber Butler
Juan Calbillo
Mike Campbell
Christopher Cantrell
Randy Cantwell
Larry Carter
Lupe Castro
Jana Cathers
John Chester
Michael Chester
Yong Cho
Tony Churchill
Cherokee Clark
Jason R. Clark
Justin Clark
Carolyn Coble
Brenda Coffman
Kyla Coker
Rich Colbert
Paul Coleman
Amber Collier
Craig Collins
Andrea Conner
Hershel Conrad
Jennifer Cooksey
Ken Copeland
Melissa Costello
Danielle Costilla
Lorrie Cottam
Cole Courson
Patrick Crain
Sharon Crain
Tim Crissup
Michael Crouch
Kizzy Crowell
Justin Cruse
Liz Culp
Cathy Curtis
Ryan Curtis
Glenn Cushenbery
Clint Daily
Evelyn Daniel
Jennifer Davis
Robbie Dean
Luke Del Greco
David Delao
Alene Do
Kelly Dobbs
Johna Dodson
Kirk Dougherty
Dustin Drew
Keith Dudley
Chuck Duginski
Chad East
Peggi Elliott
Brian Ellithorp
Carlos Evans
Robin Evans
Sheila Even
Ron Everett
Libby Fanning
Erik Fares
Jackie Fenimore
Fred Ferbrache
Dustin Fick
Jeremy Finefrock
Jeff Finnell
Jarod Fite
Walter Fletcher
Tommy Ford Jr.
Anville Francis
Linda Fries
Terry Frohnapfel
Gary Garrison
John Garrison
Guy Gaskill
Paul Geisinger
Jill Gelvin
Ronnie Givens
Josh Glancy
John Glynn
Linda Good
Michael Goossen
Michael Gorman
Jennifer Granger
Angie Green
Coty Greer
Bonnie Griggs
Barbara Guinn
Penny Guy
Mark Hadlock
Victor Haley
Mark Hamilton
Katy Hampton
Rachael Hanoch
Andrew Hanscom
Joel Harris
Robert Hart
Linda Havrilla
Heather Hawkins
Janet Henderson
Rebecca Henderson
Ty Hendrix
Tim Henley
Chris Henry
Fracisco Hernandez
Randy Herring
J. D. Hertweck
Melissa Heusel
Holly Hicks-Black
Alvin Highfill
Kevin Hill
Danny Hink
Randy Hodge
Buz Holloway
Latania Holt
Alan Horton
Doug Howeth
Will Hubbard
Kristy Humphrey
Lauren Humphrey
Cristy Hutchens
Adam Hutchinson
Mark Hylton
Jamie Jackson
Randy Jackson
Jeff James
Ryan Jameson
Jayson Janes
Amanda Jeantet
Sam Johnson
Jeffrey L. Jones
Steven Jones
Brittney Keating
John Keeling
Shamara Keith
Lindsay Keller
Bobby Kepley III
Bill Kerby
Jason Kneedy



Michael Coles
Production Superintendent
Lindsay, Oklahoma

"After 15 years with Chesapeake, there's one thing that has never changed – the ever-present drive to outwork and outperform our competition."

Brenda Knight
Brett Knight
Jennifer Knight
Josh Komarek
Matt Kopf
Pam Koscinski
John Kucewicz Jr.
James Lardner
Kelsey Latta
Cory Lewis
Shea Lewis
Brent Lightsey
Melvin Like
Curt Locklar
Richard Loftin
Dorothea Logan
Harold Lopez
Jackie Lovell Jr.
Justin Lucas
Luke Lyons
Stanley Major
Michael Marker
Tara Martin
Lolo Martinez
Roqelio Martinez
Jaime Maxwell
Bill McBrayer
John McCartney
Kelly McConnell
Duane McDowell
Mike McGinnis
Donna McGriff
Natalie McNeil
Ryan McNeil
Cliff Merritt
Matthew Milledge
Pat Mills
Sheldon Mills
Rodolfo Molina
Elton Monroe
Kendra Monroe
Penny Montgomery
Dana Moore
Steve Moore
Adria Morgan
Sim Morgan
Jimmy Morris
Elisa Mount
Mark Murray
Tim Murray
Chuck Myers
Todd Nance
Michael New
Rich Newton
Matthew Nowlin
Karyn Olschesky

Timothy Olson
Shery Orahood
Steven Owen
Regan Paquette
Lindsey Pargeter
Glenn Parker
Michael J. Parker
Ryan Parman
Walter Patten
Deone Pearcy
Andrea Penner
Raymond Perez
Dwain Peterson
Terry Phillips
Randall Pierce
Debbie Piette
Stacie Pinion
Dennis Plemons
Keitha Plumlee
Bryan Potter
Janae Power
Kelly Price
John Priest
Flo Prieto
Josh Purcell
Odie Quigley
Shelly Quimby
Rickey Rackley
Cary Ragsdale
Loren Raley
Brad Ralstin
Juan Ramirez
Jeff Ramsdell



Jamie Carter
Advisor - Well Interest
Oklahoma City, Oklahoma

"I joined the company in 1996 when there were less than 100 employees. I'm proud to have been around during the early days and am now able to enjoy the fruits of our labor."

Tom Reasnor
Shannon Reed
Melanie Renfrow
Doug Reuss
Jack Rhine
Dusty Rhoads
Tiffany Rhodes
Jerry Rhymes
Joe Richardson
Renee Riebe
Gary Robbins
Bill Roberts
Zac Rodriguez Jr.
Chip Roemisch Jr.
Richard Rosencrans
Kelly Rother
Mary Ann Sanders
Larry Satterfield Jr.
Perry Scheffler
Terry Scifres
Joel Scott
John Seldenrust
Juan Serna
Steve Serna

Auggie Setiadarma
John Sharp
Jack Shaver
Paul Shelite
Gene Shepard
Kyle Shipley
Paul Skelton Jr.
Stacy Slater
Julie Slaton
Clay Smith
Mark Smith
Monte Smith
Jewel Sneed
Heather Snider
Gail Spencer
Robert Sperandio
Terry Stafford
Daryl Stallings
Steve Steadham
Joe Stewart
Pete Stewart
David Stone
Travis Stout
John Stoute Jr.
Tom Stovall
Bob Streeter
Travis Striplin
Kelsey Swinford
Mark Syzemore
Barry Tarman
Ray Taylor
Jon Terrell
Gerald Thomas
Randall Thomas
Renee Thomas
Robert Thompson
Kelly Thomsen
Ryan Thomsen
Cathy Tompkins
T.J. Treece IV
Tom Treece
Billy Trent
Mike Turner
John Uhlenhake
Billy Uptigrove
Marco Vignali
Anji VonTungeln
Aaron Vrbenec
Jud Walker
Jim Walters
Desiree Walton
Fred Wanker
Bryce Ward
Cindy Wegener
Kyle Welcher
Patrick Whitman
Amanda Whitmire
Dustin Whitmore
Tom Wible
Jackie Wicks
Andy Widmer
Misty Wiese
Leon Wildman
Ann Williams
Chase Williams
Randy Williams
Antoine Wilson
Kelly Wilson
Dave Winchester
Jeff Wolf
Jerry Womack
Dana Woo
Carla Wood
Harold Wooley
Landon Worth
Jill Wray
Jose Yanez
Mark Yeisley
Becky Young
Josh Young
David Zerger
Steve Zmek

2005 (902)

Daniel Abeyta Jr.
Jim Adams
John Adams
Julius Adams
Robert Adams

Tony Adams
Ronald Addington
Christa Adkins
Jamie Adkins
Jeff A Adkins
Jeff J Adkins
Wayne Adkins
Nancy Aguilar
Reford Alcorn
Bill Allbright
Cindy Allen
Claude Allen
Erin Allen
Sandy Alvarado
Fred Amburgey
David D. Anderson
Jeff Anderson
Kristi Anderson
Gary Anthony
Randy Anthony
Linda Arambula
Dawn Arismendez
Lee Arnold
David Atha
Matt Atkins
Jeffrey Atteberry
Ryan Atwell
Rebecca Avant
Brian Bailey
Leigh Ann Bailey
Marty Bain
Kyle Baker
Tinki Baker
Melvin Baldridge
Mills Bale
Gary Barnard
Rick Barnes
Mark Barringer
Shawn Barron
Karen Bartley
Cody Barton
Bob Bary
Beverly Battiest
Bob Baxendale
Dustin Baxter
Traci Bean
Lyndal Beasley
Thomas Beaty
Joe Beaudoin
Tyler Beaver
John Beckwith
Keith Bell
William Bennett
Cornelius Birmingham
Andrew Black
Kenneth Blackburn
Blake Blackwell
Ron Bliss
Connie Bloss
Dot Blythe
Buddy Boeckman Jr.
Nick Boeckman
Charlie Boggs
Timothy Bohannan
Raymond Bohnet
K.P. Boland
Corey Bolding
Rachel Bolen
Ronnie Bonnett
Adam Bos
Amber Bostic
Tim Bostick
Mark Bottrell
Stacie Boyd
Joe Bradford
Everett Bradley
Kenny Bragg
David Branham
Debra Branham
Gail Branham
Del Brazeal
Chris Brennan
Jordan Brim
Candy Brinegar
Ronald Brisendine
Dennis Brock
Brent Bromlow
Wilfred Broussard
Donna Brown

Keith Brown
Richard Brown
Kathy Buckley
Michael Buckner
Nichole Buersmeyer
Vicki Bumpas
Rodney Burgess
Steve Burnett
Abiel Buruato
Ronnie Bynum
Gavan Byrd
Skye Callantine
Deric Canary
Elmer Canary
Michelle Cantrell
Steve Cantrell
Patrick Carey
Silas Carnes
B.J. Carney
Dennis Carpenter
Mendy Carpenter
Shannon Carrion
Cathy Carter
Kyle Carter
Zulema Casas
Cassie Casto
LuAnn Chance
Darrel Chandler
Donald Chaney
Mike Chapman
Anita Chin
Richard Chin
Nikki Church Lemon
Cathy Clark
Charles Clark
Linda Clark
Rip Clary
James Clay
Dana Clayton
Elizabeth Clem
Jack Clement Jr.
Bryan Clevinger
Paul Coffey
Jackie Cole
JC Coleman
Robert W. Coleman
John Collette
Kevin Collins
Tiffany Collins
Christian Combs
Douglas Combs
Gary Compton
Michele Compton
Bill Connard
Paul Conway
Stephen Cook
Tim Cooper
Steve Copeland
Phyllis Copley
Curtis Corcoran
Mike Cornette
Geron Cottam
Tim Cottrell
Rachel Couch
A.J. Cox
Elsie Cox
Khari Cox
Mendy Cox
Sabrina Cox
Marisa Craig
Dennis Crisp
Ronnie Crowder
Vernon Crumm III
Joe Cruz III
Joshua Crystal
Charlotte Cullifer
Larry Cunningham
Ronnie Cunningham
Arthur Curry
Billy Curry
Jake Curry
David Cutright
Irene Da Rocha
Bo Daniel
Christy Dare
Fred Daugherty
Donald Davey
Bryce Davis
Emily Davis

Jacob Davis
Lisa Davis
Rod Davis
Roger Davis
Ricky Daw
Scott Delaney
Mario Delao
Jeremy Denton
Alissa DeVaughn
Aletha Dewbre-King
Hank DeWitt
Brent Dixon
Monty Dixon
Darrell Dollens
Pete Dominguez
Tyler Doolen
Barney Dosier
Tyrel Dotson
Stephen DuBois
Dane Dunegan
Dustin Durkee
Houston Eagleston
Joe Earley
Anthony Earnest
Mike Edwards
William Edwards
Travis Egner
Eric Eller
Robert P. Elliott
Bryan Ellis
Linda Ellis
Rob Ellis
Kay Elrod
Alan Elswick
Ricky Endicott
Angie England
Ranulfo Escamilla
Jim Estep
David Eudey
Sara Everett
Stacy Evett
Deanna Farmer
K.C. Ferguson
Tonya Ferguson
Mark Ferman
Cori-Dawn Fields
Grover Fields
Roger Fields
Brad Finley
Donald Fisher
Doyle Fisher
Jeff L Fisher
Marc Fleischer
Adam Flores
Lendel Flournoy
Meara Foreman
Sherman Formhals
Darcie Foster
Jason Fournier
Ray French
Ricky French
Victor Frias
Bret Frie
Scott Friedman
Mike Friend
Rodney Friend
Andy Fritsch
Rachael Fugate
Toby Fullbright
Kevin Furr
Dennis Gagliardi
Michael Gallo
Beau Galloway
Cleab Gamble
Alma Garcia
Lori Garcia
Tonya Garrett
Fred Gates
Liz Gerhard
Loretta Gibelyou
Frank Gibson
Josh Gibson
John Gilbert
Rhonda Giles
David Gilliam
Jennifer Gilliam
Keith Glasgow
David Glass
Zane Glasscock

Jason Glassey
Mitch Goble
Dave Gocke
Brian Goins
Heather Gomez
Alex Gonzalez
Martin Gonzalez
Caroline Goodall
Paula Grace
Brian Graefnitz
Daniel Graham
Henry Granados
Jay Gray
Kelley Gray
Kenneth Gray
Stephen Gray
Rodney Greathouse
Marcus C. Green
Shane Green
Tracy Green
Brady Greer
Eddy Grey
David Griffith
Greg Gromadzki
Ronnie Guerrero
Kara Guilbeau
Dave Gum
Todd Gum
Jim Gumm
Rodney Gunter
Roberto Gutierrez
Jarad Guynes
John Gwynn
Patty Haffey
Talmadge Hager
Lea Hain
Ronald Halbert
Donny Hale
Garrett Hale
Paul Hale
Barb Hall
Bridgette Hall
Don Hall
Marcus Hall
Mike Hall
Joe Halstead
Wheeler Hammit
Dave Hancock
Buddy Harbison
Rusty Hardin
Lonnie Harl
Dewey Harless
Mike Harless
Nathan Harless
Shanna Harmon
Earl Harris
Michelle Harris
Phyllis Harris
Tom Harris
LaTonya Harrison
Denise Hart
Kenneth Hartfield
Steve Harvath
Randy Hatfield
Melissa Hatfield-Atkinson
Daniel Hattaway
Gaylon Havel
Tyler Hawkins
Joe Hays
William Hays
Brian Heckert
Fred Hein
Justin Heinken
Jill Heitert
Dan Henderson
Darin Herndon
Craig Hicks
Garry Hicks
Eric Higgins
John Highfield
Donna Hilderbrandt
Rick Hill
Kay Hillabold
Cheryn Hille
Juan Hinojosa
Alisa Hitchcock-Blevins
Arthur Hoehne
Gary Hohenberger

Ray Holden
Casey Holder
Thomas Holland
Nathan Holloway
Pat Holman
Alfred Hooper Jr.
Randy Hooper
Drew Hopkins
Denver Horn
Joann Horn
Jimmy House
Tim J. House
Tim M. House
Lindsay Houston
Brian D. Howard
Doyle Howard
Kelli Howard
Greg Howell
Sonny Htoon
Paul Hudgins
Jeff Huelskamp
Janet Huffman
Christine Hughes
Larry Hughes
Rodney Hughes
Zachary Humphrey
Robert Hurst
Amy Hutchinson
Jason Ille
Suzie Ingram
Betsy Ireson
William Ireson
Bobby Ison
Johnny Ison
Bryan Jackson
Mike Jackson
Kris Janzen
Mike John
Braydn Johnson
Brent Johnson
Bruce Johnson
George Johnson
Mark Johnson
P.J. Johnson
Steve S Johnson
Kevin Johnston
Lonnie Johnston
David S. Jones
Fred Jones
Mark Jones
Pat Jones
Greg Jordan
Jessica Jorns
Frances Jowers
Joe Juarez
Larry Justice
Erin Kaiser
Brandon Kammerer
Kevin Kappes
Earl Karickhoff
Robert Keenan
John Keller
Earnest Kelough
Kate Kelser
Brad Kemp
Ron Kendrick
Crystal Kennedy
Don Kerby
Frank Ketterly
Mike Key
Tommy Kidd
Donna King
Gary King
Ryan Klein
Mark Knapp
Brad Knight
Jonathan Knight
Andrew Kock
George Kohlhofer III
Jennifer Kraszewski
Rusty Kreizenbeck
Kim Kremer
Kris Kuehn
Linda Kurtz
Jim Kwasny
Anthony Lafferty
Bill Lafferty
Paul Lafferty
Jennie Lambert



Sidney Lane
Karen Langley
Terry Latham
Henry Latimer
Mindi Lauderdale
Mike Laue
Will Lawler
Ronnie Lawrence
Gina Lawson
Joshua Lawson
Brad Lax
Robin Layne
Jeremy Lee
Larry Lee
Keith Lehman
Brad Lemon
Joe Lemon
James Lenhart
Shannon Lenhart
Marty Lesley
John Paul Leslie
Dustin Lewis
Al Leyva
Jason Lierle
Wayne Light Jr.
Terri Lindsey
Dan Lopata
Becky Lorton
Michael Lovelace
Michael Lovero
Alison Lowe
Dwayne Lowe
Jason Lundy
Paul Lupardus
Shauna Lyon
Sean Macias
Angie Mackey
Craig Manaugh
Bobbi Manos
Amy Marburger
George Marcum
Merry Marks
Robert Marsh III
Jace Marshall
Billy Martin
Danny Martin
Deb Martin
James Martin
Randy Martin
Robert Martin
Thomas A. Martin
Chema Martinez
Homer Martinez
Emily Massey
Bill Mathews
Thomson Mathews
Mack Matthews
Bruce Matthey
Joshua Maxey
Jeff Maxwell
Mike May
James Maynard
Andrea Mays
Vicki McCabe
Katrina McCaslin
Dax McCauley
Chris McClaine
Mike McClellan
Jackie McComas
Thomas McComas
Meri McCorkle
Dave McCormick
Johnny McCoy Jr.
Rocky McCoy
Steve McCracken
Gene McCutcheon
Casey McDonough
Vanessa McDougal
William McFadden
Terry McGrady
Jeff McGuire
Donny McHenry
Amy McIlhenny
Stacy McKay
Arlie McKee
Keith McKee
Jerry McKenzie
Nick McKenzie
Bill McKinney
Doug McPherson
Dirk McReynolds
Stephanie McVay
Donnie Meade
Melissa Meeker
Dan Melcher
Barb Melton
Bruce Melton
Oscar Mendoza
Saxon Mesa
Paul Messer
Casey Miller
Cathy Miller
Daryl Miller
Jeff Miller
Kelli Miller
Mark Miller
Eligah Mills
Tom Mills
Maya Mims
Kyle Minyard
Greg Mitchum
Jeff Mobley
Stephen Mollett
Leisa Monk
Frankie Montez
Jim Moore
Michael L. Moore
Sherrie Moore
Teresa Moore
Dave Morehouse
Jose Moreno III
Phil Moser
Jim Mottesheard
Doug Mullins
Jaime Munoz
Dan Muret
Sean Murphy
Justin Murray
Bhavin Naik
Tim Nance
Tim Napier
Rusty Nash
James Neal Jr.
Scott Nease
Tommy Neathery
Donna Neel
Lisa Nelson
Beth Nesselrodt
Jarrod Newberry
Kena Newman
Roger Newsome Jr.
Robert Niavez
Sid Niles
Justin Nimrod
Kelly Nix
Curtis Nixon Jr.
Kenneth Nolan
Greg Northern
Rodney O'Brien
Adam Olivares Jr.
Michele Oliver
John O'Neal
Dara Oney
Charles Osborn
Billy Osendott
Bryan Ott
Kary Ott
Katie Overton
Tony Padgett
Joe Paetzold
Wray Paine
Bill Parker
Michael W. Parker
Toni Parks-Payne
Amanda Parsons
Trisha Pate
Hoot Patterson
Kevin Patterson
Kenneth Payne
Deborah Payne-Sherwood
Nicky Peacock
Tom Pepper
Philip Permenter
Brooks Perry
Gena Perry
Jody Perry
Mike Perry
Denvard Peters
Joe Peterson
Donald Petzold Jr.
Teresa Pexa
Kevin Pfister
Greg Pichler
Michael Pickens
Susan Pickens
Joe Pierce
Billy Pillars
Josh Pitts
Steve Poe Jr.
Harold Porter
Johnny Porter
Leon Potter
Jared Pounds
Cara Pourtorkan
Lynn Powell
Larry Prater
Reco Preece
Bob Price
John Prichard Jr.
Jennifer Prince
Martin Province
Bobby Putman
Terry Quentrill
Ann Radcliff
Jeff Raines
Weldon Rainey
Larry Raleigh
Tiffany Ramsey
Kyle Range
Keith Rasmussen
Billy Ratliff
Jennifer Ratliff
Peter Rauscher
Donna Ray
Lonnie Ray
Vickie Ray
Gavin Reed
Kenneth Reed
Melissa Reed
Nathan Reed
Stevie Reed
Brian Reeder
Lorrie Renfro
Philip Renner
R.J. Retzer
Nate Reutotar
Jason Reynolds
Jeffery Rhoades
Stewart Rhoades
Jerad Rhodes
Mike Rice
Ray Rice
Bill Richardson
Chad Richardson
Joni Richardson
Ralph Riffle Jr.
Johndetta Riley
Johney Riley
Steven Riley
Brandon Ripley
AJ Risner
Nakita Rizzo
Ben Robinson
Carole Robinson
John Robinson
Rusty L Robinson
Pedro Rodriguez
Brad Rogers
Cliff Rogers
Dionne Rogers
John Rogers
Chuck Rose
Dayton Rose
Kristin Rose
Hargis Ross
Ed Rothman
Lloyd Rubottom
Gary Russell
George Russell
Jim Russell
John Ryza
Scott Sachs
Clinton Salyers
Amy Sanders
Gary Sanders
Jason Sarakatsannis
Carl Sargent
Jay Savill
Brandon Scheffler
Rob Schindler
Doug Schmidt
Mason Schmidt
Randall Schultz
Greg Schwerdtfeger
Jim Scott
Kathy Scott
Bart Seaman
Jennifer Sebo
Larry Segar
Steve Seliquini
Ivan Semien
Perry Settles
Gail Shackelford
Jeff Shafer
Tommy Shaffer
Arco Sharp Jr.
John B. Sharp
Jackie Shaver
Stan Shaw
Donald Shelley
Marvin Shepherd
John Shifflett
Greg Shingleton
Tammy Shingleton
Mike Short
John Shreve II
Odie Shreve
Lee Shreves
Tara Shumate-Lee
Derrick Sier
Bob Simmons II
Brian Simmons
Steve Simms
Justin Simonton
Billy Sims Jr.
Cami Sims
Leo Sinnott Jr.
Brian Skidmore
Ralph Skinner Jr.
Charles Sloan
Malcom Slone
Miranda Small
Eric Smith
John Smith
Jonathan J. Smith
Lindsey C. Smith
Roy Smith
Scott Smith
Stephen Smith
Tim Smith
Donna Snyder
Ronald Snyder Jr.
Manuel Soriano Jr.
David Southern
Myron Sowards
Shellee Spencer
James Spiller
Keith Spitzenberger
Larry Stacy
Briana Steelman
Tarza Steiner
Marshall Stephens
Sheila Stepp
Robert Stickler
Robert Stickler II
Crystal Stidham
Jason Stidham
Justin Stinson
Jayson Stock
Jack Stockton
Brandon Strack
Sam Straley
Dan Stricker
Lola Strickland
Shay Stricklin
Callie Stuckey
Dave Stumbo
Scott Sullivan
Travis Sullivan
Todd Swartzbaugh
Anthony Sweeney
Charles Switzer Jr.
Amanda Talmich
Jim Tampke
Philip Tanner
Mike Tarpley
Brian Tatro
Fred Taylor
Gearold Taylor
Jody Taylor
Stephen Taylor
Eric Tennant
Steve Tharp
Joe Thomas
Lawrence Thomas
Val Thomas
Debra Thompson
Willie Thompson Jr.
Mike Tigner
Jackie Tillery
Billy Timmons
Richard Torres
Kelly Torri
Jason Totherow
Cheryl Tramell
Huy Tran
Matej Triska
Scott Truesdale
Vernetta Tubbs
Matt Turner
Susan Tuter
Kenna Ulderich
Sharon Ulmer
Jason Updegraff
Dana Vaden
Joseph Valerio II
Banner Vanderpool
Jakie Vaughan
Ryan Veirs
Suzanne Victoria
Lupe Villarreal Jr.
Tammie Voelker
Lindsey Von Tungeln
Nancy Wade
Carol Wagner
Kenneth Wagoner
Jay Walker
Benny Wallace
Charles Wallen
Richard Walls
Leonard Walters
Seth Ward
Justin Wardrop
Steve Warnick
Brian Wasinger
Karen Watson
Kathy Watson
Delanna Watts
John Weaver
Ginny Webb
Thomas Webb
Lisa Webb Johnson
Shae Weddle
Jeff Weides
Keith Wells
Lee Wescott
Krista Whiddon
Kyle White
Larry White
Mallorie White
Dan Whitmarsh
Valerie Wible
Charles Wilburn
Clay Wilcox
Dale Wildman
Brooke Wiley
Mark Wiley II
Lisa Wilkinson
Dallas Williams
David S. Williams
Nancy Williams
Terry Williams
B.J. Williamson Jr.
Jason Williamson
Hack Willis
Ronnie Willis
Kent Willoughby
Michelle Wilson
Brian Wines
Kelli Witte
Brad Wittrock
Justin Wollenberg
Julie Woodard
Marcus Woodard
Donald Woody
Ricky Workman
Leann Wright
Sharon Wright
Yandy Yarbrough
Doug Yeager
Danna Yeargin
Bo Youngblood III
Justin Zerkle

2006 (1,463)

Gary Abbott
Russell Ables
Jessica Acker
Claude Adams
Kelli Adams
Tom Adkins II
William Adkison
Ethan Adler
Rohit Aggarwal
Chaudhry Ahmed
Doyal Akers
Kris Aldridge
Daniel Alford
Kenny Alford
James Allen
Jamie Allen
Jason Allen
Joshua Allen
Randall Allen
Jimmy Allred
Richard Allums
Billy Alven
Joe Aly
James Amelung
Bob Amyx
Rodney Ancell
Carol Anderson
Gary Anderson
Otis Anderson
Randy Anderson
Shelby Andrew
Melanie Andrews
Charles Angle
Howard Arnold
Zachary Arnold
David Arrington
Thad Ashcraft
Kevin Ashley
Tim Ashley
Amy Askew
Micah Assulin
Michael Atkinson
Roger Averitt
David Avery
Ed Back
Misty Baeza
Tim Bagby
Allen Bagley
Michael Bahrenburg
Ronald Bailey
Butch Baird
Charles A. Baker
Dennis R. Baker
Sitaraman Balakrishnan
Boomi Balasubramaniyan
Leonardo Baldonado Jr.
Christa Ball
Micheal Ball
Lisa Ballard
Janice Balliet
Michael Bane
Megan Barber
William Barker
Dean Barnes
Emily Barnes
Keith Barrett
Kirk Barrilleaux
Cecelia Barrington
Allison Barta
Joshua Barton
Brandon Bashaw
Adam Basquez
Warren Bass
Douglas Baughman
Tammy Baxter
Larry Beard
Tim Beard
Johnny Beasley
Jesse Beason
David Beaty
Tiffany Beaver
Ben Becker
Terri Becker
Steven Beckett
Jim Bedford
Clint Beeby
David Beers
Steve Beeson
Danny Beets
Bo Bekendam
Robyn Belew
Paige Benedict
Cheryl Bennett
Garrett Benton
John Bergman
Danny Berkey II
Sharon Berkley
Eric Bess
Larry Beswick
James Bethell
Robert Bevel
Amar Bhakta
Ricky Bias
Randy Bickel Jr.
Liz Bicoy
Jacob Biernacki
Pam Billingsley
Foster Bingaman
Matthew Birch
Donald Bishop
Jeremy Black
David Black Jr
Willis Blaker III
Phillip Blankenship
Emily Blaschke
Tony Blasier
Jimmy Blevins
Randy Blood
Doug Bohlen
Richard Bolding
Marvin Bond
Brandi Bonner
Daniel Borowski
Thomas Bottles Jr.
John Bottrell II
Brian Bounds
Barbara Bowersox
Deven Bowles
Donald Bowman
Drew Boyer
Ernest Bozarth
Phillip Bradford III
John Bradshaw
Mark Brannon
Matthew Branson
James Branton
Krystal Brauchi
Zora Braun
James Bray
Michael Brenizer
Bradie Brewton
H Briant
Melvin Bright Jr.
Wesley Brogdin
Billy Bromlow
Ronald Bromlow
David Brooks
Vernon Broomfield
Rob Brott
Russell Broussard Jr.
James Brown
Jay Brown
JP Brown
Natascha Brown
Rodney Brown Sr.
T. Brown
Tyanne Bruce
Timothy Brummage
Greg Bruton
Cheryl Bryan
J.D. Bryant
Ron Bryant
Marria Brydon
Kala Buerger
Joshua Buie
Todd Bules

Clifton Bullard
Blair Bunch
Niki Burch
Jay Burford
Roger Burford
Darrel Burghardt
John Burkhouse Jr.
Jake Burnett
Jim Burnett
Aaron Burns
Burton Burns
Charles Burnsworth
Richard Burrhus
Phil Burrow
Joseph Burton
Dustin Bushnell
Jerrod Byford
Eric Bynum
Tom A. Bynum
Tom W. Bynum
Eric Byrd
Korey Byrd
Sam Byrd
Scott Byrum
Jeff Cable
Stephanie Cahill
Natasha Caines
Jerry Caldwell
Rickie Callender III
Jorge Camacho
Jason Cameron
Johnnie Campbell
Karen Campbell
Kenneth Campbell
Kim Campbell
Shanna Campbell
John Canary
Steven Carder
Bryan Carey
Colt Carpenter
Connie Carpenter
Octavio Carpio
David Carroll
Deborah Carroll
James Carroll
Stephan Carroll
James Carter
Francis Carullo Jr.
Alex Casias
Bernardino Castaneda Jr.
Charles Castelli
Jose Castelo
Jose Castillo
Aaron Casto
Brandon Cates
Scott Cavner
Gregory Cavness
Cassie Cawyer
Rosa Chacon
John Chadwick
Tim Chaloupek
Harvey Chambliss
Paul Charles
David Chavarria
Oscar Chavez
Kathy Cheesman
James Cheshire
Henry Childress
Richard Childress
Stephanie Choate
Rodney Christian
Liz Christianson
Twila Christy
Kerry Clapp
Suzanne Clapper
Brandon Clark
David Clark
Dustin Clark
James W. Clark
Leon Clark
Stacey Clark
Steve Clark
Jason Claunch
Heather Clay
Brad Claypool
Erin Clayton
Jesse Clayton
Cathi Clements

Eric Clements
Jeff Clemons
Michael Clevenger
Ronald Clift
Lindy Cochran
Robert Cochran
Timothy Cockerham II
Brent Cockrell
Lauren Coco
Byron Cole
Virgil Coleman
Davy Collins
Katie Collins
Dee Combs
Jason Conaway
Greg Condray
Jeffery Conley
Chrissy Conner
Andy Conyers
Blayne Cook
Jim Cook
Jacob Cooper
Larry B. Cooper
Linda Cooper
Scott Copeland
Brad Corbin
Jeff Cornelius
Justin Cornell
Steve Cornett
Preston Corp
Diego Cortez
Mario Cortez
Janice Cory
Bob Costello
Cody Costello
Larry Costello
Stoney Costello
William Coston
Ricky Cotton
Crystal Cottrell
Chris Courtney
Jereme Cowan
Jeffory Cowger
Chris Cox
Jeremy Cox
Steven Cox
Vince Cox
Donnie Craft
Tina Craft Grant
Dave Craig
Travis Craig
Denise Cramer
Bud Cravey
Joe Creech
Ricky Crider
Scott Crim
Jimmy Crone
John D. Crooks
Murphy Crosby
Paul Crow
Genique Crowder
Mary Cruikshank
Calvin Culpepper
Casey Culpepper
Melissa Cummens
Kevin Cunningham
Ray Cunningham II
Douglas Czako
Aaron Daharsh
Laurie Damron
Michael Damron
David Dani
Alvin Danley Jr.
David Danley
Joseph Darr
Beverly Dart
Jeffrie Davidson
Betsy Davis
Chad Davis
Garry Davis
Jennifer L. Davis
Kathy Davis
Megan Davis
Michael C. Davis
Michael Davis Sr.
Rodger Davis
Ron Davis
Kenny Dawson
Robert Day

Jessie de Jong
Greg Dean
Landon Dean
Stanley Dean
Kevin Deeds
Matthew Deel
Tim Deffenbaugh
Donald DeForest Jr.
Gary Dennis
Vincent Dernbach
Mark DeShazo
Karl Dexter
Gianny Diaz
Andrew Dickins
Todd Diehl
Ed Dillard
David Dison
Robert Dison
Linda Dixon
Michelle Dodd
Tracie Dodd
Nicolas Dominguez
Gary Donley
Donald Dotson
Stephanie Doty
Dawn Douglas
Greg Douglas
Lorie Douglas
Johnny Dowdy
John Downing
Kristin Drain
Tammy Dresser
Wayne Drew
Alfonso Duenez
Wade Duncan
Dustin Dunlap
Regina Dunlap
Cotton Dunlevy
Curtis Dunn Jr.
Larry Durant
Paul Duren
Jim Durst
Dustin Dye
Tammy Eaton
Robin Ebarb
Michael Eddins
Lisa Edinger
Johnny Egnor Jr.
Johnny Egnor Sr.
Craig Elder
Jammie Elder
Jeff Elder
Ebbin Elliott Jr.
Jordan Elliott
Robert Elliott Jr.
Melanie Ellis
Kelly Elswick
Darrell Enderlin
Richard England
Jon English
Richard Enoff
Steven Epps
Jarrod Esparza
Jonathan Eubank
Dee Eubank-Swiger
David B. Evans
Gary Evans
Jody Evans
Ricky Evans
Ronald Evans
Leann Evers
Ronnie Ezernack
John Farnsworth
Ricky Farnsworth
Andrew Farris
Marcie Farris
Shyla Fast
Bryan Ferguson
Keith Ferguson
Tessie Ferguson
Perry Fields III
Tommy Fillman
Thomas Finch
Brent Finley
Curtis Finley
Steven Fisbeck
David Fisher
Jerry Fisher
John Fisher

Michael Fite
Chris Flanagan
Michael Flanery
Matt Fleischer
Brenda Flesher
Jose Flores Jr.
Garrett Flowers
Terry Floyd Jr.
Thomas Flynn Jr.
Danny Ford
Martha Ford
Jimmy Forsyth
Anthony Foster
Clarence Foster
Robert Foster
Clayton Foutch
Julie Fox
Sandy Frame
Tina Francis
Greg Franz
Jason Franze
Michelle Frasier
Annie Fredrickson
Travis Frels
Colby Friday
John Fritcher
Nicole Fritz
Larry Frost
William Fry
Sam Frydenlund
James Fryman
Evan Fuqua Jr.
Christine Furbee
Carol Gaddis
Frank Gagliardi
Sarah Gainer
Junior Garcia Jr.
Martin Garcia Sr.
Chris Gardner
George Garfield
Lisa Garrett
Mark Garrett
Armando Garza
Javier Garza
Javier Garza Jr.
Joel Garza
Raul Garzes
John Gasaway
Douglas Gaston
Scott Gaston
Brian Gauntt
Kennie Gay
Anne George
Jim Gerstner
Bobby Gibson
Steven Giddings
Timothy Giddings
Jon Giffin
Dewayne Gilkerson
Bobby Gillette II
Anthony Gilliam
Cameron Gilmer
Jim Gipson Jr.
Ryan Glenn
Dora Goff-Parsons
Jesse Gomez
Lindi Gomez
Zac Gonsior
Eric Gonzales
Alberto Gonzalez
April Gonzalez
Edgar Gonzalez
Julio Gonzalez
Billy Goodnight
Justin Goodson
Elijah Gordon
Nathan Gore
Donn Goss
Lindsay Gowan
Mitch Grant
Kenneth W. Graves
Billy Gravitt
Ron Gray
Gabe Green
Dylan Grey
Megan Griffith
Camm Grim
Thomas Grimaldi
Lane Grimes III

Bradley Grimm
Frankie Grogan
Rafael Guerra
Donald Gunnoe
Jeff Gunter
Henry Gutierrez Jr.
Ricardo Guzman
Darryl Haas
Scott Hackworth
Kerima Haddad
Lance Haffner
Larry Hagelberg
Robert Hagerdon
Wayne Haire
Freddy Hale
Kim Haley
Gabriel Hall
Karen Hall
Billy Hallman
John Hamilton
Joy Hamilton
Nathan Hamilton
Nathan Hanks
Joe Hanna
Robert Hanna
Tony Hansen
Randy Hansford
Dustin Hanson
Jodie Hardie
Josh Hardie
Dean Harding
Fawn Hardman
James Hardway
Ryan Harkins
James Harman
Cody Harrel
John Harrington Jr.
Bryan Harris
Kristina Harris
Mike Harris
Robert Harris
Terry Harris
Loyd Harrison
Samuel Harroff
Darrel Hart
Donald Hart
Kevin Hartl
Roger Hartley
Bobby Harvey
Steven R. Harvey
Don Harville
Timmy Hass
Darcy Hawkins
Carroll Hayes
Eric Hayes
Christopher Hayward
Robert Hayward
Teresa Hearn
Brad Heath
Justin Heath
Virginia Hebert
Sabrina Hedrick
Daniel Henderson
George Henderson
Nicholas Henderson
Chad Hendrick
Brian Henley
Mary Henning
Mark Henry
Dan Hensley
Armando Hernandez
David Hernandez
Rafael Hernandez
Matthew Herrin
Kevin Hess
Jamie Hibbs
Joe Hicks
Sid Hicks
Terry Hicks
Lorie Higginbotham
Jennifer Higgins
Chad Hill
James Hill
Joy Hill
Clyde Hinson
Brandi Hively
Mark Hlatky
Chad Hledik
Justin Hobbs

Jimmy Hodges
Joseph Hodges
Justin Hodges
Patty Hoecker
Eric Hoehne
Chad Hoffman
Lisa Hoffman
Bradley Holland
Tom Holland
Thomas Holliman
Michelle Hollis
Mike Hollis
Bradley Holman
William Holman Jr.
Bryce Holmes
Timothy Holmes
Michael Holson
Larry Holt
Dustin Homesley
Michael Hommertzheim
Bill Hooper
Kevin Hooper
David Hoover
Steven Hoover
Melissa Hoppe
Ronnie Hoskins
Bonnie House
Debbie Houston
Seth Houston
Kevin Howard
Matt Howard
Scott Howard
Seth Howard
Jason Howe
Kenneth L. Hubbard
David Huckabee
Cheryl Hudak
Chase Huddleston
Donnie Huffman
Jarel Hughes
Justin Hughes
Mark Hughes
Marshall Hughes
Michael D. Hughes
Kirk Hungerford
Frankie Hunt
Bret Hunter
Tami Hunter
Elbert Idlett
Justin Idlett
Loyd Idlett
Pete Irby
Jeff Iven
Sherry Izell
Christopher Jacks
Joe Jackson
Lindsay Jackson
Marianne Jackson
Pamela Jackson
Johnnie Jacobs
Kristi Jacobs
Troy Jacobs
Javey Jamison
Lance Jamison
Todd Jamison
Christopher Janzen
Rachel Jarrett
Anthony Jeansonne
Travis Jenkins
Eric Jenkinson
Jessica Jennings
Jon Jernigan
David Jirousek
Alex Johnson
Amie Johnson
Donald Johnson
Jeannie Johnson
Michelle Johnson
Randy Johnson
Steve Johnson
William Johnson
Jeri Johnston
Joy Johnston
Cindy Jones
Gary Jones
Kyle Jones
Travis Jones
Bev Jordan
Doug Jordan

Jeffery Judd
Nicholas Judd
Hunter Kam
Paul Karstens
Hemant Kataria
Troy Keel
Marvin Keeling Jr.
Kenneth Keeton
Belo Kellam III
Larry Keller
Diana Kelley
Tommy Kelley
Tracy Kelting
Sammy Kendall
Kris Kendrick
Josh Kennedy
Joe Ketzner
Gil Kiaha
Russell Kidd
John Kieschnick
Jeff Kiker
Wayne Kimberling
John Kimbleton
Fay Kincher
Jessica King
Richard King
Rachel Kircher
Nathan Kirtley
Jeffrey Klingel
Aaron Knapp
Buzz Knapp
Allen Knippers
Jeff Knoblock
Charles Knotts
Steve Knowles
Laurie Knox
Sanjay Kodam
Denise Koger
Blake Koonce
Nathan Kress
Muhamed Kuburic
Sunita Kuburic
Cameron Kuykendall
Mike LaGrange
Roger Lahti
Hoang Lam
Jane Lam
Tony Lamas
Gina Lamb
Dennis Lambert Jr.
Janie Lambert
Jerry Lambert Jr.
Floyd Lancaster
Corbin Land
Sandra Landgraf
Bob Langdon
Diane Larch
B.J. Larman
Chris Lauhon
John Lawman Jr.
Johnny Lawrence
Kelly Lawson
Tom Layman
Daniel Le
Garrett Leatherman
James LeBouef
Summer Ledbetter
Ryan Lee
Samuel Lee
Stanley Lee
Martha Leiva
Dave Leopold
Stacy Levescy
Justin Lewellen
Cindy Lewis
Fred Lewis
Peter Lewis
Karen Liles
Jim Lindley
Jimmy Linger Jr
Jill Linkenauger
Trey Littau
Charles Livingston
Ronald Loeffler
Clayton Long
Ellen Long
Teresa Long
James Looney
David Lopez

Jaime Lopez
Niles Loudenslager
Candice Love
Morgan Love
Dustin Lovell
Jennifer Lowther
Silvano Lozada-Luna
Matthew Lucas
Allen Luder
Kelly Luikart
David Luke
Charlie Lumpkin III
Melissa Lupardus
Brent Lurry
Josh Lyons
Steven Mack
Jeffrey MacKay
Kevin Mackey
Jamie Maddy
Glenda Mahoney
Jorge Maldonado
Juan Maldonado
Ramon Maldonado
Monica Malkey
John Mann
James Manning
Kevin Manning
Juan Manriquez
Jimmy Manry
Kerry Manuel
Laura Marcellus
Justin Marietta
Markus Marr
Patty Martin
Braulio Martinez
Mark Martinez
Valente Martinez
Missy Martini
Michael Marunowski
Boyd Maser
Tiffany Mather
Bobby Matthews
Nicholas Matthews
Maya Maximova
Delores Maxwell
Greg May
Michael Mayfield
Monty Mayfield
Angela McAlister
Derald McAlister
Julie McCann
Anthony McCarty
Rich McClanahan
Katie McCord
Chris McCormack
Lacy McCornack
Garrett McCullough
Shaun McDaniel
Stephen McDonald
David McDougal
Jenni McEachern
Kelle McEwen
Ray McFarland
Harry McGarr
Meghan McGhee
Todd McGinley
Christopher McGinnis
John McGowen
Richard McGuire
Curtis McIntyre
Irma McIntyre
Chad McKamie
Dennis McKamie
John McKay
Brad McKillop
Patrick McKim
Eric McKinley
Heather McLain
Jessica McLain
Amy McLanahan
Walter McLaughlin
Aaron McLean
Caleb McLoud
Matthew McMahon
Steve McMillen
Beau McMillin
Bobby McMorries
Matt McMurry
Heather McNeil

Robert McNutt
Danny McRae
James McWhirter
Donnie McWhorter
Ed Meade
Tom Meadows
Fernando Medina
Dennis Meigs
Junior Melendez
Douglas Melton
Wener Menchu
Wes Merchant
Curtis Merilatt
William Merkel
Jarod Merle
Lane Merritt
Justin Metz
Steven Meyer
Barry Michels
Allen Middleman
Allen Miller II
Greg Miller
Gregory Miller
Matthew Miller
Ronald Miller
Toni Millican
Audrey Mimbs
Benjamin Miner
Dustin Minton
Santiago Miranda
Tracy Miskofsky
George Moats Jr.
Chris Mobley
Janice Modisette
Keith Moffatt
Jackie Moffett
Mohammad Moinuddin
Jeremy Moler
John Moles
Angela Moniger
Andrew Montgomery
Tom Mooney
Billy Moore Jr.
Deanne Moore
Larry Moore
Michael S. Moore
Spencer Moore
Walter G. Moore
Arturo Morales
Charles Morales
Guillermo Morales
Hector Morales
Guillermo Morales-Mata
Charles Morckel
Jack Morey II
Carroll Morgan
Christopher Morgan
Eugene Morgan
Jay Morgan
Roger Morgan
Nick Morland
Shannon Morley
Tim Morphis
James Morris
Mike Morris
Nicholas Morris
Ralph Morris
Billy Morsko
Jeffery Mortashed
Joseph Mortashed
Jason Moxley
Johnathan Mueller
Vicky Mullins
Gregory Mumme II
Lewis Munn
Julie Murcer
Danny Murray
Brandon Murry
Matt Murry
Lauren Nashert
Antoinette Nell
Bree Nelson
JW Nelson
Laverne Nelson
Rodney Nelson
Lacey Neuman
Kyle Nevels
Jere Newberry

Travis Newberry
Christopher Newkirk
Eric Newman Jr.
Shane Newman
Holly Newsom
Lori Nguyen
Thomas Nguyen
Tyler Niederriter
Nick Niemann
Drew Nugent
David O'Brien
Marvin Odermatt
Jason Offerman
Michael Ogletree
Tope Ogunyomi
Dennis O'Handley
Anthony Olivas
Michael Oliver
Mark Orgren
Christy Orosco
Keith Orrick
Randy Orsburn
Don Osborn
Darrel Overgaard
Casey Overhultz
De Overstreet
April Owens
Lacey Owens
Tammie Owens
Chris Pace
Thomas Pace
Lindsay Palazzolo
Janie Palma
Kurt Palmer
Robert Palmer Jr.
Brian Panetta
Betty Paolini
Bob Paolini
Candy Parker
Edwin Parker
Julie Parker
Cole Parkhurst
Carla Parrish
Cindy Parsons
Marc Passmore
Umesh Patel
Buba Patterson
Monte Patterson
John Paul
Michael Payne
Rickey Payton
Daniel Pearce
Blain Pearson
Chester Pearson
Kim Pearson
Ariel Pena
Danielle Penland
Terry Perdue
Joe Perez
Addie Pesche
Todd Pettus
Jeff Phillips
Paul Phillips
Vadenna Phillips
Alan Pierce
Marty Pierce
James Pine
Matt Pinion
Jeff Pinter
Roger Pippins Jr.
Lara Pitchford
Brooke Pittard
Michael Pittser
Filemon Plascencia-Aceves
Lori Plumley
Richard Pogue
David Poindexter
Randy Poindexter
Richard Poindexter
DeAngelo Polin
David Polve
Matthew Pompa
David Ponce
Taos Pool
Timothy Poole
Henry Pope
Raymond Posey
Nick Pottmeyer

Jordan Powell
Kelli Pratt
Sindy Prescott
Joseph Presock
Marsha Presock
Mike Price Jr.
Chase Pritchett
Elmer Pryor
Ricky Pryor
Ronald Putman
Matt Queen
Maria Quezada
Mary Quinn
Barbie Quinn Davis
Fernando Quinones
Tyson Raasch
Daren Rader
Mark Raidt
Johnny Rains
Hermenegildo Ramirez
Peter Ramirez Jr.
Raul Ramirez
Bonnie Ramon
Arturo Ramos
Jessie Ramos
Cody Ramsey
Gary Ramsey
Greg Ramsey
Roy Rash
Aaron Ream
Roger Redmond
Galen Reed
Raymond Reese
Jacob Reeves
Christopher Register Sr.
Perry Reid
Keith Reightler
John Reinhart
Brad Rekieta
Allen Remmers
Santhanaraj Rengaiah
Matt Reser
Aaron Reyburn
Jorge Reyes
Manuel Reyes
Roger Reyes
Justin Reynolds
Chris Rhodes
Chris Rice
Beth Richards
Henry Riffe
Sandi Riley
Larry Ritter
Gregory Rivera
Courtney Roberts
Jeffrey Roberts Jr.
Josh Roberts
Matthew Roberts
Raymond Roberts
Stacy Roberts
Vincent Roberts
Daniel Robertson
Michael Robertson
Scott Robertson
Brooke Robinette
Scott Robinson
Paul Rodesney
John Rodgers
Andrew Rodriguez III
Joel Rodriguez
Maria Rodriguez
Robert Rodriguez
Ruben Rodriguez
Sarah Rodriguez
Juan Rodriguez-Huerta
Jon Rogers
Bailey Rollins
David Romine
Danielle Roper
Leonard Roper
Vinson Roper
Glenn Rose
Michael C. Ross
Richard Ross
Richelle Ross
Robert Ross
Tommy Ross
Greg Rossman
Scott Rotruck

Loni Rowan
David Rowland
Daniel Rucker
Eric Rucker
Michael Rushing
Dena Russell
Don Russell
Jackie Russell
Dusty Rust
Tracy Rust
Jason Ruth
Matthew Rutledge
Gurpreet Saluja
Kelly Sanders
Matthew B. Sanders
Dale Sanderson
John Satterfield II
Terry Saurborn
Phillip Saxon
Perry Scales
David Schmidt Jr.
Shawn Schmidt
Karen Schmuhl
Ernest Schroeder
Michael Schulz
Earnest Sconyers
Bannon Scott
Joseph Scott
Krystle Scott
Larry Scott
Kevin Scoville
Stoney Scrivner
David Searls
Scott Secrest
Dusty Seiger
Debbie Seiverling
Dale Self
Kenneth Sell
Jobey Sellers
Jon Selzer
Louis Senkyrik
Clint Sepulvado
Amanda Serna
J.C. Settles
Brooke Shannon
Douglas Shannon Jr.
Jimmy Sharp Jr.
Wendie Sharp
Farley Shaw
Frederick Shaw Jr.
Carroll Shearer
David Shellstrom
Michael Sherman
Michael Shiers
Kurt Shipley
Mandie Shipman
Steve Shire
Steven Shockley
Carl Shorter
Allen Shuemaker
Gregorio Silva
Terry Simmons
Donald Simons
C.J. Sims
Christopher Sims
Mary Sims
Randy B. Sims
Randy S. Sims
Rickie Sims
Rudy Sims Jr.
Ward Sims Jr.
Trevor Sinclair
James Singhisen
Ricky Singletary
Danny Singleton
Dusty Singleton
William Sisson
Charles Sitton
Michael Slamick
Bryan Sloan
Jack Slone
Nathan Smarr
Eric Smeltzer
Allan Smith
Alvis Smith
Brian Smith
Deane Smith
Denise Smith
Emily Smith

Ernest Smith
George Smith
Gerald Smith
Jason Smith
Justin E. Smith
Kade Smith
Lesli Smith
Lindsey A. Smith
Michael C. Smith
Michael E. Smith
Mitzi Smith
Monte K. Smith
Rusty Smith
Tommy Smith
Troy Smith
Waylon Smith
Brian Snider
Chad Snow
Rich Snyder Jr.
Pam Soltani
Becky Southerland
Pete Spadafora II
Rodney Spencer
Lou Spitznogle
Derek Spreier
Rene St. Pierre
Steve Stafford
Craig Staley
Jason Staley
Merle Standage Jr.
Pixie Stanford
Don Stanley Jr.
Jeff Stanley
Ronnie Statton
John Stephens
Peter Stephens
Robby Stevens
Roger Stevens
Lyvonne Stewart
Jason Stollings
Michael Stone
Richard Stotler Jr.
Jennifer Stowasser
Andy Strealy
Russell Streeter
John Strickland
Ronnie Stroh
Jill Stucky
Perry Studebaker
Yoscel Suarez
Teresa Sullivan
Heidi Suri
John Suter
Roger Sutterfield
Anastasia Svec
Rick Svor
Jayce Swartz
Joshua Swartz
Kevin Swiger
Benjamin Swiney
Colby Tackett
Kevin Tanner
Larry Tanner
Ronnie Tarver
David Tarwater
Donny Taulbee Jr.
Alan Taylor
David Taylor
Jack Taylor
Matthew Taylor
Mike Taylor
Rick Taylor
Sarah Taylor
Andrew Tencer
Nicholas Terech
Daniel Terry
Ross Terry
Samson Tesfaselassie
Gwen Thomas
Jason C. Thomas
Jason D. Thomas
Lacey Thomas
Paul Thomas
Richard Thompson
Travis Thompson
Justin Thrift
Joel Thronburg
Elmo Tillis
Andrew Tipton



Ashleigh Pottmeyer
Field Engineer
Charleston, West Virginia

"It's been exciting to come into this industry and join such an energetic and growing company. I value the well-rounded training I'm receiving throughout every department and look forward to growing my career with Chesapeake."

Keith Tomblin
Mikki Tomlinson
Scott Tomlinson
Jerry Toney
John Toney
Brandon Tree
Ignacio Trevino Jr.
Juan Trevino
Dominic Trivitt
Matthew Troup
Danny Trowbridge
Daniel Truong
Irina Tucker
Steve Turk
Chris Turner Jr.
Corey Turner
Jaffe Turner
Donald Tussey
Joshua Tycer
James Van Alstine
Jeffrey Van Grevenhof
Clyde Vance
Shawna Vance
Amanda Vanoven
Dakota Vaught
Brandt Vawter
Gerardo Velez
Terry Vernatter
Michael Vernon
Randy Villaire
Dustin Vinson
Brenda Vitatoe
Billy Vo
Jonathan Vogel
Curtis Voyles
Robert Wagoner
Huey Wagstaff
Willie Wainman
Erin L. Walker
Noah Walker
Christopher Wallace
Jason Wallgren
Donnie Wallis
Matthew Walters
Kathy Wandling
David Wanzer
Elmer Warnick
Matt Warren
Wil Warren
Keith Washington
Marc Watkins
Matt Watkins
Dusty Watson
James Watson

Luke Watson
Matthew B. Watson
Rod Weatherby
Gary Weathers
Lauren Webb
John Weber
John Webster
Brad Wechsler
Donald Weed
Jody Weidner
Thomas Weidner
Matt Weinreich
John Weir Jr.
Michael Welch
P.J. Wells
Toyia Wells
Ann Wendorff
Leonard Wesley
Luke Westfahl
William Weyrick
David A. Wheeler
Michael Wheless
Grant Whipple
Sam Whitaker
Robert Whitbeck
Billy White
James B. White
James K. White
Jerry D. White
Jerry D. White Jr.
Christy Whited
Bernice Whiteshirt



Paul Pratt
Manager - Public Affairs
Shreveport, Louisiana
"After joining Chesapeake in August of 2008, I quickly discovered that I had moved into a fast-paced business and love being a part of a winning team. It's truly a great place to work."

Joe Whiteside
Jason Whitt
Annette Wilborne
Kyle Wiley
James Wilhite
Kent Wilkinson
Kyle Willey
Cynthia Williams
Eric Williams
Jim Williams
Joshua Williams
Justin Williams
Marlene Williams
Rashaw Williams
Thad Williams
Zachary Williams
Calvin Williamson Jr.
Jeff Willis
Dranam Willoughby
Tyler Willyard
Andrew Wilson
Brent Wilson
Chad Wilson
Julie Wilson
Robin Wilson
Steve Wilson
Trista Wilson
Warren Wilson
Jim Wimmler
Franklin Windham
Amos Wise
Craig Wittenhagen
Ivan Wolanski
Mike Wood
Taunya Wood
Toby Wood
Henry Woodruff
Tara Woods
Dan Woodzell
Shawn Wreath
Bradley Wright
Chris Wright
Erran Wright
Mary Wright
Michael Wright
Greg Wyatt
Keith Yankowsky
Kevin Yarbrough
Herman Yeager
Debbie Young
Scott A. Young
Mina Zaheri
Brigido Zaldivar
Simon Zavala
Jason Zielke
Jeff Ziga
Jody Zigler

2007 (1,613)

Kenneth Aaron II
Michael Abbott
Robert Abbott
Michael Abila
Clifton Ables
Rodney Acosta
Chris Adair
Christopher Adair
David M. Adams
James Adams
Jeremy Adams
Joe Adams
Victoria Adams
Jamie Adamson
Clarence Adkins
Kevin Agee
Roberto Aguilar-Garza
Yemi Ajijolaiya
Clint Ake
Raymond Akins
Adrian Alaniz
Israel Alaniz Jr.
Leonardo Alcantar-Lopez
John Alcorta
Jack Aldridge
Kelly Alison
Aaron Allen
Debbie Allen
Ronnie Allen
Tucker Allen
Ryan Allison
Jacob Allyn
Miranda Alven
Ardy Amin
Jeff Amos
Boz Anderson
Cody Anderson
Dusty Anderson
Maribeth Anderson
Rick Anderson
Wayne Anderson
Javier Andrade
Clenda Andrews
Joshua Angeline
Larry Angell
Moises Anguiano
Greg Archer
Steve Archer
Kolby Arnold
Roger Arnold Jr.
Sandra Arthur
Tyrerei Ashcraft
Jerry Ashley
Robert Atchison
Joseph Atkins
Robert Avera Jr.
Rickey Avery
Noa Avila
William Aycock
Donna Babiak
William Bagley Jr.
Chris Bailey
Kevin Bailey
Carl Baker
Chris Baker
David L. Baker
David M. Baker
Dennis M. Baker
Garrett Baker
Jeremy Baker
Joe Baker
John Baker
Teddy Baker
Chad Bakke
Rick Ball
Robert Ball
Cindy Balsly
Zachary Bandy
Jeremy Banes
Amy Banu
Heather Barcia
Freddie Barela
James Barham
Bryce Barker
Judson Barker
Jarrod Barlow
Beata Barna
Craig Barnard
Sharon Barnett
William Barnosky
Jorge Barron
Julie Barron
Redmond Barry III
Wayne Bartlett
Travis Basinger
Adam P. Basquez Jr.
Stacey Baty
Laura Bauer
Benjamin Bax
Kimberly Beal
David Beard
Becky Bearman
Justin Beatty
Cory Beck
Larry Beckwith
Arianna Bedell
John Bedford
Jason Bedow
Sam Bedri
Rodney Belcher
Ben Bell
Christy Bell
Dustin Bellew
Scott Bender
Andrew Bennett
Brooks Bennett
Laura Bennett
Nathan Berg
Lynsey Bergren
Barry Bergstrom
Ty Bermea
Pam Bert
Ashlynn Beverly
Jon Biegel
Marvin Biggar
Bryce Biggs
Matthew Billings
Randy B. Billings
Randy T. Billings
Ryan Billings
Ed Birdshead
Jeremy Birkes
Wes Bishop
Robert Bitner
Miranda Black
Quinton Black
Shawn Black
Craig Blackburn
Timothy Blackmon
Jerry Blair
John Blake Jr.
Jared Blakley
Valerie Blankenbiller
Brandon L. Blevins
Sammie Blevins
Miranda Bodenhamer
Blake Boecking
Debbie Boggs
Josh Bogle
Mercedes Bolen
Richard Bolt
Greg Bommer
Justin Bond
Dustin Boone
Jared Boren
Ryan Bose
Jimmy Bourlon
Alana Bouse
Billy Bowden
Ronald Bowden
Clayton Bowerman
Lesley Bowman
Mike Bownds
Chris Boyd
Diana Boyd
Eddie Boydston
Gene Boyer
Kyle Bradford
Thomas Bradshaw
Casey Brady
Danny Branch
Jordan Brandenburg
Eugene Branham
Joe Branham
Danny Bratcher II
Robert Brauer
Erika Braver
Dennis Breakfield
Darryl Breland
Lance Breland
Sheena Brenner
Lori Breuklander
Christina Breuninger
Amanda Bridges
Jeff Bridgwater
Eric Britton
Keri Brock
Jim Brooks
John Broomfield Jr.
Tanner Broomfield
Deanna Brouillette
Aaron Brown
David Brown
Eddie Brown
Jason O. Brown
Kenneth Brown Jr.
Scott Brown
Jeff Browning
Emily Bruce
James Brumley
Teresa Bruno
Kasey Bryan
Joshua Bryant
Rusty Bryce
Jonathan Bryson
Jared Buchan
Tanna Buie
Kenton Bulson
Shannon Bunner
Philip Bunting
Stephen Burgin
John Burks
Tracy Burleson
Tom Burnett
Jerry Burnham
Jerry Burns
Louis Bushiey
Rocky Butler
Kurt Bynum
David Byrne
Matt Cagigal
Christopher Cagle
Raymond Cagle
Melissa Caknupp
Jonathan Caldwell
Nathan Caldwell
Rodney Calhoun
Alan Callahan
Matthew Callahan
James Calloway
Andria Campbell
Billy Campbell III
Ian Campbell
Jeffrey Campbell
Richard Campbell
Adrianne Cannon
Dwayne Cannon
Juan Cano
Jon Cantu
Chris Carender
Alicia Carey
Terry Cariker
Grant Carlisle
John Carney
Mark Carpenter
Earl Carr
Scott Carroll
Craig Carte
Binni Carter
Darry Carter Sr.
Holly Cary
Julie Ann Casas
Ben Case
Matthew Casey
Alex Castaneda
Jose Castellano
Ricardo Castillo
Richard Castillo
Isaac Casto
John Casto
Jeremy Caywood
Curtis Celestine Jr.
Crystal Celsur
William Chambers
Kathy Chandler
Gordon Channel
Philip Chapman
Ryan Chappell
Ward Chase Jr.
Jamie Chastain
Lisa Chastain
Armando Chavez Jr.
Jeremy Cheely
Steve Chipera
John Chism
Phillip Chism
Shandie Choate
Morgan Chrisman
Ronnie Christopher
Sundee Christopher
Richard Chumley
John Churchwell
Kelly Ciccarello
Rosa Cisneros
Beth Clanton
Darin Clanton
Jason D. Clark
Matt Clark
Sheridan Clark
William J. Clark
Dusty Clayton
Charles Clevenger
Colt Clinesmith
Thomas Clouette II
Wayne Cloutet
Andrew Cludius
Ryan Coalmer
Tobie Coffey
Don Cogar
Stephanie Coil
Kyle Coldiron
Adam Cole
Dustin Cole
Bob Coleman
Robert T. Coleman
Mark Collier
Dustin Collins
Joshua Collins
Stephen Collins
Brad Collison
Denise Condos
Dustin Conley
Steven Conn
Bill Connor
Damon Connor
Dustin Connor
Amanda Conway
Brandon Cook
Nathan Cook
Douglas Cooper
Misty Cooper
Rusty Cooper
Catie Coppage
Ismael Correa
Anthony Corso II
Chad Corwin
Bobby Costello
Dennis Cottrill Jr.
William Coudding
Michael Counts Jr.
Todd Courson
Carl Covey
Jimmy Covey
Brian K. Cox
Chris D. Cox
Jennifer Cox
Stephen Crabb
Robert Crank
Rex Cravens
Melanie Crawford
Tracy Crawford
Brently Creel
Gary Crenshaw
Daniel Crihfield
Jeffrey Crihfield
Timothy Criner
Heath Criss
Steve Crocker
Jade Crockett
Zachary Cromer
K.W. Cryer
Julia Cuiksa
Robert Cumberland Jr
Terry Cumberledge
Jered Cunningham
Joshua Cunningham
Timothy Curnutte
Donald Dabbs
Jeromy Dabbs
Tasie Dahl
Monte Dain
Josiah Daniel IV
Steve Daniel
John Daniels
Haley Dark
Josh Darr
David C. Davis
Davy Davis
Donald Davis
Gayl Davis
Kevin Davis
Nathan Davis
Nicole Davis
Tyler Davis
Butch Day II
Roque De La Torre
Becky Deacon
Kristine Dearmon
Duane Decker
Jenna DeHekker
Nick Delaloye
Jeff Delancy
Eric Denneny
William Denny
Holly DeRousse
Jerry Derr
Lisa DeSpain
Tracey Devera
Dewey C. Deville
Adam DeVries
Trey Dewald
Bryan Dilger
Kaye Dillingham
Donald Dobbs
Kristopher Dobbs
Martin Dobson
Jensen Doby
Dustin Doerr
Chelly Dolinar
Chad Dome
William Donahoe III
Kevin Donaldson
Michael Donisch
Angie Dotson
Adam Doty
Gary Driskell
J.P. Dube
Jed Dudley
Tim Dugan
Shannon Dulin
Buck Duncan
Jacob Dupuy
Bunky Dussetschleger Jr.
Brian Duvall
Laren Easley
Randall Easley
Justin Eason
Russ Eason
Dan Eaton
Kory Ecklund
Joseph Eddy Jr.
Glenn Edwards
Jason Elder
James Ellard Jr.
Ricky Ellington
Steven Ellington
Billy Elliott
Catey Elliott
John Elliott
Lauren Elliott
Murphy Elliott
Paige Elliott
Adam Ellis
Joshua Ellison
Laci Elmore
Keith Elroy
Bryan Ely
Amber Embrey
Alex Emerson
Jeremy Engles
Sef Escajeda
Tom Esparza
Heather Estes
Joseph Etheredge
Bobby Etheridge
David W. Evans
Megan Evans
Michelle Evans
Daphne Everett
John Everett
David Fancher
Rosa Farias
Keith Faris
Terry Farley
Gary Farnum
Tim Farrington
James Faulkner
Kris Faulkner
Robert Feely
Steven Feisal
Susan Fell
Amy Ferguson
David Ferguson
Joe Ferguson
Joe Fernandez
William Ferrebee
Faith Fields
Candace Figures
Wayne Files
Jill Fisher
Joshua Fisher
Ranson Fisher
Suzanne Fitzpatrick
Sam Flaming
Kenny Flanagan
Stephanie Fleet
Matt Fletcher
Armando Flores
Otoniel Flores
Roger Foley
James Forcucci
Hoyt Ford
Rob Ford
Christopher Fore
Kodi Foreman
Jim Forney
Jake Forrest
Douglas Fortney II
Russell Fory
Danny Foster
Jerry Foster Jr.
Nathan Foster
Vickey Foster
Daniel Foulke
Jake Fowler
Sonia Fowler
Timothy Fowler



Tamara Fox
Patrick Franklin
Daron Fredrickson
Teri Freeland
Holly Freeman
Phillip Freeman
Amanda Friese
Joel Fulenwider
Mark Fulkerson
Kimberly Fuller
William Fuller
Bobby Furr
Jesus Gabaldon
David Gaddy
Randy Gafford
Benjamen Gaines
Juan Gallegos Jr.
Karola Galloway
Danny Games
David Gann
Felipe Garcia
Martin Garcia Jr.
Romeo Garcia
Melissa Gardner
Billy Gary
Don Gatewood
Todd Gatewood
Bill Gee
Brandon Geer
James Geiser
Matthew Gelnar
Joseph Genovese Jr.
CHARLES Gerlich
Marissa Gibbs
Christi Gibson
Jonathan Gill
Eric Gillespie
Brian Gilliam
Daniel Gilmore
David Gilmore
Shane Glassey
Barry Gober
Betsy Godfrey
Neva Godwin
Amy Gonzales
Alfonso Gonzalez Jr.
Francisco Gonzalez
Hector Gonzalez Jr.
Raul Gonzalez
Robert Gooch Jr.
Bill Goode
Carl Goodnight
Chais Goodwin
David Gordon
Ryan Gosnell
Cody Goss
Preston Gotes
Richard Graf
Jacob Grafa
Zach Gragg
David Graham
Jamie Graham
Jane Graham
Tim Graham
Lee Grampp
Amanda Graves
Kenneth C. Graves
Kevin Graves
D'Angelo Gray
Jimmy Gray
Kevin Gray
Tyler Gray
Marcus A. Green
Randy Green
Richard W. Green
Justin Greenfield
Casey Gregory
Bruce Griffin
Devyn Griffin
Tony Grigsby Jr.
Zachary Grim
James Groesbeck
Justin Grove
Dave Grumieaux
Roy Guerra
Nathan Gumm
Brianne Gungoll
Donald Gunnoe II
Gilbert Gutierrez Jr.
Jose Gutierrez
Derrick Guzman
Summer Gwinn
Timothy Haack
Greg Haddock
Clarence Hadley
Josh Halbert
Lindsay Hale
Trey Hale III
Cary Hall
Rob Hall
Michael Halpin
Robert Ham
Zaid Hamdokh
Jeremy Hamill
Heather Hamilton
Weston Hamilton
David Hamner
Auna Hampton
Cynthia Hamrick
Carolyn Hancock
Sheila Harder
Melanie Harless
Michael Harman
Charlie Harrington
Aaron Harris
Amy Harris
Dustin Harris
Jeff A. Harris
John Harris
Michael Harris
Harold Harrison
Mark Harrison
Daniel Hart
David Hart
Kevin Hartman
Michael Harvey
David Hatton
Jerry Hausman
Shane Hayden
Amanda Hayes
Charles Hayes
Kelly Hayes
Patrick Hayes
Stephanie Hayes
Doug Haymaker
Mike Haynes
Dustin Hays
Sara Hays
Thomas Hays
Tyler Hays
Kenneth Hazelwood
James Head
Anne Heatly
Gary Heinen
Lindsey Heintz
Christopher Heiskill
Kelly Helm
Kim Helvey
Rob Hembree
Kim Henderson
Kristi Henderson
Ron Henderson
TJ Henderson II
Dia Hendrix
Greg Henry
William Henry
Dave Henson
Alvaro Hernandez
Fracisco L. Hernandez
Mario Hernandez
Marisol Hernandez
Romualdo Hernandez Jr.
Jude Herring
Richard Hess
Claudus Hester Jr.
Anna Hibbard
Douglas Hicks
Josh Hicks
William Higginbotham
Hillary Higgins
Shawn Hignite
Barclay Hill
Lindsey Hill
Shane Hilliard
Angelo Hilton
Weston Hinton
Linda Hoang
Bob Hoatson
Keasha Hobbs
Charles Hodges
Missy Hoehn
Joe Hofer
Duston Hoffman
Henry Hoffman
Eli Hohn
Eric Holcomb
Curtis Holden
Dan Holden
Adam Holland
Colby Holland
Janice Holloway
Adrianne Holmes
Dennis Holmes
Don Holt
Kyle Holt
Sheldon Holt
Tiffany Hopkins
Greg Hopper
Lara Horn
Ryan Horn
Tim Horne
John S. Hornsby
Matthew Horton
Robert Hosea
Bud Hoselton
Erin Howard
Joe Howell
John Howell
Ronnie Hubbard
Melissa Huddleston
Tara Hudson
Mont Huff Jr.
Barry Huggins
Clinton Hughes
Keystone Hughes
Michael S. Hughes
Jose Huizar
Omar Huizar
Tracy Hulsey
Paul Hummel
Matthew Humphrey
Joe Hunley
Austin Hunt
Danny Hunt
Leo Hurt
Steven Hutchens Jr.
Daniel Hyatt
Steven Hyatt
Angela Ibara
Katy Igarta
Gerald Irwin III
Patty Isbell
Ernie Isenhart
Kate Ivey
Monsuru Iyanda
Lucio Izguerra
Alan Jackson
Angela Jackson
Beverly Jackson
Cara Jackson
Roger Jackson
Larry Jacobs
Cody Jacoway
Jose Jacquez
Jeremy James
Ken James
Tommy Jamison
Victor Jaramillo
Stephanie Jaronek
Billy Jeffers
Ricky Jeffries
Clint Jennings
Blu Jernigan
Adam Jeter
Li Jett
Pablo Jimenez
Billy T. Johnson
Brenda Johnson
Dannie Johnson
Jason Johnson
Kyle Johnson
Kyle R. Johnson
Martin Johnson
Randell Johnson
Stephen Johnson
Tyler Johnson
Perry Johnston
Aaron Jones
Anne Jones
Jeff L. Jones
Laura Jones
Marvin Jones Jr.
Scott Jones
Chad Jongeling
Chris Jordan
Bobby Joslin
Rigo Juarez
Chris Kaddatz
Andy Kapchinske
Andrew Karber
Tiffanie Karber
James Karraker
Doug Kathol
Rita Keary
Chip Keating III
Bradley Keech
Clayton Keenan
Bill Keller
Karin Keller
Kim Keller
Amber Kelley
Jason Kelley
Ashley Kelly
Steve Kelly
Steve Kennedy
John Kerns
Pamela Kerr
Curt Kimble
Mark Kincaid
Freddie King Jr.
Lanney King
Nelson King
Ryan Kintner
Dayna Kirk
Timothy Kirkwood
Dale Kisner
Robert Kitchens
Kasey Kliewer
Robert Kline
Megan Klusmeyer
Kyle Knowles
Anthony Knuppel
Michael Koss
Allison Krittenbrink
Ryan Krittenbrink
Alischa Krystyniak
Dan Kucab
Chris Kuehn
Kim Kuehn
Miranda Lacey
Steve Ladner
Miranda Lair
Todd Lamb
Kelly Lamoreaux
Mindy Lamprich
Clay Lancon
Jason Landis
Barton Landon Jr.
Melissa Lands
Nikki Landsberger
Dustin Langley
Abel Lara
Lindel Larison Jr.
Toby Lattea
Aaron Laubhan
Kevin Laughlin
Renee Laughlin
Eugene Lauricella
Andy Lawrence
Wallace Lawrence
Cheryl Lawson
Daniel Lawson Jr.
Toni Lawson
Luke Lawver
Reagan Lea
Greg Ledbetter
J. Lee
Melissa Lee
Tony Lee
Warren Lee
Jeremy Leger
Brandon Lehoski
Tim Leierer
Dan Leiphart
Logan Lemley
Luis Lerma
Christa Levescy
Joshua Lewellen
Chelsea Lewis
Greg Lewis
Stacey Lewis
John Libhart
Bob Liese
Chuck Lilly
Jennifer Lindsey
Laura Linn
Cory Listen
Jacque Litsch
Jeremy Litton
Brian Lockart
Brett Loflin
Nicole Logsdon
Angie Lohner
Ethel Long
James Long
Jacob Longino
Alfred Loper
Amador Lopez Jr.
Javier Lopez
Eric Loudenslager
Mitch Louis
T.D. Louis
Karson Love
Michael Love
Shirley Lovelady
Brandon Lovell
Michael Lovell
Lu Lovett
Randall Lowe
Benjamin Lucas Jr.
Dustin Lucas
Elyse Lucchese
Shane Luckett
Gerardo Lugo
Mark Lumpkin Jr.
Matthew Luna
Richard Luss
David Lynch
Penny Macias
Coleen Magness
Rhonda Maguire
Charlie Malcolm
Elmer Mancia
John Manes
Karissa Mann
Terry Mann
Mark Manos
Chris Marble
Shawn Maricelli
Keith Marin
Travis Marker
Nathan Marks
LeeAnn Marley
Steve Marple
Adrian Marquez
Jamie Marriott
Rebecca Marshall
Paul Marti Jr.
Dustin Martin
Hugh Martin Jr.
Nicole Martin
Sandra Martin
Thomas E. Martin
Abel Martinez IV
Eric Martinez
Joe M. Martinez
Juan Martinez
Armando Martinez-Barrera
Oscar Martinez-Barrera
Laura Martini
David Masiker
James Mason
Ryan Mason
Steve Mason
John Masterson
Michelle Matney
Matt Matos
Darrick Matthews
Bobby Mattice
Jared Maus
Peggy Maxell
Joseph May
Benjamin Mayer
Anthony Maze
Christopher McAlvain
Harold McArthur
Jim McCall Jr.
Michael McCann
Michelle McCarthy
Michael McClanahan
Josh McClary
Josh McCollom
Randy McCollum
Crystal McCormick
Elizabeth McCormick
James McCormick Jr.
Jay McCormick Jr.
Wayne McCormick
Jeffrey McCoy
Larry McCoy
Fadoua McCray
Joshua McCray
Robert McCue
John McCullough
Michael McDaniel
Miles McDaniel
Robert McDaniel
Dustin McDaugale
Debby McElreath
Joseph McElyea
Jon McEntire
Juan McFadden
Charles McFarland
Julie McGill
JP McGinley
Billy McKamie
Jake McKeever
Mark McKelvey
Christopher McKown
Stuart McLain
Jim McLaughlin
Randy McLaughlin Jr.
Jonathan McLendon
John McLeod
Don McMahon
Terry McMinn
Tyrel McNatt
Nathan McRae
Joe McShane
Josh McWhirter
Kacee Meadows
Robert Mecom
David Medcalf
Michael Medcalf
Salvador Medina
Jessica Meek
Joe Melton
Guadalupe Mendez
Renea Merchant
James Merrell
Brian Messer
David Messer
Jennifer Messer
Renee Metcalf
Megan Meyer
Danny Meyers
Jonice Meziere
Bert Middleton IV
Lance Midgley
Tiffany Mikel
Jody Mikles
Karen Miler
Lynn Miler
Anna Milledge
Drew M. Miller
John Miller
Julie Miller
Marc Miller
Maurey Miller
Rodney Miller
Tracy Miller
James Mills Jr.
Brad Minick
Jerame Mink
Gregg Miranda
Mike Miranda
Dexter Mitchell
Malcolm Moody
Christopher Moon
Kenneth Mooney
Adam Moore
Andrew Moore
David Moore
Jenni Moore
Ron Moore
Scotty Moore
Carl Mootz
Billy Moran
Coby Moran
Roger Moreau
Dwight Morey
Michael Morey
Danney Morgan
Grant Morgan
Heather Morgan
Virginia Morgan
John Morozuk
Amber Morris
Chad Morris
Jared Morris
Marc Morris
Melinda Morris
Steve Morris
Roxanna Morrow
Jean Mort
Don Mosher
Steve Mossor
Richard Mullican
Daniel Muncy
Ron Munyon
Matt Murphy II
Angie Murray
Carl Murray
Chris Murray
Jason Murray
Laura Murray
Ryan Murray
Lee Mustard
Danny Myers
Patrick Myers
Chris Nartey
Alvaro Natividad
David Nelson
Roger Nelson
Cathy Nester
Mike Neves
Melvin Newman
Bob Newport
Cary Newton
Sean Nguyen
Joshua Nichols
Thomas W. Nicholson
Todd Nickels
Jason Nielsen
Timothy Noland
Derec Norman
Tommy Norman
Scott Norris
Alvonne Nuall
Kristin Nugent
Jennifer Nunn
Denny Nurkiewicz Jr.
Chima Nzewunwah
Steven Oakes
Chad O'Brien
James Ocholik
Jessica O'Daniel
Andrew Odell
James Olson
Mike Olson
Clint Oltmann
Brian Oney
Winfred Orr
David Ortega
Michael Ortego
David Orth
ISMAEL Ortiz
Vicki Otey
Craig Overcash
Aaron Overturf
Jeff Owens
Michael Painter
Victor Palacios
Patrick Parish
Grant Parker
Matthew Parker
Shaphan Parker
Robert Parrie
Benjie Parsons
Jeffrey Parsons
Jonn Parsons
Mark Parsons

Matthew Parsons
Chip Patton III
Mark Patton
Carissa Patzkowsky
Ally Payne
James Peace
Danny Peach
Seth Pearrow
Tom Pearson
Ty Peck
John Peek Sr.
Brandon Peffer
Scott Pegg
Chris Pennel
Michael Penner
Nick Penner
Kellie Pennington
Nathan Peppers
April Perdue
Fernando Perez
Ramiro Perez
Hugo Perez Najera
Richard Perkins
Gene Perry
Kamberly Petete
Philip Pfister
Lisa Phelps
Curt Philips
James Phillips
Jerry Pike
Joseph Pilcher
Jonathan Piper
Brad Pipins
Clay Pitts
Brian Plum
Carl Poe Jr.
Neal Poindexter
Randy Pons
Dennis Pool
Trey Pool
Eddie Posey
J.P. Potter
Jody Potter
Fred Powell
Jerry Powell Jr.
Troy Powell
Kenneth Prangler Jr.
Janna Pratt
Judy Pratt
Mitra Pratt
Robert Preece
David Prenatt
Michele Presley
Elizabeth Price
Kristopher Price
Savannah Price
Amanda Priest
Jerry Pritchard Jr.
Amanda Proctor
Adrian Proudfoot
Clint Province
Kristin Prudhom
Gary Pruett
Barkley Pruitt
Elizabeth Prykryl
John Pugh III
Brett Purvine
Bill Queen
Lynn Quimby
Sylvia Quintana
James Rachal
Denisha Racimo
Adam Rackis
Jon Radka
Mark Raines
Mike Raley
Heather Ramsey
Robert Randolph
Brandy Ratcliff
Glenda Ratcliffe
Clint Ratke
Mike Ratzlaff
Anne Rawlins
Eric Ray
Ismael Real
Ken Reardon
William Reather Jr.
Mike L. Reddick Jr.
Robert Redhat
Brittany Redmond
Randell Reed
Jerriann Reeder
Robin Reese
Tucker Reeves
Nathan Remedies
Jaime Resendiz
Gregorio Reyes
Alyse Reynolds
Chris Reynolds
Joy Reynolds
Craig Rhodes
James Richards
Stan Richards
Drew Richardson
Zachary Richardson
Vernon Ricketts
Christopher Ricks
Brent Riggs
Randy Riley
Cristoval Rivas
Erica Rivas
Jesus Rivas
Joseph Rivers Jr.
Jerri Robbins
Katy Robbins
JESSE Roberts
Justin Roberts
Luke Roberts
Royce Roberts
Dean Robertson Jr.
Perry Robertson Jr.
Amber Robinson
Heath Robinson
Armando Rocha
David Rodgers
Amanda Rodriguez
Art Rodriguez
Juan Rodriguez
Johnny Rodriquez
Melanie Roe
Michael Rogers
Richard Rogers
Tommy Rogers
Alan Rogstad
Grant Rohlmeier
Clint Roland
Carlos Romo
Jeffrey Ronck
Justin Roper
James Roshto
Achley Ross
Chris Ross
Dan Ross III
Josh Ross
Michael W. Ross
Michelle Ross
Nathan Ross
Amber Rosser
Yury Rouba
Greg Rowland
Jimmie Rowland
Doug Rubick
Matt Rucker
Raul Ruiz
Clarence Russell II
Ronnie Russell
Autumn Ruth
Tim Rutherford
Brian Ryel
Steve Salter II
Toni Sanchez
Matthew N. Sanders
Ryan Sanders
William Sanders
Kevin Sanderson
Ramon Sandoval
Josh Sanford
Chad Satterfield
Scott Sayre
Juanita Scaggs
Bryce Scalf
Cody Schaedig
Robert Scheetz
John Schieber
Chris Schmitz
John Schneider
Charles Scholz Jr.
Klint Schroeder
Jeff Scoggins
Jon Scolamiero
Amanda Scott
David Scott
Gina Scott
Jon Scott
Justin Scott
Mason Scott
Nathanial Scott II
Leslie Scruggs
Hilary Seagraves
Steven Sears
Nick Sentell
Keith Senti
Rodger Settle
Marqkita Sexton
Robert Sexton
David Seyler
Howard Shamblin
Charles Shannon
John F. Sharp
Richard Sharp
Sharon Sharp
Christina Shaw
Jim Shaw
THOMAS Shearer
Brian Shelton
Jerry Shelton
Kerri Shelton
Paul Shelton
Matt Sheppard
Jerry Shifflett
David Shinn Jr.
Taylor Shinn
David Shirley Jr.
Josh Shirley
Amber Shockley
Adam Sholes
Rachel Shortt
Larone Siemsen
Corey Simmons
Cynthia Simms
Chris Simons
Chris Singleton
Clay Skoch
James Slaten
David Slater Jr.
Fred Slaughter
Paul Slavens
Larry Smallwood
Pat Smelley
Amy Smith
Bonnie Smith
Bradley Smith
Brooke Smith
Bryan Smith
Clovis Smith
Darrell Smith
Ginger Smith
Jill Smith
Joe Smith
Jonathan L. Smith
Kirk Smith
Michael W. Smith
Monte W. Smith
Shairell Smith
Shane Smith
Sharla Smith
Tommy Smith
Boyce Smithson
Anna Snedeker
Randy Snow
Armando Solis
Jason Solley
Jane Southard
Douglas Sparks
Joe Spearman
Darrell Spencer
Gene Spicer Jr.
Victor Spikes
Paul Spoon
Christopher Spratt
Chris Sprute
Colby Staats
Gary Stacy
Linsey Stafford
Joshua Standifer
Carl Standley
Johnny Stanford
Travis Stankorb
Todd Starkey
Charles Steaveson
Greg Steele
Michael Steinhour
Berk Stephens
Darrell Stephens
James Stephens
Rodney Stephenson
Carly Stevens
Sara Stevens
Stephen Stevens
Scott Stevenson
Brian Stewart
Rebecca Stewart
Ryan Stewart
Steve Still
Jason Stinson
Ken Stinson
Joe Stockton
Natalie Stockton
William Stokes
Michael Storey
Mark Strack
Jason Strawser
Kevin Strawser
Ordare Stribling
Jessica Stricklin
Ryan Stricklin
Sarah Struck
Terry Stuck
Katie Stuewe
Isaac Stump Jr
Damon Suderman
Heith Sulivant
Casey Sullivan
Teri Swarengin
Jonathan Swarthout
Mitchell Swartz Jr.
Michael Swonger
Paul Tackett
Kiel Talbert
Jason Tannehill
Ryan Tanner
Domingo Tavera
Christie Taylor
Jonathan Taylor
Kate Taylor
Kyle Taylor
Robert Taylor
Roberta Taylor
Theressa Taylor
Tom D. Taylor III
Tom W. Taylor
Anthony Thomas
Brandon Thomas
Chris Thomas
Danny Thomas
Dennis Thomas
LaDonna Thomas
Mark Thomas
Thaddius Thomas
Trista Thomas
Khristen Thomason
Cameron Thompson
Charlie Thompson
Harold Thompson
Ken Thompson
Matt B. Thompson
Raymond Thompson
Tim Thompson
Laura Tiffany
Brandon Tindle
Michael Tingle
Ronny Tinker
Adam Tinney
Matt Toews
David Tollan
Thomas Tollett
David Tollison
Matt Toppins
Katie Torres
Mary Anne Townson
Keith Tran
Van Tran
Guy Trent
Tyler Trent
Bruce Trepl II
Seth Tribbey
Lauren Trull
Adam Tucker
William Tuinstra
Jon Tuller
Nathan Turner
Ottie Turner Jr.
Lane Umsted
Chris Unwin
Rick Urash
Kristin Vafadar
Louis Valdes
Miguel Valero-Esparza
John Vankirk Jr.
Hugo Vargas
Shawn Vasseur
Gerardo Venegas
Merrilee Veres
Ronald Vesely
Kristen Vickrey
Nathan Viggers
Benjamin Villarreal
Tara Voth
Alexa Wade
Ashley Wakely
Betsy Walker
Josh Walker
Kristen Walker
Johnny Wall
Brandon Wallace
Laura Wallace
Catalina Wallo
Larry Walls Jr.
Monica Walls
Adam Walsh
Chelsey Walstad
Lori Walters
Michael Walters
Kyle Waltisperger
Danny Ward
Robert Warren III
Nick Watkins
Matthew L. Watson
Jason Waybourn
Kelly Weaver
Jeremy Weeks
Linda Weeks
Logan Wehling
Cody Weir
Jody Weir
Alison Weis
Brock Welch
Melissa Wells
Gary Wencl
Brandi Wessel
Yukino West
Laura Whaley
Buck Wheat
David C. Wheeler
Orman Wheeler
Rebekah Wheeler
Lauren Whitaker
Gary White
Gregory White
Jennifer White
Lain White
Mike White
Randall White
Robert White
Roger White
Todd White
Jim Whitefield Jr.
Rick Whitehair
Wendy Whitfill-Embry
Joni Whitney
Kiley Wiewel
Allen Wiley
Wayne Wiley
Jeffrey Wilkes
Ed Wilkins
Colton Wilkinson
Allison Williams
Amy Williams
Christopher Williams
David C. Williams
Derek Williams
Jason Williams
Jerry Williams
Joe A. Williams
Joe H. Williams
Joe L. Williams
Sherwin Williams
Shelli Williamson
David Willis II
Paul Willis
Bruce Willmott
Craig Wilson
Jennifer Wilson
Jim Wilson
Lacie Wilson
Matt Wilson
Robert D. Wilson
Sabreena Wilson
Chasta Wimmer
Kyle Winkler
Laura Winkler
John Winter
Rory Winter
Lane Witt
Helen Woitchek
Dallas Wood
Dan Wood
David Wood
Rick Wood
Tara Wood
Eric Woodard
Cameron Woods
Tyler Woods
Sean Woolverton
Tammy Worrell
Darren Wraspir
Jerod Wright
Lacey Wright
Larry Wright
Magan Wright
Shalen Wyatt
Mark Wyckoff
Mike Yarbrough
Shaun Yates
Nathan Yeats
David Yelle
Preston Young
Jesse Yule
Ervin Zacharias
Jacob Zacharias
Travis Zamora
Jenny Zhang
Lester Zitkus
Kathryn Zynda

2008 (2,480)

James Aaron
Ricky Aaron
Jerad Abbott
Larry Abel
Richard Abel
Kacy Abney
Jose Adame
Juan Adame
Darla Adams
David L. Adams
Jeremiah Adams
Mark Adams
Matthew Adams
John Adcock
Matt Aderhold
Doug Adkins
Douglas Adkins
Adam Aguirre
Jeffery Ainsworth
Jeffrey Akers
Dennis Alder
Julie Alder
Christa Alderman
Greg Alexander
Karen Alexander
Christopher Allen
Clifford Allen
John Allen
Sondra Allen
Justin Allert
Beth Allgood
David Allien
Kevin Allison
Nathaniel Allison
Joel Alpers
Reno Alton
Jerame Aly
Manuel Amaya
Rojelio Amaya
Derek Amyx
Ricky Anders
Heather M. Anderson
Josie Anderson
Matt D. Anderson
Matt S. Anderson
Milton Anderson Jr.
Shannon Anderson
Steven Anderson
Mara Andrews
Shari Annuschat
Brian Archer
Lucy Arebalo
Richard Armand
Dann Armour
Laura Arney
Dawn Arnhart
Chris Arnold
Jason Arnold
Matt Arnold
Tim Arnold
Billy Arnolds Jr.
Jackie Arnold-Shafer
Bryan Arrant
Amber Arterberry
Lauren Ary
Amin Asaba
Jason Ashley
Lou Ashley
Johnny Ashton
Gregory Atwood
Erin Austin
Jesus Avila Torres
Lynn Azbill
Richard Baden
Alberto Baeza
Jesse Bailey
Joshua Bailey
Patrick Bailey
Tommy Bailey
Jimmy Bailey II
T.J. Baird Jr.
Amos Baker
Blake Baker
Charles A. Baker Jr.
Dashawn Baker
Derrick Baker
Donnie Baker
Harold Baker
Krista Baker
Larry Baker
Ronald Baker
Dennis Balentine
Allison Bales
Jarrell Ball
Mark Ball
Kristin Ballard
Levi Ballard
Melissa Bane
Greg Banks
Gary Baracato
Ron Baranski Jr.
Garry Barbee
Richard Barber
Haley Barfield
Joshua Barker
Ashley Barlow
Adam Barnes
Ryan Barnes
Sarah Barnes
Dan Barnett
Josh Barraza
Hugoberto Barrera
Kenny Barriteau
Joshua Barron
Jeff Barry
Jenni Bartel
Steve Barwick
T.D. Baskin
Chris Basler
Susannah Batchelor
Ston Battisto
Brooke Battle
Michael Bauldwin
Gil Bayer
Luke Baze
Timothy Beach
Jason Beagle

David Bean
Rinda Beard
Matthew Beason
Ben Beaver
Zac Beavers
Carla Beaves
Kate Beavin
Trey Beckner III
Robert Beckwith
John Bedgood
Jordan Bedwell
Timothy Beedy
Amber Bell
Ryan Bellew
Alifonso Beltran
Edmund Beltran
Troy Bending
Cynthia Benford
Leticia Benitez
Bob Bennett
Brandon Bennett
Dustin Bennett
Johnny Bennett
Cody Benson
Brett Bentley
Jerry Bentley
Merideth Bentley
Jim Benton
Kevin Bernis
Steve Berry
Dave Bert
Michael Bess
Todd Bevins
Ronald Bias
Tony Biasatti
Eugene Bickel
Bob Bickham
Joseph Billings
Timothy Billings
Steven Birchfield
Donnie Bishop
Tim Bishop
Galyn Black
Jeremy B. Black
Jeremy T. Black
Taylor Blackburn
Bradford Blackcrow
Shyla Blackketter Dwyer
Joshua Blackwell
William Blackwell II
Brian Blaine
James Blankenship
Kevin Blankenship
Timmy Blankenship
Damon Blasingame
Kenny Blaylock
Brandon M. Blevins
Shane Blevins
Chris Blockcolski
David Blythe
James Boas
Emily Boecking
Dustin Boeckman
Kenton Boevers
Emiko Bogard
Michael Boiles
Casey Boland
Misty Bolanos
Kelly Bond
Michael Bone
Mitchell Boone
Ernesto Bordayo Jr.
Dan Borum
John Bostwick
Bruce Boudman
Christopher Boulet
Ginny Bourke
Steve Bourke
Cooper Bourne
Leonard Bowen
Veronica Bowie
Johnny Bowman
Ken Bowman
Brandon Boyd
Donald Boyd
Tony Boyd
Amanda Boyle
Joel Boyle
Richard Bradford

Chris Brady
Matt Brady
James Brakefield
Jason Bramlette
Lee Brandon
Jason Branham
Michael Brannum
Rodger Bratton
Brett Brayton
Neal Breazeale
Aimee Breeze
Robert Brevelle
Heath Brewer
Grady Briley
Katie Brinlee
Rock Briscoe
Sammy Briscoe
Bull Brister
Bryan Britt
Pam Brocato
Stacey Brodak
Candace Brooks
Johnny Brooks
Timothy Brooks
Tom Brooks
Dallion Broomfield
Brenda Brotherton
Hugh Brower
Blaire Brown
Brandon Brown
Derrick Brown
Donald Brown III
Donita Brown
Ethan Brown
Hunter Brown
Janet Brown
Laura Brown
Steven Brown
Heather Browning
Justin Browning
Joe Bruggeman
Alan Brumfield
Jerry Brumfield
Elaine Brummett
Daniel Brunsman
Zachery Bruster
Cody Bruton
Steve Bruton
Benjamin Bryan
Jeremy Bryan
Erie Bryant
Frankie Buckner
David Buffington
Elizabeth Bugay
Charli Bullard
Russel Bumgardner II
Lonnie Bunch
Alva Bundy
Rose Bunkley
Grant Bural
Amy Burch
Catherine Burdg
Emily Burgess
Eddie Burk
Kristen Burke
Laura Burke
Dianna Burks
Amber Burlison
Jason Burnett
Tyler Burris
Josh Burroughs
DaShawn Burse
Kelley Busby
Phillip Bush
Ryan Bushman
Ruben Bustamante Jr.
Adam Butkus
Christle Butler
Ricky Butler
Joseph Button
Michael Button
Timothy Button
William Buzan
Steven Byers Sr.
Alan Byrnes
Francis Caffey
Jim Cagle
Lacy Cagle
Timothy Cagle

Sharon Cahill
James Cain
Wesley Cain
Brent Calame
Jamie Caldwell
Jesse Caldwell
Brandon Calhoun
Chad Callender
Andrea Calvanese
Joe Camacho Jr.
Miguel Camacho
Rafael Cambron
Kody Cammack
Grover Campbell
James Cantrell
Brian Carberry
Alexander Cardenas
Billie Carender
Tina Cargal
Casey Carlisle
Mike Carlson
Kenneth Carlton
Jeffrey Carpenter
Sandy Carpenter
Harold Carr
William Carrell
Andre Carrethers
Jose A. Carrizales
Jose M. Carrizales
Jason Carroll
Tommy Carroll
Trent Carroll
Dallas Carson
Edward Carson
Kathy Carson
Tami Carson
Bobby Carter
Cam Carter
Eric Carter
Kevin Carter
Rainey Carter
Shawn Carter
William Carter
LaQuitta Carter-Pearson
Terry Casbeer
Toby Casey
Keith Caslin
Stephanie Casso
Marty Casteel
Baige Casto
Jamie Casto
Matt Casto
Bobby Caswell
David Cates
Jarrod Causey
David Cerezo
Vinicio Cerezo
Alex Cha
Alejandro Chacon
Lupe Chacon
Elliot Chambers
Sherry Chambless
Tory Chambliss
Aaron Champion
Jay Chancey Jr.
Alicia Chandler
Joe Chandler
Jerri Chapin-Terrazas
Brian Chapman
Caleb Chapman
Justin Chapman
Reaford Charlson
Alfred Chavez
Mayra Chavez
Raven Chavez
Bradley Chervenka
Courtney Childress
Lisa Christmas-Pretlow
Jamie Chronister
Robert Cisneros
Britnee Clapp
Andrew Clark
Cassie Clark
Cory Clark
James M. Clark
Kevin Clark
Marshall Clark
Reino Clark
Thadeus Clark

Thomas Clark
William C. Clark
Steven Clarke
Shelia Clayton
James Clem
Allen Clift
Kelsey Clinesmith
Michael T. Clinton
Terry Clinton
Diane Cloud
Kenny Clymer
Wesley Coats
Eric Cobb
Amanda Cody-Eversole
Wesley Cofer
John Cogar
Rick Cogar
Brandon Colbert
Adam A. Cole
Mike Cole
Timothy Cole
Chris Coleman
Donna Coleman
Lisa Coleman
Sierra Coleman
Matt Collingsworth
Tyler Collins
Melinda Colquitt
Keith Colwell
Antonio Compean
Daniel Conard
Richard Conley
Bennie Connolly
Leslie Connor
Jason Conway
Robert Conway Jr.
Toney Conway Jr.
Christopher Cook
Dianna Cook
Landon Cook
Nate Cook
Sean Cook
Sherri Cook
Jim Cooper
Larry D. Cooper
Patrick Cooper
Will Cooper
James Cope
Steffany Copeland
Blake Corder
Ryan Cordes
Paul Cornelius IV
Josh Cornell
Jessica Cornett
Daryl Correll
Benjamin Corso
Terry Cortez
James Costin
Jeffery Cotherman
Cole Coulter
Randy Counts
Mario Coutino-Silva
Kevin Cowart
Zach Cowden
Aaron Cox
Billy Cox
Caitlyn Cox
Christopher W. Cox
John Cox
Micah Cox
Orrin Cox
Brian Craig
Jimmie Craig
Kurt Craig
Anthony Craiker
Kristin Crane
Casey Crawford
Jerry Crawford Jr.
Kasi Crawford
Paul Crawford
Thomas Creecy
Rosalinda Crespo
Dale Crites
Thomas Crites
Nicky Crocker
David Crooks
John B. Crooks
Kathleen Crooks
Christi Crotsley

Jennifer Crouch
Nick Crouch
Corinne Croucher
David Crouser
Christopher Crowson
Daniel Cruz
Eusebio Cruz
Marcus Cruz
Rudy Cruz
Dodie Cullen
Kim Cummings
Emily Cunningham
Jane Cunningham
Kent Curran
Bryan Curry
Rodney Curtis
Raymond Dabney
Bruce Dake
Cody D'Alessandro
Justin Dallas
Colleen Dame
Kiran Darapureddy
April Darnell
Joseph Daugherty
Raymond Daugherty
Jane Davenport
Tyler David
Chet Davies
Gilberto Davila III
Andrew Davis
Brandon Davis
Bruce Davis
Cayla Davis
Charles Davis III
Dan Davis
David L. Davis
Francis Davis
Greg Davis
Joseph Davis
Joshua Davis
Mark Davis
Seth Davis
Danny Davisson II
Franklin Daws
Kevin Dawson
Jason Day
Jill Day
Dorothy Daywood
Tim Deal
Ashley Dean
Brian Dean
Justin Dean
Robert Dean
Phillip Deaton
Belinda Debter
Roger Deel
Sam DeFoor
Tim Dehan II
Rafael Del Angel
Hilario Del Valle
Nick Dell'Osso Jr.
Pam DeLong
Drew DeLozier
Jennifer Demel
Kenneth DeMoney
Billy Dempsey
Toney Dempsey
Maria Dent
Bethany Dester
Jaci Deterding
Benjamin Deville
Dewey K. Deville
Kolby DeVille
Michael Dew
Curt Dewbre
David DeWitt
Donald Diamond
Mario Diaz
Melissa Dickey
Michael Dickinson
Robert Dickson
Wade Dietzman
Chad Diffey
Tiffany Diggins
Kevin Digney
Scottie Dill
R.B. Dillard Jr.
Jonathan Dingess
Karl Dirham

Bryan Disher
Tom Divine
Mohammed Diwan
Shane Dixon
Allen Doan
Joshua Doane
Dwayne Dockens
Ken Dodson
Rusty Dodson
Colton Dollarhide
Jimmy Doolittle Jr.
James Dorsey
Zach Dorsey
Jerry Dotson Jr.
Rod Dotson
Billy Dougherty
Josette Doughty
Eric Douglas
Jack Douglas
Jerrod Dovell
Jeffrey Dover
James Dowdell
Bobby Downs
Michael Downs
Brett Dreyer
Reginald Drummer
Oscar Duarte
PeeWee Duarte
Danny Dudley
Matthew Dudley
Gwen Duffy
Michelle Dugan
Amy Duke
Dana Duke
Richard Dunagan
Tammy Duncan
Vallie Dunklin
Jason Dunlap
Chris Dunn
Jean Ann Dunn
Lesley Dunnagan
Tadd Dunnahoe
Ericka Durham
Gene Durr
David Duszynski
Robert Duttko
Chris Dybvig
Alicia Dye
Benjamin Dyne
Samual Dyne
Ron Dysart
Erick Eads
Timothy Earle
Richard Easom
Arthur Eason
Jonathan Easter
Monte Eastman
Sean Easton
Hope Eaton
Bryan Eddington
Travis Edds
Jacob Edster
Chris Edwards
James Edwards II
James M. Edwards
Kyle Edwards
Paul Edwards
Perry Edwards
Tracey Edwards
Will Edwards
Tyler Eilers
Janna Ellenburg
Brad Ellett
Shane Elli
Jake Elliott
Stephen Elliott
Troy Elliott
Erin Ellis
Shawn Ellis
Bo Embrey
Scott Emerick
Myron Emmons Jr.
Michael England
Matthew Enkoff
Timothy Ennis
Emil Enoff Jr.
Tonya Enriquez
Kitty Ensminger
Clinton Erwin



Linda Hoang
Executive Assistant
Oklahoma City, Oklahoma

"It means a lot to me to work for a company that has a high commitment to the community. I'm able to spend an hour each week mentoring a kindergarten student on company time. You don't see that everywhere."

Dave Escue
Williams Espino
Tracy Espinosa-Checotah
Christian Estep
Jeremy Estep
Michael Estep
Bobby Eubanks
Crystal Evans
Eric Evans
James Evans
Jay Evans
Justin Evans
Mike Evans
Terry Evans
Alisha Fagala
Travis Farmer
Fred Farndon
Matt Farrar
Donovan Farrow
Emma Farthing
Jonathan Faughtenberry
Mark Faulkner
Gary Favor
Erin Fay
Sammy Feagin
Brent Feazell
Valentin Federico-Mendoza
Rob Fell
Lester Feltner
Carl Fenderson
Tyler Ferguson
Edgar Fernandez
Gabe Ferrell
Zachary Ferrell
Paul Fesler
Reginald Fielding
Keri Fieno
Matt Finney
Dana Fisher
Neil Fisher
Amy Fitzgerald
Brandi Fitzgerald
Chad Fitzgerald
Derek Flesner
Joel Flores
Kevin Flores
Pete Flores
Tammy Flores
Lora Florez
Richard Flournoy
Alicia Floyd
David Floyd

Christopher Forcucci
Leonard Foreman
Patrick Foreman
Rod Foreman
Debbie Forester
David Foshee
Jonathan Fouse
Cassidy Fouts
Bill Fowler
Brandon Fox
Joe Fox
Phil Fox
Charles Franke
Mike Franklin
Quincy Franklin Jr.
Belinda Franko
Gordon Frayne Jr.
Gregory Frazier
Allen Frederick
Joseph Free
Tyler French
Armando Frias
Norris Friend
Philip Friesen
Paula Friess
Steve Frost
Gilberto Fuentes-Perez
Stephen Fults
Joe Gabriel
Ryan Gadberry
Kelvin Gage
William Gage



Dennis Alder
Midstream EH&S Field Coordinator
Fort Worth, Texas

"I'm proud to work for a company that takes safety so seriously, making sure that our employees have the tools and information they need to perform their jobs up to Chesapeake's superior safety standards."

Shannon Gagnon
Blaine Galbreath
Eloy Galindo Jr.
Kasha Galla
Cole Gallaway
Nicole Ganaway
Daniel Ganey
Kevin Gant
Francisco Gaona
Eliseo Garcia
Leonel Garcia
Dan Gardner
Tim Garey
Matt Garlington
Jennifer Garner
Ryan Garner
Jamie Garnes
Junior Garnes
Rick Garnett III
Johnny Garrard Jr.
Bryant Garrett
Donny Garrett
Kevin Garrett
Asael Garza
Herman Garza
Austin Gaspard
Sarah Gately
Cody Gates
Yelena Gatewood
Eshetu Gebretsadik
Katie Genovese
Bradley Gentzler
Mel George
Mike Gialousis
Mike Gibson
Jeffery Gilder
Mike Gile
Chad Gill
David Gilley
Tom Gilmore
Trasey Gipson
Tyler Gizzi
Blake Gladhill
Brent Glasgow
Jeff Glenn
Larry Glime
Brian Glover
Chad Glover
Robert Gober Jr.
Joseph Godfrey
Robert Goff Jr.
Tami Goike
Sandy Goins
Travis Goins
Steven Golbek
Wayne Goldman
Ryan Goltz
Gary Gomer
Justin Gomes
Gilberto Gomez
Jose Gomez
Juan Gomez
Nate Gomez
Eleuterio Gomez-Martinez
Rachel Gonser
Hector M. Gonzalez
Pete Gonzalez
James Goodall
Christopher Goodin
Travis Goodreau II
Cindy Goodwin
Daniel Goodwin
Kat Goodwin
Carol Gordon
Paige Gordon
Tony Gore
Gary Gould
Patrick Gower
Tommy Grace
Corey Graham
Julie Graham
Lindsey Graham
Neil Granberry
Robert Grant Jr.
Chris Gray
Christina Gray
Shane Gray
Michael Gredler
Billy Green Jr.
David Green
Debbi Green
Jerod Green
Kenny Green Jr.
Mark Green
Mattie Green
Steven Green
Teddy Green Jr.
Chris Greene
Angela Greenhowe
Trace Greer
Edgar Gregory
Kevin Gregory
Larry Gregory II
Michael Gregory
Sarah Griffis
Owen Grimes
Kenneth Grimsley
Dakota Gring
Larry Grissom
Mike Grooms
Kenneth Grothe
Tyler Groves
Ramana Gudapati
Antonio Guerra
Eduardo Guerra
Miguel Guillen
John Guillory
Greg Guinn
Jacob Guinn
Brian Gunsaulis
Brandon Gunter
Johnathan Guth
Joshua Guth
Manuel Gutierrez
Charley Gwin
DJ Hackney
James Hackney
Justin Hadley
Richard Haertlein
Curtis Hagen
Tim Haladay
Michelle Hale
Rick Hale
Rusty Hale
Julie Haley
Brad Hall II
Damon Hall
David Hall
James Hall
Jeff Hall
Lindsey Hall
Randall Hall
Richard Hall
Ron Hall
Dale Hallet
Travis Halterman
Tyler Ham
Joe Hamby
Clifford Hamilton
Lauren Hamm
Zach Hammett
Natalie Hammond
William Hammonds Jr.
Jimmie Hammontree Jr.
Melvin Hampton
Nick Hancock
Debra Haney
Heather Hanmer
Lee Hanna Jr.
Kent Hansen
Mike Hanson
Mark Harding
Nicholas Hardwick
Clarence Hardy
Cleophus Hardy
Dale Hardy
Darl Hardy
James Hardy II
Brett Hargrove
Jimmie Hargrove
Loretta Harkins
Christopher Harman
Jordan Harmor
Jennifer Harms
Roger Harper
Casey Harrell
Ben Harris
Jeannie Harris
Karen Harris
Lee Harris
Mark A. Harris
Mark L. Harris
Douglas Harrison
Timothy Harrison
Drew Harrold
Chris Harsh
Kenneth Harsh
Curtis Hartley
Rowdy Hartley
Steven C. Harvey
Jeremy Harvill
Danny Harville
Eric Haskins
Rex Hass
Floyd Hathaway Jr.
Kevin Hathaway
Chalis Hatton
Nathan Hatton
Chuck Haught
Ashley Hausman
Ron Hawkins
Ronald Hawkins
Zach Hawkins
Bryan Hawks
James Hay
James Hayes
Wesley Hayes
Ray Hayford
Kevin Haygood
Terry Haynes
Donnie Hays
Terry Head
Terry Heard
Jonathan Hearitige
Timothy Hearnsberger
Kevin Heflin
Lesa Heilhecker
Tony Hellar
Norman Helmick
Jeffrey Helwick
John Hemmings
Benjamin Henderson
Danyelle Henderson
Jeff Henderson
Lucas Henderson
Megan Hendricks
Cory Hendrickson
Eric Hendrix
Johnie Henessee
Jimmy Henington
Todd Hennigan
Curtis Henry
Hayden D. Henry
Hayden F. Henry
Keith Henry
Patrick Heringer
Alex Hernandez
Andres Hernandez
Leslie Hernandez
Norman Herrera
Shawn Herring
Joan Hess
Steven Hey
Thea Hibbard Jr.
Tiffany Hickey
Charles Hicks
Clint Hicks
Freddy Hicks Jr.
Mike Hicks
Nicolai Hicks
Nigel Hicks
Raquel Hicks
Ryan Hicks
Clarence Higginbotham
Johnnie Higginbotham
Adam Hill
Amy Hill
Jennifer Hill
Lisa Hill
Megan Hill
Zach Hill
Justen Hinkle
Stu Hirsch
Glenn Hively
Robert Hixon
Terry Hobock
Sally Hoch
Burton Hodge
Marci Hodge
Edward Hodges
Joannie Hodges
Kevin Hoelscher
Danielle Hoeltzel
Ejli Hofeldt
Stephen Hoff
Craig Hoffman
Ira Hoffman
Casey Hogan
Russell Hogue
Austin Holland
Jim Holland
Gary Holley
Molly Holley
Jeffrey Holliday
Kevin Holmes
Crystal Holsinger
John Holt
Megan Honeycutt
Christopher Hood
William Hood Jr.
Aaron Hooker
Wesley Hooper
Kim Hoover
Deidre Hopkins
Johnny Horn
Steven Horn
Daniel Hornburg
Cliff Hornsby
Ashley Horton
Ben Horton
Chad Horton
Janna Hoskins
Christopher Houston
Daniel Houston
Trevor Houston
Joseph Howard
Veda Howell
Jared Howerton
Clay Hubbard
Kenneth E. Hubbard
Mark Huckaby
Levon Hudman
Kay Hudnall
Lyle Hudnall
John Hudson
Chris Huey
Brian Huff
John Huff
Bryan Huffaker
Bruce Hufferd II
Daniel Hughes
Derrek Hughes
Kennith Hughes
Walter Hughes
Daniel Humphries
Kasey Hundt
Nick Hunley
Jason Hunt
Holly Hunter
Michael Hunter
Chelsie Hupp
Quinn Hurdle
Jared Hurst
Patrick Hurst
Robert Hurt
Chad Hutches
Colby Hutson
Jessica Hutson
Matt Hyde
Brian Hyden
Jesse Hylton
Jose Ibarra
Braxton Imke
Brian Ingalls
Marcus Ingram
Neil Ingram
Steven Ireland
Elvin Irwin Jr.
Liesl Irwin
Ryan Irwin
Misty Isaacs
Austin Ivey
Koby Ivey
Paul Ivey
David Ivy
Gaynell Izard
Adam Jackson
Darrell Jackson
Dwight Jackson
Jack Jackson
Michael Jackson
Randall Jackson
Isaac Jacobson
Travis Jacobson
Skip Jacot
Clifford James
Kyle James
Scott James
Renner Jantz
Timothy Janzen
Carly Jaro
Holly Jarolim
Scott Jeffrey
Brent Jenkins
Chance Jenkins
Linda Jenkins
Matthew Jenkins
Joseph Jennings
Gregory Johns
Billy W. Johnson
Cheryl Johnson
Dawn Johnson
Jake Johnson
Jeremy Johnson
Jeremy S. Johnson
Joseph Johnson
Lindsey Johnson
Manny Johnson
Michael Johnson
Rickey Johnson
Wesley Johnson
Michael A. Johnston
Michael Johnston II
Alan Jones
Carrie Jones
Christopher Jones
Cindy M. Jones
Cody Jones
Dan Jones
Denton Jones
Dustin Jones
Grant Jones
Jennifer Jones
Jody Jones
Johnny Jones
RJ Jones
Sid Jones
Stacey Jones
Tadra Jones
Theresa Jones
Tim Jones
Joshua Jordan
Steve Jordan
Sarie Joubert
Filix Juarez
Kevin Judd
Logan Judd
Michael Justice
Jeanne Kaminski
Sylvie Kao
Matt Karl
John Kastelic
Lauren Kastner
Richard Kastner
Russell Katigan
Dan Keffeler
Christopher Keith
William Keith
Angi Kelley
Kim Kelley
Steven Kelley
Pam Kelly
Glenda Kelton
Josh Kemp
James Kennedy
Walter Kennedy
Clint Kenner
Christian Kenney
Shane Kennon
Jennifer Kent
Sonia Kepler
Bruce Kessler
Chuck Ketterman
Branden Killingsworth
Kristopher Killman
Isaac Kimbrough
Eric Kinder
Aaron King Jr.
Justin King
Leah King
Rachelle King
Terry King
Jade Kingcade
Kyle Kinney
James Kirby
Bryan Kirk
Bruce Kirkland
Timothy Kirl
Don Kirschener
Steve Klassen
Stephen Klein
Jake Klingenberg
Gordon Klundt
Bobby Knapp
Shayne Knapp
Blake Knight
Eric Knight
James Knight
Tamara Knight
Tripp Knight
Douglas Knighten
Brooke Knutson
Henry Konan
Glennette Koon
Justin Koonce
Ryan Koontz
Randy Kopisch Jr.
Chuck Kordis Jr.
Steven Kosciuk
Sue Koskela
Arnold Kovacik
Scott Kueck
Sanjay Kumar
Rick Kuper
Dustin Kurtz
Kade Kusik
Nick Kyger
Chad LaCross
Ryan LaCross
Jeff Lagaly
Melissa Lambert
William Lambert
Jack Landry
Nelson Lane
Shawn Lane
Michael Langford
Sam Langley
Nicole Lanphear
Lawrence LaPlante
David Lara II
Andy Large
Bobby Laster
Ryan Laster
Chris Laughlin
Christopher Law
LaToya Lawrence
Matthew Lawrence
Michael Lawrence
Daniel Lawson Sr.
Jeffery Lawson
Kenneth Lawson Jr.
Noel Leal
Dustin Leavins
Nick Leber
Blake LeBlanc
Andrew Lee
Jesse Lee
Joshua Lee
Kent Lee
King Lee
Cassi Leeper
Homer Leger Sr.
Tiesa Leggett
Chad LeGrande
Frederick Lembach III
Gregory Lemley
Pamela Lemley
John Lemons
Robert Lemons
John Lennon
Carmen Lentz
Tiffany Leschber
Jacob Lester
Donald Leverich
Christopher Lewis
Jerry Lewis II
Kent Lewis
Micah Lewis
Nathan Lewis
Steve Lewis
Cody Light
Wes Liles
Clay Lindley
Kelli Lindsey
Brian Linger
Randy Lingerfelt
John Lingle
Joshua Linley
Sandy Lister
Travis Little
Rick Little Axe
Monty Lively
Mark Locklear
Angela Loest
Phil Logsdon



Devon Logue
Bryan Lohoff
Joshua Long
Richard Long Jr.
Blake Looney
Kristi Looper
Andy Lopez
Francisco Lopez
Luis Lopez
Paul Lopez
Robert Lopez
Susan Lorenzen
William Lovell III
Jessie Lovett Jr.
David Lowe
Eric Lowring
Cody Lucas
Mikel Lucas
Hector Lujan-Jurado
Robert Lumley
Cecil Luttrull
Evan Lutz
Jake Luzader
Donald Lynch
Terra MacAloney
Grant Macdonald
Glen Mackie
Greg Macksood
Michael Madar
Rafael Madrid
Richard Mahlock
Troy Mahurin
Michael Major
Rodrick Malmay
George Malone
Jacob Malone
Roxanne Maloy
Tim Mangham
Rico Manjarrez
Jonathan Manning
Mike Mannschreck
Joe Manshack
Matt Mantell
Tyler Manwell
Alberto Manzano
Michael Mapp
Britt Marchbanks
Ronald Marchbanks
Crystal Marcum
Paul Mares Jr.
Autumn Marker
Charles Marsh
Dennis Marsh
Gary Marsh
Evan Marshall
Chas Martin
Clifford Martin
Clint Martin
Dan Martin Jr.
Jimmie Martin
Mary Martin
Michael A. Martin
Michael Martin
Stacy Martin
Timothy Martin
Tommy Martin
Fabio Martinez
Joe J. Martinez
Leo Martinez
Luis Martinez
Rodolfo Martinez
Tony Martinez
Corina Martinez-Malone
John Massey II
Pam Massey
Jenn Masters
Lauren Masters
Ernesto Mata
Ricardo Mata
Mike Mathis
Timothy Mathis
Bryan Matthews
Matt Matthews
William Matthews Jr.
Brian Matula
Brett Maughan
Angel Maxwell
David May

Johnny May
Dennis Mayo
Melissa Mays
Joseph Mcalister
Garret McBrain
Allison McBride
James McBride
Ray McCallister
Gary McCartney
Dakota McCarty
Randy McCarty
Roy McCasland
Branden McClain
David McClenny
Alan McClure
Scott McCollum
Leigh McCormack
Kevin McCotter
Dennis McCoy
Don McCoy
Lance McCoy
Tommy McCoy
Jamie McCracken
Jeffrey McCroskey
Rick McCurdy
Brandy McDaniel
Justin McDaniel
Alvin McDonald
Matt McDonald
Shannon McDonald
Danny McDowell
Tony McEntyre
Julie McFarland
Becky McGee
Jamie McGee
Roderick McGee
Lonell McGhan
Kiley McGlothlin
Keri McGuire
Levi McHenry
Gary McIntosh
Jason McIntosh
Charles McIntyre
Taylor McIntyre
Marshall McKee
Randy McKee
Thomas McKee
Leslie McKeever
Russell McKibben
Brandon McKinley
Willie McKinley
Alicia McLaughlin
Cody McLaughlin
Kippy McLelland
Michele McLemore
Aron McPike
Edward McQuaide
Cami McQuerry
Chad Meadows
Andrew Meadville
John Mease
Kayla Medina
Angel Medrano
James Meek
Ronnie Meeks
Derrick Megli
Ryan Mehan
Cody Meier
Araceli Mejia
Danny Melendrez Jr.
Andy Melton
Keith Melton
Marcia Melton
Zeke Melton
John Melville III
Taron Mendez
Jesus Mendoza
Kevin Mendoza
Wesley Menear
Jackie Mercer
Tatiana Mercer
Carter Messer
Stanley Messer
Kenneth Metheny
Alan Metz
Josh Mey
Adam Meyer
Troy Meyers
Gordan Michaelis

Kevin Mick
Michael Mikulenka Jr.
Donald Milford
Alex Miller
Drew Miller
Emily Miller
Jeanna Miller
Josh Miller
Lorie Miller
Rickey Miller
Steve A. Miller
Travis Miller
Adam Milligan
Dan Mills
Scott Mills
Nichole Minnick
Tabb Minor
Kathy Mires
D'Antae Mitchell
Jackie Mitchell
Joshua Mitchell
Juliet Mitchell
Matt Mittlestat
Jeremy Mixon
T-Roy Mize
Brennan Moates
Jeffrey Mohs
Gilbert Moncivais
John Mondal
James Monday
Mark Mongold
David Montes
John Montgomery
Myron Montoya Jr.
Christie Moody
Amanda Moore
Heather Moore
Jeremy Moore
Josh Moore
Keith Moore
Lance Moore Jr.
Leland Moore II
Michael L. Moore
Rex Moore
Roy Moore
Timothy Moore
Walter C. Moore
Matthew Moran
Mandy Moreno
Renita Moreno
Brandon Morgan
Charles Morgan
Eufaula Morgan
Shanon Morris
Steve Morrison
Carl Morse
Daniel Morton
Hillary Moseley
Terri Mosher
Tyson Moulder
Michael Mowrer
Kevin Moxley
Pat Mullen
Lester Mullins
Clint Mullis
Adam Muncy
Ricky Muncy
Bond Munson
Elise Murlin
Bridget Murphy
Robert Murphy
Chasidy Murray
Jerome Murray
Kevin Murray
Steve Murray
Meredith Mustain
Katrina Myers
Heather Myres
Kelly Myrick
Shane Nafe
Gavin Nailon
Trebor Nall
Bobby Nance III
Crystal Nance
Carlos Navas
James Neely
Shavena Nelson
Kyle Neuenschwander
Brent Newborg

Mike Newkirk
Casey Newman
Dana Newman
Donnie Newman
Joshua Newport
Cheyenne Newsome
Steven Newton Jr.
Chi Nguyen
Long Nguyen
Derek Nicholas
Benjamin Nichols
Derek Nichols
Rome Nichols
Susan Nichols
Brandon Nicholson
Jason Nicholson
Thomas Nicholson II
Diane Nickel
Mark Nipper
Gary Nix
Henry Nixon
Monta Noe
Chad Noland
Christopher Noonan
Joseph Norman
Chase Norris
Tony Norris
Robert Northway
Ed Nuckols
John Nuckols
Aimee Null
Josh Nunley
Thomas Nunley
Ann Nunn
Fred Nunn
Roland Oaks
Jason Oblander
Jesse O'Brien
Robert O'Brien III
Jessica Ockershauser
Dave Odom
Ray Ofosu
Dane O'Glee
Lauren Ogrinz
Kyle O'Kelley
Leah O'Kelley
Donald Oldaker
Manuel Olivas
Jill Olney
Brett Olson
Nate Olson
Chad O'Neal
Andy Opella
Guadalupe Orozco
Dillon Orr
Fausto Ortiz
Pedro Ortiz
Santiago Ortiz
James Osborn
Gregory Osbourne
Lindsey Oswalt
Jeremy Otahal
Patricia Otero
Ray Oujesky
Aimee Owen
Courtney Owens
Savanna Owens Sr.
Douglas Paben
Jon Pace
Ryan Pagel
Andrea Painter
Kim Painter
Brenda Palacios
Tyler Palesano
Emerson Palmer
James Palmer II
Matt Palmer
Jay Parham
Chase Paris
Lance Paris
Brad Parker
Drew Parker
James Parker
Joshua Parker
Larry Parker Jr.
Taylor Parker
Tommy Parker
Whaquine Parker
Jordan Parmer

Robley Parmer
Ercil Parsons
Jason Parsons
Stuart Parsons
Ranita Patel
Alex Patton
Travis Patty
Jason Payne
Henry Payton
Matt Payton
Matthew Peach
Jim Pearman
Josh Pearman
Darby Pearrow
Jarrod Pearrow
Joe Peck
Kip Peck
Tonia Peck
Eason Peeples
Christopher Pena
Christina Pendarvis
Eric Pendleton
Tim Pendleton
Aaron Penix
Keith Peppers
Angel Perez
Angela Perez
Charles Perez
Francisco Perez
Gabriel Perez
Juan Perez
Jesus Perez-Garcia
Richard Periman
Jerry Perkins
Keera Perkins
Jamie Perot
Melvin Perrin
Chelsea Perrodin
Charlie Perry Jr.
Daryle Perry
Farron Perry
Micah Perry
Nicole Peters
Gina Peterson
Marie Peterson
Jarred Pettijohn
Thao Phan
Alex Phares
Steven Phathong
Dan Phillips
Obie Phillips
Ricky Phillips
Vernon Phillips Jr.
Virgil Phillips
Charles Philyaw
Sam Pickett
Christopher Pilgreen
Kevin Pinkston
Crystal Pinnell
Lindsey Pitt
Cindy Pittman
Aaron Place
Norval Place Jr.
Jeff Plangman
William Plant
Joseph Plante
Arturo Plascencia
Charles Platt
Adam Pleasant
Ryan Plummer
Paul Plunkett
Adam Podschun
Wilbur Poindexter
Erryn Pollock
Everett Poole
Jordan Pope
Darren Porter
Kevin Postalwait
Maria Postman
Brian Potocki
Billy Potter Jr.
Stacy Potter
Ashleigh Pottmeyer
Andy Potts
Micheal Potts
Jackie Potvin
Randell Powell Jr.
Rowland Powell
Wiley Powell

Lisa Powers
Tiburcio Prado
Josh Prater
Roger Prater II
Devin Pratt
Paul Pratt
Bob Press
Frankie Preston
Keith Prewitt
Chloe Price
Nathan Price
Mike Priest
Eric Pritchard
Lisa Pritchard
Sade Proby
Aaron Procell
Christen Proctor
Barry Pruitt Jr.
Duane Puffer
Cody Puffinbarger
Nick Pugh
Nathan Pumphrey
Jody Purcell
Brian Putnam
Roger Putnam
Randy Pyle
T.J. Pyle
Amber Qerama
Matt Quade
Randall Radcliff
Vicki Radke
Joseph Ragsdale
TJ Ragsdale
Frank Rainbow
Ryan Rainer
William Rainey
Elliud Ramirez
Hector Ramirez
Pilo Ramirez
Jose Ramos
Juan Ramos
Nelson Ramos
David Ramsey
Derrek Ramsey
Dina Ramsey
Paul Ramsperger
Roy Randolph III
Jared Ranum
Jenn Rauber
Shawn Rawls
Glenn Ray
Leif Rayburn
Ali Raza
Amy Reames
Scott Reddick
Austin Reed
Jamie Reed
Jim Reed
Jerry Reeves
Kent Regens
Andy Rehm
Jason Reid
Andy Reinert
Mark Reinhardt
Carl Renfrow
Danny Reno
James Retherford
Jonathan Reyes
Juan Reyes
Brian Reynaud
Alisha Reynolds
Jackie Reynolds
Aniceto Reynoso
Matthew Rhodes
Wayne Rhodes
Chris Rial
Amanda Rice
Toni Rich
Don Richard
Mark Richards
Pat Richards
Richard Richards
Kyle Richardson
Heath Richmond
Roger Richmond II
Garrett Riddels
Dale Riddle
Shane Ridenour
Jill Ridley

William Rieg Jr.
Bob Rieser
Russell Riggs
Julie Rigsby
Chad Riley
Claude Riley Jr.
Matthew Riley
Josh Riter
Monica Rivera
Allen Roach
Bill Roach
Jeremy Roark
Adam Roberts
David Roberts
Derrick Roberts
Eric Roberts
Larry Roberts Jr.
Megan Roberts
Rhett Roberts
Ronnie Roberts II
Bill Robinson
Charles Robinson
Clarence Robinson
Dustin Robinson
Jonathan Robinson
Kaden Robinson
Matt Robinson
Meg Robinson
Rob Robinson
Robbie Robinson
Tim Robinson
Clayton Robison
Fernando Robles
Justin Roby
Bertha Rodarte
Paul Rodgers Jr.
Eric Rodriguez
Esdras Rodriguez
Eustaquio Rodriguez
Raul Rodriguez
Eddy Rodriquez
Roberto Rodriquez Jr.
James Rogers
Michael B. Rogers
Nathan Rogers
Timothy Rogers Sr.
Barry Rohrbough Jr.
Kiley Rollins
Erin Rolstad
John Roney
Rebecca Roper
Trey Roper III
Manuel Rosas
Patrick Rose
Teresa Rose
Jack Rosenberg
Dee Ross
Chris Rosson
Harvey Rotramel Jr.
Rusty Roush
Staci Rowell
Jason Rowland
Jenny Rowland
Mark Rowold
David Roy
Rebecca Roy
Jeremy Rubio
Randall Rubottom
Brad Ruhman
Guadalupe Ruiz
Mike Ruiz II
William Ruiz
Gus Rumpf Jr.
David Rupp
Mark Rushing
Ben Russ
Chase Russ
David Russell
James Russell
Jamey Russell
Jamie Russell
Randy Russell
Tommy Russell Jr.
Bryan Ryan
John Rychtarik
Daniel Ryerson
Brian Sadler
James Safley
Baldemar Salazar

Baldemar Salazar Jr.
Juan Salazar
Ricardo Salazar
Juan Saldana
James Salisbury
Johnny Salisbury
Timothy Salisbury
Federico Samora
McKenzie Sampson
Christy Samuels
Michele Samuels
Ema Sanchez
David Sanders
Steven Sanders
Woody Sandlin
Ryan Sandmeyer
Pedro Santana Jr.
Willy Santos III
Daniel Satterwhite
Cathy Saunders
Donnie Savage
Steve Savell
Jessica Savic
Wayne Savory
Brynn Scalf
Kevin Scarem
Susie Scasta
Jason Schafer
John Schafer
Deborah Schaffner
Lacey Scheffler
Travis Schenkers



Patricia Otero
Community Relations Specialist
Oklahoma City, Oklahoma

"In my department, I see first-hand what a great corporate citizen Chesapeake is. The company's contributions change lives and make our communities stronger. I'm proud to tell people I work for Chesapeake."

Heather Schevetto
Peter Schieffer
Michael Schmidt
Josh Schmitz
Boyd Schneider
Jake Schoeffler
David Scholl
Regan Schrader
Brandon Schreck
Rebekah Schultz
Clinton Schwarz
Roger Scites
Jay Scogin Jr.
Dustin Sconyers
Gerald Scott
John Scott Jr.
Mary Scott
Ryan Scott
Steve Scott
Clifford Scroggins
Gaylon Scroggins
Mike Scroggins
Justin Scroggs
Roby Scruggs
Rodney Seat
Erin Sedbrook
Brad Seelback
Gabe Seeley
Steven Segrest
Joshua Sellers
Johnny Sells
Terry Sells
Chellee Semon
Daniel Sepulvado
Hayet Serradji
Charlie Sewell Jr.
Susan Seymore
Mitcheal Shackelford
Brian Shadwick
Charles Shadwick
Bindu Shah
Seth Shahan
Jerry Shamblin
Todd Shamblin
Michael Shanbour
Aaron Shannon
Neil Shannon
Charles Sharp
Jacob Sharp
Kevin Shaw
Robert Shaw
Lisa Shelden
Jennifer Sheline
Cheri Shepard
Eb Shepherd
Jesse Sheppard
Keith Shields Jr.
Brock Shindler
Ashley Shirley
Thomas H. Shock
Thomas W. Shock
Chad Shoffner
Joseph Shofner
Lee Shofner
Jason Shook
Kristen Shores
Ashis Shrestha
J.R. Shull
Wayne Shumar
Amanda Siebert
Vince Sifuentes
Zeke Sikich
Cheryl Siler
Autumn Siler-Johnson
Jose Silva
Gary Simer
David Similly
Patrick Simmons
Steve Simmons
Eula Simms
J.J. Simonsen Jr.
Alan Simpson
Ethan Simpson
Rick Simpson Jr.
Mark Singleton
Brad Sinor
Steve Sistrunk
Jerimy Sites
Jon Sivertson
Terry Sizemore
Tyler Skelton
Eric Skouby
Justin Sloan
Ryan Slosson
Joel Smallwood
Drew Smart
Jacque Smart
Jake Smedley
Heather Smiley
Aaron Smith
Adam Smith
Amanda Smith
Beth Smith
Bill Smith
Cindy Smith
Dale Smith III
Davis S. Smith
Dawn Smith
Greg Smith
Gwyn Smith
Jeffery Smith
Jerry Smith
Jimmee Smith
Joseph Smith
Julie Smith
Justin T. Smith
Michael A. Smith
Milton Smith
Randy Smith
Russell Smith
Stephanie Smith
Steve Smith
Vincent Smith
Zac Smith
Jeffrey Snell
Terry Snell
David Snethen
John Snoddy
Jason Snyder
Clarky Socia
Matt Solomon II
Jaclyn Sommavilla
Gary Sons
Joshua Southerland
Pavlina Sovak
Brian Spaeth
Jeremy Spalvieri
Lindsay Sparks
Shawn Spencer
Louis Spitznogle Jr.
Jason Sprayberry
Jefferson Springer
Andrew Sprouse
Heather Spurlock
Gentry Squires
Roy St Clair
Francis Staat
Robin Stafford
Paul Stager
Michael Stair
David Stamper
Chris Stankewicz
Tim Stansel
Laura Steen
Nathan Steffee
Bumper Stegall
Gay Stephens
Jamie Stephens
Joshua Stephens
Laura Stephens
Cody Stephenson
Glenn Stetson
Cody Stevens
Joseph Stevens Jr.
Patrick Stevens
Richard Stevens Jr.
Chad Stevenson
Ericke Stevenson
Brandon Stewart
Chad Stewart
Darren Stewart
Haleigh Stewart
James Stewart
Roger Stewart
Mike Stice
Autumn Still
Corey Still
Corey Stockert
Harvey Stockman
Debby Stokes
Michael Stoll
Janeen Stonebraker
Brian Stoops
Bob Stowe
Aaron Stratton
Allie Street IV
Sam Stroder
Monica Stroman
Holli Strong
Robert Stroud
Nick Strunk
Daniel Stryker Jr.
Jason Stryker
Edwin Stubbert
Daniel Stumbo
Jose Suarez
Doug Sublette
Jordan Sudhoff
Brandy Sullens
Stephanie Sullivan
Christopher Summerfield
Jody Summers
Jason Sutton
Janitta Swain
John Swanson
Danielle Swigart
Paul Tabarez
Jason Tackett
Rocky Taliaferro
Jason Talkington
Caleb Tallent
Noe Tamez
Joshua Tanner
Julie Tarp
Justin Tarver
Aaron Tasier
Brian Tate
Kevin Tate
Tate Tatem
Casey Taylor
Christy Taylor
Monty Taylor
Simone Taylor
Sue Taylor
Terry Taylor
Tim A. Taylor
Josh Tedder
Jason Tell
Shawn Tenney
Daniel Terrell
Bridget Thedorff
Matt Theriot
Cody Thiessen
Abbie Thomas
Brad Thomas
Denver Thomas
Britton Thomason
Joseph Thomason
Adam Thompson
Diane Thompson
Frank Thompson
Jon Thompson
Matt R. Thompson
Mitcheal Thompson
Sean Thompson
Sharon Thompson
William Thompson
Stephanie Thorn
Ashley Thornton
Scott Thornton
Preston Thurman
Todd Tigert
Isidro Tijerina
W. E. Tinkler
Wesly Tippit
Alex Tipton
Cody Tipton
Tanner Tipton
Jim Todd
Brant Tokarcik
Kyle Toler
Richard Tollison
Suzette Tomlin
Greg Tompkins Sr.
Niki Torres
Sergio Torres
Frankie Tovar III
Joshua Trammell
Steve Trammell
Shannon Treece
Rick Treeman
Sarah Tribout
Nick Tricinella
William Trimble
Joseph Triplett
Chuck Tripp
Amanda Trood
Steve Trotter
Wesley Troub
Daniel Truman
Mike Trussell
Joshua Tune
Chance Turner
Joshua Turner
Michelle Turner
Trenton Turner
Roy Turney
Kevin Twyman
Mark Tyler
Perry Ulicnik
Berto Ulloa
Kathleen Underwood
Tanner Upchurch
Jose Urbina
Justin Urena
Ken Utton
Bobby Vallery
Heidi van Beljon
Steve Van Strien
Jeffrey Vanata
Donnette Vandersypen
Jennifer VanDeventer
Deloris VanLandingham
Curtis Vannoy
Tanner Vanzee
Martin Vargas
James Varner
Crystal Vasquez
Hector Vasquez
Jeff Vasquez
Silver Vasquez III
Darren Vaughn
James Vaughn
Matt Vaughn
Nick Vaughn
Randy Vaughn
Rusty Vaughn
Jose Velasquez
Maria Velez
Miguel Vences
Jose Vergara
Bobbie Vickery
Eric Villa
Javier Villa
Juan Villarreal
Donna Villers
Kris Vinson
Link Vodron
Jayme Vogt
Terri Vogt
Jennifer Voisin
Terry Von Allman
Ike Vorheis
Haley Voyles
Todd Waddle
Justin Wade
Donald Waggoner III
Fred Wagner Jr.
Steven Wagner
Wayne Wagner
Willie Walden
Ken Waldroop
Chase Waldrop
Chris Walker
Danny Walker
Elise Walker
Erin Walker
Matthew Walker
Tiffany Walker
Tyler Walker
Ava Wallace
Brandi Wallis
Brian Wallis
Colton Walter
Elmon Walters
Jimmie Walters Jr.
Michael Wanzer
James Ward
Kevin Ward
Paul Ward
Tara Ward
Rich Ware
Kent Warfield
Robert Wargo
Doug Warminski
Dennis Warner
Becca Warnick
BJ Warren
Brian Warren
Christian Warren
John Warren
Ray Warren
Shwand Washington
Britni Watson
Cody Watson
John Watson
Mike Watson
Gary Watts
John Watts
Kelli Waxman
Brooke Way
Guy Weatherman
Jeff Weaver
Michael Webb
Nathan Weber
Ryan Weber
Cutter Weiand
Cody Weiss
George Weissman
Bill Welch
Brandon Welch
Brent Welch
Kip Welch
Melanie Welch
Brenna Wells
Derek Wells
Geff Welsh
Tommy Wesson
Drew West
Kris West
Nathan West
Scott West
Colt Westbrook
Kim Wharton
Buck Wheaton
Dustin Wheeler
Jeric Wheeler
Todd Whisennand
Shawn Whitaker
Cedric White
Cory White
Dennis White
Joe White
Jonathan White
Lisa White
Suzy White
Todd C. White
Danny Whitehead
Darien Whitehurst
Gary Whitley
Kody Whitley
Wallace Whitmore
Kyra Whitt
Darrell Whittemore
Bobby Whittington II
Sam Whitworth
Rachael Wickery
LeeAnn Widner
David Wiist Jr.
Brian Wiley
Terrence Wilhoit
Cole Wilkerson
William Wilkinson II
Bobby Williams Jr.
Brent M. Williams
Brian Williams
Cody Williams
David L. Williams
Frankie Williams Jr.
Joe E. Williams
Michael Williams
Mike Williams
Rick Williams
Sheila Williams
Whitney Williams
Forest Willis IV
Adam Wilson
B.C. Wilson
Darrel Wilson
Don Wilson
Erica Wilson
Jerry W. Wilson
Jonathan Wilson
Kayla Wilson
Kendal Wilson
Kevin Wilson
Lance Wilson
Sugar Ray Wilson
Terry M. Wilson
Terry T. Wilson
Todd Wilson
Jared Windham
Travis Winemiller
Clayton Winkler
Bernard Winn
Gary Winn
Keith Winsauer
Rhett Winter
Ken Wise Jr.
Jordan Wisniewski
Crystal Witcher
Nikki Witcher
David Witte
Kenneth Woechan
Ari Wolever
Ken Wolf
Ray Wolf
Glen Wolford
Chris Wood
Luke Wood
Wyndell Wood
Kim Woodall
Travis Woodard
Richard Woodbeck
Mike Woodfin
Kevin Woods
Kyle Woods
Monty Woods
David Wools
Becky Wooten
Billy Wooten
Jamie Word
Jeremiah Workman
Daniel Wortham
Lindsey Wortham
Emily Worthen
Darren K. Wraspir
Brandon Wright
Dan Wright
Josh Wright
Kandice Wright
Mike Wright
Ryan Wright
Tom Wright
Chad Wyatt
Carolynn Wylder
Ryan Yarborough
Roger Yates Jr.
Jennifer Yeahquo
Richard Yocabet
Tonya York
Andrew Yost
Kevin Yost
Scot P. Young
Terri Young
Tammi Yount
Juston Yule
Juan Zapata Jr.
James Zeagler Jr.
Robert Zeiler
Debra Zimmerman
Linda Zimmerman
Shawna Zink
Melvin Zinke
Gerry Ziriaxe
Rigoberto Zubia

Corporate Information

Corporate Headquarters
6100 North Western Avenue
Oklahoma City, OK 73118
(405) 848-8000

Internet Address
Company financial information, public disclosures and other information are available through Chesapeake's web site at www.chk.com.

Common Stock
Chesapeake Energy Corporation's common stock is listed on the New York Stock Exchange (NYSE) under the symbol CHK. As of March 31, 2009, there were approximately 420,000 beneficial owners of our common stock.

Common Stock Dividends
During 2008, the company declared a cash dividend of $0.0675 per share on March 14 and $0.075 per share on June 10, September 22 and December 15 for a total dividend declared of $0.2925 per share.

Independent Public Accountants
PricewaterhouseCoopers LLP
6120 South Yale, Suite 1850
Tulsa, OK 74136
(918) 524-1200

Stock Transfer Agent and Registrar
Communication concerning the transfer of shares, lost certificates, duplicate mailings or change of address notifications should be directed to our transfer agent:
Computershare Trust Company, N.A.
250 Royall Street
Canton, MA 02021
(800) 884-4225

Trustee for the Company's Senior Notes
The Bank of New York Mellon Trust Company, N.A.
101 Barclay Street, 8th Floor
New York, NY 10286

SEC and NYSE Certifications
The company's 2008 Annual Report on Form 10-K, included herein and filed by the company with the Securities and Exchange Commission (SEC), includes as exhibits the certifications of our chief executive officer and chief financial officer required by Section 302 of the Sarbanes-Oxley Act of 2002. The company has also filed with the NYSE the 2008 annual certification of its chief executive officer confirming that the company has complied with the NYSE corporate governance listing standards.

Forward-looking Statements
This report includes "forward-looking statements" that give our current expectations or forecasts of future events. They include estimates of natural gas and oil reserves, expected natural gas and oil production and future expenses, assumptions regarding future natural gas and oil prices, planned asset sales, and budgeted capital expenditures for drilling and leasehold and other property acquisitions, as well as statements concerning anticipated cash flow and liquidity, business strategy and other plans and objectives for future operations. Disclosures concerning the fair values of derivative contracts and their estimated contribution to our future results of operations are based upon market information as of a specific date. These market prices are subject to significant volatility.

Although we believe the expectations and forecasts reflected in these and other forward-looking statements are reasonable, we can give no assurance they will prove to have been correct. They can be affected by inaccurate assumptions or by known or unknown risks and uncertainties.

Factors that could cause actual results to differ materially from expected results are described under "Risk Factors" in Item 1A of our 2008 Annual Report on Form 10-K included in this report. We caution you not to place undue reliance on forward-looking statements, and we undertake no obligation to update this information. We urge you to carefully review and consider the disclosures made in this report and our other filings with the SEC regarding the risks and factors that may affect our business.

The SEC has generally permitted natural gas and oil companies, in filings made with the SEC, to disclose only proved reserves that a company has demonstrated by actual production or conclusive formation tests to be economically and legally producible under existing economic and operating conditions. We use the term "unproved" to describe volumes of reserves potentially recoverable through additional drilling or recovery techniques that the SEC's guidelines may prohibit us from including in filings with the SEC. These estimates are by their nature more speculative than estimates of proved reserves and accordingly are subject to substantially greater risk of being actually realized by the company. While we believe our calculations of unproved drillsites and estimation of unproved reserves have been appropriately risked and are reasonable, such calculations and estimates have not been reviewed by third-party engineers or appraisers.

2009	High	Low	Last
First Quarter	$20.13	$13.27	$17.06

2008	High	Low	Last
Fourth Quarter	$35.46	$9.84	$16.17
Third Quarter	74.00	31.15	35.86
Second Quarter	68.10	45.25	65.96
First Quarter	49.87	34.42	46.15

2007	High	Low	Last
Fourth Quarter	$41.19	$34.90	$39.20
Third Quarter	37.55	31.38	35.26
Second Quarter	37.75	30.88	34.60
First Quarter	31.83	27.27	30.88

2006	High	Low	Last
Fourth Quarter	$34.27	$27.90	$29.05
Third Quarter	33.76	28.06	28.98
Second Quarter	33.79	26.81	30.25
First Quarter	35.57	27.75	31.41




CHK
LISTED
NYSE


Mixed Sources
Product group from well-managed forests, controlled sources and recycled wood or fiber
www.fsc.org Cert no. SCS-COC-00648
© 1996 Forest Stewardship Council
FSC


Chesapeake
ENERGY

Chesapeake Energy Corporation • 6100 North Western Avenue • Oklahoma City, OK 73118 • www.chk.com

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-K

☒ Annual Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
For the Fiscal Year Ended December 31, 2008

☐ Transition Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Commission File No. 1-13726

Chesapeake Energy Corporation

(Exact Name of Registrant as Specified in Its Charter)

Oklahoma	**73-1395733**
(State or other jurisdiction of incorporation or organization)	**(I.R.S. Employer Identification No.)**
6100 North Western Avenue **Oklahoma City, Oklahoma**	**73118**
(Address of principal executive offices)	**(Zip Code)**

(405) 848-8000
Registrant's telephone number, including area code

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Common Stock, par value $.01	New York Stock Exchange
7.5% Senior Notes due 2013	New York Stock Exchange
7.625% Senior Notes due 2013	New York Stock Exchange
7.0% Senior Notes due 2014	New York Stock Exchange
7.5% Senior Notes due 2014	New York Stock Exchange
6.375% Senior Notes due 2015	New York Stock Exchange
9.5% Senior Notes due 2015	New York Stock Exchange
6.625% Senior Notes due 2016	New York Stock Exchange
6.875% Senior Notes due 2016	New York Stock Exchange
6.5% Senior Notes due 2017	New York Stock Exchange
6.25% Senior Notes due 2018	New York Stock Exchange
7.25% Senior Notes due 2018	New York Stock Exchange
6.875% Senior Notes due 2020	New York Stock Exchange
2.75% Contingent Convertible Senior Notes due 2035	New York Stock Exchange
2.5% Contingent Convertible Senior Notes due 2037	New York Stock Exchange
2.25% Contingent Convertible Senior Notes due 2038	New York Stock Exchange
4.5% Cumulative Convertible Preferred Stock	New York Stock Exchange
6.25% Mandatory Convertible Preferred Stock	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act:

None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. YES ☒ NO ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act. YES ☐ NO ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. YES ☒ NO ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large Accelerated Filer ☒ Accelerated Filer ☐ Non-accelerated Filer ☐ Smaller Reporting Company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). YES ☐ NO ☒

The aggregate market value of our common stock held by non-affiliates on June 30, 2008 was approximately $29.5 billion. At February 26, 2009, there were 624,477,656 shares of our $0.01 par value common stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the proxy statement for the 2009 Annual Meeting of Shareholders are incorporated by reference in Part III.

CHESAPEAKE ENERGY CORPORATION AND SUBSIDIARIES

2008 ANNUAL REPORT ON FORM 10-K

TABLE OF CONTENTS

PART I

PART II

PART III

PART IV

PART I

ITEM 1. *Business*

General

We are the largest independent producer of natural gas in the United States. We own interests in approximately 41,200 producing natural gas and oil wells that are currently producing approximately 2.3 billion cubic feet equivalent (bcfe) per day, 92% of which is natural gas. Our strategy is focused on discovering, developing and acquiring conventional and unconventional natural gas reserves onshore in the U.S., primarily in the "Big 4" natural gas shale plays: the Barnett Shale in the Forth Worth Basin of north-central Texas, the Haynesville Shale in the Ark-La-Tex area of northwestern Louisiana and East Texas, the Fayetteville Shale in the Arkoma Basin of central Arkansas and the Marcellus Shale in the northern Appalachian Basin of West Virginia, Pennsylvania and New York. We also have substantial operations in various other plays, both conventional and unconventional, in the Mid-Continent, Appalachian Basin, Permian Basin, Delaware Basin, South Texas, Texas Gulf Coast and Ark-La-Tex regions of the U.S.

We have been developing expertise in horizontal drilling technology since shortly after our inception in 1989 and have focused almost exclusively on developing natural gas properties in the U.S. since 2000. We were one of the first companies to recognize the potential of unconventional natural gas properties, especially shales, in the U.S. during the early part of this decade. During the past five years, we have grown from the eighth largest natural gas producer in the U.S. to the largest independent natural gas producer, in large part as a result of our success in finding and developing unconventional natural gas assets.

As of December 31, 2008, we had 12.051 trillion cubic feet equivalent, or tcfe, of proved reserves, of which 94% were natural gas and all of which were onshore in the U.S. During 2008, we produced an average of 2.303 bcfe per day, an 18% increase over the 1.957 bcfe per day produced in 2007. We replaced our 843 bcfe of production with an internally estimated 2.015 tcfe of new proved reserves for a reserve replacement rate of 239%. Reserve replacement through the drillbit was 2.545 tcfe, or 302% of production including 1.248 tcfe of positive performance revisions and 298 bcfe of negative revisions resulting from natural gas and oil price decreases between December 31, 2007 and December 31, 2008. Reserve replacement through the acquisition of proved reserves was 172 bcfe. During 2008, we divested 702 bcfe of estimated proved reserves. In total, our proved reserves grew by 11% during 2008, from 10.9 tcfe to 12.1 tcfe. Of our 12.1 tcfe of proved reserves, 67% were proved developed reserves.

During 2008, Chesapeake continued the industry's most active drilling program and drilled 1,819 gross (1,491 net) operated wells and participated in another 1,857 gross (242 net) wells operated by other companies. The company's drilling success rate was 99% for company-operated wells and 98% for non-operated wells. Also during 2008, we invested $5.043 billion in operated wells (using an average of 145 operated rigs) and $754 million in non-operated wells (using an average of 110 non-operated rigs) for total drilling, completing and equipping costs of $5.797 billion.

During the second half of 2008, we entered into joint venture arrangements that monetized a portion of our investment in three of the Big 4 Shale plays and provide drilling cost carries for our retained interest. In the Haynesville Shale, we entered into a joint venture with Plains Exploration & Production Company in July 2008 in which we sold Plains a 20% interest in our Haynesville properties and received an upfront cash payment of $1.65 billion and drilling cost carries of up to $1.65 billion. In the Fayetteville Shale, we entered into a joint venture with BP America Production Company in September 2008 in which we sold BP a 25% interest in our Fayetteville properties and received an upfront cash payment of $1.1 billion and drilling cost carries of $800 million. Most recently, we entered into a joint venture with StatoilHydro ASA in November 2008 in which we sold a 32.5% interest in our Marcellus properties and received an upfront cash payment of $1.25 billion and drilling cost carries of $2.125 billion. Collectively in these three joint ventures, we received upfront cash payments of $4.0 billion and future drilling cost carries of up to $4.6 billion for total consideration of up to $8.6 billion against a cost basis of approximately $1.2 billion in the property interests we sold. Moreover, Chesapeake retained an 80% interest in the Haynesville Shale properties, a 75% interest in the Fayetteville Shale properties and a 67.5% interest in the Marcellus Shale properties.

Our principal executive offices are located at 6100 North Western Avenue, Oklahoma City, Oklahoma 73118 and our main telephone number at that location is (405) 848-8000. We make available free of charge on our website at *www.chk.com* our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports as soon as reasonably practicable after we electronically file such material with, or furnish it to, the Securities and Exchange Commission. References to "us", "we" and "our" in this report refer to Chesapeake Energy Corporation together with its subsidiaries.

Business Strategy

Since our inception in 1989, Chesapeake's goal has been to create value for investors by building one of the largest onshore natural gas resource bases in the United States. For the past eleven years, our strategy to accomplish this goal has been to focus on developing unconventional plays onshore in the U.S., where we believe we can generate the most attractive risk adjusted returns. In building our industry-leading natural gas resource base during the period from 1998 to 2008, we integrated an aggressive and technologically-advanced drilling program with an active property consolidation program focused on small to medium-sized corporate and property acquisitions. During the past two years, we have shifted our strategy from drilling inventory capture to drilling inventory conversion. In doing so, we have de-emphasized acquisitions of proved properties while further emphasizing our industry-leading drilling program and converting our substantial backlog of drilling opportunities into proved developed producing reserves through the drillbit. Key elements of this business strategy are further explained below.

Grow through the Drillbit. We believe that our most distinctive characteristic is our commitment and ability to grow production and reserves organically through the drillbit. We are currently utilizing 112 operated drilling rigs and 75 non-operated drilling rigs to conduct the most active drilling program in the U.S. We are active in most of the unconventional plays in the U.S., where we drill more horizontal wells than any other company in the industry. For several years, we have been actively investing in leasehold, 3-D seismic information and human capital to take full advantage of our capacity to grow through the drillbit. We are one of the few large-cap independent natural gas and oil companies that have been able to consistently increase production, which we have successfully achieved for the past 19 consecutive years. We believe the key elements of the success and scale of our drilling programs have been our recognition earlier than most of our competitors that (i) natural gas and oil prices, while remaining cyclical and volatile, were likely to move structurally higher for an extended period, (ii) new horizontal drilling and completion techniques would enable development of previously uneconomic natural gas reservoirs and (iii) various shale formations could be recognized and developed as potentially prolific natural gas reservoirs rather than just as source rocks for conventional natural gas reservoirs. In response to our early recognition of these trends, we have proactively hired thousands of new employees and have built the nation's largest onshore leasehold and 3-D seismic inventories. These stand as the building blocks of our successful large-scale drilling program and the foundation of value creation for our company.

Control Substantial Land and Drilling Location Inventories. After we identified the trends discussed above, we initiated a plan to build and maintain the largest inventory of onshore drilling opportunities in the U.S. Anticipating an increase in natural gas and oil prices and recognizing that better horizontal drilling and completion technologies when applied to various new shale plays would likely create a unique opportunity to capture decades worth of drilling opportunities, we embarked on a very aggressive lease acquisition program which we have referred to as the "land grab". We believed that the winner of the "land grab" would enjoy a distinctive competitive advantage for decades to come as other companies would be locked out of the best new shale plays in the U.S. We believe that we have executed our "land grab" strategy with particular distinction. We now own approximately 15 million net acres of leasehold in the U.S. and have identified more than 36,000 drilling opportunities on this leasehold. We believe this deep backlog of drilling, more than ten years worth at current drilling levels, provides unusual confidence and transparency into our future growth capabilities.

Develop Proprietary Technological Advantages. In addition to our industry-leading leasehold position, we have developed a number of proprietary technological advantages. First, we have acquired what we believe is the nation's largest inventory of three-dimensional (3-D) seismic information. Possessing this 3-D seismic data enables us to image reservoirs of natural gas that might otherwise remain undiscovered and to drill our horizontal wells more accurately inside the targeted shale formation and avoid various underground geohazards such as faults and karsts. In addition, we have developed an industry-leading information-gathering program that gives us insight into new plays and competitor activity. As a result of our initiatives, we now produce approximately 4% of the nation's natural gas, drill 13% of its wells and participate in almost an equal number of wells drilled by others. By gathering this information on a real-time basis, then quickly assimilating and analyzing the information, we are able to react quickly to opportunities that are created through our drilling program and those of our competitors. Furthermore, we have established a unique state-of-the-art Reservoir Technology Center (RTC) in Oklahoma City. The RTC enables us to more quickly, accurately and confidentially analyze core data from shale wells on a proprietary basis and then identify new plays and leasing opportunities ahead of our competition to improve existing plays. It also allows us to design fracture stimulation procedures that might work most productively in the shale formations that we aggressively drill. We believe the RTC provides a very substantial competitive advantage in developing new shale plays and improving existing shale plays.

Build Regional Scale. We believe one of the keys to success in the natural gas exploration industry is to build significant operating scale in a limited number of operating areas that share many similar geological and operational characteristics. Achieving such scale provides many benefits, including superior geoscientific and engineering information, higher per unit revenues, lower per unit operating costs, greater rates of drilling success, higher returns from more easily integrated acquisitions and higher returns on drilling investments. By focusing most of our future activities in the Big 4 shale plays, we will continue to achieve even greater regional scale in north Texas for the Barnett, northwestern Louisiana and East Texas for the Haynesville, central Arkansas for the Fayetteville and northeastern and southwestern Pennsylvania and northern West Virginia for the Marcellus.

Focus on Low Costs. By proactively hedging the prices we receive for a majority of our natural gas and oil production and by minimizing lease operating costs and general and administrative expenses through focused activities and increased scale, we have been able to deliver attractive profit margins and financial returns through all phases of the commodity price cycle. We believe our low cost structure is the result of management's effective cost-control programs, a high-quality asset base, extensive and competitive services and natural gas processing and transportation infrastructures that exist in our key operating areas. In addition, to control costs and service provider quality, we have made significant investments in our drilling rig and trucking service operations and in our midstream gathering and compression operations. As of December 31, 2008, we operated approximately 23,800 of our 41,200 wells, which delivered approximately 86% of our daily production volume. This large percentage of operated properties provides us with a high degree of operating flexibility and cost control.

Mitigate Natural Gas and Oil Price Risk. We have used and intend to continue using hedging programs to mitigate the risks inherent in developing and producing natural gas and oil reserves, commodities that are frequently characterized by significant price volatility. We believe this price volatility is likely to continue in the years ahead and that we can use this volatility to our benefit by taking advantage of prices when they reach levels that management believes are either unsustainable for the long-term or provide unusually high rates of return on our invested capital. As of February 17, 2009, we have natural gas and oil swaps and collars in place covering 78% and 48% of our expected production in 2009 and 2010, at average prices of $7.71 per mcfe and $9.02 per mcfe, respectively, thereby providing price certainty for a substantial portion of our future cash flow.

Form Unique Joint Venture Arrangements. In the second half of 2008, the company entered into three joint venture arrangements covering three of the company's Big 4 shale plays. In the joint ventures, the company has collaborated with other leading energy companies to accelerate the development of the company's properties in the Haynesville Shale, the Fayetteville Shale and the Marcellus Shale. In total, we sold leasehold and producing property assets in which we had a cost basis of approximately $1.2 billion to these three joint venture partners for total cash consideration of $4.0 billion and up to $4.6 billion of future drilling cost carries while we retained a majority interest in each joint venture. The drilling cost carries of up to approximately $4.2 billion that remain unused as of December 31, 2008 will be extremely valuable in the years ahead by enabling the company to develop reserves in these joint venture shale plays at greatly reduced costs. We are also considering opportunities for other joint venture transactions to develop our properties.

Maintain an Entrepreneurial Culture. Chesapeake was formed in 1989 with an initial capitalization of $50,000 and fewer than ten employees. We completed our initial public offering of common stock in early 1993 and subsequent to those early corporate milestones, our management team has guided the company through various operational and industry challenges and extremes of natural gas and oil prices to create the largest independent producer of natural gas in the U.S. with approximately 7,600 employees currently. The company takes pride in its innovative and aggressive implementation of its business strategy and strives to be as entrepreneurial today as it has been in its past. We have maintained an unusually flat organizational structure as we have grown to help ensure that important information travels rapidly through the company and decisions are made and implemented quickly.

Improve our Balance Sheet. We have made significant progress in improving our balance sheet over the past ten years. From December 31, 1998 through December 31, 2008, we increased our stockholders' equity by $16.5 billion through a combination of earnings and common and preferred equity issuances. As of December 31, 2008, our debt as a percentage of total capitalization (total capitalization is the sum of debt less cash on hand and stockholders' equity) was 43%, compared to 131% as of December 31, 1998 and 47% as of December 31, 2007.

Outlook

We believe that demand for natural gas will increase in the U.S. and around the world because of its favorable environmental characteristics and relative abundance. This outlook is gathering more national attention when compared to oil, which is likely to return to being in increasingly short supply once the current worldwide recession is over, and to coal, which has many unfavorable environmental characteristics. Chesapeake's strategy for 2009 is to continue developing our natural gas assets, especially in our Big 4 Shale plays, in which we anticipate investing approximately 70% of our drilling capital in 2009, through exploratory and developmental drilling and by selectively acquiring strategic properties in the Mid-Continent and in our other operating areas. We project that our 2009 production will be between 875 bcfe and 885 bcfe, a 4% to 5% increase over 2008 production. We have budgeted $3.3 billion to $3.6 billion for drilling, acreage acquisition, seismic and related capitalized internal costs, which is expected to be funded with operating cash flow based on our current assumptions, our 2009-2010 financial plan and borrowings under our revolving bank credit facility. Our budget is frequently adjusted based on changes in natural gas and oil prices, drilling results, drilling costs and other factors.

Operating Areas

Chesapeake focuses its natural gas exploration, development and acquisition efforts in the six operating areas described below.

Mid-Continent (including the Fayetteville Shale). Chesapeake's Mid-Continent proved reserves of 4.456 tcfe represented 37% of our total proved reserves as of December 31, 2008, and this area produced 413 bcfe, or 49%, of our 2008 production. During 2008, we invested approximately $2.3 billion to drill 2,096 (714 net) wells in the Mid-Continent. For 2009, we anticipate spending approximately $610 million, or 21% of our total budget for exploration and development activities, net of carries, in the Mid-Continent region. BP, our Fayetteville Shale joint venture partner, has committed to pay up to $800 million of our drilling, completing and equipping costs in the play. Of the total $800 million drilling cost carry, $256 million was applied in 2008, and we expect the remaining $544 million will be applied in 2009.

Barnett Shale. Chesapeake's Barnett Shale proved reserves represented 2.935 tcfe, or 24%, of our total proved reserves as of December 31, 2008. During 2008, the Barnett Shale assets produced 181 bcfe, or 22%, of our total production. During 2008, we invested approximately $1.9 billion to drill 776 (600 net) wells in the Barnett Shale. For 2009, we anticipate spending approximately $1.275 billion, or 44% of our total budget for exploration and development activities in the Barnett Shale.

Appalachian Basin (including the Marcellus Shale). Chesapeake's Appalachian Basin proved reserves represented 1.569 tcfe, or 13%, of our total proved reserves as of December 31, 2008. During 2008, the Appalachian assets produced 36 bcfe, or 4%, of our total production. During 2008, we invested approximately $379 million to drill 161 (137 net) wells in the Appalachian Basin. For 2009, we anticipate spending approximately $145 million, or 5% of our total budget for exploration and development activities, net of carries, in the Appalachian Basin. StatoilHydro, our Marcellus Shale joint venture partner, will pay 75% of our drilling, completing and equipping costs in the play over the next few years. Of the total $2.125 billion drilling cost carry, we expect approximately $250 million will be applied in 2009.

Ark-La-Tex (including the Haynesville Shale). Chesapeake's Ark-La-Tex proved reserves represented 1.231 tcfe, or 10%, of our total proved reserves as of December 31, 2008. During 2008, the Ark-La-Tex assets produced 62 bcfe, or 7%, of our total production. During 2008, we invested approximately $429 million to drill 413 (136 net) wells in the Ark-La-Tex region. For 2009, we anticipate spending approximately $580 million, or 20% of our total budget for exploration and development activities, net of carries, in the Ark-La-Tex area. Plains Exploration & Production Company, our Haynesville Shale joint venture partner, will pay 50% of our drilling, completing and equipping costs in the play over the next few years. Of the total $1.65 billion drilling cost carry, $72 million was applied in 2008, and we expect approximately $425 million will be applied in 2009.

On February 20, 2009, we amended our joint venture agreement with Plains to provide Plains a one-time option, exercisable between June 15, 2010 and June 30, 2010, to reduce its maximum drilling cost carry obligation by $800 million in exchange for assigning us, effective December 31, 2010, 50% of its interest in the Haynesville joint venture properties. Chesapeake believes Plains' cost basis in the properties that would be assigned to us upon exercise of the option could approximate $1.5 billion to $1.6 billion by December 31, 2010. If Plains exercises the option and has funded more than $850 million of its drilling cost carry as of December 31, 2010, we will be required to pay to Plains an amount equal to such excess. We will not be required to refund to Plains any of the $1.65 billion in cash consideration paid in July 2008 or any portion of the first $850 million in drilling cost carries to be paid by Plains.

South Texas and Texas Gulf Coast. Chesapeake's South Texas and Texas Gulf Coast proved reserves represented 943 bcfe, or 8%, of our total proved reserves as of December 31, 2008. During 2008, the South Texas and Texas Gulf Coast assets produced 71 bcfe, or 8%, of our total production. For 2008, we invested approximately $235 million to drill 65 (51 net) wells in the South Texas and Texas Gulf Coast regions. For 2009, we anticipate spending approximately $90 million, or 3% of our total budget for exploration and development activities in the South Texas and Texas Gulf Coast regions.

Permian and Delaware Basins. Chesapeake's Permian and Delaware Basin proved reserves represented 917 bcfe, or 8%, of our total proved reserves as of December 31, 2008. During 2008, the Permian assets produced 80 bcfe, or 10%, of our total production. During 2008, we invested approximately $841 million to drill 165 (95 net) wells in the Permian and Delaware Basins. For 2009, we anticipate spending approximately $200 million, or 7% of our total budget for exploration and development activities in the Permian and Delaware Basins.

Drilling Activity

The following table sets forth the wells we drilled during the periods indicated. In the table, "gross" refers to the total wells in which we had a working interest and "net" refers to gross wells multiplied by our working interest.

	2008				2007				2006			
	Gross	Percent	Net	Percent	Gross	Percent	Net	Percent	Gross	Percent	Net	Percent
Development:												
Productive	3,479	99%	1,650	99%	3,439	98%	1,792	99%	2,844	98%	1,364	99%
Non-productive	40	1	13	1	53	2	10	1	47	2	13	1
Total	3,519	100%	1,663	100%	3,492	100%	1,802	100%	2,891	100%	1,377	100%
Exploratory:												
Productive	142	90%	63	90%	177	99%	116	99%	128	98%	71	99%
Non-productive	15	10	7	10	2	1	1	1	3	2	1	1
Total	157	100%	70	100%	179	100%	117	100%	131	100%	72	100%

The following table shows the wells we drilled by area:

	2008		2007		2006	
	Gross Wells	Net Wells	Gross Wells	Net Wells	Gross Wells	Net Wells
Mid-Continent	2,096	714	2,126	785	1,884	621
Barnett Shale	776	600	512	410	244	187
Appalachian Basin	161	137	431	374	319	272
Ark-La-Tex	413	136	259	176	248	175
South Texas and Texas Gulf Coast	65	51	90	67	138	102
Permian and Delaware Basins	165	95	253	107	189	92
Total	3,676	1,733	3,671	1,919	3,022	1,449

At December 31, 2008, we had 166 (83 net) wells in process.

Well Data

At December 31, 2008, we had interests in approximately 41,200 (22,813 net) producing wells, including properties in which we held an overriding royalty interest, of which 6,900 (3,840 net) were classified as primarily oil producing wells and 34,300 (18,973 net) were classified as primarily natural gas producing wells. Chesapeake operates approximately 23,800 of its 41,200 producing wells. During 2008, we drilled 1,819 (1,491 net) wells and participated in another 1,857 (242 net) wells operated by other companies. We operate approximately 86% of our current daily production volumes.

Production, Sales, Prices and Expenses

The following table sets forth information regarding the production volumes, natural gas and oil sales, average sales prices received, other operating income and expenses for the periods indicated:

	Years Ended December 31,		
	2008	2007	2006
Net Production:			
Natural gas (mmcf)	775,424	654,969	526,459
Oil (mbbls)	11,220	9,882	8,654
Natural gas equivalent (mmcfe)	842,744	714,261	578,383
Natural Gas and Oil Sales ($ in millions):			
Natural gas sales	$ 6,003	$ 4,117	$ 3,343
Natural gas derivatives – realized gains (losses)	267	1,214	1,269
Natural gas derivatives – unrealized gains (losses)	521	(139)	467
Total natural gas sales	6,791	5,192	5,079
Oil sales	1,066	678	527
Oil derivatives – realized gains (losses)	(275)	(11)	(15)
Oil derivatives – unrealized gains (losses)	276	(235)	28
Total oil sales	1,067	432	540
Total natural gas and oil sales	$ 7,858	$ 5,624	$ 5,619
Average Sales Price (excluding gains (losses) on derivatives):			
Natural gas ($ per mcf)	$ 7.74	$ 6.29	$ 6.35
Oil ($ per bbl)	$ 95.04	$ 68.64	$ 60.86
Natural gas equivalent ($ per mcfe)	$ 8.39	$ 6.71	$ 6.69
Average Sales Price (excluding unrealized gains (losses) on derivatives):			
Natural gas ($ per mcf)	$ 8.09	$ 8.14	$ 8.76
Oil ($ per bbl)	$ 70.48	$ 67.50	$ 59.14
Natural gas equivalent ($ per mcfe)	$ 8.38	$ 8.40	$ 8.86
Other Operating Income ($ per mcfe):			
Natural gas and oil marketing	$ 0.11	$ 0.10	$ 0.09
Service operations	$ 0.04	$ 0.06	$ 0.11
Expenses ($ per mcfe):			
Production expenses	$ 1.05	$ 0.90	$ 0.85
Production taxes	$ 0.34	$ 0.30	$ 0.31
General and administrative expenses	$ 0.45	$ 0.34	$ 0.24
Natural gas and oil depreciation, depletion and amortization	$ 2.34	$ 2.57	$ 2.35
Depreciation and amortization of other assets	$ 0.21	$ 0.22	$ 0.18
Interest expense (a)	$ 0.27	$ 0.51	$ 0.52

(a) Includes the effects of realized gains or (losses) from interest rate derivatives, but excludes the effects of unrealized gains or (losses) and is net of amounts capitalized.

Natural Gas and Oil Reserves

The tables below set forth information as of December 31, 2008 with respect to our estimated proved reserves, the associated estimated future net revenue and present value (discounted at an annual rate of 10%) of estimated future net revenue before and after income tax (standardized measure) at such date. Neither the pre-tax present value of estimated future net revenue nor the after-tax standardized measure is intended to represent the current market value of the estimated natural gas and oil reserves we own.

	December 31, 2008		
	Gas (mmcf)	Oil (mbbl)	Total (mmcfe)
Proved developed	7,581,523	84,913	8,091,002
Proved undeveloped	3,745,932	35,719	3,960,247
Total proved	11,327,455	120,632	12,051,249

	Proved Developed	Proved Undeveloped	Total Proved
		($ in millions)	
Estimated future net revenue (a)	$ 27,433	$ 9,356	$ 36,789
Present value of estimated future net revenue (a)	$ 13,274	$ 2,327	$ 15,601
Standardized measure (a) (b)			$ 11,833

	Gas (mmcf)	Oil (mbbl)	Gas Equivalent (mmcfe)	Percent of Proved Reserves	Present Value ($ in millions)
Mid-Continent	4,040,382	69,314	4,456,266	37%	$ 5,807
Barnett Shale	2,934,292	153	2,935,208	24	3,990
Appalachian Basin	1,561,418	1,249	1,568,914	13	1,025
Ark-La-Tex	1,222,835	1,385	1,231,148	10	2,116
South Texas and Texas Gulf Coast	903,921	6,476	942,779	8	1,472
Permian and Delaware Basins	664,607	42,055	916,934	8	1,191
Total	11,327,455	120,632	12,051,249	100%	$15,601(a)

(a) Estimated future net revenue represents the estimated future gross revenue to be generated from the production of proved reserves, net of estimated production and future development costs, using prices and costs in effect at December 31, 2008. The prices used in our external and internal reserve reports yield weighted average wellhead prices of $41.60 per barrel of oil and $5.12 per mcf of natural gas. These prices should not be interpreted as a prediction of future prices, nor do they reflect the value of our commodity hedges in place at December 31, 2008. The amounts shown do not give effect to non-property related expenses, such as corporate general and administrative expenses and debt service, or to depreciation, depletion and amortization. Estimated future net revenue and the present value thereof differ from future net cash flows and the standardized measure thereof only because the former do not include the effects of estimated future income tax expenses ($3.8 billion as of December 31, 2008).

Management uses future net revenue, which is calculated without deducting estimated future income tax expenses, and the present value thereof as one measure of the value of the company's current proved reserves and to compare relative values among peer companies without regard to income taxes. We also understand that securities analysts and rating agencies use this measure in similar ways. While future net revenue and present value are based on prices, costs and discount factors which are consistent from company to company, the standardized measure of discounted future net cash flows is dependent on the unique tax situation of each individual company.

(b) The standardized measure of discounted future net cash flows is calculated in accordance with SFAS 69. Additional information on the standardized measure is presented in Note 10 of the notes to our consolidated financial statements included in Item 8 of this report.

As of December 31, 2008, our reserve estimates included 3.960 tcfe of reserves classified as proved undeveloped (PUD). Of this amount, approximately 31%, 18% and 16% (by volume) were initially classified as PUDs in 2008, 2007 and 2006, respectively, and the remaining 35% were initially classified as PUDs prior to 2006. Of our proved developed reserves, 1.222 tcfe are non-producing, which are primarily "behind pipe" zones in producing wells.

The future net revenue attributable to our estimated proved undeveloped reserves of $9.4 billion at December 31, 2008, and the $2.3 billion present value thereof, have been calculated assuming that we will expend approximately $6.4 billion to develop these reserves. Net of joint venture cost carries, we have projected to incur $925 million in 2009, $2.5 billion in 2010, $1.7 billion in 2011 and $1.3 billion in 2012 and beyond, although the amount and timing of these expenditures will depend on a number of factors, including actual drilling results, service costs, product prices and the availability of capital. Chesapeake's developmental drilling schedules are subject to revision and reprioritization throughout the year, resulting from unknowable factors such as the relative success in an individual developmental drilling prospect leading to an additional drilling opportunity, rig availability, title issues or delays, and the effect that acquisitions may have on prioritizing developmental drilling plans. We do not believe any of these proved undeveloped reserves are contingent upon installation of additional infrastructure and we are not subject to regulatory approval other than routine permits to drill, which we expect to obtain in the normal course of business.

The estimates of our proved reserves disclosed in this report were prepared by Chesapeake's internal staff based upon a review of production histories and other geologic, economic, ownership and engineering data we developed. The estimates were not based on any single significant assumption due to the diverse nature of the reserves and there is no significant concentration of proved reserve volume or value in any one well or field. Chesapeake is responsible for the adequacy and accuracy of the estimates. We engaged five third-party engineering firms to audit portions of our reserve estimates comprising approximately 76% of our estimated proved reserves (by volume) at year-end 2008. A reserve audit is not the same as a financial audit and a reserve audit is less rigorous in nature than a reserve report prepared by an independent petroleum engineering firm containing its own estimate of reserves. The portion of our estimated proved reserves audited by each of our third-party engineering firms as of December 31, 2008 is presented below.

	% Audited (by Volume)	Principal Properties Audited
Netherland, Sewell & Associates, Inc.	42%	Permian and Delaware Basins, Barnett Shale, portions of Ark-La-Tex, portions of Mid-Continent
Lee Keeling and Associates, Inc.	13%	Portions of Mid-Continent, portions of South Texas/ Texas Gulf Coast
Data and Consulting Services, Division of Schlumberger Technology Corporation	8%	Appalachian Basin
Ryder Scott Company, L.P.	8%	Portions of Mid-Continent, portions of South Texas/ Texas Gulf Coast
LaRoche Petroleum Consultants, Ltd.	5%	Portions of Mid-Continent, portions of Ark-La-Tex

Each of these third-party engineering firms opined that our estimates of proved reserves for those properties reviewed by such firm are, in the aggregate, reasonable, prepared in accordance with generally accepted petroleum engineering and evaluation principles, and conform to the SEC's definition of proved reserves. No estimates of proved reserves comparable to those included herein have been included in reports to any federal agency other than the SEC.

Chesapeake's ownership interest used in calculating proved reserves and the associated estimated future net revenue was determined after giving effect to the assumed maximum participation by other parties to our farmout and participation agreements. The prices used in calculating the estimated future net revenue attributable to proved reserves do not reflect market prices for natural gas and oil production sold subsequent to December 31, 2008. There can be no assurance that all of the estimated proved reserves will be produced and sold at the assumed prices.

There are numerous uncertainties inherent in estimating quantities of proved reserves and in projecting future rates of production and timing of development expenditures, including many factors beyond Chesapeake's control. The reserve data represent only estimates. Reserve engineering is a subjective process of estimating underground accumulations of natural gas and oil that cannot be measured in an exact way, and the accuracy of any reserve estimate is a function of the quality of available data and of engineering and geological interpretation and judgment. As a result, estimates made by different engineers often vary. In addition, results of drilling, testing and production subsequent to the date of an estimate may justify revision of such estimates, and such revisions may be material. Accordingly, reserve estimates are often different from the actual quantities of natural gas and oil that are ultimately recovered. Furthermore, the estimated future net revenue from proved reserves and the associated present value are based upon certain assumptions, including prices, future production levels and costs that may not prove correct. Future prices and costs may be materially higher or lower than the prices and costs as of the date of any estimate. A change in price of $0.10 per mcf for natural gas and $1.00 per barrel for oil would result in a change in the December 31, 2008 present value of estimated future net revenue of our proved reserves of approximately $400 million and $55 million, respectively. The estimated future net revenue used in this analysis does not include the effects of future income taxes or hedging. The foregoing uncertainties are particularly true as to proved undeveloped reserves, which are inherently less certain than proved developed reserves and which comprise a significant portion of our proved reserves.

The company's estimated proved reserves and the standardized measure of discounted future net cash flows of the proved reserves at December 31, 2008, 2007 and 2006, and the changes in quantities and standardized measure of such reserves for each of the three years then ended, are shown in Note 10 of the notes to the consolidated financial statements included in Item 8 of this report.

Exploration and Development, Acquisition and Divestiture Activities

The following table sets forth historical cost information regarding our exploration and development, acquisition and divestiture activities during the periods indicated:

	December 31, 2008	2007	2006
	($ in millions)		
Development and exploration costs:			
Development drilling (a)	$ 5,185	$ 4,402	$2,772
Exploratory drilling	612	653	349
Geological and geophysical costs (b)	314	343	154
Asset retirement obligation and other	10	29	23
Total	6,121	5,427	3,298
Acquisition costs:			
Proved properties	355	671	1,175
Unproved properties (c)	8,129	2,465	3,473
Deferred income taxes	13	131	180
Total	8,497	3,267	4,828
Proceeds from divestitures:			
Proved properties	(2,433)	(1,142)	—
Unproved properties	(5,302)	—	—
Total	$ 6,883	$ 7,552	$8,126

(a) Includes capitalized internal cost of $326 million, $243 million and $147 million, respectively.
(b) Includes capitalized internal cost of $26 million, $19 million and $13 million, respectively.
(c) Includes costs to acquire new leasehold and related capitalized interest.

Our development costs included $1.5 billion, $1.5 billion and $1.2 billion in 2008, 2007 and 2006, respectively, related to properties carried as proved undeveloped locations in the prior year's reserve reports.

A summary of our exploration and development, acquisition and divestiture activities in 2008 by operating area is as follows:

	Gross Wells Drilled	Net Wells Drilled	Exploration and Development	Acquisition of Unproved Properties	Acquisition of Proved Properties (a)	Sales of Unproved Properties	Sales of Proved Properties	Total
				($ in millions)				
Mid-Continent	2,096	714	$2,338	$ 652	$ 94	$(2,458)	$(2,322)	$(1,696)
Barnett Shale	776	600	1,899	1,598	161	—	—	3,658
Appalachian Basin	161	137	379	897	—	(1,188)	(39)	49
Permian and Delaware Basins	165	95	841	325	11	—	(72)	1,105
Ark-La-Tex	413	136	429	4,630	8	(1,656)	—	3,411
South Texas and Texas Gulf Coast	65	51	235	27	94	—	—	356
Total	3,676	1,733	$6,121	$8,129	$368	$(5,302)	$(2,433)	$ 6,883

(a) Includes $13 million of deferred tax adjustments.

Acreage

The following table sets forth as of December 31, 2008 the gross and net acres of both developed and undeveloped natural gas and oil leases which we hold. "Gross" acres are the total number of acres in which we own a working interest. "Net" acres refer to gross acres multiplied by our fractional working interest. Acreage numbers do not include our options to acquire additional leasehold which have not been exercised.

	Developed		Undeveloped		Total	
	Gross Acres	Net Acres	Gross Acres	Net Acres	Gross Acres	Net Acres
Mid-Continent	4,437,784	2,227,779	5,516,385	3,019,173	9,954,169	5,246,952
Barnett Shale	136,938	111,129	272,281	198,545	409,219	309,674
Appalachian Basin	574,287	542,448	5,536,546	4,338,124	6,110,833	4,880,572
Ark-La-Tex	296,349	178,458	1,784,321	1,122,717	2,080,670	1,301,175
South Texas and Texas Gulf Coast	317,649	185,166	222,562	151,664	540,211	336,830
Permian and Delaware Basins	424,279	234,333	3,795,251	2,550,334	4,219,530	2,784,667
Total	6,187,286	3,479,313	17,127,346	11,380,557	23,314,632	14,859,870

Marketing

Chesapeake Energy Marketing, Inc., one of our wholly-owned subsidiaries, provides natural gas and oil marketing services, including commodity price structuring, contract administration and nomination services for Chesapeake and its partners. We attempt to enhance the value of our natural gas production by aggregating natural gas to be sold to natural gas marketers and pipelines. This aggregation allows us to attract larger, more creditworthy customers that in turn assist in maximizing the prices received for our production.

Our oil production is generally sold under market sensitive or spot price contracts. The revenue we receive from the sale of natural gas liquids is included in oil sales. Our natural gas production is sold to purchasers under percentage-of-proceeds contracts, percentage-of-index contracts or spot price contracts. By the terms of the percentage-of-proceeds contracts, we receive a percentage of the resale price received by the purchaser for sales of residue gas and natural gas liquids recovered after transportation and processing of our natural gas. These purchasers sell the residue gas and natural gas liquids based primarily on spot market prices. Under percentage-of-index contracts, the price per mmbtu we receive for our natural gas is tied to indexes published in *Inside FERC* or *Gas Daily*. Although exact percentages vary daily, as of February 2009, approximately 80% of our natural gas production was sold under short-term contracts at market-sensitive prices.

During 2008, sales to Eagle Energy Partners I, L.P. (Eagle) of $1.3 billion accounted for 12% of our total revenues (excluding gains (losses) on derivatives). In 2007, we sold our 33% limited partnership interest in Eagle Energy Partners I, L.P., which we first acquired in 2003, for proceeds of $124 million and a gain of $83 million. Management believes that the loss of this customer would not have a material adverse effect on our results of operations or our financial position. No other customer accounted for more than 10% of total revenues (excluding gains (losses) on derivatives) in 2008.

Our marketing activities constitute a reportable segment under SFAS No. 131, *Disclosure about Segments of an Enterprise and Related Information*. See Note 15 of the notes to our consolidated financial statements in Item 8.

Midstream Operations

Chesapeake invests in gathering and processing facilities to complement our natural gas and oil operations in regions where we have significant production. By doing so, we are better able to manage the value received for and the costs of, gathering, treating and processing natural gas. We own and operate gathering systems in 15 states throughout the primary areas of Chesapeake's natural gas and oil producing regions. These systems are designed primarily to gather company production for delivery into major intrastate or interstate pipelines and are comprised of approximately 9,800 miles of gathering lines, treating facilities and processing facilities which provide service to approximately 12,500 wells.

We recently transferred substantially all of our midstream assets outside of Appalachia to a group of existing and newly formed wholly-owned subsidiaries, which we refer to as our "midstream subsidiaries". The midstream subsidiaries, their parent, Chesapeake Midstream Partners, L.P. (CMP), and its principal operating subsidiary, Chesapeake Midstream Operating, L.L.C. (CMO), were each designated as unrestricted subsidiaries under Chesapeake's indentures and revolving bank credit facility and were released from their guarantee obligations under Chesapeake's indentures, revolving bank credit facility and secured hedging facilities. In October 2008, CMP and CMO entered into a $460 million revolving bank credit facility. They are using borrowings under the facility to fund capital expenditures associated with building additional natural gas gathering and other systems associated with Chesapeake's drilling program and for general corporate purposes related to its midstream operations.

We have plans to sell either a minority interest in our midstream natural gas business or specific midstream assets. Proceeds from a midstream transaction would be used to fund a portion of the costs associated with building the midstream infrastructure in various shale plays, primarily in the Haynesville, Marcellus and Fayetteville shale plays.

Drilling

Securing available rigs is an integral part of the exploration process and therefore owning our own drilling company is a strategic advantage for Chesapeake. In 2001, Chesapeake formed its 100% owned drilling rig subsidiary, Nomac Drilling Corporation, with an investment of $26 million to build and refurbish five drilling rigs. As of December 31, 2008, Chesapeake had invested approximately $782 million to build or acquire 84 drilling rigs and to initiate the construction of 23 additional rigs. In a series of transactions in 2006, 2007 and 2008, our drilling subsidiaries sold 83 rigs for $677 million and subsequently leased back the rigs through 2018. The drilling rigs have depth ratings between 3,000 and 25,000 feet and range in drilling horsepower from 525 to 2,000. These drilling rigs are currently operating in Oklahoma, Texas, Arkansas, Louisiana and Appalachia. Chesapeake is the fourth largest drilling rig contractor in the U.S.

Trucking

In 2006, Chesapeake expanded its service operations by acquiring two privately-owned oilfield trucking service companies. We now own one of the largest oilfield and heavy haul transportation companies in the industry. Our trucking business is utilized primarily to transport drilling rigs for both Chesapeake and third parties. Through this ownership, we are better able to manage the movement of our rigs. As of December 31, 2008, our fleet included 250 trucks and 15 cranes, which mainly service the Mid-Continent, Barnett Shale and Appalachian regions.

Compression

During the past few years Chesapeake has expanded its compression business. Our wholly-owned subsidiary, MidCon Compression, L.L.C., operates wellhead and system compressors to facilitate the transportation of our natural gas production. In a series of transactions in 2007 and 2008, MidCon sold a significant portion of its compressor fleet, consisting of 1,443 compressors, for $303 million and entered into a master lease agreement. These transactions were recorded as sales and operating leasebacks. Over the next two years, 625 new compressors are on order for approximately $240 million, and we intend to simultaneously enter into sale/leaseback transactions with financial counterparties as the compressors are delivered, if acceptable leasing arrangements are available to us.

Seasonal Nature of Business

Generally, the demand for natural gas decreases during the summer months and increases during the winter months. Seasonal anomalies such as mild winters or hot summers can lessen or intensify this fluctuation. In addition, pipelines, utilities, local distribution companies and industrial users utilize natural gas storage facilities and purchase some of their anticipated winter requirements during the summer. This can lessen seasonal demand fluctuations. World weather and resultant prices for LNG can also affect deliveries of competing LNG into this country from abroad, affecting the price of domestically produced natural gas.

Competition

We compete with both major integrated and other independent natural gas and oil companies in acquiring desirable leasehold acreage, producing properties and the equipment and expertise necessary to explore, develop and operate our properties and market our production. Some of our competitors may have larger financial and other resources than ours. The natural gas and oil industry also faces competition from alternative fuel sources, including other fossil fuels such as coal and imported LNG. Competitive conditions may be affected by future legislation and regulations as the U.S. develops new energy and climate-related policies. In addition, some of our larger competitors may have a competitive advantage when responding to factors that affect demand for natural gas and oil production, such as changing prices, domestic and foreign political conditions, weather conditions, the price and availability of alternative fuels, the proximity and capacity of gas pipelines and other transportation facilities, and overall economic conditions. We believe that our technological expertise, our exploration, land, drilling and production capabilities and the experience of our management generally enable us to compete effectively.

Hedging Activities

We utilize hedging strategies to hedge the price of a portion of our future natural gas and oil production and to manage interest rate exposure. See Item 7A-Quantitative and Qualitative Disclosures About Market Risk.

Regulation

General. All of our operations are conducted onshore in the United States. The U.S. natural gas and oil industry is regulated at the federal, state and local levels, and some of the laws, rules and regulations that govern our operations carry substantial penalties for noncompliance. These regulatory burdens increase our cost of doing business and, consequently, affect our profitability.

Regulation of Natural Gas and Oil Operations. Our exploration and production operations are subject to various types of regulation at the U.S. federal, state and local levels. Such regulation includes requirements for permits to drill and to conduct other operations and for provision of financial assurances (such as bonds) covering drilling and well operations. Very few of our natural gas and oil leases are located on federal lands. Other activities subject to regulation are:

- the location of wells,
- the method of drilling and completing wells,
- the surface use and restoration of properties upon which wells are drilled,
- the plugging and abandoning of wells,
- the disposal of fluids used or other wastes generated in connection with operations,
- the marketing, transportation and reporting of production, and
- the valuation and payment of royalties.

Our operations are also subject to various conservation regulations. These include the regulation of the size of drilling and spacing units (regarding the density of wells that may be drilled in a particular area) and the unitization or pooling of natural gas and oil properties. In this regard, some states, such as Oklahoma, allow the forced pooling or integration of tracts to facilitate exploration, while other states, such as Texas and New Mexico, rely on voluntary pooling of lands and leases. In areas where pooling is voluntary, it may be more difficult to form units and, therefore, more difficult to fully develop a project if the operator owns less than 100% of the leasehold. In addition, state conservation laws establish maximum rates of production from natural gas and oil wells, generally prohibit the venting or flaring of natural gas and impose certain requirements regarding the ratability of production. The effect of these regulations is to limit the amount of natural gas and oil we can produce and to limit the number of wells and the locations at which we can drill.

Chesapeake operates a number of natural gas gathering systems. The U.S. Department of Transportation and certain state agencies regulate the safety and operating aspects of the transportation and storage activities of these facilities. There is currently no price regulation of the company's sales of oil, natural gas liquids and natural gas, although governmental agencies may elect in the future to regulate certain sales.

We do not anticipate that compliance with existing laws and regulations governing exploration, production and natural gas gathering will have a material adverse effect upon our capital expenditures, earnings or competitive position.

Environmental, Health and Safety Regulation. The business operations of the company and its ownership and operation of natural gas and oil interests are subject to various federal, state and local environmental, health and safety laws and regulations pertaining to the release, emission or discharge of materials into the environment, the generation, storage, transportation, handling and disposal of materials (including solid and hazardous wastes), the safety of employees, or otherwise relating to pollution, preservation, remediation or protection of human health and safety, natural resources, wildlife or the environment. We must take into account the cost of complying with environmental regulations in planning, designing, constructing, drilling, operating and abandoning wells and related surface facilities. In most instances, the regulatory frameworks relate to the handling of drilling and production materials, the disposal of drilling and production wastes, and the protection of water and air. In addition, our operations may require us to obtain permits for, among other things,

- air emissions,
- the construction and operation of underground injection wells to dispose of produced saltwater and other non-hazardous oilfield wastes, and
- the construction and operation of surface pits to contain drilling muds and other non-hazardous fluids associated with drilling operations.

Under federal, state and local laws, we could be required to remove or remediate previously disposed wastes, including wastes disposed of or released by us or prior owners or operators in accordance with current laws or otherwise, to suspend or cease operations at contaminated areas, or to perform remedial well plugging operations or response actions to reduce the risk of future contamination. Federal laws, including the Comprehensive Environmental Response, Compensation, and Liability Act, or CERCLA, and analogous state laws impose joint and several liability, without regard to fault or legality of the original conduct, on classes of persons who are considered responsible for response actions to address the release of a hazardous substance into the environment. These persons include the owner or operator of the site where the release occurred, and persons that disposed of or arranged for the disposal of hazardous substances at the site. The Environmental Protection Agency, state environmental agencies and, in some cases, third parties are authorized to take actions in response to threats to human health or the environment and to seek to recover from responsible classes of persons the costs of such actions. Furthermore, certain wastes generated by our natural gas and oil operations that are currently exempt from treatment as hazardous wastes may in the future be designated as hazardous wastes and, therefore, be subject to considerably more rigorous and costly operating and disposal requirements.

Vast quantities of natural gas deposits exist in deep shale formations. It is customary in our industry to recover natural gas from these deep shale formations through the use of hydraulic fracturing, combined with sophisticated horizontal drilling. Hydraulic fracturing is the process of creating artificial cracks, or fractures, in shale formations deep underground where water, sand and other additives are pumped under high pressure into a shale gas formation. These deep shale gas formations are generally geologically separated and isolated from any fresh ground water supplies by thousands of feet of protective rock layers. Our well construction practices include installation of multiple layers of protective steel casing surrounded by cement that are specifically designed and installed to protect freshwater aquifers by preventing the migration of fracturing fluids into overlying aquifers. Legislative and regulatory efforts at the federal level and in some states have been made to render permitting and compliance requirements more stringent for hydraulic fracturing. Such efforts could have an adverse effect on our operations.

Federal and state occupational safety and health laws require us to organize and maintain information about hazardous materials used, released or produced in our operations. Certain portions of this information must be provided to employees, state and local governmental authorities and local citizens. We are also subject to the requirements and reporting set forth in federal workplace standards.

We have made and will continue to make expenditures to comply with environmental, health and safety regulations and requirements. These are necessary business costs in the natural gas and oil industry. Although we are not fully insured against all environmental, health and safety risks, and our insurance does not cover any penalties or fines that may be issued by a governmental authority, we maintain insurance coverage which we believe is customary in the industry. Moreover, it is possible that other developments, such as stricter and more comprehensive environmental, health and safety laws and regulations, as well as claims for damages to property or persons resulting from company operations, could result in substantial costs and liabilities, including civil and criminal penalties, to Chesapeake. We believe we are in material compliance with existing environmental, health and safety regulations, and that, absent the occurrence of an extraordinary event, the effect of which cannot be predicted, any noncompliance will not have a material adverse effect on our business, financial position and results of operations.

Income Taxes

Chesapeake recorded income tax expense of $463 million in 2008 compared to income tax expense of $890 million in 2007 and $1.252 billion in 2006. Of the income tax expense recorded in 2008, $423 million is reflected as current income tax expense and $40 million is reflected as deferred income tax expense. The divestitures that closed during 2008 are projected to generate sufficient taxable income for the year to exhaust all our non-limited NOLs and result in a current tax liability for the tax year ended December 31, 2008. Of the $427 million decrease in 2008, $439 million was the result of the decrease in net income before taxes which was offset by $12 million as the result of an increase in the effective tax rate. Our effective income tax rate was 39% in 2008 compared to 38% in 2007 and 38.5% in 2006. Our effective tax rate fluctuates as a result of the impact of state income taxes and permanent differences between our accounting for certain revenue or expense items and their corresponding treatment for income tax purposes. We expect our effective income tax rate to be 39% in 2009.

At December 31, 2008, Chesapeake had federal income tax net operating loss (NOL) carryforwards of approximately $12 million. We also had approximately $3 million of alternative minimum tax (AMT) NOL carryforwards available as a deduction against future AMT income. The NOL carryforwards expire from 2019 through 2026. The value of the remaining carryforwards depends on the ability of Chesapeake to generate taxable income. In addition, for AMT purposes, only 90% of AMT income in any given year may be offset by AMT NOLs.

The ability of Chesapeake to utilize NOL carryforwards to reduce future federal taxable income and federal income tax is subject to various limitations under the Internal Revenue Code of 1986, as amended. The utilization of such carryforwards may be limited upon the occurrence of certain ownership changes, including the issuance or exercise of rights to acquire stock, the purchase or sale of stock by 5% stockholders, as defined in the Treasury regulations, and the offering of stock by us during any three-year period resulting in an aggregate change of more than 50% in the beneficial ownership of Chesapeake.

In the event of an ownership change (as defined for income tax purposes), Section 382 of the Code imposes an annual limitation on the amount of a corporation's taxable income that can be offset by these carryforwards. The limitation is generally equal to the product of (i) the fair market value of the equity of the company multiplied by (ii) a percentage approximately equivalent to the yield on long-term tax exempt bonds during the month in which an ownership change occurs. In addition, the limitation is increased if there are recognized built-in gains during any post-change year, but only to the extent of any net unrealized built-in gains (as defined in the Code) inherent in the assets sold. Certain NOLs acquired through various acquisitions are also subject to limitations. The following table summarizes our net operating losses as of December 31, 2008 and any related limitations:

	Net Operating Losses		
	Total	Limited	Annual Limitation
	($ in millions)		
Net operating loss	$12	$12	$7
AMT net operating loss	$ 3	$ 3	$1

As of December 31, 2008, we do not believe that an ownership change has occurred. Future equity transactions by Chesapeake or by 5% stockholders (including relatively small transactions and transactions beyond our control) could cause an ownership change and therefore a limitation on the annual utilization of NOLs. Following an ownership change, the amount of Chesapeake's NOLs available for use each year will depend upon future events that cannot currently be predicted and upon interpretation of complex rules under Treasury regulations.

If less than the full amount of the annual limitation is utilized in any given year, the unused portion may be carried forward and may be used in addition to successive years' annual limitation.

We expect to utilize our NOL carryforwards and other tax deductions and credits to offset taxable income in the future. However, there is no assurance that the Internal Revenue Service will not challenge these carryforwards or their utilization.

In June 2006, the Financial Accounting Standards Board (FASB) issued FASB Interpretation (FIN) No. 48, *Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109.* FIN 48 provides guidance for recognizing and measuring uncertain tax positions, as defined in SFAS 109, *Accounting for Income Taxes.* FIN 48 prescribes a threshold condition that a tax position must meet for any of the benefit of the uncertain tax position to be recognized in the financial statements. Guidance is also provided regarding de-recognition, classification and disclosure of these uncertain tax positions. FIN 48 became effective for fiscal years beginning after December 15, 2006.

Chesapeake adopted the provisions of FIN 48 on January 1, 2007. As a result of the implementation of FIN 48, Chesapeake recognized a $7 million liability for accrued interest associated with uncertain tax positions which was accounted for as a reduction in the January 1, 2007 balance of retained earnings, net of tax. At the date of adoption and at December 31, 2007, we had approximately $142 million and $133 million, respectively, of unrecognized tax benefits related to alternative minimum tax (AMT) associated with uncertain tax positions. As of December 31, 2008, the amount of unrecognized tax benefits related to regular tax liabilities and AMT associated with uncertain tax positions was $60 million. Of this amount, $48 million is related to regular tax liabilities and $12 million is related to AMT. These unrecognized tax benefits are associated with temporary differences. If these unrecognized tax benefits are disallowed and we are required to pay additional taxes, the reversal of the temporary differences associated with the regular tax liabilities will increase our tax basis which will increase our future tax deductions. Any AMT payments can be utilized as credits against future regular tax liabilities. The uncertain tax positions identified would not have a material effect on the effective tax rate. At December 31, 2008, we had an accrued liability of $3 million for interest related to these uncertain tax positions. Chesapeake recognizes interest related to uncertain tax positions in interest expense. Penalties, if any, related to uncertain tax positions would be recorded in other expenses.

Chesapeake files income tax returns in the U.S. federal jurisdiction and various state and local jurisdictions. With few exceptions, Chesapeake is no longer subject to U.S. federal, state and local income tax examinations by tax authorities for years prior to 2005. The Internal Revenue Service (IRS) completed an examination of Chesapeake's U.S. income tax returns for 2005 and 2006 in December 2008. This examination resulted in additional AMT liabilities of $1 million. These AMT liabilities will be utilized as credits against current regular tax liabilities. The adjustments in the examination did not result in a material change to our financial position, results of operations or cash flows.

Title to Properties

Our title to properties is subject to royalty, overriding royalty, carried, net profits, working and other similar interests and contractual arrangements customary in the natural gas and oil industry, to liens for current taxes not yet due and to other encumbrances. As is customary in the industry in the case of undeveloped properties, only cursory investigation of record title is made at the time of acquisition. Drilling title opinions are usually prepared before commencement of drilling operations. We believe we have satisfactory title to substantially all of our active properties in accordance with standards generally accepted in the natural gas and oil industry. Nevertheless, we are involved in title disputes from time to time which result in litigation.

Operating Hazards and Insurance

The natural gas and oil business involves a variety of operating risks, including the risk of fire, explosions, blow-outs, pipe failure, abnormally pressured formations and environmental hazards such as oil spills, natural gas leaks, ruptures or discharges of toxic gases. If any of these should occur, Chesapeake could suffer substantial losses due to injury or loss of life, severe damage to or destruction of property, natural resources and equipment, pollution or other environmental damage, clean-up responsibilities, regulatory investigation and penalties, and suspension of operations. Our horizontal and deep drilling activities involve greater risk of mechanical problems than vertical and shallow drilling operations.

Chesapeake maintains a $50 million control of well policy that insures against certain sudden and accidental risks associated with drilling, completing and operating our wells. There is no assurance that this insurance will be adequate to cover all losses or exposure to liability. Chesapeake also carries a $350 million comprehensive general liability umbrella policy and a $100 million pollution liability policy. We provide workers' compensation insurance coverage to employees in all states in which we operate. While we believe these policies are customary in the industry, they do not provide complete coverage against all operating risks.

Facilities

Chesapeake owns an office complex in Oklahoma City and we continue to construct additional buildings in Oklahoma City. We also own or lease various field or administrative offices in the following locations:

- Arkansas: Searcy and Little Rock
- Illinois: Chicago
- Kansas: Garden City
- Kentucky: Gray, Elkhorn City, Hueysville, Debord and Langley
- Louisiana: Cheneyville, Goldonna and Shreveport

- New Mexico: Carlsbad, Eunice, Hobbs and Lovington
- New York: Horseheads
- Oklahoma: Arkoma, Billings, El Reno, Elk City, Enid, Forgan, Hartshorne, Hinton, Kingfisher, Lindsay, Mayfield, Oklahoma City, Waynoka, Weatherford, Wilburton and Woodward
- Pennsylvania: Mt. Morris, Mansfield and Towanda
- Tennessee: Egan
- Texas: Alvarado, Borger, Bryan, Cleburne, College Station, Dumas, Fort Worth, Garrison, Marshall, Midland, Ozona, Palestine, Pecos, Tyler, Victoria and Zapata
- West Virginia: Branchland, Buckhannon, Chapmanville, Charleston, Cedar Grove, Clendenin, Hamlin, Jane Lew, Kermit, Shrewsbury, Tad and Teays Valley

Employees

Chesapeake had approximately 7,600 employees as of December 31, 2008, which includes approximately 2,750 employed by our service operations companies. As a result of our acquisition of Columbia Natural Resources, LLC in November 2005, we assumed a collective bargaining agreement with the United Steel Workers of America (USWA) which expired effective December 1, 2006, covering approximately 139 of our field employees in West Virginia and Kentucky. We continued to operate under the terms of the collective bargaining agreement while negotiating with the USWA. Contract negotiations began in October 2006 and have been mediated by the Federal Mediation and Conciliation Service. On May 4, 2007, we presented the USWA leadership our "last, best and final offer". On December 7, 2007, the USWA membership voted to reject our offer. The company declared an impasse and, effective February 1, 2008, we implemented the terms of our offer with certain minor clarifications. Subsequently, the union filed three separate unfair labor practice charges. One charge was dismissed by the National Labor Relations Board and two charges were settled by mutual agreement. There have been no strikes, work stoppages or slowdowns since the expiration of the contract, although no assurances can be given that such actions will not occur.

Glossary of Natural Gas and Oil Terms

The terms defined in this section are used throughout this Form 10-K.

Bcf. Billion cubic feet.

Bcfe. Billion cubic feet of natural gas equivalent.

Bbl. One stock tank barrel, or 42 U.S. gallons liquid volume, used herein in reference to crude oil or other liquid hydrocarbons.

Bbtu. One billion British thermal units.

Btu. British thermal unit, which is the heat required to raise the temperature of a one-pound mass of water from 58.5 to 59.5 degrees Fahrenheit.

Commercial Well; Commercially Productive Well. A natural gas and oil well which produces natural gas and oil in sufficient quantities such that proceeds from the sale of such production exceed production expenses and taxes.

Conventional Reserves. Natural gas and oil occurring as discrete accumulations in structural and stratigraphic traps.

Developed Acreage. The number of acres which are allocated or assignable to producing wells or wells capable of production.

Development Well. A well drilled within the proved area of an oil or natural gas reservoir to the depth of a stratigraphic horizon known to be productive.

Dry Hole; Dry Well. A well found to be incapable of producing either oil or natural gas in sufficient quantities to justify completion as an oil or natural gas well.

Exploratory Well. A well drilled to find and produce oil or natural gas in an unproved area, to find a new reservoir in a field previously found to be productive of oil or natural gas in another reservoir or to extend a known reservoir.

Farmout. An assignment of an interest in a drilling location and related acreage conditional upon the drilling of a well on that location.

Formation. A succession of sedimentary beds that were deposited under the same general geologic conditions.

Full-Cost Pool. The full-cost pool consists of all costs associated with property acquisition, exploration, and development activities for a company using the full-cost method of accounting. Additionally, any internal costs that can be directly identified with acquisition, exploration and development activities are included. Any costs related to production, general corporate overhead or similar activities are not included.

Gross Acres or Gross Wells. The total acres or wells, as the case may be, in which a working interest is owned.

Horizontal Wells. Wells which are drilled at angles greater than 70 degrees from vertical.

Infill Drilling. Drilling wells between established producing wells on a lease; a drilling program to reduce the spacing between wells in order to increase production and/or recovery of in-place hydrocarbons from the lease.

Karst. An area of irregular limestone in which erosion has produced fissures, sinkholes, underground streams and caverns.

Mbbl. One thousand barrels of crude oil or other liquid hydrocarbons.

Mbtu. One thousand btus.

Mcf. One thousand cubic feet.

Mcfe. One thousand cubic feet of natural gas equivalent.

Mmbbl. One million barrels of crude oil or other liquid hydrocarbons.

Mmbtu. One million btus.

Mmcf. One million cubic feet.

Mmcfe. One million cubic feet of natural gas equivalent.

Net Acres or Net Wells. The sum of the fractional working interests owned in gross acres or gross wells.

NYMEX. New York Mercantile Exchange.

Play. A term applied to a portion of the exploration and production cycle following the identification by geologists and geophysicists of areas with potential natural gas and oil reserves.

Present Value or PV-10. When used with respect to natural gas and oil reserves, present value or PV-10 means the estimated future gross revenue to be generated from the production of proved reserves, net of estimated production and future development costs, using prices and costs in effect at the determination date, without giving effect to non-property related expenses such as general and administrative expenses, debt service and future income tax expense or to depreciation, depletion and amortization, discounted using an annual discount rate of 10%.

Productive Well. A well that is producing oil or natural gas or that is capable of production.

Proved Developed Reserves. Reserves that can be expected to be recovered through existing wells with existing equipment and operating methods. Additional natural gas and oil expected to be obtained through the application of fluid injection or other improved recovery techniques for supplementing the natural forces and mechanisms of primary recovery should be included as "proved developed reserves" only after testing by a pilot project or after the operation of an installed program has confirmed through production responses that increased recovery will be achieved.

Proved Reserves. The estimated quantities of crude oil, natural gas and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions, i.e., prices and costs as of the date the estimate is made. Reservoirs are considered proved if economic producibility is supported by either actual production or conclusive formation test. The area of a reservoir considered proved includes (a) that portion delineated by drilling and defined by gas-oil and/or oil-water contacts, if any, and (b) the immediately adjoining portions not yet drilled, but which can be reasonably judged as economically productive on the basis of available geological and engineering data. In the absence of information on fluid contacts, the lowest known structural occurrence of hydrocarbons controls the lower proved limit of the reservoir. Reserves which can be produced economically through application of improved recovery techniques (such as fluid injection) are included in the "proved" classification when successful testing by a pilot project, or the operation of an installed program in the reservoir, provides support for the engineering analysis on which the project or program was based.

Proved Undeveloped Location. A site on which a development well can be drilled consistent with spacing rules for purposes of recovering proved undeveloped reserves.

Proved Undeveloped Reserves. Reserves that are expected to be recovered from new wells on undrilled acreage or from existing wells where a relatively major expenditure is required for recompletion. Reserves on undrilled acreage are limited to those drilling units offsetting productive units that are reasonably certain of production when drilled. Proved reserves for other undrilled units can be claimed only where it can be demonstrated with certainty that there is continuity of production from the existing productive formation. Proved undeveloped reserves may not include estimates attributable to any acreage for which an application of fluid injection or other improved recovery technique is contemplated, unless such techniques have been proved effective by actual tests in the area and in the same reservoir.

Reserve Replacement. Calculated by dividing the sum of reserve additions from all sources (revisions, extensions, discoveries and other additions and acquisitions) by the actual production for the corresponding period. The values for these reserve additions are derived directly from the proved reserves table located in Note 10 of the notes to our consolidated financial statements. In calculating reserve replacement, we do not use unproved reserve quantities or proved reserve additions attributable to less than wholly-owned consolidated entities or investments accounted for using the equity method. Management uses the reserve replacement ratio as an indicator of the company's ability to replenish annual production volumes and grow its reserves, thereby providing some information on the sources of future production. It should be noted that the reserve replacement ratio is a statistical indicator that has limitations. As an annual measure, the ratio is limited because it typically varies widely based on the extent and timing of new discoveries and property acquisitions. Its predictive and comparative value is also limited for the same reasons. In addition, since the ratio does not imbed the cost or timing of future production of new reserves, it cannot be used as a measure of value creation.

Royalty Interest. An interest in a natural gas and oil property entitling the owner to a share of oil or natural gas production free of costs of production.

Seismic. An exploration method of sending energy waves or sound waves into the earth and recording the wave reflections to indicate the type, size, shape and depth of subsurface rock formation (3-D seismic provides three-dimensional pictures).

Shale. Fine-grained sedimentary rock composed mostly of consolidated clay or mud. Shale is the most frequently occurring sedimentary rock.

Standardized Measure of Discounted Future Net Cash Flows. The discounted future net cash flows relating to proved reserves based on year-end prices, costs and statutory tax rates (adjusted for permanent differences) and a 10-percent annual discount rate.

Tcf. One trillion cubic feet.

Tcfe. One trillion cubic feet of natural gas equivalent.

Unconventional Reserves. Natural gas and oil occurring in regionally pervasive accumulations with low matrix permeability and close association with source rocks.

Undeveloped Acreage. Lease acreage on which wells have not been drilled or completed to a point that would permit the production of commercial quantities of natural gas and oil regardless of whether such acreage contains proved reserves.

Unproved Properties. Properties with no proved reserves.

VPP. A volumetric production payment represents an obligation of the seller of a property to deliver a specific volume of production, free and clear of all costs, to the purchaser of the property.

Working Interest. The operating interest which gives the owner the right to drill, produce and conduct operating activities on the property and a share of production.

ITEM 1A. *Risk Factors*

Natural gas and oil prices are volatile. A decline in prices could adversely affect our financial position, financial results, cash flows, access to capital and ability to grow.

Our revenues, operating results, profitability and future rate of growth depend primarily upon the prices we receive for the natural gas and oil we sell. Prices also affect the amount of cash flow available for capital expenditures and our ability to borrow money or raise additional capital. The amount we can borrow from banks is subject to periodic redeterminations based on prices specified by our bank group at the time of redetermination. In addition, falling prices may result in ceiling test write-downs of our natural gas and oil properties, as described below in the risk factor "Price declines during 2008 resulted in a write-down of our asset carrying values and future price declines could result in additional write-downs in the future".

Historically, the markets for natural gas and oil have been volatile and they are likely to continue to be volatile. Wide fluctuations in natural gas and oil prices may result from relatively minor changes in the supply of and demand for natural gas and oil, market uncertainty and other factors that are beyond our control, including:

- worldwide and domestic supplies of natural gas and oil, including U.S. inventories of natural gas and oil reserves;
- weather conditions;
- the level of consumer demand;
- the price and availability of alternative fuels;

- the proximity and capacity of natural gas pipelines and other transportation facilities;
- the price and level of foreign imports;
- domestic and foreign governmental regulations and taxes;
- the ability of the members of the Organization of Petroleum Exporting Countries to agree to and maintain oil price and production controls;
- political instability or armed conflict in oil-producing regions; and
- overall domestic and global economic conditions.

These factors and the volatility of the energy markets make it extremely difficult to predict future natural gas and oil price movements with any certainty. Declines in natural gas and oil prices not only reduce revenue, but also reduce the amount of natural gas and oil that we can produce economically and, as a result, could have a material adverse effect on our financial condition, results of operations and reserves. Further, natural gas and oil prices do not necessarily move in tandem. Because approximately 94% of our reserves at December 31, 2008 were natural gas reserves, we are more affected by movements in natural gas prices.

Our level of indebtedness may limit our financial flexibility.

As of December 31, 2008, we had long-term indebtedness of approximately $14.184 billion, with $3.474 billion of outstanding borrowings drawn under our revolving bank credit facility and $460 million of outstanding borrowings drawn under our midstream revolving bank credit facility. Our net indebtedness represented 43% of our total book capitalization at December 31, 2008. Following the February 2009 issuance of $1.425 billion of 9.5% Senior Notes due 2015, we had as of February 26, 2009 $1.630 billion outstanding under our revolving bank credit facility and $424 million outstanding under our midstream revolving bank credit facility.

Our level of indebtedness and preferred stock affects our operations in several ways, including the following:

- a portion of our cash flows from operating activities must be used to service our indebtedness and pay dividends on our preferred stock and is not available for other purposes;
- we may be at a competitive disadvantage as compared to similar companies that have less debt;
- the covenants contained in the agreements governing our outstanding indebtedness and future indebtedness may limit our ability to borrow additional funds, pay dividends and make certain investments and may also affect our flexibility in planning for, and reacting to, changes in the economy and in our industry;
- additional financing in the future for working capital, capital expenditures, acquisitions, general corporate or other purposes may have higher costs and more restrictive covenants; and
- changes in the credit ratings of our debt may negatively affect the cost, terms, conditions and availability of future financing, and lower ratings will increase the interest rate and fees we pay on our revolving bank credit facilities.

We may incur additional debt, including secured indebtedness, or issue additional series of preferred stock in order to develop our properties and make future acquisitions. A higher level of indebtedness and/or additional preferred stock increases the risk that we may default on our obligations. Our ability to meet our debt obligations and to reduce our level of indebtedness depends on our future performance. General economic conditions, natural gas and oil prices and financial, business and other factors affect our operations and our future performance. Many of these factors are beyond our control. Factors that will affect our ability to raise cash through an offering of our capital stock or a refinancing of our debt include financial market conditions, the value of our assets, the number of shares of capital stock we have authorized, unissued and unreserved and our performance at the time we need capital.

Chesapeake Midstream Operating's midstream revolving bank credit facility contains a covenant restricting Chesapeake Midstream Partners from paying dividends or distributions to Chesapeake.

In addition, our bank borrowing base is subject to periodic redetermination. A lowering of our borrowing base could require us to repay indebtedness in excess of the borrowing base, or we might need to further secure the lenders with additional collateral.

The current financial crisis may have impacts on our business and financial condition that we cannot predict.

The continued credit crisis and related turmoil in the global economic financial systems may have an impact on our business and our financial condition, and we may face challenges if conditions in the economy and financial markets do not improve. Although we believe we have developed an operating and capital budget for 2009 and 2010 that will allow us to fund our business with internally generated cash flow, our cash flow from operations, our revolving bank credit facility and cash on hand historically have not been sufficient to fund all of our expenditures, and we have relied on the capital markets and asset monetization transactions to provide us with additional capital. Our ability to access the capital markets has been restricted from time to time as a result of this crisis and may be restricted at a time when we would like, or need, to raise capital. The financial crisis may also limit the number of participants in our proposed asset monetization transactions or reduce the values we are able to realize in those transactions, making them uneconomic or harder or impossible to consummate. The economic situation could also adversely affect the collectability of our trade receivables and cause our commodity hedging arrangements to be ineffective if our counterparties are unable to perform their obligations or seek bankruptcy protection. If our joint venture partners do not meet their obligations to fund a portion of our drilling costs in the Haynesville, Fayetteville or Marcellus Shale plays as agreed under our joint venture arrangements, or if our Haynesville joint venture partner, Plains Exploration & Production Company, exercises its option in June 2010 to reduce its drilling cost carry obligation by $800 million as described in Item 1 of this report under "Operating Areas", we may be required to fund these expenditures from other sources or reduce our drilling activities. Additionally, the current economic situation could lead to reduced demand for natural gas and oil or lower prices for natural gas and oil or both, over the long term, which would have a negative impact on our revenues.

Price declines at the end of 2008 resulted in a write-down of our asset carrying values and further price declines could result in additional write-downs in the future.

We utilize the full-cost method of accounting for costs related to our natural gas and oil properties. Under this method, all such costs (for both productive and nonproductive properties) are capitalized and amortized on an aggregate basis over the estimated lives of the properties using the unit-of-production method. However, these capitalized costs are subject to a ceiling test which limits such pooled costs to the aggregate of the present value of future net revenues attributable to proved natural gas and oil reserves discounted at 10% plus the lower of cost or market value of unproved properties. The full-cost ceiling is evaluated at the end of each quarter using the prices for natural gas and oil at that date, adjusted for the impact of derivatives accounted for as cash flow hedges.

Natural gas and oil prices declined substantially throughout the second half of 2008 and were $5.71 per mcf and $44.61 per barrel on December 31, 2008. Our financial statements as of and for the year ended December 31, 2008 reflect an impairment of approximately $1.7 billion, net of income tax, of our natural gas and oil properties. We also had an after-tax non-cash impairment charge to certain investments and fixed assets of approximately $128 million for the 2008 fourth quarter as a result of lower asset valuation estimates.

Commodity prices in early 2009 have continued to trend lower. This and other factors could cause us to write down our natural gas and oil properties or other assets in the future and incur a non-cash charge against future earnings.

Significant capital expenditures are required to replace our reserves.

Our exploration, development and acquisition activities require substantial capital expenditures. Historically, we have funded our capital expenditures through a combination of cash flows from operations, our revolving bank credit facility and debt and equity issuances. Beginning in late 2007, we have also engaged in significant asset monetization transactions. Future cash flows are subject to a number of variables, such as the level of production from existing wells, prices of natural gas and oil, our success in developing and producing new reserves, the orderly functioning of credit and capital markets and our ability to complete additional planned asset monetization transactions. If revenues were to decrease as a result of lower natural gas and oil prices or decreased production, and our access to capital were limited, we would have a reduced ability to replace our reserves. If our cash flow from operations is not sufficient to fund our capital expenditure budget, we may not be able to access additional bank debt, debt or equity or other methods of financing on an economic basis to meet these requirements.

If we are not able to replace reserves, we may not be able to sustain production.

Our future success depends largely upon our ability to find, develop or acquire additional natural gas and oil reserves that are economically recoverable. Unless we replace the reserves we produce through successful development, exploration or acquisition activities, our proved reserves and production will decline over time. In addition, approximately 33% of our total estimated proved reserves (by volume) at December 31, 2008 were undeveloped. By their nature, estimates of undeveloped reserves are less certain. Recovery of such reserves will require significant capital expenditures and successful drilling operations. Our reserve estimates reflect that our production rate on producing properties will decline approximately 29% from 2009 to 2010. Thus, our future natural gas and oil reserves and production and, therefore, our cash flow and income are highly dependent on our success in efficiently developing and exploiting our current reserves and economically finding or acquiring additional recoverable reserves.

The actual quantities and present value of our proved reserves may prove to be lower than we have estimated.

This report contains estimates of our proved reserves and the estimated future net revenues from our proved reserves. These estimates are based upon various assumptions, including assumptions required by the SEC relating to natural gas and oil prices, drilling and operating expenses, capital expenditures, taxes and availability of funds. The process of estimating natural gas and oil reserves is complex. The process involves significant decisions and assumptions in the evaluation of available geological, geophysical, engineering and economic data for each reservoir. Therefore, these estimates are inherently imprecise.

Actual future production, natural gas and oil prices, revenues, taxes, development expenditures, operating expenses and quantities of recoverable natural gas and oil reserves most likely will vary from these estimates. Such variations may be significant and could materially affect the estimated quantities and present value of our proved reserves. In addition, we may adjust estimates of proved reserves to reflect production history, results of exploration and development drilling, prevailing natural gas and oil prices and other factors, many of which are beyond our control. Our properties may also be susceptible to hydrocarbon drainage from production by operators on adjacent properties.

At December 31, 2008, approximately 33% of our estimated proved reserves (by volume) were undeveloped. Recovery of undeveloped reserves requires significant capital expenditures and successful drilling operations. These reserve estimates include the assumption that we will make significant capital expenditures to develop the reserves, including approximately $925 million in 2009. You should be aware that the estimated costs may not be accurate, development may not occur as scheduled and results may not be as estimated.

You should not assume that the present values referred to in this report represent the current market value of our estimated natural gas and oil reserves. In accordance with SEC requirements, the estimates of our present values are based on prices and costs as of the date of the estimates. The December 31, 2008 present value is based on weighted average natural gas and oil wellhead prices of $5.12 per mcf of natural gas and $41.60 per barrel of oil. Actual future prices and costs may be materially higher or lower than the prices and costs as of the date of an estimate.

Any changes in consumption by natural gas and oil purchasers or in governmental regulations or taxation will also affect actual future net cash flows.

The timing of both the production and the expenses from the development and production of natural gas and oil properties will affect both the timing of actual future net cash flows from our proved reserves and their present value. In addition, the 10% discount factor, which is required by the SEC to be used in calculating discounted future net cash flows for reporting purposes, is not necessarily the most accurate discount factor. The effective interest rate at various times and the risks associated with our business or the natural gas and oil industry in general will affect the accuracy of the 10% discount factor.

Exploration and development drilling may not result in commercially productive reserves.

We do not always encounter commercially productive reservoirs through our drilling operations. The new wells we drill or participate in may not be productive and we may not recover all or any portion of our investment in new wells. The seismic data and other technologies we use do not allow us to know conclusively prior to drilling a well that oil or natural gas is present or may be produced economically. The cost of drilling, completing and operating a well is often uncertain, and cost factors can adversely affect the economics of a project. Our efforts will be unprofitable if we drill dry wells or wells that are productive but do not produce enough reserves to return a profit after drilling, operating and other costs. Further, our drilling operations may be curtailed, delayed or canceled as a result of a variety of factors, including:

- increases in the cost of, or shortages or delays in the availability of, drilling rigs and equipment;
- unexpected drilling conditions;
- restricted access to land for drilling or laying pipeline;
- pressure or irregularities in formations;
- equipment failures or accidents;
- adverse weather conditions; and
- compliance with environmental and other governmental requirements.

Drilling results in our newer shale plays, primarily the Haynesville and Marcellus Shales, may be more uncertain than in shale plays that are more developed and have longer established production histories, such as the Barnett and Fayetteville Shales. Our experience with horizontal drilling in the Haynesville and Marcellus Shales, as well as the industry's drilling and production history, is more limited than in the Barnett and Fayetteville Shale plays. Completion techniques that have proven to be successful in other shale formations to maximize recoveries are being used in the early development of the Haynesville and Marcellus Shales; however, we can provide no assurance of the ultimate success of these drilling and completion techniques.

Certain of our undeveloped leasehold acreage is subject to leases that will expire over the next several years unless production is established on units containing the acreage.

As of December 31, 2008, we had leases on approximately 0.46 million and 1.25 million net acres, respectively, in the Haynesville and Marcellus Shale areas. A sizeable portion of this acreage is not currently held by production. Unless production in paying quantities is established on units containing these leases during their terms, the leases will expire. If our leases expire and we are unable to renew the leases, we will lose our right to develop the related properties. Our drilling plans for these areas are subject to change based upon various factors, including drilling results, natural gas and oil prices, the availability and cost of capital, drilling and production costs, availability of drilling services and equipment, gathering system and pipeline transportation constraints, and regulatory approvals.

Our hedging activities may reduce the realized prices received for our natural gas and oil sales and require us to provide collateral for hedging liabilities.

In order to manage our exposure to price volatility in marketing our natural gas and oil, we enter into natural gas and oil price risk management arrangements for a portion of our expected production. Commodity price hedging may limit the prices we actually realize and therefore reduce natural gas and oil revenues in the future. Our commodity hedging activities will impact our earnings in various ways, including recognition of certain mark-to-market gains and losses on derivative instruments. The fair value of our natural gas and oil derivative instruments can fluctuate significantly between periods. In addition, our commodity price risk management transactions may expose us to the risk of financial loss in certain circumstances, including instances in which:

- our production is less than expected;
- there is a widening of price differentials between delivery points for our production and the delivery point assumed in the hedge arrangement; or
- the counterparties to our contracts fail to perform under the contracts.

All but three of our commodity price risk management counterparties require us to provide assurances of performance in the event that the counterparties' mark-to-market exposure to us exceeds certain levels. Most of these arrangements allow us to minimize the potential liquidity impact of significant mark-to-market fluctuations by making collateral allocations from our revolving bank credit facility or directly pledging natural gas and oil properties, rather than posting cash or letters of credit with the counterparties. Future collateral requirements are uncertain, however, and will depend on the arrangements with our counterparties and highly volatile natural gas and oil prices.

Acquisitions may prove to be worth less than we paid because of uncertainties in evaluating recoverable reserves and potential liabilities and market forces may change expected economics of acquisitions.

Our growth during the past few years is due in large part to acquisitions of exploration and production companies, producing properties and undeveloped leasehold. Successful acquisitions require an assessment of a number of factors, including estimates of recoverable reserves, exploration potential, future natural gas and oil prices, operating costs and potential environmental and other liabilities. Such assessments are inexact and their accuracy is inherently uncertain. In connection with our assessments, we perform a review of the acquired properties which we believe is generally consistent with industry practices. However, such a review will not reveal all existing or potential problems. In addition, our review may not permit us to become sufficiently familiar with the properties to fully assess their deficiencies and capabilities. We do not inspect every well. Even when we inspect a well, we do not always discover structural, subsurface and environmental problems that may exist or arise. As a result of these factors, the purchase price we pay to acquire natural gas and oil properties may exceed the value we realize. We are generally not entitled to contractual indemnification for preclosing liabilities, including environmental liabilities. Normally, we acquire interests in properties on an "as is" basis with limited remedies for breaches of representations and warranties. When we make entity acquisitions, we may have transferee liability that is not fully indemnified. The company currently is a defendant in cases involving acquired companies where we may have no, or only limited, indemnification rights. In any such actions we could incur significant liability.

Finally, market forces beyond our control may change the expected economics of acquisitions. Due to the current financial crisis, decreases in natural gas prices and concerns about an oversupply of natural gas in the U.S., for example, market prices for undeveloped natural gas leasehold declined considerably during the second half of 2008. As a result, we have not closed on pending transactions with several significant Haynesville Shale mineral or leasehold owners and instead are seeking to acquire their interests at reduced prices. We have reached agreement with some of these owners and are still negotiating with others, including owners that have filed lawsuits against us alleging enforceable contracts providing for lease bonus payments above current market prices.

Lower natural gas and oil prices could negatively impact our ability to borrow.

Our revolving bank credit facility limits our borrowings to the lesser of the borrowing base and the total commitments. Currently both are $3.5 billion, although one lender, Lehman Brothers Commercial Bank, has not funded its share (2.1%) of our borrowings under the facility beginning in the third quarter of 2008, and we do not expect that it would fund any future borrowings. The borrowing base is determined periodically at the discretion of the banks and is based in part on natural gas and oil prices. Additionally, some of our indentures contain covenants limiting our ability to incur indebtedness in addition to that incurred under our revolving bank credit facility. These indentures limit our ability to incur additional indebtedness unless we meet one of two alternative tests. The first alternative is based on our adjusted consolidated net tangible assets (as defined in all of our indentures), which is determined using discounted future net revenues from proved natural gas and oil reserves as of the end of each year. The second alternative is based on the ratio of our adjusted consolidated EBITDA (as defined in the relevant indentures) to our adjusted consolidated interest expense (as defined in the relevant indentures) over a trailing twelve-month period. Currently, we are permitted to incur additional indebtedness under both debt incurrence tests. Lower natural gas and oil prices in the future could reduce our adjusted consolidated EBITDA, as well as our adjusted consolidated net tangible assets, and thus could reduce our ability to incur additional indebtedness.

Natural gas and oil drilling and producing operations can be hazardous and may expose us to environmental liabilities.

Natural gas and oil operations are subject to many risks, including well blowouts, cratering and explosions, pipe failures, fires, formations with abnormal pressures, uncontrollable flows of oil, natural gas, brine or well fluids, and other environmental hazards and risks. Our drilling operations involve risks from high pressures and from mechanical difficulties such as stuck pipes, collapsed casings and separated cables. If any of these risks occurs, we could sustain substantial losses as a result of:

- injury or loss of life;
- severe damage to or destruction of property, natural resources or equipment;
- pollution or other environmental damage;
- clean-up responsibilities;
- regulatory investigations and administrative, civil and criminal penalties; and
- injunctions resulting in limitation or suspension of operations.

There is inherent risk of incurring significant environmental costs and liabilities in our exploration and production operations due to our generation, handling, and disposal of materials, including wastes and petroleum hydrocarbons. We may incur joint and several, strict liability under applicable U.S. federal and state environmental laws in connection with releases of petroleum hydrocarbons and other hazardous substances at, on, under or from our leased or owned properties, some of which have been used for natural gas and oil exploration and production activities for a number of years, often by third parties not under our control. For our non-operated properties, we are dependent on the operator for operational and regulatory compliance. While we may maintain insurance against some, but not all, of the risks described above, our insurance may not be adequate to cover casualty losses or liabilities, and our insurance does not cover penalties or fines that may be assessed by a governmental authority. Also, in the future we may not be able to obtain insurance at premium levels that justify its purchase.

In addition, studies have suggested that emissions of certain gases, commonly referred to as "greenhouse gases", may be impacting the Earth's climate. Methane, a primary component of natural gas, and carbon dioxide, a byproduct of the burning of natural gas, are examples of greenhouse gases. The U.S. Congress and various states have been evaluating climate-related legislation and other regulatory initiatives that would restrict emissions of greenhouse gases in areas in which we conduct business. Such restrictions may have an effect on demand for our products, particularly because natural gas is viewed by many as a readily available replacement for more carbon intensive sources of energy. Likewise, such restrictions may result in additional compliance obligations with respect to the release, capture and use of carbon dioxide that could have an adverse effect on our operations.

It is customary in our industry to use hydraulic fracturing – a process that creates a fracture extending from the well bore in a rock formation – to enable gas or oil to move more easily through the rock pores to a production well. Fractures are typically created through the injection of water and chemicals into the rock formation. Legislative and regulatory efforts at the federal level and in some states have been made to render permitting and compliance requirements more stringent for hydraulic fracturing. Such efforts could have an adverse effect on our operations.

Our ability to sell natural gas and/or receive market prices for our natural gas may be adversely affected by pipeline and gathering system capacity constraints and various transportation interruptions.

If drilling in the Haynesville and Marcellus Shales continues to be successful, the amount of natural gas being produced by us and others could exceed the capacity of the various gathering and intrastate or interstate transportation pipelines currently available in these areas. If this occurs, it will be necessary for new pipelines and gathering systems to be built. Because of the current economic climate, certain pipeline projects that are planned for the Haynesville and Marcellus Shale areas may not occur for lack of financing. In addition, capital constraints could limit our ability to build intrastate gathering systems necessary to transport our gas to interstate pipelines. In such event, we might have to shut in our wells awaiting a pipeline connection or capacity and/or sell natural gas production at significantly lower prices than those quoted on NYMEX or than we currently project, which would adversely affect our results of operations.

A portion of our natural gas and oil production in any region may be interrupted, or shut in, from time to time for numerous reasons, including as a result of weather conditions, accidents, loss of pipeline or gathering system access, field labor issues or strikes, or we might voluntarily curtail production in response to market conditions. If a substantial amount of our production is interrupted at the same time, it could temporarily adversely affect our cash flow.

ITEM 1B. *Unresolved Staff Comments*

None.

ITEM 2. *Properties*

Information regarding our properties is included in Item 1 and in Note 10 of the notes to our consolidated financial statements included in Item 8 of this report.

ITEM 3. *Legal Proceedings*

Litigation

We are involved in various disputes incidental to our business operations, including claims from royalty owners regarding volume measurements, post-production costs and prices for royalty calculations. In *Tawney, et al. v. Columbia Natural Resources, Inc.*, Chesapeake's wholly-owned subsidiary Chesapeake Appalachia, L.L.C., formerly known as Columbia Natural Resources, LLC (CNR), is a defendant in a class action lawsuit filed in

2003 in the Circuit Court for Roane County, West Virginia by royalty owners. The plaintiffs allege that CNR underpaid royalties by improperly deducting post-production costs, failing to pay royalty on total volumes of natural gas produced and not paying a fair value for the natural gas produced from their leases. The plaintiff class consists of West Virginia royalty owners receiving royalties after July 31, 1990 from CNR. Chesapeake acquired CNR in November 2005, and its seller acquired CNR in 2003 from NiSource Inc. NiSource, a co-defendant in the case, indemnified Chesapeake against underpayment claims based on the use of fixed prices for natural gas production sold under certain forward sale contracts and other claims with respect to CNR's operations prior to September 2003.

On January 27, 2007, the Circuit Court jury returned a verdict against the defendants of $404 million, consisting of $134 million in compensatory damages and $270 million in punitive damages. The jury found fraudulent conduct by the defendants with respect to the sales prices used to calculate royalty payments and with respect to the failure of CNR to disclose post-production deductions. The defendants appealed the judgment and on May 22, 2008, the West Virginia Supreme Court of Appeals refused to hear the appeal. On October 22, 2008, the parties in the *Tawney* matter entered into a settlement agreement providing for the establishment of a settlement fund of $380 million. The Circuit Court for Roane County, West Virginia approved the settlement following a fairness hearing on November 22, 2008, and entered an order to discharge the judgment on January 21, 2009. Chesapeake's share of the settlement fund was approximately $41 million, which amount had previously been fully reserved. The Circuit Court retains continuing jurisdiction over the case during the claims administration process in which the settlement amount is distributed to the members of the plaintiff class.

Chesapeake is subject to other legal proceedings and claims which arise in the ordinary course of business. In our opinion, the final resolution of these proceedings and claims will not have a material effect on the company.

ITEM 4. ***Submission of Matters to a Vote of Security Holders***

Not applicable.

PART II

ITEM 5. *Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities*

Price Range of Common Stock

Our common stock trades on the New York Stock Exchange under the symbol "CHK". The following table sets forth, for the periods indicated, the high and low sales prices per share of our common stock as reported by the New York Stock Exchange:

	Common Stock	
	High	Low
Year ended December 31, 2008:		
Fourth Quarter	$35.46	$ 9.84
Third Quarter	74.00	31.15
Second Quarter	68.10	45.25
First Quarter	49.87	34.42
Year ended December 31, 2007:		
Fourth Quarter	$41.19	$34.90
Third Quarter	37.55	31.38
Second Quarter	37.75	30.88
First Quarter	31.83	27.27

At February 26, 2009, there were approximately 2,025 holders of record of our common stock and 455,500 approximately beneficial owners.

Dividends

The following table sets forth the amount of dividends per share declared on Chesapeake common stock during 2008 and 2007:

	2008	2007
Fourth Quarter	$ 0.075	$0.0675
Third Quarter	0.075	0.0675
Second Quarter	0.075	0.0675
First Quarter	0.0675	0.06

While we expect to continue to pay dividends on our common stock, the payment of future cash dividends is subject to the discretion of our Board of Directors and will depend upon, among other things, our financial condition, our funds from operations, the level of our capital and development expenditures, our future business prospects, contractual restrictions and other factors considered relevant by the Board of Directors.

In addition, our revolving bank credit facility and the indentures governing certain of our outstanding senior notes contain restrictions on our ability to declare and pay cash dividends. Under the revolving bank credit facility and these indentures, we may not pay any cash dividends on our common or preferred stock if an event of default has occurred. These indentures further restrict cash dividends if we have not met one of the two debt incurrence tests set forth in the indentures, or if immediately after giving effect to the dividend payment, we have paid total dividends and made other restricted payments in excess of the permitted amounts. As of December 31, 2008, our coverage ratio for purposes of the debt incurrence test under the relevant indentures was 8.7 to 1, compared to a minimum of 2.25 to 1 required in such indentures. Our adjusted consolidated net tangible assets exceeded 200% of our total indebtedness, as required by the second debt incurrence test in these indentures, by approximately $1.0 billion.

The certificates of designation for our 5.00% Cumulative Convertible Preferred Stock (Series 2005), our 4.50% Cumulative Convertible Preferred Stock, our 5.00% Cumulative Convertible Preferred Stock (Series 2005B), our 4.125% Cumulative Convertible Preferred Stock and our 6.25% Mandatory Convertible Preferred Stock prohibit payment of cash dividends on our common stock unless we have declared and paid (or set apart for payment) full accumulated dividends on such series of our preferred stock.

Purchases of Common Stock

The following table presents information about repurchases of our common stock during the three months ended December 31, 2008:

Period	Total Number of Shares Purchased (a)	Average Price Paid Per Share (a)	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number of Shares That May Yet Be Purchased Under the Plans or Programs (b)
October 1, 2008 through October 31, 2008	24,174	$22.388	—	—
November 1, 2008 through November 30, 2008	15,976	$20.658	—	—
December 1, 2008 through December 31, 2008	5,385	$15.829	—	—
Total	45,535	$21.005	—	—

(a) Includes the deemed surrender to the company of 5,868 shares of common stock to pay the exercise price in connection with the exercise of employee stock options and the surrender to the company of 39,667 shares of common stock to pay withholding taxes in connection with the vesting of employee restricted stock.

(b) We make matching contributions to our 401(k) plan and deferred compensation plan using Chesapeake common stock which is held in treasury or is purchased by the respective plan trustees in the open market. The plans contain no limitation on the number of shares that may be purchased for purposes of the company contributions. There are no other repurchase plans or programs currently authorized by the Board of Directors.

ITEM 6. *Selected Financial Data*

The following table sets forth selected consolidated financial data of Chesapeake for the years ended December 31, 2008, 2007, 2006, 2005 and 2004. The data are derived from our audited consolidated financial statements revised to reflect the reclassification of certain items. Changes in annual average natural gas and oil prices and increased production from drilling and acquisition activity in recent years have impacted comparability between years. See Note 10 of the notes to our consolidated financial statements. The table should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements, including the notes, appearing in Items 7 and 8 of this report.

	Years Ended December 31,				
	2008	2007	2006	2005	2004
	($ in millions, except per share data)				
Statement of Operations Data:					
Revenues:					
Natural gas and oil sales	$ 7,858	$ 5,624	$ 5,619	$ 3,273	$1,936
Natural gas and oil marketing sales	3,598	2,040	1,577	1,392	773
Service operations revenue	173	136	130	—	—
Total revenues	11,629	7,800	7,326	4,665	2,709
Operating costs:					
Production expenses	889	640	490	317	205
Production taxes	284	216	176	208	104
General and administrative expenses	377	243	139	64	37
Natural gas and oil marketing expenses	3,505	1,969	1,522	1,358	755
Service operations expense	143	94	68	—	—
Natural gas and oil depreciation, depletion and amortization	1,970	1,835	1,359	894	582
Depreciation and amortization of other assets	177	154	104	51	29
Impairment of natural gas and oil properties and other fixed assets	2,830	—	—	—	—
Employee retirement expense	—	—	55	—	—
Provision for legal settlements	—	—	—	—	5
Total operating costs	10,175	5,151	3,913	2,892	1,717
Income from operations	1,454	2,649	3,413	1,773	992
Other income (expense):					
Interest and other income	(11)	15	26	10	5
Interest expense	(314)	(406)	(301)	(220)	(167)
Gain (loss) on repurchases or exchanges of Chesapeake debt	237	—	—	(70)	(25)
Impairment of investments	(180)	—	—	—	—
Gain on sale of investments	—	83	117	—	—
Total other income (expense)	(268)	(308)	(158)	(280)	(187)
Income before income taxes and cumulative effect of accounting change	1,186	2,341	3,255	1,493	805
Income tax expense:					
Current	423	29	5	—	—
Deferred	40	861	1,247	545	290
Total income tax expense	463	890	1,252	545	290
Net Income	723	1,451	2,003	948	515
Preferred stock dividends	(33)	(94)	(89)	(42)	(40)
Loss on conversion/exchange of preferred stock	(67)	(128)	(10)	(26)	(36)
Net income available to common shareholders	$ 623	$ 1,229	$ 1,904	$ 880	$ 439
Earnings per common share:					
Basic	$ 1.16	$ 2.69	$ 4.78	$ 2.73	$ 1.73
Assuming dilution	$ 1.14	$ 2.62	$ 4.35	$ 2.51	$ 1.53
Cash dividends declared per common share	$0.2925	$0.2625	$ 0.23	$ 0.195	$ 0.17
Cash Flow Data:					
Cash provided by operating activities	$ 5,236	$ 4,932	$ 4,843	$ 2,407	$1,432
Cash used in investing activities	9,844	7,922	8,942	6,921	3,381
Cash provided by financing activities	6,356	2,988	4,042	4,567	1,915
Balance Sheet Data (at end of period):					
Total assets	$38,444	$30,734	$24,417	$16,118	$8,245
Long-term debt, net of current maturities	14,184	10,950	7,376	5,490	3,075
Stockholders' equity	16,297	12,130	11,251	6,174	3,163

ITEM 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations*

Financial Data

The following table sets forth certain information regarding the production volumes, natural gas and oil sales, average sales prices received, other operating income and expenses for the periods indicated:

	Years Ended December 31,		
	2008	2007	2006
Net Production:			
Natural gas (mmcf)	775,424	654,969	526,459
Oil (mbbls)	11,220	9,882	8,654
Natural gas equivalent (mmcfe)	842,744	714,261	578,383
Natural Gas and Oil Sales ($ in millions):			
Natural gas sales	$ 6,003	$ 4,117	$ 3,343
Natural gas derivatives – realized gains (losses)	267	1,214	1,269
Natural gas derivatives – unrealized gains (losses)	521	(139)	467
Total natural gas sales	6,791	5,192	5,079
Oil sales	1,066	678	527
Oil derivatives – realized gains (losses)	(275)	(11)	(15)
Oil derivatives – unrealized gains (losses)	276	(235)	28
Total oil sales	1,067	432	540
Total natural gas and oil sales	$ 7,858	$ 5,624	$ 5,619
Average Sales Price (excluding gains (losses) on derivatives):			
Natural gas ($ per mcf)	$ 7.74	$ 6.29	$ 6.35
Oil ($ per bbl)	$ 95.04	$ 68.64	$ 60.86
Natural gas equivalent ($ per mcfe)	$ 8.39	$ 6.71	$ 6.69
Average Sales Price (excluding unrealized gains (losses) on derivatives):			
Natural gas ($ per mcf)	$ 8.09	$ 8.14	$ 8.76
Oil ($ per bbl)	$ 70.48	$ 67.50	$ 59.14
Natural gas equivalent ($ per mcfe)	$ 8.38	$ 8.40	$ 8.86
Other Operating Income (a) ($ in millions):			
Natural gas and oil marketing	$ 93	$ 71	$ 55
Service operations	$ 30	$ 42	$ 62
Other Operating Income (a) ($ per mcfe):			
Natural gas and oil marketing	$ 0.11	$ 0.10	$ 0.09
Service operations	$ 0.04	$ 0.06	$ 0.11
Expenses ($ per mcfe):			
Production expenses	$ 1.05	$ 0.90	$ 0.85
Production taxes	$ 0.34	$ 0.30	$ 0.31
General and administrative expenses	$ 0.45	$ 0.34	$ 0.24
Natural gas and oil depreciation, depletion and amortization	$ 2.34	$ 2.57	$ 2.35
Depreciation and amortization of other assets	$ 0.21	$ 0.22	$ 0.18
Interest expense (b)	$ 0.27	$ 0.51	$ 0.52
Interest Expense ($ in millions):			
Interest expense	$ 235	$ 365	$ 301
Interest rate derivatives – realized (gains) losses	(6)	1	2
Interest rate derivatives – unrealized (gains) losses	85	40	(2)
Total interest expense	$ 314	$ 406	$ 301
Net Wells Drilled	1,733	1,919	1,449
Net Producing Wells as of the End of Period	22,813	21,404	19,079

(a) Includes revenue and operating costs and excludes depreciation and amortization of other assets.

(b) Includes the effects of realized gains (losses) from interest rate derivatives, but excludes the effects of unrealized gains (losses) and is net of amounts capitalized.

We manage our business as three separate operational segments: exploration and production; marketing; and service operations, which is comprised of our wholly-owned drilling and trucking operations. We refer you to Note 14 of the notes to our consolidated financial statements appearing in Item 8 of this report, which summarizes by segment our net income and capital expenditures for 2008, 2007 and 2006 and our assets as of December 31, 2008, 2007 and 2006.

Executive Summary

We are the largest independent producer of natural gas in the United States. We own interests in approximately 41,200 producing oil and natural gas wells that are currently producing approximately 2.3 bcfe per day, 92% of which is natural gas. Our strategy is focused on discovering, acquiring and developing conventional and unconventional natural gas reserves onshore in the U.S., primarily in the "Big 4" natural gas shale plays: the Barnett Shale in the Fort Worth Basin of north-central Texas, the Haynesville Shale in the Ark-La-Tex area of northwestern Louisiana and East Texas, the Fayetteville Shale in the Arkoma Basin of central Arkansas and the Marcellus Shale in the northern Appalachian Basin of West Virginia, Pennsylvania and New York. We also have substantial operations in various other plays, both conventional and unconventional, in the Mid-Continent, Appalachian Basin, Permian Basin, Delaware Basin, South Texas, Texas Gulf Coast and Ark-La-Tex regions of the United States.

During 2008, Chesapeake continued the industry's most active drilling program drilling 1,819 gross (1,491 net) operated wells and participating in another 1,857 gross (242 net) wells operated by other companies. The company's drilling success rate was 99% for company-operated wells and 98% for non-operated wells. Also during 2008, we invested $5.043 billion in operated wells (using an average of 145 operated rigs) and $754 million in non-operated wells (using an average of 110 non-operated rigs) for total drilling, completing and equipping costs of $5.797 billion.

Chesapeake began 2008 with estimated proved reserves of 10.879 tcfe and ended the year with 12.051 tcfe, an increase of 1.172 tcfe, or 11%. During 2008, we replaced 843 bcfe of production with an internally estimated 2.015 tcfe of new proved reserves, for a reserve replacement rate of 239%. Reserve replacement through the drillbit was 2.545 tcfe, or 302% of production, including 1.248 tcfe of positive performance revisions and 298 bcfe of negative revisions resulting from natural gas and oil price decreases between December 31, 2007 and December 31, 2008. Reserve replacement through the acquisition of proved reserves was 172 bcfe. During 2008, we divested 702 bcfe of estimated proved reserves. Our annual decline rate on producing properties is projected to be 29% from 2009 to 2010, 18% from 2010 to 2011, 14% from 2011 to 2012, 11% from 2012 to 2013 and 9% from 2013 to 2014. Our percentage of proved undeveloped reserve additions to total proved reserve additions was approximately 2% in 2008, 29% in 2007 and 38% in 2006. Based on our current drilling schedule and budget, we expect that virtually all of the proved undeveloped reserves added in 2008 will begin producing within the next three to five years. Generally, proved developed reserves are producing at the time they are added or will begin producing within one year.

Since 2000, Chesapeake has invested $12.6 billion in new leasehold (net of divestitures) and 3-D seismic acquisitions and now owns the largest combined inventories of onshore leasehold (15 million net acres) and 3-D seismic (22 million acres) in the U.S. On this leasehold, the company has approximately 36,000 net drillsites representing more than a 10-year inventory of drilling projects.

Business Strategy

Our exploration, development and acquisition activities require us to make substantial operating and capital expenditures. Through the middle of 2008, we increased our capital expenditure budget for 2008 and 2009 several times in response to higher leasehold acquisition costs and in order to accelerate leasehold acquisition and drilling in the Haynesville Shale and other plays. During the second half of 2008, in response to a significant decrease in natural gas prices, deteriorating global economic conditions and outlook and concerns about a potential oversupply of natural gas in the U.S. market, we significantly reduced our planned capital expenditures through year-end 2010 in order to bring our planned operating and capital expenditures within our anticipated internally generated cash flow. Our current budgeted capital expenditures for drilling, leasehold and producing property acquisitions, geophysical costs, and additions to midstream, compression and other property and equipment are $4.150 billion to $4.675 billion in 2009 and $4.550 billion to $5.175 billion in 2010.

Cash flow from operations is our primary source of liquidity used to fund operating expenses and capital expenditures. Our $3.5 billion revolving bank credit facility and our $460 million midstream revolving bank credit facility, discussed more fully below, provide us with additional liquidity. In response to the difficulties faced by several financial institutions and to ensure we had ample liquidity available, we borrowed the remaining capacity under our revolving bank credit facility at the end of the third quarter of 2008. As a result, we had borrowings of $3.474 billion and letters of credit of $15 million outstanding under that facility as of December 31, 2008. As of December 31, 2008, we had borrowings of $460 million under the midstream credit facility.

During 2008, we relied on capital markets financings and asset monetization transactions, such as sales of producing properties, undeveloped acreage and non-strategic assets, joint venture arrangements and volumetric production payment, or VPP, transactions to provide us with additional capital. Since March 31, 2008, these types of transactions have provided approximately $12.1 billion of new capital, and up to $4.6 billion of our future drilling and completion costs in the Haynesville, Fayetteville and Marcellus Shales will be funded by our joint venture partners. These transactions are summarized below:

- From April through July of 2008, we issued 51.75 million shares of our common stock, $800 million of our 7.25% Senior Notes due 2018 and $1.380 billion of our 2.25% Contingent Convertible Senior Notes due 2038, resulting in aggregate net proceeds to us of $4.734 billion. The availability of any additional capital from the public or private markets is uncertain at this time.
- In May, August and December of 2008, we completed three separate VPP transactions involving approximately 285 bcfe of proved reserves and net production (at the time of sale) of 153 mmcfe per day from wells in Texas, Oklahoma and Kansas, resulting in aggregate net proceeds to us of $1.6 billion.
- In July of 2008, we entered into a joint venture with Plains Exploration & Production Company to develop our Haynesville Shale leasehold, under the terms of which (1) Plains acquired a 20% interest in our approximately 550,000 net acres of Haynesville Shale leasehold for $1.65 billion in cash, (2) Plains agreed to fund 50% of our 80% share of the costs associated with drilling and completing future Haynesville Shale joint venture wells over a multi-year period, up to an additional $1.65 billion and (3) Plains will have the right to a 20% participation in any additional leasehold we acquire in the Haynesville Shale. Subsequently, in February 2009, we amended the joint venture to provide Plains a one-time option in June 2010 to reduce its obligation to fund our drilling and completion costs by $800 million in exchange for assigning us 50% of its interest in the Haynesville joint venture properties.
- In August of 2008, we sold 90,000 net acres of leasehold and producing natural gas properties with net production (at the time of sale) of 50 mmcfe per day in the Arkoma Basin Woodford Shale play in Oklahoma to BP America Inc. for $1.7 billion in cash.
- In September of 2008, we entered into a joint venture with BP America Inc. to develop our Fayetteville Shale leasehold, under the terms of which (1) BP acquired a 25% interest in our approximately 540,000 net acres of Fayetteville Shale leasehold for $1.1 billion in cash, (2) BP agreed to fund 100% of our 75% share of the costs associated with drilling and completing future Fayetteville Shale joint venture wells over a multi-year period, up to an additional $800 million and (3) BP will have the right to a 25% participation in any additional leasehold we acquire in the Fayetteville Shale.
- In November of 2008, we entered into a joint venture with a U.S. subsidiary of StatoilHydro ASA, under the terms of which StatoilHydro acquired a 32.5% interest in our approximately 1.8 million net acres of Marcellus Shale leasehold for $1.25 billion in cash, (2) StatoilHydro agreed to fund 75% of

our 67.5% share of the costs associated with drilling and completing future Marcellus Shale joint venture wells over a multi-year period, up to an additional $2.125 billion and (3) StatoilHydro will have the right to a 32.5% participation in any additional leasehold we acquire in the Marcellus Shale. Additionally, Chesapeake and StatoilHydro are evaluating opportunities for an international strategic alliance to jointly explore unconventional natural gas opportunities worldwide.

During the fourth quarter of 2008, we privately exchanged $765 million in aggregate principal amount of our 2.75% Contingent Convertible Senior Notes due 2035, our 2.50% Contingent Convertible Senior Notes due 2037 and our 2.25% Contingent Convertible Senior Notes due 2038 for an aggregate of 23,913,203 shares of our common stock. Our net debt as a percentage of total capitalization (total capitalization is the sum of net debt less cash on hand and stockholders' equity) was 43% as of December 31, 2008 and 47% as of December 31, 2007. The average maturity of our long-term debt as of December 31, 2008 was over eight years with an average interest rate of approximately 5.6%. No scheduled principal payments are required under our senior notes until 2013 when $864 million is due.

We plan to continue to evaluate asset monetization transactions in order to create additional value from our proved and unproved properties and to increase our financial flexibility. Management believes that our leasehold and development joint ventures and various asset monetization programs benefit the company by improving our asset base, reducing our financial risk, decreasing our DD&A rate and increasing our profitability per unit of production, thereby increasing our returns on capital and advancing future value creation. We may also consider alternative sources of public or private investment in the company or its subsidiaries. While we believe that our anticipated internally generated cash flow, cash resources and other sources of liquidity will allow us to fully fund our 2009 and 2010 operating and capital expenditure requirements, further deterioration of the economy and other factors could require us to fund these expenditures from monetization transactions or further curtail our spending.

Liquidity and Capital Resources

Sources and Uses of Funds

Cash flow from operations is a significant source of liquidity used to fund operating expenses and capital expenditures. Cash provided by operating activities was $5.236 billion in 2008, compared to $4.932 billion in 2007 and $4.843 billion in 2006. The $304 million increase from 2007 to 2008 was primarily due to higher volumes of natural gas and oil production. The $89 million increase from 2006 to 2007 was primarily due to higher volumes of natural gas and oil production. Changes in cash flow from operations are largely due to the same factors that affect our net income, excluding non-cash items, such as depreciation, depletion and amortization, deferred income taxes and unrealized gains and (losses) on derivatives. See the discussion below under *Results of Operations*.

Changes in market prices for natural gas and oil directly impact the level of our cash flow from operations. To mitigate the risk of declines in natural gas or oil prices and to provide more predictable future cash flow from operations, we currently have hedged through swaps and collars 78% of our expected remaining natural gas and oil production in 2009 and 48% of our expected natural gas and oil production in 2010 at average prices of $7.71 and $9.02 per mcfe, respectively. Our natural gas and oil hedges as of December 31, 2008 are detailed in Item 7A of this report. Depending on changes in natural gas and oil futures markets and management's view of underlying natural gas and oil supply and demand trends, we may increase or decrease our current hedging positions.

As of December 31, 2008, we had a net natural gas and oil derivative asset of $1.305 billion. We have arrangements with our hedging counterparties that allow us to minimize the potential liquidity impact of significant mark-to-market fluctuations in the value of our natural gas and oil hedges by making collateral allocations from our bank credit facility or directly pledging natural gas and oil properties, rather than posting cash or letters of credit with the counterparties.

Our $3.5 billion bank credit facility, our $460 million midstream bank credit facility and cash and cash equivalents are other sources of liquidity. Following the February 2009 issuance of $1.425 billion of 9.5% Senior Notes due 2015, there was as of February 26, 2009 $1.864 billion of borrowing capacity available under the revolving bank credit facility and $36 million of borrowing capacity under the midstream credit facility. We use the facilities and cash on hand to fund daily operating activities and acquisitions as needed. We borrowed $13.3 billion and repaid $11.3 billion in 2008, we borrowed $7.9 billion and repaid $6.2 billion in 2007, and we borrowed $8.4 billion and repaid $8.3 billion in 2006 under our bank credit facilities. A substantial portion of our natural gas and oil properties are not currently pledged under debt or hedging arrangements and therefore are available to be pledged as additional collateral under our revolving bank credit facility if needed based on our periodic borrowing base and collateral redeterminations. Accordingly, we believe our borrowing capacity will not be reduced associated with such periodic redeterminations.

On April 2, 2008, we issued 23 million shares of our common stock in a public offering at a price of $45.75 per share, and on July 15, 2008, we issued 28.75 million shares of common stock in a public offering at a price of $57.25 per share. On May 20, 2008 we completed public offerings of $800 million of our 7.25% Senior Notes due 2018 and $1.380 billion of our 2.25% Contingent Convertible Senior Notes due 2038. These four offerings resulted in aggregate net proceeds to us of approximately $4.734 billion, which we used to fund the redemption of our 7.75% Senior Notes due 2015 and to temporarily repay indebtedness outstanding under our revolving bank credit facility. The following table reflects the proceeds from sales of securities we issued in 2008, 2007 and 2006 (in millions):

	2008		2007		2006	
	Total Proceeds	Net Proceeds	Total Proceeds	Net Proceeds	Total Proceeds	Net Proceeds
Common stock	$2,698	$2,598	$ —	$ —	$1,800	$1,759
Contingent convertible senior notes	1,380	1,349	1,650	1,607	—	—
Senior notes	800	787	—	—	1,799	1,755
Convertible preferred stock	—	—	—	—	575	558
Total	$4,878	$4,734	$1,650	$1,607	$4,174	$4,072

In May 2008, we sold a portion of our proved reserves in certain producing assets in Texas, Oklahoma and Kansas in a VPP transaction for proceeds of approximately $616 million, net of transaction costs. We completed another VPP transaction in August 2008, when we sold a portion of our proved reserves in certain producing assets in the Anadarko Basin of Oklahoma for proceeds of approximately $594 million, net of transaction costs. Also, in December 2008, we sold certain long-lived producing assets in the Anadarko and Arkoma Basins in a VPP transaction for proceeds of approximately $412 million, net of transaction costs. Approximately, $43 million of the proceeds are being held in escrow until post-closing adjustments have been finalized. In August 2008, we sold leasehold and producing natural gas properties in the Arkoma Basin Woodford Shale play in Oklahoma for $1.7 billion in cash.

In the second half of 2008, the company entered into three joint venture arrangements covering three of the company's Big 4 shale plays. In the joint ventures, the company has collaborated with other leading energy companies to accelerate the development of the company's properties in the Haynesville Shale, the Fayetteville Shale and the Marcellus Shale. In total, we sold leasehold and producing property assets in which we had a cost basis of approximately $1.2 billion to these three joint venture partners for total cash consideration of $4.0 billion and up to $4.6 billion of future drilling cost carries while we retained a majority interest in each joint venture. The drilling cost carries of up to approximately $4.2 billion that remain unused as of December 31, 2008 will be extremely valuable in the years ahead by enabling the company to develop reserves in these joint venture shale plays at greatly reduced costs. We are also considering opportunities for other joint venture transactions to develop our properties.

Our primary use of funds is for capital expenditures related to exploration, development and acquisition of natural gas and oil properties. We refer you to the table under *Investing Activities* below, which sets forth the components of our natural gas and oil investing activities and other investing activities for 2008, 2007 and 2006.

We retain a significant degree of control over the timing of our capital expenditures which permits us to defer or accelerate certain capital expenditures if necessary to address any potential liquidity issues. In addition, higher drilling and field operating costs, drilling results that alter planned development schedules, acquisitions or other factors could cause us to revise our drilling program, which is largely discretionary.

We paid dividends on our common stock of $148 million, $115 million and $87 million in 2008, 2007 and 2006, respectively. The Board of Directors increased the quarterly dividend on common stock from $0.0675 to $0.075 per share beginning with the dividend paid in July 2008. Dividends paid on our preferred stock decreased to $35 million in 2008 from $95 million in 2007 and $88 million in 2006 as a result of conversions and exchanges of preferred stock into common stock during 2008 and 2007.

In 2008, holders of our 4.5% cumulative convertible preferred stock and our 5.0% (Series 2005B) cumulative preferred stock exchanged 891,100 shares and 3,654,385 shares for 2,227,750 shares and 10,443,642 shares of common stock, respectively, in privately negotiated exchanges. The exchanges resulted in a loss of $67 million. In 2007, holders of our 5.0% (Series 2005) cumulative convertible preferred stock and 6.25% mandatory convertible preferred stock exchanged 4,535,880 shares and 2,156,184 shares for 19,038,891 and 17,367,823 shares of common stock, respectively, in public exchange offers. The exchanges resulted in a loss $128 million.

We received $9 million, $15 million and $73 million from the exercise of employee and director stock options in 2008, 2007 and 2006, respectively. We paid $5 million, $0 and $86 million to purchase treasury stock in 2008, 2007 and 2006, respectively. Of these amounts, $5 million and $11 million were used to fund our matching contribution to our 401(k) and deferred compensation plans in 2008 and 2006, respectively. The remaining $75 million in 2006 was used to purchase shares of common stock to be used upon the exercise of stock options under certain stock option plans.

In 2008, 2007 and 2006, we paid $167 million, $91 million and $87 million, respectively, to settle a portion of the derivative liabilities assumed in our 2005 acquisition of Columbia Natural Resources, LLC.

SFAS 123(R) requires tax benefits resulting from stock-based compensation deductions in excess of amounts reported for financial reporting purposes to be reported as cash flows from financing activities. In 2008, 2007 and 2006, we reported a tax benefit from stock-based compensation of $43 million, $20 million and $88 million, respectively.

Outstanding payments from certain disbursement accounts in excess of funded cash balances where no legal right of set-off exists increased by $330 million, decreased by $98 million and increased by $70 million in 2008, 2007 and 2006, respectively. All disbursements are funded on the day they are presented to our bank using available cash on hand or draws on our revolving bank credit facility.

Credit Risk

A significant portion of our liquidity is concentrated in both cash and cash equivalents and derivative instruments. On December 31, 2008, our cash and cash equivalents were invested in money market funds with investment grade ratings. A significant portion of these funds was invested at the close of business on September 19, 2008, and is protected under the U.S. Treasury Department's Temporary Guarantee Program. The remaining funds were spread among several counterparties to mitigate risk.

Derivative instruments enable us to hedge a portion of our exposure to natural gas and oil prices and interest rate volatility. These arrangements expose us to credit risk from our counterparties. To mitigate this risk, we enter into derivative contracts only with investment grade rated counterparties deemed by management to be competent and competitive market makers and spread our instruments among multiple counterparties such that no single counterparty represents a material credit risk to the company. Recently there have been concerns about the ability of certain counterparties to continue to meet their financial obligations. We monitor the creditworthiness of all our counterparties and do not believe a failure by a counterparty would have a material negative impact on our liquidity.

Our accounts receivable are primarily from purchasers of natural gas and oil ($738 million at December 31, 2008) and exploration and production companies which own interests in properties we operate ($424 million at December 31, 2008). This industry concentration has the potential to impact our overall exposure to credit risk, either positively or negatively, in that our customers and joint working interest owners may be similarly affected by changes in economic, industry or other conditions. We generally require letters of credit or parental guarantees for receivables from parties which are judged to have sub-standard credit, unless the credit risk can otherwise be mitigated.

Investing Activities

Cash used in investing activities increased to $9.844 billion in 2008, compared to $7.922 billion in 2007 and $8.942 billion in 2006. We have continued our active drilling program and our acquisitions are focused on leasehold and property acquisitions needed for planned natural gas and oil development. Our investing activities during the past two years reflect our increasing focus on acquiring unproved leasehold and converting our resource inventory into production, redeploying our capital by selling natural gas and oil properties with lower rates of return and increasing our investment in properties with higher return potential, and investing in drilling rigs, midstream systems, compressors and other property and equipment to support our natural gas and oil exploration, development and production activities. The following table shows our cash used in (provided by) investing activities during 2008, 2007 and 2006 (in millions):

Natural Gas and Oil Investing Activities:	2008	2007	2006
Acquisitions of natural gas and oil companies and proved properties, net of cash acquired	$ 372	$ 520	$1,104
Acquisition of leasehold and unproved properties	7,660	2,187	3,301
Exploration and development of natural gas and oil properties	5,789	4,962	3,009
Geological and geophysical costs	315	343	154
Interest capitalized on unproved properties	440	254	172
Proceeds from sale of volumetric production payments	(1,579)	(1,089)	—
Deposits for acquisitions	12	15	21
Divestitures of proved and unproved properties and leasehold	(6,091)	—	—
Total natural gas and oil investing activities	6,918	7,192	7,761
Other Investing Activities:			
Additions to other property and equipment	3,073	1,439	987
Proceeds from sale of drilling rigs and equipment	(64)	(369)	(244)
Proceeds from sale of compressors	(114)	(188)	—
Additions to investments	74	8	554
Proceeds from sale of investments	(2)	(124)	(159)
Acquisition of trucking company, net of cash acquired	—	—	45
Sale of other assets	(41)	(36)	(2)
Total other investing activities	2,926	730	1,181
Total cash used in investing activities	$ 9,844	$ 7,922	$8,942

Due to the current financial crisis, decreases in natural gas prices and concerns about an oversupply of natural gas in the U.S. market, we and other exploration and production companies have significantly decreased budgets for natural gas and oil investing activities in 2009. In connection with our reduced budget for acquisitions, we are using our common stock for some or all of the consideration for certain transactions. In December 2008, we registered 25 million shares of common stock that we may offer and issue to acquire assets (including mineral interests), businesses or securities of other companies. As of February 26, 2009, we had issued approximately 16 million shares of common stock for leasehold acquisitions and anticipate we may issue the remaining shares over the course of 2009.

Bank Credit Facilities

We have a $3.5 billion syndicated revolving bank credit facility that matures in November 2012. As of December 31, 2008, we had $3.474 billion in outstanding borrowings under this facility and had utilized approximately $15 million of the facility for various letters of credit. To ensure that our revolving credit facility could be fully utilized in these turbulent economic times, we borrowed the remaining capacity under our facility at the end of the third quarter and invested the cash proceeds in short-term highly liquid securities. As a result, on December 31, 2008, we had cash and cash equivalents on hand of approximately $1.749 billion. All 36 lenders that participate in our revolving credit facility fully funded their commitment, with the exception of Lehman Brothers Commercial Bank, a subsidiary of Lehman Brothers Holdings Inc., which has filed for bankruptcy protection. Lehman Brothers Commercial Bank did not fund its $11 million share of the advance.

Borrowings under the facility are secured by certain producing natural gas and oil properties and bear interest at our option at either (i) the greater of the reference rate of Union Bank of California, N.A., or the federal funds effective rate plus 0.50% or (ii) London Interbank Offered Rate (LIBOR), plus a margin that varies from 0.75% to 1.50% per annum according to our senior unsecured long-term debt ratings. The collateral value and borrowing base are redetermined periodically. The unused portion of the facility is subject to a commitment fee that also varies according to our senior unsecured long-term debt ratings, from 0.125% to 0.30% per annum. Currently the commitment fee is 0.20% per annum. Interest is payable quarterly or, if LIBOR applies, it may be payable at more frequent intervals. Our subsidiaries, Chesapeake Exploration, L.L.C. and Chesapeake Appalachia, L.L.C., are the borrowers under our revolving bank credit facility and Chesapeake and all its other wholly-owned restricted subsidiaries are guarantors.

The credit facility agreement contains various covenants and restrictive provisions which limit our ability to incur additional indebtedness, make investments or loans and create liens. The credit facility agreement requires us to maintain an indebtedness to total capitalization ratio (as defined) not to exceed 0.70 to 1 and an indebtedness to EBITDA ratio (as defined) not to exceed 3.75 to 1. As defined by the credit facility agreement, our indebtedness to total capitalization ratio was 0.43 to 1 and our indebtedness to EBITDA ratio was 2.43 to 1 at December 31, 2008. If we should fail to perform our obligations under these and other covenants, the revolving credit commitment could be terminated and any outstanding borrowings under the facility could be declared immediately due and payable. Such acceleration, if involving a principal amount of $10 million ($50 million in the case of our senior notes issued after 2004), would constitute an event of default under our senior note indentures, which could in turn result in the acceleration of a significant portion of our senior note indebtedness. The credit facility agreement also has cross default provisions that apply to other indebtedness of the company and its restricted subsidiaries that we may have with an outstanding principal amount in excess of $75 million.

On October 16, 2008, we closed a new secured revolving bank credit facility for our non-Appalachian midstream operations, which have recently been restructured under a new unrestricted subsidiary, Chesapeake Midstream Partners, L.P. (CMP) and its operating subsidiary, Chesapeake Midstream Operating, L.L.C. (CMO). Twelve financial institutions are in the facility bank group. The facility matures in October 2013, has initial availability of $460 million and may be expanded up to $750 million at CMO's option, subject to additional bank participation. CMO is utilizing the facility to fund capital expenditures associated with building additional natural gas gathering and other systems associated with our drilling program and for general corporate purposes related to our midstream operations. As of December 31, 2008, we had $460 million in outstanding borrowings under the midstream credit facility.

The midstream credit facility agreement contains various covenants and restrictive provisions which limit the ability of CMP and its subsidiaries to incur additional indebtedness, make investments or loans and create liens. The credit facility agreement requires maintenance of an indebtedness to EBITDA ratio (as defined) not to exceed 3.50 to 1, and an EBITDA (as defined) to interest expense coverage ratio of not less than 2.50 to 1. As defined by the credit facility agreement, our indebtedness to EBITDA ratio was 2.59 to 1 and our EBITDA to interest expense coverage ratio was 9.36 to 1 at December 31, 2008. If CMP or its subsidiaries should fail to perform their obligations under these and other covenants, the revolving credit commitment could be terminated and any outstanding borrowings under the midstream facility could be declared immediately due and payable. The midstream credit facility agreement also has cross default provisions that apply to other indebtedness CMP and its subsidiaries may have with an outstanding principal amount in excess of $15 million.

Hedging Facilities

We have six secured hedging facilities, each of which permits us to enter into cash-settled natural gas and oil commodity transactions, valued by the counterparty, for up to a stated maximum value. Outstanding transactions under each facility are collateralized by certain of our natural gas and oil properties that do not secure any of our other obligations. The value of reserve collateral pledged to each facility is required to be at least 1.3 or 1.5 times the fair value of transactions outstanding under each facility. In addition, we may pledge collateral from our revolving bank credit facility, from time to time, to these facilities to meet any additional collateral coverage requirements. The hedging facilities are subject to an annual exposure fee, which is assessed quarterly based on the average of the daily negative fair value amounts of the hedges, if any, during the quarter. The hedging facilities contain the standard representations and default provisions that are typical of such agreements. The agreements also contain various restrictive provisions which govern the aggregate natural gas and oil production volumes that we are permitted to hedge under all of our agreements at any one time. The fair value of outstanding transactions, per annum exposure fees and the scheduled maturity dates are shown below.

	Secured Hedging Facilities (a)					
	#1	#2	#3	#4	#5	#6
	($ in millions)					
Fair value of outstanding transactions, as of December 31, 2008	$ 116	$ 369	$ 37	$ 9	$ 245	$ 94
Per annum exposure fee	1%	1%	0.8%	0.8%	0.8%	0.8%
Scheduled maturity date	2010	2013	2020	2012	2012	2012

(a) Chesapeake Exploration, L.L.C. is the named party to the facilities numbered 1 – 3 and Chesapeake Energy Corporation is the named party to the facilities numbered 4 – 6.

Our revolving bank credit facility, the midstream credit facility and the secured hedging facilities do not contain material adverse change or adequate assurance covenants. Although the applicable interest rates and commitment fees in our revolving bank credit facility fluctuate slightly based on our long-term senior unsecured credit ratings, neither of our credit facilities nor the secured hedging facilities contain provisions which would trigger an acceleration of amounts due under the facilities or a requirement to post additional collateral in the event of a downgrade of our credit ratings.

Senior Note Obligations

In addition to outstanding revolving bank credit facility borrowings discussed above, as of December 31, 2008, senior notes represented approximately $10.3 billion of our long-term debt and consisted of the following ($ in millions):

7.5% Senior Notes due 2013	$ 364
7.625% Senior Notes due 2013	500
7.0% Senior Notes due 2014	300
7.5% Senior Notes due 2014	300
7.75% Senior Notes due 2015 (a)	—
6.375% Senior Notes due 2015	600
6.625% Senior Notes due 2016	600
6.875% Senior Notes due 2016	670
6.25% Euro-denominated Senior Notes due 2017 (b)	835
6.5% Senior Notes due 2017 (b)	1,100
7.25% Senior Notes due 2018	800
6.25% Senior Notes due 2018	600
6.875% Senior Notes due 2020	500
2.75% Contingent Convertible Senior Notes due 2035 (c)	451
2.5% Contingent Convertible Senior Notes due 2037 (c)	1,378
2.25% Contingent Convertible Senior Notes due 2038 (c)	1,126
Discount on senior notes	(85)
Interest rate derivatives (d)	211
	$10,250

(a) The 7.75% Senior Notes due 2015 were redeemed on July 7, 2008. In connection with the transaction we recorded a $31 million loss (which consisted of a $12 million premium and the write-off of $19 million in various charges associated with the notes).

(b) The principal amount shown is based on the dollar/euro exchange rate of $1.3919 to €1.00 as of December 31, 2008. See Note 10 for information on our related cross currency swap.

(c) The holders of our contingent convertible senior notes may require us to repurchase, in cash, all or a portion of their notes at 100% of the principal amount of the notes on any of four dates that are five, ten, fifteen and twenty years before the maturity date. The notes are convertible, at the holder's option, prior to maturity under certain circumstances into cash and, if applicable, shares of our common stock using a net share settlement process. One such triggering circumstance is when the price of our common stock exceeds a threshold amount during a specified period in a fiscal quarter. Convertibility based on common stock price is measured quarter by quarter. In the fourth quarter of 2008, the price of our common stock was below the threshold level for each series of the contingent convertible senior notes during the specified period and, as a result, the holders do not have the option to convert their notes into cash and common stock in the first quarter of 2009 under this provision. The notes are also convertible, at the holder's option, during specified five-day periods if the trading price of the notes is below certain levels determined by reference to the trading price of our common stock. In general, upon conversion of a contingent convertible senior note, the holder will receive cash equal to the principal amount of the note and common stock for the note's conversion value in excess of such principal amount. We will pay contingent interest on the convertible senior notes after they have been outstanding at least ten years, under certain conditions. We may redeem the convertible senior notes once they have been outstanding for ten years at a redemption price of 100% of the principal amount of the notes, payable in cash. The optional repurchase dates, the common stock price conversion threshold amounts and the ending date of the first six-month period contingent interest may be payable for the contingent convertible senior notes are as follows:

Contingent Convertible Senior Notes	Repurchase Dates	Common Stock Price Conversion Thresholds	Contingent Interest First Payable (if applicable)
2.75% due 2035	November 15, 2015, 2020, 2025, 2030	$ 48.81	May 14, 2016
2.5% due 2037	May 15, 2017, 2022, 2027, 2032	$ 64.47	November 14, 2017
2.25% due 2038	December 15, 2018, 2023, 2028, 2033	$107.36	June 14, 2019

(d) See Note 9 for further discussion related to these instruments.

No scheduled principal payments are required under our senior notes until 2013, when $864 million is due.

As of December 31, 2008 and currently, debt ratings for the senior notes are Ba3 by Moody's Investor Service (stable outlook), BB by Standard & Poor's Ratings Services (stable outlook) and BB by Fitch Ratings (negative outlook).

Our senior notes are unsecured senior obligations of Chesapeake and rank equally in right of payment with all of our other existing and future senior indebtedness and rank senior in right of payment to all of our future subordinated indebtedness. We may redeem the senior notes, other than the contingent convertible senior notes, at any time at specified make-whole redemption prices. Senior notes issued before July 2005 are governed by indentures containing covenants that limit our ability and our restricted subsidiaries' ability to incur additional indebtedness; pay dividends on our capital stock or redeem, repurchase or retire our capital stock or subordinated indebtedness; make investments and other restricted payments; incur liens; enter into sale/leaseback transactions; create restrictions on the payment of dividends or other amounts to us from our restricted subsidiaries; engage in transactions with affiliates; sell assets; and consolidate, merge or transfer assets. Senior notes issued after June 2005 are governed by indentures containing covenants that limit our ability and our restricted subsidiaries' ability to incur certain secured indebtedness; enter into sale/leaseback transactions; and consolidate, merge or transfer assets. The debt incurrence covenants do not presently restrict our ability to borrow under or expand our secured credit facility. As of December 31, 2008, we estimate that secured commercial bank indebtedness of approximately $5.8 billion could have been incurred under the most restrictive indenture covenant.

Chesapeake Energy Corporation is a holding company and owns no operating assets and has no significant operations independent of its subsidiaries. As of December 31, 2007, our obligations under our outstanding senior notes and contingent convertible notes were fully and unconditionally guaranteed, jointly and severally, by all of our wholly-owned subsidiaries, other than minor subsidiaries, on a senior unsecured basis. Since October 2008, following the restructuring of our non-Appalachian midstream operations, certain of our subsidiaries having significant assets and operations have not guaranteed our outstanding senior notes and contingent convertible notes. Condensed consolidating financial information for Chesapeake and its combined guarantor and combined non-guarantor subsidiaries as of and for the year ended December 31, 2008 is provided in Note 16 of the notes to our consolidated financial statements included in Item 8 of this report.

Contractual Obligations

The table below summarizes our contractual obligations as of December 31, 2008 ($ in millions):

	Payments Due By Period				
	Total	**Less than 1 Year**	**1-3 Years**	**3-5 Years**	**More than 5 years**
Long term debt:					
Principal	$14,058	$ —	$ —	$4,798	$ 9,260
Interest	6,048	567	1,133	1,133	3,215
Capital lease obligations	4	3	1	—	—
Operating lease obligations	946	142	266	270	268
Asset retirement obligations (a)	269	19	21	6	223
Purchase obligations (b)	2,349	807	487	320	735
Unrecognized tax benefits (c)	60	—	60	—	—
Standby letters of credit	15	15	—	—	—
Total contractual cash obligations	$23,749	$1,553	$1,968	$6,527	$13,701

(a) Asset retirement obligations represent estimated discounted costs for future dismantlement and abandonment costs. These obligations are recorded as liabilities on our December 31, 2008 balance sheet.

(b) See Note 4 of the notes to our consolidated financial statements for a description of transportation and drilling contract commitments.

(c) See Note 5 of the notes to our consolidated financial statements for a description of unrecognized tax benefits.

Chesapeake has commitments to purchase natural gas and oil associated with volumetric production payment transactions that extend over terms ranging from 11 to 15 years based on market prices at the time of production and the purchased gas will be resold. The obligations are as follows:

	Mmcfe
2009	68,238
2010	60,723
2011	53,694
2012	48,069
2013	43,477
After 2013	181,574
Total	455,775

Other Commitments

We own a 49% interest in Mountain Drilling Company, a company that specializes in hydraulic drilling rigs which are designed for drilling in urban areas. Chesapeake has an agreement to lend Mountain Drilling Company up to $32 million through December 31, 2009. At December 31, 2008, Mountain Drilling owed Chesapeake $19 million under this agreement.

We invested in Ventura Refining and Transmission LLC in early 2007 and today own a 25% interest. There were no refineries in western Oklahoma until Ventura opened its refinery in 2006. We have agreed to guarantee various commitments for Ventura, up to $70 million, to support their operating activities. As of December 31, 2008, we had $7 million of outstanding performance guarantees.

Hedging Activities

Natural Gas and Oil Hedging Activities

Our results of operations and operating cash flows are impacted by changes in market prices for natural gas and oil. To mitigate a portion of the exposure to adverse market changes, we have entered into various derivative instruments. Executive management is involved in all risk management activities and the Board of Directors reviews the company's hedging program at its quarterly Board meetings. We believe we have sufficient internal controls to prevent unauthorized hedging. As of December 31, 2008, our natural gas and oil derivative instruments were comprised of swaps, basis protection swaps, knockout swaps, cap-swaps, call options, put options and collars. Item 7A – Quantitative and Qualitative Disclosures About Market Risk contains a description of each of these instruments. Although derivatives often fail to achieve 100% effectiveness for accounting purposes, we believe our derivative instruments continue to be highly effective in achieving the risk management objectives for which they were intended.

Hedging allows us to predict with greater certainty the effective prices we will receive for our hedged natural gas and oil production. We closely monitor the fair value of our hedging contracts and may elect to settle a contract prior to its scheduled maturity date in order to lock in a gain or loss. Commodity markets are volatile and Chesapeake's hedging activities are dynamic.

Mark-to-market positions under natural gas and oil hedging contracts fluctuate with commodity prices. As described above under *Bank Credit Facilities* and *Hedging Facilities*, we may be required to deliver collateral or other assurances of performance if our payment obligations to our hedging counterparties exceed levels stated in our contracts. Our realized and unrealized gains and losses on natural gas and oil derivatives during 2008, 2007 and 2006 were as follows:

	Years Ended December 31,		
	2008	2007	2006
	($ in millions)		
Natural gas and oil sales	$7,069	$4,795	$3,870
Realized gains (losses) on natural gas and oil derivatives	(8)	1,203	1,254
Unrealized gains (losses) on non-qualifying natural gas and oil derivatives	887	(252)	184
Unrealized gains (losses) on ineffectiveness of cash flow hedges	(90)	(122)	311
Total natural gas and oil sales	$7,858	$5,624	$5,619

Changes in the fair value of natural gas and oil derivative instruments designated as cash flow hedges, to the extent effective in offsetting cash flows attributable to the hedged commodities, and locked-in gains and losses of derivative contracts are recorded in accumulated other comprehensive income and are transferred to earnings in the month of related production. These unrealized gains (losses), net of related tax effects, totaled $386 million, $53 million and $546 million as of December 31, 2008, 2007 and 2006, respectively. Based upon the market prices at December 31, 2008, we expect to transfer to earnings approximately $345 million of the net gain included in the balance of accumulated other comprehensive income during the next 12 months. A detailed explanation of accounting for natural gas and oil derivatives under SFAS 133 appears under "Application of Critical Accounting Policies – Hedging" elsewhere in this Item 7.

The estimated fair values of our natural gas and oil derivative instruments as of December 31, 2008 and 2007 are provided below. The associated carrying values of these instruments are equal to the estimated fair values.

	December 31,	
	2008	2007
	($ in millions)	
Derivative assets (liabilities) (a):		
Fixed-price natural gas swaps	$ 863	$ (54)
Fixed-price natural gas collars	402	4
Natural gas basis protection swaps	93	151
Fixed-price natural gas knockout swaps	141	108
Natural gas call options	(178)	(230)
Natural gas put options	(39)	—
Fixed-price oil swaps	31	(110)
Fixed-price oil knockout swaps	19	(125)
Fixed-price oil cap-swaps	3	(17)
Oil call options	(35)	(96)
Fixed-price oil collars	5	—
Estimated fair value	$1,305	$(369)

(a) See Item 7A. Quantitative and Qualitative Disclosures About Market Risk of this report for additional information concerning any associated premiums received, or discounts paid, in connection with certain derivative transactions.

Additional information concerning the fair value of our natural gas and oil derivative instruments is as follows:

	2008	2007	2006
	($ in millions)		
Fair value of contracts outstanding, as of January 1	$ (369)	$ 345	$ (946)
Change in fair value of contracts	1,880	972	3,423
Fair value of contracts when entered into	(569)	(295)	(32)
Contracts realized or otherwise settled	9	(1,203)	(1,254)
Fair value of contracts when closed	354	(188)	(846)
Fair value of contracts outstanding, as of December 31	$1,305	$ (369)	$ 345

Interest Rate Derivatives

We use interest rate derivatives to mitigate our exposure to the volatility in interest rates. For interest rate derivative instruments designated as fair value hedges (in accordance with SFAS 133), changes in fair value are recorded on the consolidated balance sheets as assets (liabilities), and the debt's carrying value amount is adjusted by the change in the fair value of the debt subsequent to the initiation of the derivative. Changes in the fair value of derivative instruments not qualifying as fair value hedges are recorded currently as adjustments to interest expense.

Gains or losses from derivative transactions are reflected as adjustments to interest expense on the consolidated statements of operations. Realized gains (losses) included in interest expense were $6 million, ($1) million and ($2) million in 2008, 2007 and 2006, respectively. Pursuant to SFAS 133, certain derivatives do not qualify for designation as fair value hedges. Changes in the fair value of these non-qualifying derivatives that occur prior to their maturity (i.e., temporary fluctuations in value) are reported currently in the consolidated statements of operations as unrealized gains (losses) within interest expense. Unrealized gains (losses) included in interest expense were ($85) million, ($40) million and $2 million in 2008, 2007 and 2006, respectively. A detailed explanation of accounting for interest rate derivatives under SFAS 133 appears under "Application of Critical Accounting Policies – Hedging" elsewhere in this Item 7.

Foreign Currency Derivatives

On December 6, 2006, we issued €600 million of 6.25% Euro-denominated Senior Notes due 2017. Concurrent with the issuance of the Euro-denominated senior notes, we entered into a cross currency swap to mitigate our exposure to fluctuations in the euro relative to the dollar over the term of the notes. A detailed explanation of accounting for foreign currency derivatives under SFAS 133 appears under "Application of Critical Accounting Policies – Hedging" elsewhere in this Item 7.

Results of Operations

General. For the year ended December 31, 2008, Chesapeake had net income of $723 million, or $1.14 per diluted common share, on total revenues of $11.629 billion. This compares to net income of $1.451 billion, or $2.62 per diluted common share, on total revenues of $7.800 billion during the year ended December 31, 2007, and net income of $2.003 billion, or $4.35 per diluted common share, on total revenues of $7.326 billion during the year ended December 31, 2006.

Natural Gas and Oil Sales. During 2008, natural gas and oil sales were $7.858 billion compared to $5.624 billion in 2007 and $5.619 billion in 2006. In 2008, Chesapeake produced and sold 842.7 bcfe of natural gas and oil at a weighted average price of $8.38 per mcfe, compared to 714.3 bcfe in 2007 at a weighted average price of $8.40 per mcfe, and 578.4 bcfe in 2006 at a weighted average price of $8.86 per mcfe (weighted average prices for all years discussed exclude the effect of unrealized gains or (losses) on derivatives of $797 million, ($374) million and $495 million in 2008, 2007 and 2006, respectively). The decrease in prices in 2008 resulted in a decrease in revenue of $17 million and increased production resulted in a $1.079 billion increase, for a total increase in revenues of $1.062 billion (excluding unrealized gains or losses on natural gas and oil derivatives). The increase in production from period to period was primarily generated from the drillbit.

For 2008, we realized an average price per mcf of natural gas of $8.09, compared to $8.14 in 2007 and $8.76 in 2006 (weighted average prices for all years discussed exclude the effect of unrealized gains or losses on derivatives). Oil prices realized per barrel (excluding unrealized gains or losses on derivatives) were $70.48, $67.50 and $59.14 in 2008, 2007 and 2006, respectively. Realized gains or losses from our natural gas and oil derivatives resulted in a net decrease in natural gas and oil revenues of ($9) million or ($0.01) per mcfe in 2008, a net increase of $1.203 billion or $1.68 per mcfe in 2007 and a net increase of $1.254 billion or $2.17 per mcfe in 2006.

A change in natural gas and oil prices has a significant impact on our natural gas and oil revenues and cash flows. Assuming 2008 production levels, a change of $0.10 per mcf of natural gas sold would result in an increase or decrease in 2008 revenues and cash flows of approximately $78 million and $75 million, respectively, and a change of $1.00 per barrel of oil sold would result in an increase or decrease in 2008 revenues and cash flows of approximately $11 million without considering the effect of hedging activities.

The following table shows our production by region for 2008, 2007 and 2006:

	Years Ended December 31,					
	2008		2007		2006	
	Mmcfe	Percent	Mmcfe	Percent	Mmcfe	Percent
Mid-Continent (a) (b)	412,825	49%	373,941	52%	315,173	55%
Barnett Shale	181,523	22	93,463	13	44,482	7
Permian and Delaware Basins	79,645	10	64,897	9	48,510	8
South Texas and Texas Gulf Coast	70,903	8	78,228	11	79,178	14
Ark-La-Tex	61,543	7	55,811	8	46,009	8
Appalachian Basin (c)	36,305	4	47,922	7	45,031	8
Total Production	842,744	100%	714,262	100%	578,383	100%

(a) 2008 was impacted by the sale of 11.1 bcf and 6.9 bcf of production in VPP transactions that closed on May 1, 2008 and August 1, 2008, respectively.

(b) 2008 was impacted by the sale of 7.6 bcf and 4.7 bcf of production from Arkoma and Fayetteville properties, respectively.

(c) 2008 was impacted by the sale of 18.3 bcf of production in a VPP transaction that closed on December 31, 2007.

Natural gas production represented approximately 92% of our total production volume on a natural gas equivalent basis in 2008, compared to 92% in 2007 and 91% in 2006.

Natural Gas and Oil Marketing Sales and Operating Expenses. Natural gas and oil marketing activities are substantially for third parties who are owners in Chesapeake-operated wells. Chesapeake realized $3.598 billion in natural gas and oil marketing sales to third parties in 2008, with corresponding natural gas and oil marketing expenses of $3.505 billion, for a net margin before depreciation of $93 million. This compares to sales of $2.040 billion and $1.577 billion, expenses of $1.969 billion and $1.522 billion, and margins before depreciation of $71 million and $55 million in 2007 and 2006, respectively. The net margin increase in 2008 and 2007 is primarily due to an increase in volumes related to natural gas and oil marketing sales.

Service Operations Revenue and Operating Expenses. Service operations consist of third-party revenue and operating expenses related to our drilling and oilfield trucking operations. Chesapeake recognized $173 million in service operations revenue in 2008 with corresponding service operations expenses of $143 million, for a net margin before depreciation of $30 million. This compares to revenue of $136 million and $130 million, expenses of $94 million and $68 million and a net margin before depreciation of $42 million and $62 million in 2007 and 2006, respectively. These operations have grown as a result of assets and businesses we acquired and leased as seen in the growth in revenues. However, the net margins have decreased each of the previous three years. This is the result of increased expenses associated with the leasing cost of the numerous rigs we have sold and leased back in the previous three years.

Production Expenses. Production expenses, which include lifting costs and ad valorem taxes, were $889 million in 2008, compared to $640 million and $490 million in 2007 and 2006, respectively. On a unit-of-production basis, production expenses were $1.05 per mcfe in 2008 compared to $0.90 and $0.85 per mcfe in 2007 and 2006, respectively. The expense increase in 2008 was primarily due to higher third-party field service costs, energy costs, fuel costs, ad valorem taxes and personnel costs. Our per unit increase in 2008 was also affected by the loss of production related to the sale of the volumetric production payments. We expect that production expenses per mcfe produced for 2009 will range from $1.10 to $1.20.

Production Taxes. Production taxes were $284 million in 2008 compared to $216 million in 2007 and $176 million in 2006. On a unit-of-production basis, production taxes were $0.34 per mcfe in 2008 compared to $0.30 per mcfe in 2007 and $0.31 per mcfe in 2006. The $68 million increase in production taxes from 2007 to 2008 is due to an increase in production of 128 bcfe and an increase in the realized average sales price of natural gas and oil of $1.68 per mcfe (excluding gains or losses on derivatives).

In general, production taxes are calculated using value-based formulas that produce higher per unit costs when natural gas and oil prices are higher. We expect production taxes for 2009 to range from $0.25 to $0.35 per mcfe based on estimated NYMEX prices ranging from $6.00 to $7.50 per mcf of natural gas and an oil price of $47.66 per barrel.

General and Administrative Expense. General and administrative expenses, including stock-based compensation but excluding internal costs capitalized to our natural gas and oil properties (see Note 10 of notes to consolidated financial statements), were $377 million in 2008, $243 million in 2007 and $139 million in 2006. General and administrative expenses were $0.45, $0.34 and $0.24 per mcfe for 2008, 2007 and 2006, respectively. The increase in 2008, 2007 and 2006 was the result of increasing labor costs due to the company's continued growth as well as increased media and advocacy expenditures. Included in general and administrative expenses is stock-based compensation of $85 million in 2008, $58 million in 2007 and $27 million in 2006. The increase was mainly due to an increase in the number of unvested restricted shares outstanding during 2008 compared to 2007 and 2006 as a result of growth in our employment. We anticipate that general and administrative expenses for 2009 will be between $0.33 and $0.37 per mcfe produced, including stock-based compensation ranging from $0.10 to $0.12 per mcfe produced.

Our stock-based compensation for employees and non-employee directors is in the form of restricted stock. Employee restricted stock awards generally vest over a period of four or five years. Our non-employee director awards vest over a period of three years. The discussion of stock-based compensation in Note 1 and Note 8 of notes to the consolidated financial statements included in Item 8 of this report provides additional detail on the accounting for and reporting of our stock-based compensation.

Chesapeake follows the full-cost method of accounting under which all costs associated with natural gas and oil property acquisition, exploration and development activities are capitalized. We capitalize internal costs that can be directly identified with our acquisition, exploration and development activities and do not include any costs related to production, general corporate overhead or similar activities. We capitalized $352 million, $262 million and $161 million of internal costs in 2008, 2007 and 2006, respectively, directly related to our natural gas and oil property acquisition, exploration and development efforts.

Natural Gas and Oil Depreciation, Depletion and Amortization. Depreciation, depletion and amortization of natural gas and oil properties was $1.970 billion, $1.835 billion and $1.359 billion during 2008, 2007 and

2006, respectively. The average DD&A rate per mcfe, which is a function of capitalized costs, future development costs, and the related underlying reserves in the periods presented, was $2.34, $2.57 and $2.35 in 2008, 2007 and 2006, respectively. The decrease in the average rate from $2.57 in 2007 to $2.34 in 2008 is due primarily to the reduction of our natural gas and oil full-cost pool resulting from our divestitures in 2008 and the addition of reserves through our exploration activities. We expect the 2009 DD&A rate to be between $1.90 and $2.00 per mcfe produced.

Depreciation and Amortization of Other Assets. Depreciation and amortization of other assets was $177 million in 2008, compared to $154 million in 2007 and $104 million in 2006. The average D&A rate per mcfe was $0.21, $0.22 and $0.18 in 2008, 2007 and 2006, respectively. Property and equipment costs are depreciated on a straight-line basis. Buildings are depreciated over 15 to 39 years, gathering facilities are depreciated over 20 years, drilling rigs are depreciated over 15 years and all other property and equipment are depreciated over the estimated useful lives of the assets, which range from two to ten years. To the extent company-owned drilling rigs are used to drill our wells, a substantial portion of the depreciation is capitalized in natural gas and oil properties as exploration or development costs. We expect 2009 depreciation and amortization of other assets to be between $0.24 and $0.28 per mcfe produced.

Impairment of Natural Gas and Oil Properties and Other Fixed Assets. Due to lower commodity prices at December 31, 2008, we reported a non-cash impairment charge of $2.8 billion for 2008. We account for our natural gas and oil properties using the full-cost method of accounting, which limits the amount of costs we can capitalize and requires us to write off these costs if the carrying value of natural gas and oil assets in the evaluated portion of our full-cost pool exceeds the sum of the present value of expected future net cash flows of proved reserves using a 10% pre-tax discount rate based on constant pricing and cost assumptions and the present value of certain natural gas and oil hedges. Additionally in 2008, we recorded an impairment of $30 million associated with certain of our midstream assets.

Employee Retirement Expense. Our President and Chief Operating Officer, Tom L. Ward, resigned as a director, officer and employee of the company effective February 10, 2006. Mr. Ward's Resignation Agreement provided for the immediate vesting of all of his unvested equity awards, which consisted of options to purchase 724,615 shares of Chesapeake's common stock at an average exercise price of $8.01 per share and 1,291,875 shares of restricted common stock. As a result of this vesting, we incurred an expense of $55 million in 2006.

Interest and Other Income. Interest and other income was ($11) million, $15 million and $26 million in 2008, 2007 and 2006, respectively. The 2008 loss consisted of $22 million of interest income, a $38 million loss related to our equity in the net losses of certain investments, a $4 million gain on sale of assets, $10 million of expense related to consent solicitation fees and $11 million of miscellaneous income. The 2007 income consisted of $8 million of interest income and $7 million of miscellaneous income. Income related to equity investments was not significant in 2007. The 2006 income consisted of $5 million of interest income, $10 million of income related to equity investments, a $5 million gain on sale of assets and $6 million of miscellaneous income.

Interest Expense. Interest expense decreased to $314 million in 2008 compared to $406 million in 2007 and $301 million in 2006 as follows:

	Years Ended December 31,		
	2008	2007	2006
	($ in millions)		
Interest expense on senior notes and revolving bank credit facility	$ 687	$ 616	$ 472
Capitalized interest	(464)	(269)	(179)
Amortization of loan discount and other	12	17	7
Unrealized (gain) loss on interest rate derivatives	85	41	(1)
Realized (gain) loss on interest rate derivatives	(6)	1	2
Total interest expense	$ 314	$ 406	$ 301
Average long-term borrowings	$10,044	$8,224	$6,278

Interest expense, excluding unrealized (gains) losses on interest rate derivatives was $0.27 per mcfe in 2008 compared to $0.51 per mcfe in 2007 and $0.52 per mcfe in 2006. The decrease in interest expense per mcfe for 2008 is due to increased production volumes and an increase in capitalized interest. Capitalized interest increased in 2008 and 2007 as a result of a significant increase in unevaluated properties, the base on which interest is capitalized. We expect interest expense for 2009 to be between $0.30 and $0.35 per mcfe produced (before considering the effect of interest rate derivatives).

Gain on Exchanges or Repurchases of Chesapeake Debt. In 2008, we redeemed $300 million of our 7.75% Senior Notes due 2015 with proceeds from the issuance of new senior notes with a lower rate of interest. In connection with the redemption, we recorded a $31 million loss (which consisted of a $12 million premium and the write-off of $19 million in various charges associated with the notes). Also in 2008, we privately exchanged approximately $765 million in aggregate principal amount of our 2.75% Contingent Convertible Senior Notes due 2035, our 2.50% Contingent Convertible Senior Notes due 2037 and our 2.25% Contingent Convertible Senior Notes due 2038 for an aggregate of 23,913,203 shares of our common stock. The difference between the face value of the notes that were exchanged and the fair value of the common stock issued resulted in a gain of $268 million on the cancellation of indebtedness.

Impairment of Investments. In 2008, we recorded a $180 million impairment of certain investments. Each of our investees has been impacted by the dramatic slowing of the worldwide economy and the freezing of the credit markets in the fourth quarter of 2008 and into 2009. The economic weakness has resulted in significantly reduced natural gas and oil prices leading to a meaningful decline in the overall level of activity in the markets served by our investees. Associated with the weakness in performance of certain of the investees, as well as an evaluation of their financial condition and near-term prospects, we recognized that an other than temporary impairment had occurred on the following investments: Chaparral Energy, Inc., $100 million; DHS Drilling Company, $20 million; Mountain Drilling Company, $10 million; and Ventura Refining and Transmission LLC, Inc., $50 million.

Gain on Sale of Investments. In 2007, we sold our 33% limited partnership interest in Eagle Energy Partners I, L.P., which we first acquired in 2003, for proceeds of $124 million and a gain of $83 million. In 2006, Chesapeake sold its investment in publicly-traded Pioneer Drilling Company common stock, realizing proceeds of $159 million and a gain of $117 million. At the time of sale, we owned 17% of the common stock of Pioneer, which we began acquiring in 2003.

Income Tax Expense. Chesapeake recorded income tax expense of $463 million in 2008 compared to income tax expense of $890 million in 2007 and $1.252 billion in 2006. Of the income tax expense recorded in 2008, $423 million is reflected as current income tax expense and $40 million is reflected as deferred income tax expense. The divestitures that closed during 2008 are projected to generate sufficient taxable income for the year to exhaust all our non-limited NOLs and result in a current tax liability for the tax year ended December 31, 2008. Of the $427 million decrease in 2008, $439 million was the result of the decrease in net income before taxes which was offset by $12 million as the result of an increase in the effective tax rate. Our effective income tax rate was 39% in 2008 compared to 38% in 2007 and 38.5% in 2006. Our effective tax rate fluctuates as a result of the impact of state income taxes and permanent differences. We expect our effective income tax rate to be 39% in 2009.

Loss on Conversion/Exchange of Preferred Stock. Loss on conversion/exchange of preferred stock was $67 million, $128 million and $10 million in 2008, 2007 and 2006, respectively. The loss on the exchanges represented the excess of the fair value of the common stock issued over the fair value of the securities issuable pursuant to the original conversion terms. See Note 8 of notes to the consolidated financial statements in Item 8 for further detail regarding these transactions.

Application of Critical Accounting Policies

Readers of this report and users of the information contained in it should be aware of how certain events may impact our financial results based on the accounting policies in place. The four policies we consider to be the most significant are discussed below. The company's management has discussed each critical accounting policy with the Audit Committee of the company's Board of Directors.

The selection and application of accounting policies are an important process that changes as our business changes and as accounting rules are developed. Accounting rules generally do not involve a selection among alternatives, but involve an implementation and interpretation of existing rules and the use of judgment to the specific set of circumstances existing in our business.

Hedging. Chesapeake uses commodity price and financial risk management instruments to mitigate our exposure to price fluctuations in natural gas and oil, changes in interest rates and changes in foreign exchange rates. Recognized gains and losses on derivative contracts are reported as a component of the related transaction. Results of natural gas and oil derivative transactions are reflected in natural gas and oil sales, and results of interest rate and foreign exchange rate hedging transactions are reflected in interest expense. The changes in the fair value of derivative instruments not qualifying for designation as either cash flow or fair value hedges that occur prior to maturity are reported currently in the consolidated statement of operations as unrealized gains (losses) within natural gas and oil sales or interest expense. Cash flows from derivative instruments are classified in the same category within the statement of cash flows as the items being hedged, or on a basis consistent with the nature of the instruments.

Statement of Financial Accounting Standards No. 133, *Accounting for Derivative Instruments and Hedging Activities* establishes accounting and reporting standards requiring that derivative instruments (including certain derivative instruments embedded in other contracts) be recorded at fair value and included in the consolidated balance sheet as assets or liabilities. The accounting for changes in the fair value of a derivative instrument depends on the intended use of the derivative and the resulting designation, which is established at the inception of a derivative. For derivative instruments designated as cash flow hedges, changes in fair value, to the extent the hedge is effective, are recognized in other comprehensive income until the hedged item is recognized in earnings. Any change in the fair value resulting from ineffectiveness, as defined by SFAS 133, is recognized immediately in natural gas and oil sales. For derivative instruments designated as fair value hedges (in accordance with SFAS 133), changes in fair value, as well as the offsetting changes in the estimated fair value of the hedged item attributable to the hedged risk, are recognized currently in earnings. Differences between the changes in the fair values of the hedged item and the derivative instrument, if any, represent gains or losses on ineffectiveness and are reflected currently in interest expense. Hedge effectiveness is measured at least quarterly based on the relative changes in fair value between the derivative contract and the hedged item over time. Changes in fair value of contracts that do not qualify as hedges or are not designated as hedges are also recognized currently in earnings. See "Hedging Activities" above and Item 7A – Quantitative and Qualitative Disclosures About Market Risk for additional information regarding our hedging activities.

One of the primary factors that can have an impact on our results of operations is the method used to value our derivatives. We have established the fair value of our derivative instruments utilizing established index prices, volatility curves and discount factors. These estimates are compared to our counterparty values for reasonableness. Derivative transactions are also subject to the risk that counterparties will be unable to meet their obligations. Such non-performance risk is considered in the valuation of our derivative instruments, but to date has not had a material impact on the values of our derivatives. The values we report in our financial statements are as of a point in time and subsequently change as these estimates are revised to reflect actual results, changes in market conditions and other factors.

Another factor that can impact our results of operations each period is our ability to estimate the level of correlation between future changes in the fair value of the hedge instruments and the transactions being hedged, both at inception and on an ongoing basis. This correlation is complicated since energy commodity prices, the primary risk we hedge, have quality and location differences that can be difficult to hedge effectively. The factors underlying our estimates of fair value and our assessment of correlation of our hedging derivatives are impacted by actual results and changes in conditions that affect these factors, many of which are beyond our control.

Due to the volatility of natural gas and oil prices and, to a lesser extent, interest rates and foreign exchange rates, the company's financial condition and results of operations can be significantly impacted by changes in the market value of our derivative instruments. As of December 31, 2008, 2007 and 2006, the net market value of our derivatives was an asset of $1.305 billion, a liability of $375 million and an asset of $293 million, respectively. The derivatives that we acquired in our CNR acquisition represented $17 million, $184 million and $254 million of liability at December 31, 2008, 2007 and 2006.

Natural Gas and Oil Properties. The accounting for our business is subject to special accounting rules that are unique to the natural gas and oil industry. There are two allowable methods of accounting for natural gas and oil business activities: the successful efforts method and the full-cost method. Chesapeake follows the full-cost method of accounting under which all costs associated with property acquisition, exploration and development activities are capitalized. We also capitalize internal costs that can be directly identified with our acquisition, exploration and development activities and do not include any costs related to production, general corporate overhead or similar activities.

Under the successful efforts method, geological and geophysical costs and costs of carrying and retaining undeveloped properties are charged to expense as incurred. Costs of drilling exploratory wells that do not result in proved reserves are charged to expense. Depreciation, depletion, amortization and impairment of natural gas and oil properties are generally calculated on a well by well or lease or field basis versus the aggregated "full-cost" pool basis. Additionally, gain or loss is generally recognized on all sales of natural gas and oil properties under the successful efforts method. As a result, our financial statements will differ from companies that apply the successful efforts method since we will generally reflect a higher level of capitalized costs as well as a higher natural gas and oil depreciation, depletion and amortization rate, and we will not have exploration expenses that successful efforts companies frequently have.

Under the full-cost method, capitalized costs are amortized on a composite unit-of-production method based on proved natural gas and oil reserves. If we maintain the same level of production year over year, the depreciation, depletion and amortization expense may be significantly different if our estimate of remaining reserves changes significantly. Proceeds from the sale of properties are accounted for as reductions of capitalized costs unless such sales involve a significant change in the relationship between costs and proved reserves, in which case a gain or loss is recognized. The costs of unproved properties are excluded from amortization until the properties are evaluated. We review all of our unevaluated properties quarterly to determine whether or not and to what extent proved reserves have been assigned to the properties, and otherwise if impairment has occurred. Unevaluated properties are grouped by major producing area where individual property costs are not significant and are assessed individually when individual costs are significant.

We review the carrying value of our natural gas and oil properties under the full-cost accounting rules of the Securities and Exchange Commission on a quarterly basis. This quarterly review is referred to as a ceiling test. Under the ceiling test, capitalized costs, less accumulated amortization and related deferred income taxes, may not exceed an amount equal to the sum of the present value of estimated future net revenues (adjusted for cash flow hedges) less estimated future expenditures to be incurred in developing and producing the proved reserves, less any related income tax effects. As of December 31, 2008, capitalized costs of natural gas and oil properties exceeded the estimated present value of future net revenues from our proved reserves, net of related income tax considerations, resulting in a write-down in the carrying value of natural gas and oil properties of $2.8 billion. In calculating future net revenues, current prices and costs used are those as of the end of the appropriate quarterly period. Such prices are utilized except where different prices are fixed and determinable from applicable contracts for the remaining term of those contracts, including the effects of derivatives qualifying as cash flow hedges. Based on spot prices for natural gas and oil as of December 31, 2008, these cash flow hedges increased the full-cost ceiling by $1.024 billion, thereby reducing the ceiling test write-down by the same amount.

Two primary factors impacting this test are reserve levels and current prices, and their associated impact on the present value of estimated future net revenues. Revisions to estimates of natural gas and oil reserves and/or an increase or decrease in prices can have a material impact on the present value of estimated future net revenues.

Any excess of the net book value, less deferred income taxes, is generally written off as an expense. Under SEC regulations, the excess above the ceiling is not expensed (or is reduced) if, subsequent to the end of the period, but prior to the release of the financial statements, natural gas and oil prices increase sufficiently such that an excess above the ceiling would have been eliminated (or reduced) if the increased prices were used in the calculations.

The process of estimating natural gas and oil reserves is very complex, requiring significant decisions in the evaluation of available geological, geophysical, engineering and economic data. The data for a given property may also change substantially over time as a result of numerous factors, including additional development activity, evolving production history and a continual reassessment of the viability of production under changing economic conditions. As a result, material revisions to existing reserve estimates occur from time to time. Although every reasonable effort is made to ensure that reserve estimates reported represent the most accurate assessments possible, the subjective decisions and variances in available data for various properties increase the likelihood of significant changes in these estimates.

Our internal petroleum reservoir engineers evaluated and estimated all of our proved reserves as of December 31, 2008, and independent petroleum engineers audited approximately 76% of our estimated proved reserves (by volume). In addition, our internal engineers review and update our reserves on a quarterly basis. All reserve estimates are prepared based upon a review of production histories and other geologic, economic, ownership and engineering data we developed. Additional information about our 2008 year-end reserve evaluation is included under "Natural Gas and Oil Reserves" in Item 1 – Business.

Income Taxes. As part of the process of preparing the consolidated financial statements, we are required to estimate the federal and state income taxes in each of the jurisdictions in which Chesapeake operates. This process involves estimating the actual current tax exposure together with assessing temporary differences resulting from differing treatment of items, such as derivative instruments, depreciation, depletion and amortization, and certain accrued liabilities for tax and accounting purposes. These differences and our net operating loss carryforwards result in deferred tax assets and liabilities, which are included in our consolidated balance sheet. We must then assess, using all available positive and negative evidence, the likelihood that the deferred tax assets will be recovered from future taxable income. If we believe that recovery is not likely, we must establish a valuation allowance. Generally, to the extent Chesapeake establishes a valuation allowance or increases or decreases this allowance in a period, we must include an expense or reduction of expense within the tax provision in the consolidated statement of operations.

Under Statement of Financial Accounting Standards No. 109, *Accounting for Income Taxes,* an enterprise must use judgment in considering the relative impact of negative and positive evidence. The weight given to the potential effect of negative and positive evidence should be commensurate with the extent to which it can be objectively verified. The more negative evidence that exists (a) the more positive evidence is necessary and (b) the more difficult it is to support a conclusion that a valuation allowance is not needed for some portion or all of the deferred tax asset. Among the more significant types of evidence that we consider are:

- taxable income projections in future years,
- whether the carryforward period is so brief that it would limit realization of tax benefits,
- future sales and operating cost projections that will produce more than enough taxable income to realize the deferred tax asset based on existing sales prices and cost structures, and
- our earnings history exclusive of the loss that created the future deductible amount coupled with evidence indicating that the loss is an aberration rather than a continuing condition.

If (a) natural gas and oil prices were to decrease significantly below present levels (and if such decreases were considered other than temporary), (b) exploration, drilling and operating costs were to increase significantly beyond current levels, or (c) we were confronted with any other significantly negative evidence pertaining to our ability to realize our NOL carryforwards prior to their expiration, we may be required to provide a valuation allowance against our deferred tax assets. As of December 31, 2008, we had deferred tax assets of $347 million.

FASB Interpretation (FIN) No. 48, *Accounting for Uncertainty in Income Taxes – an Interpretation of FASB Statement No. 109,* provides guidance for recognizing and measuring uncertain tax positions, as defined in SFAS No. 109, *Accounting for Income Taxes.* FIN 48 prescribes a threshold condition that a tax position must meet for any of the benefit of the uncertain tax position to be recognized in the financial statements. Guidance is also provided regarding de-recognition, classification and disclosure of these uncertain tax positions. Based on this guidance, we regularly analyze tax positions taken or expected to be taken in a tax return based on the threshold condition prescribed under FIN 48. Tax positions that do not meet or exceed this threshold condition are considered uncertain tax positions. We accrue interest related to these uncertain tax positions which is recognized in interest expense. Penalties, if any, related to uncertain tax positions would be recorded in other expenses. Additional information about uncertain tax positions appears in "Income Taxes" in Item 1 – Business.

Accounting for Business Combinations. Our business has grown substantially through acquisitions and our business strategy is to continue to pursue acquisitions as opportunities arise. We have accounted for all of our business combinations using the purchase method, which is the only method permitted under SFAS 141, *Accounting for Business Combinations.* The accounting for business combinations is complicated and involves the use of significant judgment.

Under the purchase method of accounting, a business combination is accounted for at its purchase price based upon the fair value of the consideration given, whether in the form of cash, assets, stock or the assumption of liabilities. The assets and liabilities acquired are measured at their fair values, and the purchase price is allocated to the assets and liabilities based upon these fair values. The excess of the cost of an acquired entity, if any, over the net of the amounts assigned to assets acquired and liabilities assumed is recognized as goodwill. The excess of the fair value of assets acquired and liabilities assumed over the cost of an acquired entity, if any, is allocated as a pro rata reduction of the amounts that otherwise would have been assigned to certain acquired assets.

Determining the fair values of the assets and liabilities acquired involves the use of judgment, since some of the assets and liabilities acquired do not have fair values that are readily determinable. Different techniques may be used to determine fair values, including market prices, where available, appraisals, comparisons to transactions for similar assets and liabilities and present value of estimated future cash flows, among others. Since these estimates involve the use of significant judgment, they can change as new information becomes available.

We believe that the consideration we have paid for our natural gas and oil property acquisitions has represented the fair value of the assets and liabilities acquired at the time of purchase. Consequently, we have not recognized any goodwill from any of our natural gas and oil property acquisitions, nor do we expect to recognize goodwill from similar business combinations that we may complete in the future.

Disclosures About Effects of Transactions with Related Parties

Since Chesapeake was founded in 1989, our CEO, Aubrey K. McClendon, has acquired working interests in virtually all of our natural gas and oil properties by participating in our drilling activities under the terms of the Founder Well Participation Program ("FWPP") and predecessor participation arrangements provided for in Mr. McClendon's employment agreements. Under the FWPP, approved by our shareholders in June 2005, Mr. McClendon may elect to participate in all or none of the wells drilled by or on behalf of Chesapeake during a calendar year, but he is not allowed to participate only in selected wells. A participation election is required to be received by the Compensation Committee of Chesapeake's Board of Directors not less than 30 days prior to the start of each calendar year. His participation is permitted only under the terms outlined in the FWPP, which, among other things, limits his individual participation to a maximum working interest of 2.5% in a well and prohibits participation in situations where Chesapeake's working interest would be reduced below 12.5% as a result of his participation. In addition, the company is reimbursed for costs associated with leasehold acquired by Mr. McClendon as a result of his well participation.

On December 31, 2008, we entered into a new five-year employment agreement with Mr. McClendon that contained a one-time well cost incentive award to him. The total cost of the award to Chesapeake was $75 million plus employment taxes in the amount of approximately $1 million. We will recognize the incentive award as general and administrative expense over the five-year vesting period for the clawback described below, resulting in an expense of approximately $15 million per year beginning in 2009. In addition to state and federal income tax withholding, similar employment taxes were imposed on Mr. McClendon and withheld from the award. The net incentive award of approximately $44 million can only be applied against costs attributable to interests in company wells acquired by Mr. McClendon or his affiliates under the FWPP. The incentive award is subject to a clawback if, during the initial five-year term of the employment agreement, Mr. McClendon resigns from the company or is terminated for cause by the company. Upon receipt of the company's monthly invoice for joint interest billings in mid-January 2009, Mr. McClendon elected to apply approximately $19 million of the drilling credit against his December 2008 FWPP joint interest billings, leaving $25 million available as a credit against future billings. Based on our current development plans and Mr. McClendon's election under the FWPP to participate with a 2.5% working interest during 2009, the well costs under the FWPP are expected to exceed the amount of the entire FWPP credit in early 2009. We refer you to the discussion of the FWPP and Mr. McClendon's employment agreement contained in our proxy statement for our 2009 annual meeting of shareholders, which discussion is incorporated by reference in Part III of this report.

As disclosed in Note 14, in 2008, Chesapeake had revenues of $1.3 billion from natural gas and oil sales to Eagle Energy Partners I, L.P., a former affiliated entity. We sold our 33% limited partnership interest in Eagle Energy in June 2007.

Recently Issued Accounting Standards

The FASB recently issued the following standards which were reviewed by Chesapeake to determine the potential impact on our financial statements upon adoption.

In December 2007, the FASB issued SFAS No. 160, *Noncontrolling Interests in Consolidated Financial Statements – an amendment of Accounting Research Bulletin No. 51*. This statement requires an entity to separately disclose non-controlling interests as a separate component of equity in the balance sheet and clearly identify on the face of the income statement net income related to non-controlling interests. This statement is effective for financial statements issued for fiscal years beginning after December 15, 2008. The adoption of this statement will not have a material impact on our financial position, results of operations or cash flows.

In December 2007, the FASB issued SFAS No. 141 (R), *Business Combinations*. This statement requires assets acquired and liabilities assumed to be measured at fair value as of the acquisition date, acquisition-related costs incurred prior to the acquisition to be expensed and contractual contingencies to be recognized at fair value as of the acquisition date. This statement is effective for financial statements issued for fiscal years beginning after December 15, 2008. We will comply with this statement prospectively in accounting for future business combinations.

In March 2008, the FASB issued SFAS No. 161, *Disclosures about Derivative Instruments and Hedging Activities – an amendment of FASB Statement No. 133*. This statement changes the disclosure requirements for derivative instruments and hedging activities. The statement requires that objectives for using derivative instruments be disclosed in terms of underlying risk and accounting designation. This statement is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. This statement will not have a material impact on our financial disclosures.

In May 2008, the FASB issued FSP APB 14-1, *Accounting for Convertible Debt Instruments That May Be Settled in Cash Upon Conversion (Including Partial Cash Settlement)*. FSP APB 14-1 clarifies that convertible debt instruments that may be settled in cash upon either mandatory or optional conversion (including partial cash settlement) are not addressed by paragraph 12 of APB Opinion No. 14, *Accounting for Convertible Debt and Debt Issued with Stock Purchase Warrants*. The accounting prescribed by FSP APB 14-1 increases the amount of interest expense required to be recognized with respect to such instruments and, thus, lowers reported net income and net income per share of issuers of such instruments. Issuers must account for the liability and equity components of the instrument separately and in a manner that reflects interest expense at the interest rate of similar nonconvertible debt. We have three debt series that will be affected by the guidance, our 2.75% Contingent Convertible Senior Notes due 2035, our 2.5% Contingent Convertible Senior Notes due 2037 and our 2.25% Contingent Convertible Senior Notes due 2038. This staff position is effective for financial statements issued for fiscal years and interim periods beginning after December 15, 2008 and must be applied on a retrospective basis. The initial adoption of FSP APB 14-1 is expected to decrease the carrying value of our Contingent Convertible Senior Notes by approximately $1 billion, increase shareholders' equity by approximately $600 million and increase deferred tax liabilities by approximately $400 million. In addition, we currently estimate that we will record additional non-cash interest expense, which will reduce our pre-tax income by approximately $80 million and reduce net income by approximately $50 million for the year ended December 31, 2009.

In June 2008, the FASB issued FSP Emerging Issues Task Force (EITF) No. 03-6-1, *Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities*. FSP EITF 03-6-1 addresses whether instruments granted in share-based payments transactions are participating securities prior to vesting and therefore need to be included in the earnings allocation in calculating earnings per share under the two-class method described in SFAS No. 128, *Earnings per Share*. FSP EITF No. 03-6-1 requires companies to treat unvested share-based payment awards that have non-forfeitable rights to dividend or dividend equivalents as a separate class of securities in calculating earnings per share. FSP EITF No. 03-6-1 is effective for fiscal years beginning after December 15, 2008; earlier application is not permitted. FSP EITF No. 03-6-1 could be applicable to us but we have no current transactions that would be affected.

In October 2008, the FASB issued FSP FAS 157-3, *Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active*. FSP FAS 157-3 clarifies the application of FASB statement No. 157, Fair Value Measurements, in a market that is not active and provides an example to illustrate key considerations in determining the fair value of a financial asset when the market for that financial asset is not active. This FSP could be applicable to us but we currently have no financial assets of this type.

On December 31, 2008, the Securities and Exchange Commission (SEC) adopted major revisions to its rules governing oil and gas company reporting requirements. These include provisions that permit the use of new technologies to determine proved reserves and that allow companies to disclose their probable and possible reserves to investors. The current rules limit disclosure to only proved reserves. The new disclosure requirements also require companies to report the independence and qualifications of the person primarily responsible for the preparation or audit of reserve estimates, and to file reports when a third party is relied upon to prepare or audit reserves estimates. The new rules also require that oil and gas reserves be reported and the full-cost ceiling value calculated using an average price based upon the prior 12-month period. The new oil and gas reporting requirements are effective for annual reports on Form 10-K for fiscal years ending on or after December 31, 2009, with early adoption not permitted. We are in the process of assessing the impact of these new requirements on our financial position, results of operations and financial disclosures.

Forward-Looking Statements

This report includes "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements give our current expectations or forecasts of future events. They include estimates of natural gas and oil reserves, expected natural gas and oil production and future expenses, assumptions regarding future natural gas and oil prices, planned capital expenditures, and anticipated asset acquisitions and sales, as well as statements concerning anticipated cash flow and liquidity, business strategy and other plans and objectives for future operations. Disclosures concerning the fair values of derivative contracts and their estimated contribution to our future results of operations are based upon market information as of a specific date. These market prices are subject to significant volatility.

Although we believe the expectations and forecasts reflected in these and other forward-looking statements are reasonable, we can give no assurance they will prove to have been correct. They can be affected by inaccurate assumptions or by known or unknown risks and uncertainties. Factors that could cause actual results to differ materially from expected results are described under "Risk Factors" in Item 1A of this report and include:

- the volatility of natural gas and oil prices,
- the limitations our level of indebtedness may have on our financial flexibility,
- impacts the current financial crisis may have on our business and financial condition,
- declines in the values of our natural gas and oil properties resulting in ceiling test write-downs,
- the availability of capital on an economic basis, including planned asset monetization transactions, to fund reserve replacement costs,
- our ability to replace reserves and sustain production,
- uncertainties inherent in estimating quantities of natural gas and oil reserves and projecting future rates of production and the timing of development expenditures,
- exploration and development drilling that does not result in commercially productive reserves,
- leasehold terms expiring before production can be established,
- hedging activities resulting in lower prices realized on natural gas and oil sales and the need to secure hedging liabilities,
- uncertainties in evaluating natural gas and oil reserves of acquired properties and potential liabilities,
- the negative effect lower natural gas and oil prices could have on our ability to borrow,
- drilling and operating risks, including potential environmental liabilities,
- transportation capacity constraints and interruptions that could adversely affect our cash flow,
- adverse effects of governmental and environmental regulation, and
- losses possible from pending or future litigation.

We caution you not to place undue reliance on these forward-looking statements, which speak only as of the date of this report, and we undertake no obligation to update this information. We urge you to carefully review and consider the disclosures made in this report and our other filings with the Securities and Exchange Commission that attempt to advise interested parties of the risks and factors that may affect our business.

ITEM 7A. *Quantitative and Qualitative Disclosures About Market Risk*

Natural Gas and Oil Hedging Activities

Our results of operations and operating cash flows are impacted by changes in market prices for natural gas and oil. To mitigate a portion of the exposure to adverse market changes, we have entered into various derivative instruments. As of December 31, 2008, our natural gas and oil derivative instruments were comprised of swaps, basis protection swaps, knockout swaps, cap-swaps, call options, put options and collars. These instruments allow us to predict with greater certainty the effective natural gas and oil prices to be received for our hedged production. Although derivatives often fail to achieve 100% effectiveness for accounting purposes, we believe our derivative instruments continue to be highly effective in achieving the risk management objectives for which they were intended.

- For swap instruments, Chesapeake receives a fixed price for the hedged commodity and pays a floating market price to the counterparty. The fixed-price payment and the floating-price payment are netted, resulting in a net amount due to or from the counterparty.

- Basis protection swaps are arrangements that guarantee a price differential for natural gas or oil from a specified delivery point. For Mid-Continent basis protection swaps, which typically have negative differentials to NYMEX, Chesapeake receives a payment from the counterparty if the price differential is greater than the stated terms of the contract and pays the counterparty if the price differential is less than the stated terms of the contract. For Appalachian Basin basis protection swaps, which typically have positive differentials to NYMEX, Chesapeake receives a payment from the counterparty if the price differential is less than the stated terms of the contract and pays the counterparty if the price differential is greater than the stated terms of the contract.
- For knockout swaps, Chesapeake receives a fixed price and pays a floating market price. The fixed price received by Chesapeake includes a premium in exchange for the possibility to reduce the counterparty's exposure to zero, in any given month, if the floating market price is lower than certain pre-determined knockout prices.
- For cap-swaps, Chesapeake receives a fixed price and pays a floating market price. The fixed price received by Chesapeake includes a premium in exchange for a "cap" limiting the counterparty's exposure. In other words, there is no limit to Chesapeake's exposure but there is a limit to the downside exposure of the counterparty.
- For call options, Chesapeake receives a premium from the counterparty in exchange for the sale of a call option. If the market price exceeds the fixed price of the call option, Chesapeake pays the counterparty such excess. If the market price settles below the fixed price of the call option, no payment is due from Chesapeake.
- For put options, Chesapeake receives a premium from the counterparty in exchange for the sale of a put option. If the market price falls below the fixed price of the put option, Chesapeake pays the counterparty such shortfall. If the market price settles above the fixed price of the put option, no payment is due from Chesapeake.
- Collars contain a fixed floor price (put) and ceiling price (call). If the market price exceeds the call strike price or falls below the put strike price, Chesapeake receives the fixed price and pays the market price. If the market price is between the call and the put strike price, no payments are due from either party.

Chesapeake enters into counter-swaps from time to time for the purpose of locking-in the value of a swap. Under the counter-swap, Chesapeake receives a floating price for the hedged commodity and pays a fixed price to the counterparty. The counter-swap is 100% effective in locking-in the value of a swap since subsequent changes in the market value of the swap are entirely offset by subsequent changes in the market value of the counter-swap. We refer to this locked-in value as a locked swap. Generally, at the time Chesapeake enters into a counter-swap, Chesapeake removes the original swap's designation as a cash flow hedge and classifies the original swap as a non-qualifying hedge under SFAS 133. The reason for this new designation is that collectively the swap and the counter-swap no longer hedge the exposure to variability in expected future cash flows. Instead, the swap and counter-swap effectively lock-in a specific gain or loss that will be unaffected by subsequent variability in natural gas and oil prices. Any locked-in gain or loss is recorded in accumulated other comprehensive income and reclassified to natural gas and oil sales in the month of related production.

In accordance with FASB Interpretation No. 39, to the extent that a legal right of set-off exists, Chesapeake nets the value of its derivative arrangements with the same counterparty in the accompanying consolidated balance sheets.

Gains or losses from certain derivative transactions are reflected as adjustments to natural gas and oil sales on the consolidated statements of operations. Realized gains (losses) are included in natural gas and oil sales in the month of related production. Pursuant to SFAS 133, certain derivatives do not qualify for designation as cash flow hedges. Changes in the fair value of these non-qualifying derivatives that occur prior to their maturity (i.e., temporary fluctuations in value) are reported currently in the consolidated statements of operations as unrealized gains (losses) within natural gas and oil sales. Following provisions of SFAS 133, changes in the fair value of derivative instruments designated as cash flow hedges, to the extent they are effective in offsetting cash flows attributable to the hedged risk, are recorded in other comprehensive income until the hedged item is recognized in earnings. Any change in fair value resulting from ineffectiveness is recognized currently in natural gas and oil sales as unrealized gains (losses). The components of natural gas and oil sales for the years ended December 31, 2008, 2007 and 2006 are presented below.

	Years Ended December 31,		
	2008	2007	2006
	($ in millions)		
Natural gas and oil sales	$7,069	$4,795	$3,870
Realized gains (losses) on natural gas and oil derivatives	(8)	1,203	1,254
Unrealized gains (losses) on non-qualifying natural gas and oil derivatives	887	(252)	184
Unrealized gains (losses) on ineffectiveness of cash flow hedges	(90)	(122)	311
Total natural gas and oil sales	$7,858	$5,624	$5,619

As of December 31, 2008, we had the following open natural gas and oil derivative instruments (including derivatives assumed through our acquisition of CNR in November 2005) designed to hedge a portion of our natural gas and oil production for periods after December 2008:

	Volume	Weighted Average Fixed Price to be Received	Weighted Average Put Fixed Price	Weighted Average Call Fixed Price	Weighted Average Differential	SFAS 133 Hedge	Net Premiums ($ in millions)	Fair Value at December 31, 2008 ($ in millions)
Natural Gas (bbtu):								
Swaps:								
Q1 2009	81,760	$ 8.17	$ —	$ —	$ —	Yes	$—	$169
Q2 2009	57,518	8.39	—	—	—	Yes	—	148
Q3 2009	59,114	8.47	—	—	—	Yes	—	138
Q4 2009	72,584	8.42	—	—	—	Yes	—	121
2010	98,249	9.74	—	—	—	Yes	—	250
2011	23,725	8.51	—	—	—	Yes	—	27
Collars:								
Q1 2009	14,580	—	7.63	8.98	—	Yes	—	28
Q2 2009	17,290	—	7.50	8.36	—	Yes	—	31
Q3 2009	20,520	—	7.50	8.35	—	Yes	—	31
Q4 2009	16,290	—	7.50	8.35	—	Yes	—	17
Knockout Swaps:								
Q1 2009	9,150	10.09	6.03	—	—	No	5	6
Q2 2009	2,730	8.52	6.00	—	—	No	6	1
Q3 2009	2,760	8.64	6.00	—	—	No	6	1
Q4 2009	39,970	9.79	6.30	—	—	No	6	14
2010	321,150	9.78	6.23	—	—	No	1	106
2011	138,600	9.74	6.31	—	—	No	—	16
2012	18,300	9.60	6.50	—	—	No	—	(3)
Basis Protection Swaps (Mid-Continent):								
Q1 2009	26,873	—	—	—	(0.47)	No	—	25
Q2 2009	16,457	—	—	—	(0.27)	No	—	18
Q3 2009	16,821	—	—	—	(0.27)	No	—	11
Q4 2009	16,953	—	—	—	(0.27)	No	—	13
2011	45,090	—	—	—	(0.64)	No	(3)	14
2012 – 2018	57,961	—	—	—	(0.62)	No	(3)	10
Basis Protection Swaps (Appalachian Basin):								
2009	16,913	—	—	—	0.28	No	—	—
2010	10,199	—	—	—	0.26	No	—	1
2011	12,086	—	—	—	0.25	No	—	1
2012 – 2022	134	—	—	—	0.11	No	—	—
Other Swaps (a):								
Q1 2009	4,500	10.14	—	—	—	No	—	19
Q2 2009	4,550	9.86	—	—	—	No	—	5
Q3 2009	4,600	9.94	—	—	—	No	—	5
Q4 2009	4,600	10.24	—	—	—	No	—	7
2010	32,850	9.89	—	—	—	No	—	(7)
2011	4,500	8.73	—	—	—	No	—	(2)

	Volume	Weighted Average Fixed Price to be Received	Weighted Average Put Fixed Price	Weighted Average Call Fixed Price	Weighted Average Differential	SFAS 133 Hedge	Net Premiums ($ in millions)	Fair Value at December 31, 2008 ($ in millions)
Call Options:								
Q1 2009	20,355	$ —	$ —	$ 9.95	$—	No	$ 30	$ —
Q2 2009	27,765	—	—	9.59	—	No	28	(3)
Q3 2009	27,160	—	—	9.54	—	No	29	(6)
Q4 2009	28,980	—	—	9.69	—	No	28	(14)
2010	231,775	—	—	10.77	—	No	223	(58)
2011	138,700	—	—	10.59	—	No	153	(59)
2012 – 2017	76,820	—	—	11.29	—	No	57	(38)
Put Options:								
2009	36,500	—	5.75	—	—	No	3	(21)
2010	36,500	—	5.75	—	—	No	3	(18)
Other Collars:								
Q1 2009	35,550	—	5.24/7.95	9.90	—	No	—	73
Q2 2009	81,135	—	5.24/6.99	9.18	—	No	—	103
Q3 2009	85,060	—	5.24/6.98	9.16	—	No	(1)	90
Q4 2009	44,860	—	5.39/7.28	9.49	—	No	(1)	42
2010	25,550	—	6.00/7.71	11.46	—	No	21	29
2011	25,550	—	6.00/7.57	10.69	—	No	21	13
2012 – 2020	87,680	—	5.00/7.08	10.20	—	No	58	(53)
CNR Swaps (b):								
Q1 2009	4,500	5.18	—	—	—	Yes	—	(3)
Q2 2009	4,550	5.18	—	—	—	Yes	—	(3)
Q3 2009	4,600	5.18	—	—	—	Yes	—	(4)
Q4 2009	4,600	5.18	—	—	—	Yes	—	(7)
CNR Collars (b):								
2009	3,650	—	4.50	6.00	—	Yes	—	(2)
Total Natural Gas							670	1,282
Oil (mbbls):								
Knockout Swaps:								
Q1 2009	855	80.35	55.95	—	—	No	—	3
Q2 2009	865	80.43	55.95	—	—	No	—	1
Q3 2009	1,978	83.10	58.21	—	—	No	—	—
Q4 2009	1,978	83.05	58.21	—	—	No	—	(1)
2010	4,745	90.25	60.00	—	—	No	—	4
2011	1,095	104.75	60.00	—	—	No	—	7
2012	732	109.50	60.00	—	—	No	—	5
Cap Swaps:								
Q1 2009	180	67.50	50.00	—	—	No	—	2
Q2 2009	182	67.50	50.00	—	—	No	—	1
Other Swaps:								
Q1 2009	900	86.25	—	—	—	No	—	34
Q2 2009	910	86.25	—	—	—	No	—	29
Counter Swaps:								
Q1 2009	(841)	67.79	—	—	—	No	—	(16)
Q2 2009	(819)	67.00	—	—	—	No	—	(11)
Q3 2009	(230)	69.10	—	—	—	No	—	(3)
Q4 2009	(230)	69.10	—	—	—	No	—	(2)
Call Options:								
2009	5,110	—	—	101.79	—	No	3	(9)
2010	6,935	—	—	107.86	—	No	(10)	(20)
2011	3,650	—	—	185.00	—	No	36	(2)
2012	3,660	—	—	185.00	—	No	37	(4)
Other Collars:								
2010	730	—	90.00/80.00	136.40	—	No	—	5
Total Oil							66	23
Total Natural Gas and Oil							$736	$1,305

(a) These include options to extend an existing swap for an additional 12 months at 50,000 mmbtu/day at $8.73/mmbtu. The options are callable by the counterparty in March 2009 and March 2010 and 40,000 mmbtu/day at $11.35/mmbtu, callable by the counterparty in December 2009.

(b) We assumed certain liabilities related to open derivative positions in connection with our acquisition of Columbia Natural Resources, LLC in November 2005. In accordance with SFAS 141, these derivative positions were recorded at fair value in the purchase price allocation as a liability of $592 million ($45 million liability remaining as of December 31, 2008). The recognition of the derivative liability and other assumed liabilities resulted in an increase in the total purchase price which was allocated to the assets acquired. Because of this accounting treatment, only cash settlements for changes in fair value subsequent to the acquisition date for the derivative positions assumed result in adjustments to our natural gas and oil revenues upon settlement. For example, if the fair value of the derivative positions assumed does not change, then upon the sale of the underlying production and corresponding settlement of the derivative positions, cash would be paid to the counterparties and there would be no adjustment to natural gas and oil revenues related to the derivative positions. If, however, the actual sales price is different from the price assumed in the original fair value calculation, the difference would be reflected as either a decrease or increase in natural gas and oil revenues, depending upon whether the sales price was higher or lower, respectively, than the prices assumed in the original fair value calculation. For accounting purposes, the net effect of these acquired hedges is that we hedged the production volumes at market prices on the date of our acquisition of CNR.

Pursuant to Statement of Financial Accounting Standards No. 149, *Amendment of SFAS 133 on Derivative Instruments and Hedging Activities*, the derivative instruments assumed in connection with the CNR acquisition are deemed to contain a significant financing element and all cash flows associated with these positions are reported as financing activity in the statement of cash flows for the periods in which settlement occurs.

We have established the fair value of our derivative instruments utilizing established index prices, volatility curves and discount factors. These estimates are compared to our counterparty values for reasonableness. Derivative transactions are also subject to the risk that counterparties will be unable to meet their obligations. Such non-performance risk is considered in the valuation of our derivative instruments, but to date has not had a material impact on the values of our derivatives. The values we report in our financial statements are as of a point in time and subsequently change as these estimates are revised to reflect actual results, changes in market conditions and other factors.

Based upon the market prices at December 31, 2008, we expect to transfer approximately $345 million (net of income taxes) of the gain included in the balance in accumulated other comprehensive income to earnings during the next twelve months in the related month of production. All transactions hedged as of December 31, 2008 are expected to mature by December 31, 2022.

Additional information concerning the fair value of our natural gas and oil derivative instruments is as follows:

	2008	2007	2006
		($ in millions)	
Fair value of contracts outstanding, as of January 1	$ (369)	$ 345	$ (946)
Change in fair value of contracts	1,880	972	3,423
Fair value of contracts when entered into	(569)	(295)	(32)
Contracts realized or otherwise settled	9	(1,203)	(1,254)
Fair value of contracts when closed	354	(188)	(846)
Fair value of contracts outstanding, as of December 31	$1,305	$ (369)	$ 345

The change in the fair value of our derivative instruments since January 1, 2008 resulted from new contracts entered into, the settlement of derivatives for a realized gain, as well as a decrease in natural gas and oil prices. Derivative instruments reflected as current in the consolidated balance sheet represent the estimated fair value of derivative instrument settlements scheduled to occur over the subsequent twelve-month period based on market prices for natural gas and oil as of the consolidated balance sheet date. The derivative settlement amounts are not due and payable until the month in which the related underlying hedged transaction occurs.

Interest Rate Risk

The table below presents principal cash flows and related weighted average interest rates by expected maturity dates. As of December 31, 2008, the fair value of the fixed-rate long-term debt has been estimated based on quoted market prices.

	Years of Maturity						
	2009	2010	2011	2012	2013	Thereafter	Total
	($ in millions)						
Liabilities:							
Long-term debt – fixed-rate (a)	$ —	$ —	$ —	$ —	$ 864	$ 9,260	$ 10,124
Average interest rate	—	—	—	—	7.6	5.4	5.6
Long-term debt – variable rate	$ —	$ —	$ —	$ 3,474	$ 460	$ —	$ 3,934
Average interest rate	—	—	—	1.8	3.0	—	2.0

(a) This amount does not include the discount included in long-term debt of ($85) million and interest rate derivatives of $211 million.

Changes in interest rates affect the amount of interest we earn on our cash, cash equivalents and short-term investments and the interest rate we pay on borrowings under our revolving bank credit facility. All of our other long-term indebtedness is fixed rate and, therefore, does not expose us to the risk of earnings or cash flow loss due to changes in market interest rates. However, changes in interest rates do affect the fair value of our debt.

Interest Rate Derivatives

We use interest rate derivatives to mitigate our exposure to the volatility in interest rates. For interest rate derivative instruments designated as fair value hedges (in accordance with SFAS 133), changes in fair value are recorded on the consolidated balance sheets as assets (liabilities), and the debt's carrying value amount is adjusted by the change in the fair value of the debt subsequent to the initiation of the derivative. Changes in the fair value of derivative instruments not qualifying as fair value hedges are recorded currently as adjustments to interest expense.

Gains or losses from interest rate derivative transactions are reflected as adjustments to interest expense in the consolidated statements of operations. Realized gains (losses) included in interest expense were $6 million, ($1) million and ($2) million in 2008, 2007 and 2006, respectively. Pursuant to SFAS 133, certain derivatives do not qualify for designation as fair value hedges. Changes in the fair value of these non-qualifying derivatives that occur prior to their maturity (i.e., temporary fluctuations in value) are reported currently in the consolidated statements of operations as unrealized gains (losses) within interest expense. Unrealized gains (losses) included in interest expense were ($85) million, ($40) million and $2 million in 2008, 2007 and 2006, respectively.

As of December 31, 2008, the following interest rate derivatives were outstanding:

	Notional Amount ($ in millions)	Weighted Average Fixed Rate	Weighted Average Floating Rate (b)	Fair Value Hedge	Net Premiums ($ in millions)	Fair Value ($ in millions)
Fixed to Floating Interest Rate:						
Swaps						
January 2008 – November 2020	$750	6.75%	6 mL plus 224 bp	Yes	$ —	$ 115
Call Options						
February 2009 – May 2009	$750	6.75%	6 mL plus 224 bp	No	11	(105)
Swaption						
January 2009	$250	6.50%	6 mL plus 200 bp	No	3	—
Floating to Fixed Interest Rate:						
Swaps						
August 2007 – August 2010	$825	4.74%	1 – 3 mL	No	—	(27)
Collars (a)						
August 2007 – August 2010	$800	4.52%	6 mL	No	—	(35)
Swaption						
August 2009	$500	2.56%	1 mL	No	5	(10)
					$ 19	$ (62)

(a) The collars have ceiling and floor fixed interest rates of 5.37% and 4.52%, respectively.

(b) Month LIBOR has been abbreviated "mL" and basis points has been abbreviated "bp".

In 2008, we closed interest rate derivatives for gains totaling $110 million of which $30 million was recognized in interest expense. The remaining $80 million was from interest rate derivatives designated as fair value hedges and the settlement amounts received will be amortized as a reduction to interest expense over the remaining term of the related senior notes ranging from five to twelve years.

Foreign Currency Derivatives

On December 6, 2006, we issued €600 million of 6.25% Euro-denominated Senior Notes due 2017. Concurrent with the issuance of the Euro-denominated senior notes, we entered into a cross currency swap to mitigate our exposure to fluctuations in the euro relative to the dollar over the term of the notes. Under the terms of the cross currency swap, on each semi-annual interest payment date, the counterparties will pay Chesapeake €19 million and Chesapeake will pay the counterparties $30 million, which will yield an annual dollar-equivalent interest rate of 7.491%. Upon maturity of the notes, the counterparties will pay Chesapeake €600 million and Chesapeake will pay the counterparties $800 million. The terms of the cross currency swap were based on the dollar/euro exchange rate on the issuance date of $1.3325 to €1.00. Through the cross currency swap, we have eliminated any potential variability in Chesapeake's expected cash flows related to changes in foreign exchange rates and therefore the swap qualifies as a cash flow hedge under SFAS 133. The euro-denominated debt is recorded in notes payable ($835 million at December 31, 2008) using an exchange rate of $1.3919 to €1.00. The fair value of the cross currency swap is recorded on the consolidated balance sheet as a liability of $77 million at December 31, 2008.

ITEM 8. ***Financial Statements and Supplementary Data***

INDEX TO FINANCIAL STATEMENTS

CHESAPEAKE ENERGY CORPORATION

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

It is the responsibility of the management of Chesapeake Energy Corporation to establish and maintain adequate internal control over financial reporting (as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934). Management utilized the Committee of Sponsoring Organizations of the Treadway Commission's *Internal Control – Integrated Framework* (COSO framework) in conducting the required assessment of effectiveness of the Company's internal control over financial reporting.

Management has performed an assessment of the effectiveness of the Company's internal control over financial reporting and has determined the Company's internal control over financial reporting was effective as of December 31, 2008.

The effectiveness of the Company's internal control over financial reporting as of December 31, 2008, has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which appears herein.

/s/ AUBREY K. MCCLENDON

Aubrey K. McClendon
Chairman and Chief Executive Officer

/s/ MARCUS C. ROWLAND

Marcus C. Rowland
Executive Vice President and Chief Financial Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Chesapeake Energy Corporation,

In our opinion, the consolidated financial statements listed in the accompanying index present fairly, in all material respects, the financial position of Chesapeake Energy Corporation and its subsidiaries at December 31, 2008 and 2007, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2008 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the accompanying index presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements and financial statement schedule, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control over Financial Reporting appearing under Item 8. Our responsibility is to express opinions on these financial statements, on the financial statement schedule, and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Tulsa, Oklahoma

March 2, 2009

CHESAPEAKE ENERGY CORPORATION AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	December 31, 2008	December 31, 2007
	($ in millions)	
CURRENT ASSETS:		
Cash and cash equivalents	$ 1,749	$ 1
Accounts receivable	1,324	1,074
Short-term derivative instruments	1,082	203
Inventory	58	87
Other	79	31
Total Current Assets	4,292	1,396
PROPERTY AND EQUIPMENT:		
Natural gas and oil properties, at cost based on full-cost accounting:		
Evaluated natural gas and oil properties	28,965	27,656
Unevaluated properties	11,216	5,641
Less: accumulated depreciation, depletion and amortization of natural gas and oil properties	(11,866)	(7,112)
Total natural gas and oil properties, at cost based on full-cost accounting	28,315	26,185
Other property and equipment:		
Natural gas gathering systems and treating plants	2,717	1,135
Buildings and land	1,513	816
Drilling rigs and equipment	430	106
Natural gas compressors	184	63
Other	482	327
Less: accumulated depreciation and amortization of other property and equipment	(496)	(295)
Total Other Property and Equipment	4,830	2,152
Total Property and Equipment	33,145	28,337
OTHER ASSETS:		
Investments	444	612
Long-term derivative instruments	261	4
Other assets	302	385
Total Other Assets	1,007	1,001
TOTAL ASSETS	$ 38,444	$30,734

The accompanying notes are an integral part of these consolidated financial statements.

CHESAPEAKE ENERGY CORPORATION AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS — (Continued)

	December 31,	
	2008	2007
	($ in millions)	
CURRENT LIABILITIES:		
Accounts payable	$ 1,611	$ 1,262
Short-term derivative instruments	66	174
Accrued liabilities	880	712
Deferred income taxes	358	—
Income taxes payable	108	5
Revenues and royalties due others	431	433
Accrued interest	167	175
Total Current Liabilities	3,621	2,761
LONG-TERM LIABILITIES:		
Long-term debt, net	14,184	10,950
Deferred income tax liabilities	3,763	3,966
Asset retirement obligations	269	236
Long-term derivative instruments	111	408
Revenues and royalties due others	49	42
Other liabilities	150	241
Total Long-Term Liabilities	18,526	15,843
CONTINGENCIES AND COMMITMENTS (Note 4)		
STOCKHOLDERS' EQUITY:		
Preferred Stock, $.01 par value, 20,000,000 shares authorized:		
4.50% cumulative convertible preferred stock, 2,558,900 and 3,450,000 shares issued and outstanding as of December 31, 2008 and 2007, respectively, entitled in liquidation to $256 million and $345 million, respectively	256	345
5.00% cumulative convertible preferred stock (Series 2005B) 2,095,615 and 5,750,000 shares issued and outstanding as of December 31, 2008 and 2007, respectively, entitled in liquidation to $209 million and $575 million, respectively	209	575
6.25% mandatory convertible preferred stock, 143,768 shares issued and outstanding as of December 31, 2008 and 2007, entitled in liquidation to $36 million	36	36
4.125% cumulative convertible preferred stock, 3,033 and 3,062 shares issued and outstanding as of December 31, 2008 and 2007, respectively, entitled in liquidation to $3 million	3	3
5.00% cumulative convertible preferred stock (Series 2005), 5,000 shares issued and outstanding as of December 31, 2008 and 2007, entitled in liquidation to $1 million	1	1
Common Stock, $.01 par value, 750,000,000 shares authorized, 607,953,437 and 511,648,217 shares issued December 31, 2008 and 2007, respectively	6	5
Paid-in capital	10,835	7,032
Retained earnings	4,694	4,150
Accumulated other comprehensive income (loss), net of tax of ($163) million and $6 million, respectively	267	(11)
Less: treasury stock, at cost; 657,276 and 500,821 common shares as of December 31, 2008 and 2007, respectively	(10)	(6)
Total Stockholders' Equity	16,297	12,130
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$38,444	$30,734

The accompanying notes are an integral part of these consolidated financial statements.

CHESAPEAKE ENERGY CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

	Years Ended December 31,		
	2008	2007	2006
	($ in millions, except per share data)		
REVENUES:			
Natural gas and oil sales	$ 7,858	$ 5,624	$5,619
Natural gas and oil marketing sales	3,598	2,040	1,577
Service operations revenue	173	136	130
Total Revenues	11,629	7,800	7,326
OPERATING COSTS:			
Production expenses	889	640	490
Production taxes	284	216	176
General and administrative expenses	377	243	139
Natural gas and oil marketing expenses	3,505	1,969	1,522
Service operations expense	143	94	68
Natural gas and oil depreciation, depletion and amortization	1,970	1,835	1,359
Depreciation and amortization of other assets	177	154	104
Impairment of natural gas and oil properties and other fixed assets	2,830	—	—
Employee retirement expense	—	—	55
Total Operating Costs	10,175	5,151	3,913
INCOME FROM OPERATIONS	1,454	2,649	3,413
OTHER INCOME (EXPENSE):			
Interest and other income	(11)	15	26
Interest expense	(314)	(406)	(301)
Gain on exchanges or repurchases of Chesapeake debt	237	—	—
Impairment of investments	(180)	—	—
Gain on sale of investments	—	83	117
Total Other Income (Expense)	(268)	(308)	(158)
INCOME BEFORE INCOME TAXES	1,186	2,341	3,255
INCOME TAX EXPENSE:			
Current	423	29	5
Deferred	40	861	1,247
Total Income Tax Expense	463	890	1,252
NET INCOME	723	1,451	2,003
PREFERRED STOCK DIVIDENDS	(33)	(94)	(89)
LOSS ON CONVERSION/EXCHANGE OF PREFERRED STOCK	(67)	(128)	(10)
NET INCOME AVAILABLE TO COMMON SHAREHOLDERS	$ 623	$ 1,229	$1,904
EARNINGS PER COMMON SHARE:			
Basic	$ 1.16	$ 2.69	$ 4.78
Assuming dilution	$ 1.14	$ 2.62	$ 4.35
CASH DIVIDEND DECLARED PER COMMON SHARE	$0.2925	$0.2625	$ 0.23
WEIGHTED AVERAGE COMMON AND COMMON EQUIVALENT SHARES OUTSTANDING (in millions):			
Basic	536	456	398
Assuming dilution	545	487	459

The accompanying notes are an integral part of these consolidated financial statements.

CHESAPEAKE ENERGY CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended December 31,		
	2008	2007	2006
	($ in millions)		
CASH FLOWS FROM OPERATING ACTIVITIES:			
NET INCOME	$ 723	$ 1,451	$ 2,003
ADJUSTMENTS TO RECONCILE NET INCOME TO CASH PROVIDED BY OPERATING ACTIVITIES:			
Depreciation, depletion, and amortization	2,147	1,989	1,463
Deferred income taxes	40	861	1,247
Unrealized (gains) losses on derivatives	(712)	415	(497)
Realized (gains) losses on financing derivatives	38	(92)	(136)
Stock-based compensation	132	84	84
Gain on sale of investments	—	(83)	(117)
Loss (income) from equity investments	38	—	(10)
Gain on repurchases or exchanges of Chesapeake senior notes	(237)	—	—
Impairment of natural gas and oil properties and other fixed assets	2,830	—	—
Impairment of investments	180	—	—
Other	(1)	8	3
(Increase) decrease in accounts receivable	(78)	(192)	(22)
(Increase) decrease in inventory and other assets	56	(65)	(126)
Increase (decrease) in accounts payable, accrued liabilities and other	76	430	1,025
Increase (decrease) in current and non-current revenues and royalties due others	4	126	(74)
Cash provided by operating activities	5,236	4,932	4,843
CASH FLOWS FROM INVESTING ACTIVITIES:			
Acquisitions of natural gas and oil companies, proved and unproved properties, net of cash acquired	(8,472)	(2,961)	(3,960)
Exploration and development of natural gas and oil properties	(6,104)	(5,305)	(3,779)
Additions to other property and equipment	(3,073)	(1,439)	(987)
Additions to investments	(74)	(8)	(554)
Divestitures of proved and unproved properties and leasehold	6,091	—	—
Proceeds from sale of volumetric production payments	1,579	1,089	—
Proceeds from sale of compressors	114	188	—
Proceeds from sale of drilling rigs and equipment	64	369	244
Proceeds from sale of investments	2	124	159
Acquisition of trucking company, net of cash acquired	—	—	(45)
Deposits for acquisitions	(12)	(15)	(22)
Sale of other assets	41	36	2
Cash used in investing activities	(9,844)	(7,922)	(8,942)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Proceeds from long-term borrowings	13,291	7,932	8,370
Payments on long-term borrowings	(11,307)	(6,160)	(8,264)
Proceeds from issuance of senior notes, net of offering costs	2,136	1,607	1,755
Proceeds from issuance of common stock, net of offering costs	2,598	—	1,759
Proceeds from issuance of preferred stock, net of offering costs	—	—	558
Cash paid to purchase Chesapeake senior notes	(312)	—	—
Cash paid for common stock dividends	(148)	(115)	(87)
Cash paid for preferred stock dividends	(35)	(95)	(88)
Cash paid for treasury stock	(5)	—	(86)
Derivative settlements	(167)	(91)	(87)
Net increase (decrease) in outstanding payments in excess of cash balance	330	(98)	70
Cash received from exercise of stock options	9	15	73
Excess tax benefit from stock-based compensation	43	20	88
Other financing costs	(77)	(27)	(19)
Cash provided by financing activities	6,356	2,988	4,042
Net increase (decrease) in cash and cash equivalents	1,748	(2)	(57)
Cash and cash equivalents, beginning of period	1	3	60
Cash and cash equivalents, end of period	$ 1,749	$ 1	$ 3

The accompanying notes are an integral part of these consolidated financial statements.

CHESAPEAKE ENERGY CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS — (Continued)

	Years Ended December 31,		
	2008	2007	2006
	($ in millions)		
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION OF CASH PAYMENTS FOR:			
Interest, net of capitalized interest	$218	$315	$273
Income taxes, net of refunds received	$296	$ 55	$ —

SUPPLEMENTAL SCHEDULE OF NON-CASH INVESTING AND FINANCING ACTIVITIES:

As of December 31, 2008 2007 and 2006, dividends payable on our common and preferred stock were $50 million, $53 million and $53 million, respectively.

In 2008, 2007 and 2006, natural gas and oil properties were adjusted by $13 million, $131 million and $180 million, respectively, for net income tax liabilities related to acquisitions.

During 2008, 2007 and 2006, natural gas and oil properties were adjusted by ($4) million, $97 million and $85 million, respectively, as a result of an increase (decrease) in accrued exploration and development costs.

During 2008, 2007, and 2006, other property and equipment were adjusted by $125 million, $3 million and $11 million, respectively, as a result in an increase (decrease) in accrued costs.

We recorded non-cash asset additions to net natural gas and oil properties of $10 million, $29 million and $23 million in 2008, 2007 and 2006, respectively, for asset retirement obligations.

In 2008, holders of certain of our contingent convertible senior notes exchanged or converted their senior notes for shares of common stock in privately negotiated exchanges as summarized below ($ in millions):

Contingent Convertible Senior Notes	Principal Amount	Number of Common Shares
2.75% due 2035	$239	8,841,526
2.50% due 2037	272	8,416,865
2.25% due 2038	254	6,654,821
	$765	23,913,212

In 2008, we issued 1,677,000 shares of common stock, valued at $34 million for the purchase of leasehold and unproved properties pursuant to an acquisition shelf registration statement.

The accompanying notes are an integral part of these consolidated financial statements.

CHESAPEAKE ENERGY CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS — (Continued)

In 2008, 2007 and 2006, shares of our cumulative convertible preferred stock were exchanged for or converted into shares of common stock as summarized below:

Year of Exchange/Conversion	Cumulative Convertible Preferred Stock	Number of Preferred Shares	Number of Common Shares	Type of Transaction
2008	5.0% (Series 2005B)	3,654,385	10,443,642	Exchange
	4.5%	891,100	2,227,750	Exchange
	4.125%	29	1,743	Conversion
			12,673,135	
2007	5.0% (Series 2005)	4,595,000	19,283,311	Exchange
	6.25%	2,156,184	17,367,823	Exchange
	6.25%	48	344	Conversion
	4.125%	3	180	Conversion
			36,651,658	
2006	5.0% (Series 2003)	987,321	6,113,009	Exchange
	5.0% (Series 2003)	38,625	235,447	Conversion
	4.125%	85,995	5,420,720	Exchange
	6.0%	99,310	482,694	Conversion
			12,251,870	

In 2006, we acquired 32% of the outstanding common stock of Chaparral Energy, Inc. for $240 million in cash and 1,375,989 newly issued shares of our common stock valued at $40 million. Chaparral is a privately-held independent natural gas and oil company headquartered in Oklahoma City, Oklahoma.

The accompanying notes are an integral part of these consolidated financial statements.

CHESAPEAKE ENERGY CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

	Years Ended December 31,		
	2008	2007	2006
	($ in millions)		
PREFERRED STOCK:			
Balance, beginning of period	$ 960	$1,958	$1,577
Issuance of 6.25% mandatory convertible preferred stock	—	—	575
Exchange of common stock for 3,654,385, 0 and 0 shares of 5.00% preferred stock (Series 2005B)	(366)	—	—
Exchange of common stock for 891,100, 0 and 0 shares of 4.50% preferred stock	(89)	—	—
Exchange of common stock for 0, 4,595,000 and 0 shares of 5.00% preferred stock (Series 2005)	—	(459)	—
Exchange of common stock for 0, 2,156,232 and 0 shares of 6.25% preferred stock	—	(539)	—
Exchange of common stock for 29, 3 and 85,995 shares of 4.125% preferred stock	—	—	(86)
Exchange of common stock for 0, 0 and 1,025,946 shares of 5.00% preferred stock (Series 2003)	—	—	(103)
Exchange of common stock for 0, 0 and 99,310 shares of 6.00% preferred stock	—	—	(5)
Balance, end of period	505	960	1,958
COMMON STOCK:			
Balance, beginning of period	5	5	4
Issuance of 51,750,000, 0 and 58,750,000 shares of common stock	1	—	1
Issuance of 1,677,000, 0 and 0 shares of common stock for the purchase of leasehold and unproved properties	—	—	—
Issuance of 0, 0 and 1,375,989 shares of common stock for the purchase of Chaparral Energy, Inc. common stock	—	—	—
Exchange of 12,673,135, 36,651,658 and 12,251,870 shares of common stock for preferred stock	—	—	—
Exchange of 23,913,212, 0 and 0 shares of common stock for convertible notes	—	—	—
Exercise of stock options	—	—	—
Restricted stock grants	—	—	—
Balance, end of period	6	5	5
PAID-IN CAPITAL:			
Balance, beginning of period	7,032	5,873	3,803
Issuance of common stock	2,697	—	1,799
Issuance of common stock for the purchase of leasehold and unproved properties	34	—	—
Issuance of common stock for the purchase of Chaparral Energy, Inc. common stock	—	—	40
Exchange of 23,913,212, 0 and 0 shares of common stock for convertible notes	480	—	—
Exchange of 12,673,135, 36,651,658 and 12,251,870 shares of common stock for preferred stock	454	998	193
Stock-based compensation	188	129	100
Adoption of SFAS 123(R)	—	—	(89)
Common stock offering expenses	(101)	—	(58)
Exercise of stock options	8	15	73
Release of 0, 0 and 6,500,000 shares from treasury stock upon exercise of stock options	—	—	(75)
Tax benefit from exercise of stock options and restricted stock	43	20	88
Preferred stock conversion/exchange expenses	—	(3)	(1)
Balance, end of period	10,835	7,032	5,873

The accompanying notes are an integral part of these consolidated financial statements.

CHESAPEAKE ENERGY CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY — (Continued)

	Years Ended December 31,		
	2008	2007	2006
	($ in millions)		
RETAINED EARNINGS:			
Balance, beginning of period	4,150	2,913	1,101
Net income	723	1,451	2,003
Dividends on common stock	(158)	(121)	(96)
Dividends on preferred stock	(21)	(89)	(95)
Adoption of FIN48	—	(4)	—
Balance, end of period	4,694	4,150	2,913
ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS):			
Balance, beginning of period	(11)	528	(195)
Hedging activity	297	(520)	809
Marketable securities activity	(19)	(19)	(86)
Balance, end of period	267	(11)	528
UNEARNED COMPENSATION:			
Balance, beginning of period	—	—	(89)
Adoption of SFAS 123(R)	—	—	89
Balance, end of period	—	—	—
TREASURY STOCK - COMMON:			
Balance, beginning of period	(6)	(26)	(26)
Purchase of 159,430, 0 and 2,707,471 shares of treasury stock	(4)	—	(86)
Release of 0, 0 and 6,500,000 shares upon exercise of stock options	—	—	75
Release of 2,975, 666,186 and 361,280 shares for company benefit plans	—	20	11
Balance, end of period	(10)	(6)	(26)
TOTAL STOCKHOLDERS' EQUITY	$16,297	$12,130	$11,251

The accompanying notes are an integral part of these consolidated financial statements.

CHESAPEAKE ENERGY CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Years Ended December 31,		
	2008	2007	2006
	($ in millions)		
Net Income	$ 723	$1,451	$2,003
Other comprehensive income (loss), net of income tax:			
Change in fair value of derivative instruments, net of income taxes of $113 million, ($56) million and $1.033 billion, respectively	186	(92)	1,711
Reclassification of (gain) loss on settled contracts, net of income taxes of $35 million, ($308) million and ($426) million, respectively	55	(504)	(706)
Ineffective portion of derivatives qualifying for cash flow hedge accounting, net of income taxes of $34 million, $46 million and ($116) million, respectively	56	76	(195)
Unrealized gain on marketable securities, net of income taxes of ($12) million, ($11) million and ($8) million, respectively	(19)	(19)	(13)
Reclassification of gain on sales of investments, net of income taxes of $0, $0 and ($46) million, respectively	—	—	(73)
Comprehensive income	$1,001	$ 912	$2,727

The accompanying notes are an integral part of these consolidated financial statements.

CHESAPEAKE ENERGY CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Basis of Presentation and Summary of Significant Accounting Policies

Description of Company

Chesapeake Energy Corporation ("Chesapeake" or the "company") is a natural gas and oil exploration and production company engaged in the exploration, development and acquisition of properties for the production of natural gas and crude oil from underground reservoirs, and we provide marketing and midstream services for natural gas and oil for other working interest owners in properties we operate. Our properties are located in Alabama, Arkansas, Colorado, Kansas, Kentucky, Louisiana, Maryland, Michigan, Mississippi, Montana, Nebraska, New Mexico, New York, North Dakota, Ohio, Oklahoma, Pennsylvania, Tennessee, Texas, Utah, Virginia, West Virginia and Wyoming.

Principles of Consolidation

The accompanying consolidated financial statements of Chesapeake include the accounts of our direct and indirect wholly-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated.

Accounting Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Cash Equivalents

For purposes of the consolidated financial statements, Chesapeake considers investments in all highly liquid instruments with original maturities of three months or less at date of purchase to be cash equivalents.

Accounts Receivable

Our accounts receivable are primarily from purchasers of natural gas and oil and exploration and production companies which own interests in properties we operate. This industry concentration has the potential to impact our overall exposure to credit risk, either positively or negatively, in that our customers may be similarly affected by changes in economic, industry or other conditions. We generally require letters of credit for receivables from customers which are judged to have sub-standard credit, unless the credit risk can otherwise be mitigated.

Accounts receivable consists of the following components:

	December 31,	
	2008	2007
	($ in millions)	
Natural gas and oil sales	$ 738	$ 798
Joint interest	424	175
Service operations	20	10
Related parties (a)	—	18
Other	154	81
Allowance for doubtful accounts	(12)	(8)
Total accounts receivable	$1,324	$1,074

(a) See Note 6 for discussion of related party transactions.

Natural Gas and Oil Properties

Chesapeake follows the full-cost method of accounting under which all costs associated with property acquisition, exploration and development activities are capitalized. We capitalize internal costs that can be directly identified with our acquisition, exploration and development activities and do not include any costs related to production, general corporate overhead or similar activities (see Note 10). Capitalized costs are amortized on a composite unit-of-production method based on proved natural gas and oil reserves. Estimates of our proved reserves as of December 31, 2008 were prepared by Chesapeake's internal staff. Approximately 76% of these proved reserves estimates (by volume) at year-end 2008 were audited by independent engineering firms. In addition, our internal engineers review and update our reserves on a quarterly basis. The average composite rates used for depreciation, depletion and amortization were $2.34 per mcfe in 2008, $2.57 per mcfe in 2007 and $2.35 per mcfe in 2006.

Proceeds from the sale of properties are accounted for as reductions of capitalized costs unless such sales involve a significant change in the relationship between costs and the value of proved reserves or the underlying value of unproved properties, in which case a gain or loss is recognized.

The costs of unproved properties are excluded from amortization until the properties are evaluated. We review all of our unevaluated properties quarterly to determine whether or not and to what extent proved reserves have been assigned to the properties and otherwise if impairment has occurred. Unevaluated properties are grouped by major prospect area where individual property costs are not significant and are assessed individually when individual costs are significant.

We review the carrying value of our natural gas and oil properties under the full-cost accounting rules of the Securities and Exchange Commission on a quarterly basis. This quarterly review is referred to as a ceiling test. Under the ceiling test, capitalized costs, less accumulated amortization and related deferred income taxes, may not exceed an amount equal to the sum of the present value of estimated future net revenues (adjusted for cash flow hedges) less estimated future expenditures to be incurred in developing and producing the proved reserves, less any related income tax effects. As of December 31, 2008, capitalized costs of natural gas and oil properties exceeded the estimated present value of future net revenues from our proved reserves, net of related income tax considerations, resulting in a write-down in the carrying value of natural gas and oil properties of $2.8 billion. In calculating future net revenues, current prices and costs used are those as of the end of the appropriate quarterly period. Such prices are utilized except where different prices are fixed and determinable from applicable contracts for the remaining term of those contracts, including the effects of derivatives qualifying as cash flow hedges. Based on spot prices for natural gas and oil as of December 31, 2008, these cash flow hedges increased the full-cost ceiling by $1.024 billion, thereby reducing the ceiling test write-down by the same amount. Our qualifying cash flow hedges as of December 31, 2008, which consisted of swaps and collars, covered 362 bcfe, 98 bcfe and 24 bcfe in 2009, 2010 and 2011, respectively. Our natural gas and oil hedging activities are discussed in Note 9 of these consolidated financial statements.

Two primary factors impacting the ceiling test are reserve levels and current prices, and their associated impact on the present value of estimated future net revenues. Revisions to estimates of natural gas and oil reserves and/or an increase or decrease in prices can have a material impact on the present value of estimated future net revenues. Any excess of the net book value, less deferred income taxes, is generally written off as an expense. Under SEC regulations, the excess above the ceiling is not expensed (or is reduced) if, subsequent to the end of the period, but prior to the release of the financial statements, natural gas and oil prices increase sufficiently such that an excess above the ceiling would have been eliminated (or reduced) if the increased prices were used in the calculations.

We account for seismic costs in accordance with Rule 4-10 of Regulation S-X. Specifically, Rule 4-10 requires that all companies that use the full-cost method capitalize exploration costs as part of their natural gas and oil properties (i.e., full-cost pool). Exploration costs may be incurred both before acquiring the related property and after acquiring the property. Further, exploration costs include, among other things, geological and geophysical studies and salaries and other expenses of geologists, geophysical crews and others conducting those studies. Such costs are capitalized as incurred. Seismic costs directly associated with the acquisition and evaluation of unproved properties are excluded from the amortization computation until it is determined whether or not proved reserves can be assigned to the properties. The company reviews its unproved properties and associated seismic costs quarterly in order to ascertain whether impairment has incurred. To the extent that seismic costs cannot be directly associated with specific unevaluated properties, they are included in the amortization base as incurred.

Other Property and Equipment

Other property and equipment consists primarily of natural gas gathering and processing facilities, drilling rigs, land, buildings and improvements, natural gas compressors, vehicles, office equipment, and software. Major renewals and betterments are capitalized while the costs of repairs and maintenance are charged to expense as incurred. The costs of assets retired or otherwise disposed of and the applicable accumulated depreciation are removed from the accounts, and the resulting gain or loss is reflected in operations. Other property and equipment costs are depreciated on a straight-line basis. A summary of other property and equipment and the useful lives are as follows:

	December 31,		
	2008	2007	Useful Life
	($ in millions)		(in years)
Natural gas gathering systems and treating plants	$2,717	$1,135	20
Buildings and improvements	681	421	15 -39
Drilling rigs and equipment	430	106	15
Natural gas compressors	184	63	20
Other	482	327	2 - 7
Land	832	395	—
Total	$5,326	$2,447	

Realization of the carrying value of other property and equipment is reviewed for possible impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Assets are determined to be impaired if a forecast of undiscounted estimated future net operating cash flows directly related to the asset including disposal value if any, is less than the carrying amount of the asset. If any asset is determined to be impaired, the loss is measured as the amount by which the carrying amount of the asset exceeds its fair value. An estimate of fair value is based on the best information available, including prices for similar assets. For 2008, we recorded an impairment of $30 million associated with certain of our midstream assets.

Investments

Investments in securities are accounted for under the equity method in circumstances where we are deemed to exercise significant influence over the operating and investing policies of the investee but do not have control. Under the equity method, we recognize our share of the investee's earnings in our consolidated statements of operations. Investments in securities not accounted for under the equity method are accounted for under the cost method. Investments in marketable equity securities accounted for under the cost method have been designated as available for sale and, as such, are recorded at fair value. We evaluate our investments for impairment in value and recognize a charge to earnings when any identified impairment is judged to be other than temporary. For 2008, we recorded an impairment of $180 million associated with certain of our investments. See Note 12 for further discussion of investments.

Capitalized Interest

During 2008, 2007 and 2006, interest of approximately $464 million, $269 million and $179 million, respectively, was capitalized on significant investments in unproved properties that were not being currently depreciated, depleted or amortized and on which exploration activities were in progress. Interest is capitalized using a weighted average interest rate based on our outstanding borrowings.

Accounts Payable and Accrued Liabilities

Included in accounts payable at December 31, 2008 and 2007, respectively, are liabilities of approximately $480 million and $150 million representing the amount by which checks issued, but not yet presented to our banks for collection, exceeded balances in applicable bank accounts. Other accrued liabilities include $258 million and $262 million of accrued drilling costs as of December 31, 2008 and 2007, respectively.

Debt Issue Costs

Included in other assets are costs associated with the issuance of our senior notes and costs associated with our revolving bank credit facility and hedging facilities. The remaining unamortized debt issue costs at December 31, 2008 and 2007 totaled $157 million and $138 million, respectively, and are being amortized over the life of the senior notes, revolving credit facilities or hedging facilities.

Asset Retirement Obligations

Chesapeake follows Statement of Financial Accounting Standards (SFAS) No. 143, *Accounting for Asset Retirement Obligations*. This statement applies to obligations associated with the retirement of tangible long-lived assets that result from the acquisition, construction and development of the assets.

SFAS 143 requires that the fair value of a liability for a retirement obligation be recognized in the period in which the liability is incurred. For natural gas and oil properties, this is the period in which a natural gas or oil well is acquired or drilled. The asset retirement obligation is capitalized as part of the carrying amount of our natural gas and oil properties at its discounted fair value. The liability is then accreted each period until the liability is settled or the well is sold, at which time the liability is reversed.

Revenue Recognition

Natural Gas and Oil Sales. Revenue from the sale of natural gas and oil is recognized when title passes, net of royalties.

Natural Gas Imbalances. We follow the "sales method" of accounting for our natural gas revenue whereby we recognize sales revenue on all natural gas sold to our purchasers, regardless of whether the sales are proportionate to our ownership in the property. An asset or a liability is recognized to the extent that we have an imbalance in excess of the remaining natural gas reserves on the underlying properties. The natural gas imbalance net position at December 31, 2008 and 2007 was a liability of $6 million and $4 million, respectively.

Marketing Sales. Chesapeake takes title to the natural gas it purchases from other working interest owners in operated wells, arranges for transportation and delivers the natural gas to third parties, at which time revenues are recorded. Chesapeake's results of operations related to its natural gas and oil marketing activities are presented on a "gross" basis, because we act as a principal rather than an agent. All significant intercompany accounts and transactions have been eliminated.

Hedging

Chesapeake uses commodity price and financial risk management instruments to mitigate our exposure to price fluctuations in natural gas and oil and interest rates. Recognized gains and losses on derivative contracts are reported as a component of the related transaction. Results of natural gas and oil derivative transactions are reflected in natural gas and oil sales and results of interest rate hedging transactions are reflected in interest expense. The changes in fair value of derivative instruments not qualifying for designation as either cash flow or fair value hedges that occur prior to maturity are reported currently in the consolidated statement of operations as unrealized gains (losses) within natural gas and oil sales or interest expense.

We have established the fair value of our derivative instruments utilizing established index prices, volatility curves and discount factors. These estimates are compared to our counterparty values for reasonableness. Derivative transactions are also subject to the risk that counterparties will be unable to meet their obligations. Such non-performance risk is considered in the valuation of our derivative instruments, but to date has not had a material impact on the values of our derivatives. The values we report in our financial statements are as of a point in time and subsequently change as these estimates are revised to reflect actual results, changes in market conditions and other factors.

Statement of Financial Accounting Standards No. 133, *Accounting for Derivative Instruments and Hedging Activities*, establishes accounting and reporting standards requiring that derivative instruments (including certain derivative instruments embedded in other contracts) be recorded at fair value and included in the consolidated balance sheet as assets or liabilities. The accounting for changes in the fair value of a derivative instrument depends on the intended use of the derivative and the resulting designation, which is established at the inception of a derivative. For derivative instruments designated as cash flow hedges, changes in fair value, to the extent the hedge is effective, are recognized in other comprehensive income until the hedged item is recognized in earnings. Any change in the fair value resulting from ineffectiveness, as defined by SFAS 133, is recognized immediately in natural gas and oil sales. For interest rate derivative instruments designated as fair value hedges (in accordance with SFAS 133), changes in fair value are recorded on the consolidated balance sheets as assets (liabilities), and the debt's carrying value amount is adjusted by the change in the fair value of the debt subsequent to the initiation of the derivative. Differences between the changes in the fair values of the hedged item and the derivative instrument, if any, represent gains or losses on ineffectiveness and are reflected currently in interest expense. Hedge effectiveness is measured at least quarterly based on the relative changes in fair value between the derivative contract and the hedged item over time. Changes in fair value of contracts that do not qualify as hedges or are not designated as hedges are also recognized currently in earnings.

Stock-Based Compensation

Chesapeake's stock based compensation programs consist of restricted stock and stock options issued to employees and non-employee directors. On January 1, 2006, we adopted Statement of Financial Accounting Standards No. 123 (revised 2004), *Share-Based Payment* (SFAS 123(R)), to account for stock-based compensation. SFAS 123(R) requires companies to recognize the cost of employee services received in exchange for awards of equity instruments based on the fair value at grant date of those awards in their financial statements. We elected to use the modified prospective method for adoption, which requires compensation expense to be recorded for all unvested stock options and other equity-based compensation beginning in the first quarter of adoption. For all unvested options outstanding as of January 1, 2006, the previously measured but unrecognized compensation expense, based on the fair value at the original grant date, is recognized in our financial statements over the remaining vesting period. For equity-based compensation awards granted or modified subsequent to January 1, 2006, compensation expense based on the fair value on the date of grant or modification is recognized in our financial statements over the vesting period. We utilize the Black-Scholes option pricing model to measure the fair value of stock options. To the extent compensation cost relates to employees directly involved in natural gas and oil exploration and development activities, such amounts are capitalized to natural gas and oil properties. Amounts not capitalized to natural gas and oil properties are recognized as general and administrative expenses or production expenses.

Prior to the adoption of SFAS 123(R), we followed the intrinsic value method in accordance with APB 25 to account for employee stock-based compensation. Prior period financial statements have not been restated. Upon adoption of SFAS 123(R), we eliminated $89 million of unearned compensation cost and reduced additional paid-in capital by the same amount on our consolidated balance sheet.

For the years ended December 31, 2008, 2007 and 2006, we recorded the following stock-based compensation ($ in millions):

	2008	2007	2006
Production expenses	$ 30	$ 19	$ 7
General and administrative expenses	85	57	27
Service operations expense	6	3	—
Natural gas and oil marketing expenses	11	5	—
Natural gas and oil properties	109	68	23
Employee retirement expense	—	—	51
Total	$241	$152	$108

SFAS 123(R) also requires cash inflows resulting from tax deductions in excess of compensation expense recognized for stock options and restricted stock ("excess tax benefits") to be classified as financing cash inflows in our statements of cash flows. Accordingly, for the years ended December 31, 2008, 2007 and 2006, we reported $43 million, $20 million and $88 million, respectively, of excess tax benefits from stock-based compensation as cash provided by financing activities on our statements of cash flows.

Reclassifications

Certain reclassifications have been made to the consolidated financial statements for 2007 and 2006 to conform to the presentation used for the 2008 consolidated financial statements.

2. Net Income Per Share

Statement of Financial Accounting Standards No. 128, *Earnings Per Share (EPS),* requires presentation of "basic" and "diluted" earnings per share, as defined, on the face of the statements of operations for all entities with complex capital structures. SFAS 128 requires a reconciliation of the numerator and denominator of the basic and diluted EPS computations.

For the years ended December 31, 2008, 2007 and 2006, the following securities and associated adjustments to net income comprised of dividends and loss on conversions/exchanges were not included in the calculation of diluted EPS, as the effect was antidilutive ($ in millions):

	2008	
	Shares	Net Income Adjustments
Common stock equivalent of our preferred stock outstanding:		
4.50% convertible preferred stock	5,795,396	$ 12
5.00% (series 2005) convertible preferred stock	19,443	$ —
5.00% (series 2005B) convertible preferred stock	5,367,289	$ 10
6.25% mandatory convertible preferred stock	1,237,770	$ 2
Common stock equivalent of our preferred stock outstanding prior to conversion:		
4.50% convertible preferred stock	1,135,906	$ 14
5.00% (series 2005B) convertible preferred stock	3,917,224	$ 62

	2007	
	Shares	Net Income Adjustments
Common stock equivalent of our preferred stock outstanding prior to conversion:		
5.00% (series 2005) convertible preferred stock	16,158,815	$ 76
6.25% mandatory convertible preferred stock	13,982,602	$ 99

	2006	
	Shares	Net Income Adjustments
Common stock equivalent of our preferred stock outstanding prior to conversion:		
4.125% convertible preferred stock	2,090,292	$ 9

A reconciliation for the years ended December 31, 2008, 2007 and 2006 is as follows:

	Income (Numerator)	Shares (Denominator)	Per Share Amount
	(in millions, except per share data)		
For the Year Ended December 31, 2008:			
Basic EPS:			
Income available to common shareholders	$ 623	536	$1.16
Effect of Dilutive Securities			
Effect of contingent convertible senior notes outstanding during the period	—	1	
Employee stock options	—	2	
Restricted stock	—	6	
Diluted EPS Income available to common shareholders and assumed conversions	$ 623	545	$1.14
For the Year Ended December 31, 2007:			
Basic EPS:			
Income available to common shareholders	$1,229	456	$2.69
Effect of Dilutive Securities			
Assumed conversion as of the beginning of the period of preferred shares outstanding during the period:			
Common shares assumed issued for 4.50% convertible preferred stock	—	8	
Common shares assumed issued for 5.00% (Series 2005B) convertible preferred stock	—	15	
Common shares assumed issued for 6.25% mandatory convertible preferred stock	—	1	
Employee stock options	—	4	
Restricted stock	—	3	
Preferred stock dividends	47	—	
Diluted EPS income available to common shareholders and assumed conversions	$1,276	487	$2.62
For the Year Ended December 31, 2006:			
Basic EPS:			
Income available to common shareholders	$1,904	398	$4.78
Effect of Dilutive Securities			
Assumed conversion as of the beginning of the period of preferred shares outstanding during the period:			
Common shares assumed issued for 4.50% convertible preferred stock	—	8	
Common shares assumed issued for 5.00% (Series 2005) convertible preferred stock	—	18	
Common shares assumed issued for 5.00% (Series 2005B) convertible preferred stock	—	15	
Common shares assumed issued for 6.25% mandatory convertible preferred stock	—	9	
Assumed conversion as of the beginning of the period of preferred shares outstanding prior to conversion:			
Common stock equivalent of preferred stock outstanding prior to conversion, 5.00% (Series 2003) convertible preferred stock	—	2	
Employee stock options	—	6	
Restricted stock	—	3	
Loss on redemption of preferred stock	3	—	
Preferred stock dividends	87	—	
Diluted EPS income available to common shareholders and assumed conversions	$1,994	459	$4.35

3. Senior Notes and Revolving Bank Credit Facility

Our long-term debt consisted of the following at December 31, 2008 and 2007:

	December 31, 2008	December 31, 2007
	($ in millions)	
7.5% Senior Notes due 2013	$ 364	$ 364
7.625% Senior Notes due 2013	500	500
7.0% Senior Notes due 2014	300	300
7.5% Senior Notes due 2014	300	300
7.75% Senior Notes due 2015 (a)	—	300
6.375% Senior Notes due 2015	600	600
6.625% Senior Notes due 2016	600	600
6.875% Senior Notes due 2016	670	670
6.25% Euro-denominated Senior Notes due 2017 (b)	835	876
6.5% Senior Notes due 2017	1,100	1,100
6.25% Senior Notes due 2018	600	600
7.25% Senior Notes due 2018	800	—
6.875% Senior Notes due 2020	500	500
2.75% Contingent Convertible Senior Notes due 2035 (c)	451	690
2.5% Contingent Convertible Senior Notes due 2037 (c)	1,378	1,650
2.25% Contingent Convertible Senior Notes due 2038 (c)	1,126	—
Revolving bank credit facility	3,474	1,950
Midstream revolving bank credit facility	460	—
Discount on senior notes	(85)	(105)
Interest rate derivatives (d)	211	55
Total notes payable and long-term debt	$14,184	$10,950

(a) The 7.75% Senior Notes due 2015 were redeemed on July 7, 2008. In connection with the transaction we recorded a $31 million loss (which consisted of a $12 million premium and the write-off of $19 million in various charges associated with the notes).

(b) The principal amount shown is based on the dollar/euro exchange rate of $1.3919 to €1.00 and $1.4603 to €1.00 as of December 31, 2008 and 2007, respectively. See Note 9 for information on our related cross currency swap.

(c) The holders of our contingent convertible senior notes may require us to repurchase, in cash, all or a portion of their notes at 100% of the principal amount of the notes on any of four dates that are five, ten, fifteen and twenty years before the maturity date. The notes are convertible, at the holder's option, prior to maturity under certain circumstances into cash and, if applicable, shares of our common stock using a net share settlement process. One such triggering circumstance is when the price of our common stock exceeds a threshold amount during a specified period in a fiscal quarter. Convertibility based on common stock price is measured quarter by quarter. In the fourth quarter of 2008, the price of our common stock was below the threshold level for each series of the contingent convertible senior notes during the specified period and, as a result, the holders do not have the option to convert their notes into cash and common stock in the first quarter of 2009 under this provision. The notes are also convertible, at the holder's option, during specified five-day periods if the trading price of the notes is below certain levels determined by reference to the trading price of our common stock. In general, upon conversion of a contingent convertible senior note, the holder will receive cash equal to the principal amount of the note and common stock for the note's conversion value in excess of such principal amount. We will pay contingent interest on the convertible senior notes after they have been outstanding at least ten years, under certain conditions. We may redeem the convertible senior notes once they have been outstanding for ten years at a redemption price of 100% of the principal amount of the notes, payable in cash. The optional repurchase dates, the common stock price conversion threshold amounts and the ending date of the first six-month period contingent interest may be payable for the contingent convertible senior notes are as follows:

Contingent Convertible Senior Notes	Repurchase Dates	Common Stock Price Conversion Thresholds	Contingent Interest First Payable (if applicable)
2.75% due 2035	November 15, 2015, 2020, 2025, 2030	$ 48.81	May 14, 2016
2.5% due 2037	May 15, 2017, 2022, 2027, 2032	$ 64.47	November 14, 2017
2.25% due 2038	December 15, 2018, 2023, 2028, 2033	$107.36	June 14, 2019

(d) See Note 9 for further discussion related to these instruments.

No scheduled principal payments are required under our senior notes until 2013 when $864 million is due.

Our outstanding senior notes are unsecured senior obligations of Chesapeake that rank equally in right of payment with all of our existing and future senior indebtedness and rank senior in right of payment to all of our future subordinated indebtedness. We may redeem the senior notes, other than the contingent convertible senior notes, at any time at specified make-whole or redemption prices. Senior notes issued before July 2005 are governed by indentures containing covenants that limit our ability and our restricted subsidiaries' ability to incur additional indebtedness; pay dividends on our capital stock or redeem, repurchase or retire our capital stock or subordinated indebtedness; make investments and other restricted payments; incur liens; enter into sale/leaseback transactions; create restrictions on the payment of dividends or other amounts to us from our restricted subsidiaries; engage in transactions with affiliates; sell assets; and consolidate, merge or transfer assets. Senior notes issued after June 2005 are governed by indentures containing covenants that limit our ability and our subsidiaries' ability to incur certain secured indebtedness; enter into sale/leaseback transactions; and consolidate, merge or transfer assets.

Chesapeake Energy Corporation is a holding company and owns no operating assets and has no significant operations independent of its subsidiaries. As of December 31, 2007, our obligations under our outstanding senior notes and contingent convertible notes were fully and unconditionally guaranteed, jointly and severally, by all of our wholly-owned restricted subsidiaries, other than minor subsidiaries, on a senior unsecured basis. In October 2008, we restructured our non-Appalachian midstream operations, as described below. As a result, our wholly-owned midstream subsidiaries having significant assets and operations do not presently guarantee our outstanding senior notes.

We have a $3.5 billion syndicated revolving bank credit facility which matures in November 2012. As of December 31, 2008, we had $3.474 billion in outstanding borrowings under our facility and utilized approximately $15 million of the facility for various letters of credit. To ensure that our revolving bank credit facility could be fully utilized in these turbulent economic times, we borrowed the remaining capacity under our facility in the third quarter and invested the cash proceeds in short-term highly liquid securities. As a result, on December 31, 2008, we had cash and cash equivalents on hand of approximately $1.749 billion. All 36 lenders that participate in our revolving bank credit facility fully funded their commitment, with the exception of Lehman Brothers Commercial Bank, a subsidiary of Lehman Brothers Holdings Inc., which did not fund its $11 million share of the advance. See *Concentration of Credit Risk* in Note 9.

Borrowings under our facility are secured by certain producing natural gas and oil properties and bear interest at our option at either (i) the greater of the reference rate of Union Bank of California, N.A. or the federal funds effective rate plus 0.50% or (ii) the London Interbank Offered Rate (LIBOR), plus a margin that varies from 0.75% to 1.50% per annum according to our senior unsecured long-term debt ratings. The collateral value and borrowing base are determined periodically. The unused portion of the facility is subject to a commitment fee that also varies according to our senior unsecured long-term debt ratings, from 0.125% to 0.30% per annum. Currently, the commitment fee rate is 0.20% per annum. Interest is payable quarterly or, if LIBOR applies, it may be payable at more frequent intervals.

The credit facility agreement contains various covenants and restrictive provisions which limit our ability to incur additional indebtedness, make investments or loans and create liens. The credit facility agreement requires us to maintain an indebtedness to total capitalization ratio (as defined) not to exceed 0.70 to 1 and an indebtedness to EBITDA ratio (as defined) not to exceed 3.75 to 1. As defined by the credit facility agreement, our indebtedness to total capitalization ratio was 0.43 to 1 and our indebtedness to EBITDA ratio was 2.43 to 1 at December 31, 2008. If we should fail to perform our obligations under these and other covenants, the revolving credit commitment could be terminated and any outstanding borrowings under the facility could be declared immediately due and payable. Such acceleration , if involving a principal amount of $10 million ($50 million in the case of our senior notes issued after 2004), would constitute an event of default under our senior note indentures, which could in turn result in the acceleration of a significant portion of our senior note indebtedness. The credit facility agreement also has cross default provisions that apply to other indebtedness we may have with an outstanding principal amount in excess of $75 million.

Two of our subsidiaries, Chesapeake Exploration, L.L.C. and Chesapeake Appalachia, L.L.C., are the borrowers under our revolving bank credit facility. The facility is fully and unconditionally guaranteed, on a joint and several basis, by Chesapeake and all of our other wholly-owned restricted subsidiaries.

On October 16, 2008, we closed a new secured revolving bank credit facility for our non-Appalachian midstream operations, which have recently been restructured under a new unrestricted subsidiary, Chesapeake Midstream Partners, L.P. (CMP) and its operating subsidiary, Chesapeake Midstream Operating, L.L.C. (CMO). Twelve financial institutions are in the facility bank group. The facility matures in October 2013, has initial availability of $460 million and may be expanded up to $750 million at CMO's option, subject to additional bank participation. CMO is utilizing the facility to fund capital expenditures associated with building additional natural gas gathering and other systems associated with our drilling program and for general corporate purposes related to our midstream operations. As of December 31, 2008, we had $460 million in outstanding borrowings under the midstream credit facility.

The midstream credit facility agreement contains various covenants and restrictive provisions which limit the ability of CMP and its subsidiaries to incur additional indebtedness, make investments or loans and create liens. The credit facility agreement requires maintenance of an indebtedness to EBITDA ratio (as defined) not to exceed 3.50 to 1, and an EBITDA (as defined) to interest expense coverage ratio of not less than 2.50 to 1. As defined by the credit facility agreement, our indebtedness to EBITDA ratio was 2.59 to 1 and our EBITDA to interest expense coverage ratio was 9.36 to 1 at December 31, 2008. If CMP or its subsidiaries should fail to perform their obligations under these and other covenants, the revolving credit commitment could be terminated and any outstanding borrowings under the midstream facility could be declared immediately due and payable. The midstream credit facility agreement also has cross default provisions that apply to other indebtedness CMP and its subsidiaries may have with an outstanding principal amount in excess of $15 million.

4. Contingencies and Commitments

Litigation

We are involved in various disputes incidental to our business operations, including claims from royalty owners regarding volume measurements, post-production costs and prices for royalty calculations. In *Tawney, et al. v. Columbia Natural Resources, Inc.*, Chesapeake's wholly-owned subsidiary Chesapeake Appalachia, L.L.C., formerly known as Columbia Natural Resources, LLC (CNR), is a defendant in a class action lawsuit filed in 2003 in the Circuit Court for Roane County, West Virginia by royalty owners. The plaintiffs allege that CNR underpaid royalties by improperly deducting post-production costs, failing to pay royalty on total volumes of natural gas produced and not paying a fair value for the natural gas produced from their leases. The plaintiff class consists of West Virginia royalty owners receiving royalties after July 31, 1990 from CNR. Chesapeake acquired CNR in November 2005, and its seller acquired CNR in 2003 from NiSource Inc. NiSource, a co-defendant in the case, indemnified Chesapeake against underpayment claims based on the use of fixed prices for natural gas production sold under certain forward sale contracts and other claims with respect to CNR's operations prior to September 2003.

On January 27, 2007, the Circuit Court jury returned a verdict against the defendants of $404 million, consisting of $134 million in compensatory damages and $270 million in punitive damages. The jury found fraudulent conduct by the defendants with respect to the sales prices used to calculate royalty payments and with respect to the failure of CNR to disclose post-production deductions. The defendants appealed the judgment and on May 22, 2008, the West Virginia Supreme Court of Appeals refused to hear the appeal. On October 22, 2008, the parties in the *Tawney* matter entered into a settlement agreement providing for the establishment of a settlement fund of $380 million. The Circuit Court for Roane County, West Virginia approved the settlement following a fairness hearing on November 22, 2008, and entered an order to discharge the judgment on January 21, 2009. Chesapeake's share of the settlement fund was approximately $41 million, which amount had previously been fully reserved. The Circuit Court retains continuing jurisdiction over the case during the claims administration process in which the settlement amount is distributed to the members of the plaintiff class.

Chesapeake is subject to other legal proceedings and claims which arise in the ordinary course of business. In our opinion, the final resolution of these proceedings and claims will not have a material effect on the company.

Employment Agreements with Officers

Chesapeake has employment agreements with its chief executive officer, chief operating officer, chief financial officer and other executive officers, which provide for annual base salaries, various benefits and eligibility for bonus compensation. The agreement with the chief executive officer has a term of five years commencing December 31, 2008 and contains a cap on cash salary and bonus compensation for the next five years at 2008 levels. The term of the agreement is automatically extended for one additional year on each December 31 unless the company provides 30 days notice of non-extension. In the event of termination of employment without cause, the chief executive officer's base compensation (defined as base salary plus bonus compensation received during the preceding 12 months) and benefits would continue during the remaining term of the agreement. The chief executive officer is entitled to receive a payment in the amount of three times his base compensation upon the happening of certain events following a change of control. The agreement further provides that any stock-based awards held by the chief executive officer and deferred compensation will immediately become 100% vested upon termination of employment without cause, incapacity, death or retirement at or after age 55. The agreement also provides for a one-time $75 million well cost incentive award with a five-year clawback (see Note 6 for discussion of related party transactions). The agreements with the chief operating officer, chief financial officer and other executive officers expire on September 30, 2009. These agreements provide for the continuation of salary for one year in the event of termination of employment without cause or death and, in the event of a change of control, a payment in the amount of two times the executive officer's base compensation. These executive officers are entitled to continue to receive compensation and benefits for 180 days following termination of employment as a result of incapacity. Any stock-based awards held by such executive officers will immediately become 100% vested upon termination of employment without cause, a change of control, death, or retirement at or after age 55.

Environmental Risk

Due to the nature of the natural gas and oil business, Chesapeake and its subsidiaries are exposed to possible environmental risks. Chesapeake has implemented various policies and procedures to avoid environmental contamination and risks from environmental contamination. Chesapeake conducts periodic reviews, on a company-wide basis, to identify changes in our environmental risk profile. These reviews evaluate whether there is a contingent liability, its amount, and the likelihood that the liability will be incurred. The amount of any potential liability is determined by considering, among other matters, incremental direct costs of any likely remediation and the proportionate cost of employees who are expected to devote a significant amount of time directly to any possible remediation effort. We manage our exposure to environmental liabilities on properties to be acquired by identifying existing problems and assessing the potential liability. Depending on the extent of an identified environmental problem, Chesapeake may exclude a property from the acquisition, require the seller to remediate the property to our satisfaction, or agree to assume liability for the remediation of the property. Chesapeake has historically not experienced any significant environmental liability, and is not aware of any potential material environmental issues or claims at December 31, 2008.

Rig Leases

In a series of transactions in 2006, 2007 and 2008, our drilling subsidiaries sold 83 drilling rigs and related equipment for $677 million and entered into a master lease agreement under which we agreed to lease the rigs from the buyer for initial terms of seven to ten years for lease payments of approximately $95 million annually. The lease obligations are guaranteed by Chesapeake and its other material restricted subsidiaries. These transactions were recorded as sales and operating leasebacks and any related gain or loss will be amortized to service operations expense over the lease term. Under the rig leases, we can exercise an early purchase option after six or seven years or on the expiration of the lease term for a purchase price equal to the then fair market value of the rigs. Additionally, we have the option to renew the rig lease for a negotiated renewal term at a periodic lease equal to the fair market rental value of the rigs as determined at the time of renewal. As of December 31, 2008, Chesapeake's drilling subsidiaries had committed to acquire 23 rigs and had incurred costs of $64 million as of that date. The total remaining cost of the rigs is estimated to be approximately $267 million. Our intent is to sell and lease back those rigs as they are delivered if acceptable leasing arrangements are available to us.

Compressor Leases

In 2007 and 2008, our compression subsidiary sold a significant portion of its existing compressor fleet, consisting of 1,443 compressors, for $303 million and entered into a master lease agreement. The term of the agreement varies by buyer ranging from seven to ten years for aggregate lease payments of approximately $37 million annually. The lease obligations are guaranteed by Chesapeake and its other material restricted subsidiaries. These transactions were recorded as sales and operating leasebacks and any related gain or loss will be amortized to natural gas and oil marketing expenses over the lease term. Under the leases, we can exercise an early purchase option after six to nine years or we can purchase the compressors at expiration of the lease for the fair market value at the time. In addition, we have the option to renew the lease for negotiated new terms at the expiration of the lease. As of December 31, 2008, approximately 625 new compressors are on order for approximately $240 million and our intent is to sell and lease back those compressors as they are delivered if acceptable leasing arrangements are available to us.

Future operating lease obligations related to rigs, compressors and other equipment or property are not recorded in the accompanying consolidated balance sheets. As of December 31, 2008, minimum future lease payments were as follows ($ in millions):

	Rigs	Compressors	Other	Total
2009	$ 94	$ 40	$ 8	$142
2010	95	34	5	134
2011	95	34	3	132
2012	96	36	2	134
2013	97	39	1	137
After 2013	143	125	—	268
Total	$620	$308	$19	$947

Rent expense, including short-term rentals, for the years ended December 31, 2008, 2007 and 2006 was $133 million, $81 million and $47 million, respectively.

Transportation Contracts

Chesapeake has various firm pipeline transportation service agreements with expiration dates ranging from 2009 to 2099. These commitments are not recorded in the accompanying condensed consolidated balance sheets. Under the terms of these contracts, we are obligated to pay demand charges as set forth in the transporter's Federal Energy Regulatory Commission (FERC) gas tariff. In exchange, the company receives rights to flow natural gas production through pipelines located in highly competitive markets. Excluded from this summary are demand charges for pipeline projects that are currently seeking regulatory approval. The aggregate amounts of such required demand payments as of December 31, 2008 are as follows ($ in millions):

2009	$ 162
2010	183
2011	172
2012	164
2013	150
After 2013	735
Total	$1,566

Drilling Contracts

We have contracts with various drilling contractors to use 40 drilling rigs with terms of one to three years. These commitments are not recorded in the accompanying consolidated balance sheets. Minimum future commitments as of December 31, 2008 are as follows ($ in millions):

2009	$146
2010	79
2011	44
2012	7
After 2012	—
Total	$276

Natural Gas and Oil Purchase Obligations

Our marketing segment regularly commits to purchase natural gas from other owners in our properties and such commitments typically are short term in nature. We have also committed to purchase natural gas and oil associated with volumetric production payment transactions. The purchase commitments extend over 11 to 15 year terms based on market prices at the time of production, and the purchased natural gas and oil will be resold. The obligations are as follows:

	Mmcfe
2009	68,238
2010	60,723
2011	53,694
2012	48,069
2013	43,477
After 2013	181,574
Total	455,775

Other Commitments

We own a 49% interest in Mountain Drilling Company, a company that specializes in hydraulic drilling rigs which are designed for drilling in urban areas. Chesapeake has an agreement to lend Mountain Drilling Company up to $32 million through December 31, 2009. At December 31, 2008, Mountain Drilling owed Chesapeake $19 million under this agreement.

We invested in Ventura Refining and Transmission LLC in early 2007 and today own a 25% interest. There were no refineries in western Oklahoma until Ventura opened its refinery in 2006. We have agreed to guarantee various commitments for Ventura, up to $70 million, to support their operating activities. As of December 31, 2008, we had $7 million of outstanding performance guarantees.

5. Income Taxes

The components of the income tax provision (benefit) for each of the periods presented below are as follows:

	Years Ended December 31,		
	2008	2007	2006
	($ in millions)		
Current	$423	$ 29	$ 5
Deferred	40	861	1,247
Total	$463	$890	$1,252

The effective income tax expense differed from the computed "expected" federal income tax expense on earnings before income taxes for the following reasons:

	Years Ended December 31,		
	2008	2007	2006
	($ in millions)		
Computed "expected" federal income tax provision	$415	$819	$1,139
State income taxes	32	56	90
Other	16	15	23
	$463	$890	$1,252

Deferred income taxes are provided to reflect temporary differences in the basis of net assets for income tax and financial reporting purposes. The tax-effected temporary differences and tax loss carryforwards which comprise deferred taxes are as follows:

	Years Ended December 31,	
	2008	2007
	($ in millions)	
Deferred tax liabilities:		
Natural gas and oil properties	$(2,694)	$(3,760)
Other property and equipment	(281)	(152)
Derivative instruments	(550)	(20)
Volumetric production payments	(943)	(442)
Deferred tax liabilities	(4,468)	(4,374)
Deferred tax assets:		
Net operating loss carryforwards	$ 5	$ 170
Asset retirement obligation	102	91
Investments	117	33
Deferred stock compensation	85	42
Accrued liabilities	22	6
Percentage depletion carryforwards	—	11
Alternative minimum tax credits	—	61
Other	16	(5)
Deferred tax assets	347	409
Total deferred tax asset (liability)	$(4,121)(a)	$(3,965)
Reflected in accompanying balance sheets as:		
Other current assets	$ —	$ 1
Current deferred income tax liability	(358)	—
Non-current deferred income tax liability	(3,763)	(3,966)
	$(4,121)	$(3,965)

(a) In addition to the income tax expense of $463 million, activity during 2008 includes net liabilities of $13 million related to acquisitions and $181 million related to derivative instruments, deferred tax assets for $12 million related to investments and $43 million related to stock-based compensation. These items were not recorded as part of the provision for income taxes. In addition, the activity includes a reduction to deferred tax liabilities of $398 million related to current federal and state income tax liabilities and payments and $48 million related to FIN 48 items.

As of December 31, 2008, we classified $358 million of deferred tax liabilities as current that were attributable to the current portion of derivative assets and other current temporary differences. As of December 31, 2007, we classified $1 million of deferred tax assets as current that were attributable to the current portion of derivative liabilities and other current temporary differences.

At December 31, 2008, Chesapeake had federal income tax net operating loss (NOL) carryforwards of approximately $12 million. Additionally, we had $3 million of alternative minimum tax (AMT) NOL carryforwards available as a deduction against future AMT income. The NOL carryforwards expire from 2019 through 2026. The value of these carryforwards depends on the ability of Chesapeake to generate taxable income. In addition, for AMT purposes, only 90% of AMT income in any given year may be offset by AMT NOLs.

The ability of Chesapeake to utilize NOL carryforwards to reduce future federal taxable income and federal income tax of Chesapeake is subject to various limitations under the Internal Revenue Code of 1986, as amended. The utilization of such carryforwards may be limited upon the occurrence of certain ownership changes, including the issuance or exercise of rights to acquire stock, the purchase or sale of stock by 5% stockholders, as defined in the Treasury regulations, and the offering of stock by us during any three-year period resulting in an aggregate change of more than 50% in the beneficial ownership of Chesapeake.

In the event of an ownership change (as defined for income tax purposes), Section 382 of the Code imposes an annual limitation on the amount of a corporation's taxable income that can be offset by these carryforwards. The limitation is generally equal to the product of (i) the fair market value of the equity of the company multiplied by (ii) a percentage approximately equivalent to the yield on long-term tax exempt bonds during the month in which an ownership change occurs. In addition, the limitation is increased if there are recognized built-in gains during any post-change year, but only to the extent of any net unrealized built-in gains (as defined in the Code) inherent in the assets sold. Certain NOLs acquired through various acquisitions are also subject to limitations.

The following table summarizes our net operating losses as of December 31, 2008 and any related limitations:

	Total	Limited	Annual Limitation
		($ in millions)	
Net operating loss	$12	$12	$7
AMT net operating loss	$ 3	$ 3	$1

As of December 31, 2008, we do not believe that an ownership change has occurred. Future equity transactions by Chesapeake or by 5% stockholders (including relatively small transactions and transactions beyond our control) could cause an ownership change and therefore a limitation on the annual utilization of NOLs.

In June 2006, the Financial Accounting Standards Board (FASB) issued FASB Interpretation (FIN) No. 48, *Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109*. FIN 48 provides guidance for recognizing and measuring uncertain tax positions, as defined in SFAS 109, *Accounting for Income Taxes*. FIN 48 prescribes a threshold condition that a tax position must meet for any of the benefit of the uncertain tax position to be recognized in the financial statements. Guidance is also provided regarding de-recognition, classification and disclosure of these uncertain tax positions. FIN 48 was effective for fiscal years beginning after December 15, 2006.

Chesapeake adopted the provisions of FIN 48 on January 1, 2007. As a result of the implementation of FIN 48, Chesapeake recognized a $7 million liability for accrued interest associated with uncertain tax positions which was accounted for as a reduction in the January 1, 2007 balance of retained earnings, net of tax. At the date of adoption and at December 31, 2007, we had approximately $142 million and $133 million, respectively, of unrecognized tax benefits related to alternative minimum tax (AMT) associated with uncertain tax positions. As of December 31, 2008, the amount of unrecognized tax benefits related to regular tax liabilities and AMT associated with uncertain tax positions was $60 million. Of this amount, $48 million is related to regular tax liabilities and $12 million is related to AMT. These unrecognized tax benefits are associated with temporary differences. If these unrecognized tax benefits are disallowed and we are required to pay additional taxes, the reversal of the temporary differences associated with the regular tax liabilities will increase our tax basis which will increase our future tax deductions. Any AMT payments can be utilized as credits against future regular tax liabilities. The uncertain tax positions identified would not have a material effect on the effective tax rate. At December 31, 2008, we had an accrued liability of $3 million for interest related to these uncertain tax positions. Chesapeake recognizes interest related to uncertain tax positions in interest expense. Penalties, if any, related to uncertain tax positions would be recorded in other expenses.

A reconciliation of the beginning and ending balances of unrecognized tax benefits is as follows:

	2008	2007
	($ in millions)	
Unrecognized tax benefits at beginning of period	$ 133	$142
Additions based on tax positions related to the current year	48	64
Reductions for tax positions of prior years	(120)	(52)
Settlements	(1)	(21)
Unrecognized tax benefits at end of period	$ 60	$133

Chesapeake files income tax returns in the U.S. federal jurisdiction and various state and local jurisdictions. With few exceptions, Chesapeake is no longer subject to U.S. federal, state and local income tax examinations by tax authorities for years prior to 2005. The Internal Revenue Service (IRS) completed an examination of Chesapeake's 2005 and 2006 U.S. income tax returns in December 2008. This examination resulted in an additional AMT liability of $1 million. This AMT liability will be utilized as a credit against current regular tax liabilities. The adjustments in the examination did not result in a material change to our financial position, results of operations or cash flows.

6. Related Party Transactions

Since Chesapeake was founded in 1989, our CEO, Aubrey K. McClendon, has acquired working interests in virtually all of our natural gas and oil properties by participating in our drilling activities under the terms of the Founder Well Participation Program ("FWPP") and predecessor participation arrangements provided for in Mr. McClendon's employment agreements. Under the FWPP, approved by our shareholders in June 2005, Mr. McClendon may elect to participate in all or none of the wells drilled by or on behalf of Chesapeake during a calendar year, but he is not allowed to participate only in selected wells. A participation election is required to be received by the Compensation Committee of Chesapeake's Board of Directors not less than 30 days prior to the start of each calendar year. His participation is permitted only under the terms outlined in the FWPP, which, among other things, limits his individual participation to a maximum working interest of 2.5% in a well and prohibits participation in situations where Chesapeake's working interest would be reduced below 12.5% as a result of his participation. In addition, the company is reimbursed for costs associated with leasehold acquired by Mr. McClendon as a result of his well participation.

On December 31, 2008, we entered into a new five-year employment agreement with Mr. McClendon that contained a one-time well cost incentive award to him. The total cost of the award to Chesapeake was $75 million plus employment taxes in the amount of approximately $1 million. We will recognize the incentive award as general and administrative expense over the five-year vesting period for the clawback described below, resulting in an expense of approximately $15 million per year beginning in 2009. In addition to state and federal income tax withholding, similar employment taxes were imposed on Mr. McClendon and withheld from the award. The net incentive award of approximately $44 million can only be applied against costs attributable to interests in company wells acquired by Mr. McClendon or his affiliates under the FWPP. The incentive award is subject to a clawback if, during the initial five-year term of the employment agreement, Mr. McClendon resigns from the company or is terminated for cause by the company. Upon receipt of the company's monthly invoice for joint interest billings in mid-January 2009, Mr. McClendon elected to apply approximately $19 million of the drilling credit against his December 2008 FWPP joint interest billings, leaving $25 million available as a credit against future billings. Based on our current development plans and Mr. McClendon's election under the FWPP to participate with a 2.5% working interest during 2009, the well costs under the FWPP are expected to exceed the amount of the entire FWPP credit in early 2009. We refer you to the discussion of the FWPP and Mr. McClendon's employment agreement contained in our proxy statement for our 2009 annual meeting of shareholders, which discussion is incorporated by reference in Part III of this report.

As disclosed in Note 15, in 2007 and 2006 Chesapeake had revenues of $1.1 billion and $867 million, respectively, from natural gas and oil sales to Eagle Energy Partners I, L.P., a former affiliated entity. We sold our 33% limited partnership interest in Eagle Energy in June 2007.

7. Employee Benefit Plans

Our qualified 401(k) profit sharing plan is the Chesapeake Energy Corporation Savings and Incentive Stock Bonus Plan, which is open to employees of Chesapeake and all our subsidiaries except certain employees of Chesapeake Appalachia, L.L.C. On January 1, 2007, a plan we maintained for the employees of our subsidiary Nomac Drilling Corporation was merged into the Chesapeake plan. Eligible employees may elect to defer compensation through voluntary contributions to their 401(k) plan accounts, subject to plan limits and those set by the Internal Revenue Service. Chesapeake matches employee contributions dollar for dollar (subject to a maximum contribution of 15% of the employees annual salary and bonus compensation) with Chesapeake common stock purchased in the open market. For the Nomac plan, the matching percentage was 8% for 2005 through June 2006, and 15% as of July 1, 2006. The company contributed $40 million, $28 million and $18 million to the Chesapeake plan in 2008, 2007 and 2006, respectively, and $2 million to the Nomac plan in 2006.

In November 2005, Chesapeake acquired Columbia Natural Resources, LLC, which sponsored the Columbia Natural Resources, LLC 401(k) Plan. Chesapeake's 401(k) plan was amended effective January 1, 2006 to honor previous service by employees with CNR and predecessor companies and was open to CNR employees in the Charleston, West Virginia headquarters office as well as exempt, administrative field employees. The CNR plan was adopted by the new employer entity, Chesapeake Appalachia, L.L.C., and was open to all non-administrative field employees, including union employees. The company contributed approximately $1 million to this plan in 2006. Effective January 1, 2007, these employees, other than union employees, became eligible to participate in the Chesapeake plan. Union employees will continue participation in the CNR plan pending the outcome of ongoing labor negotiations.

Prior to 2008, we maintained two nonqualified deferred compensation plans, the 401(k) make-up plan and the deferred compensation plan. Effective on January 1, 2008, the deferred compensation plans were merged into the Chesapeake Energy Corporation Amended and Restated Deferred Compensation Plan. Prior to 2009, to be eligible to participate in the amended and restated deferred compensation plan, an employee must have received annual compensation (base salary and bonus combined in the prior 12 months) of at least $100,000, had a minimum of one year of service as a company employee and have made the maximum contribution allowable under the 401(k) plan. For employees with at least five years of service as a company employee, the company matches employee contributions to the plan in Chesapeake common stock. On January 1, 2009, the plan was amended to allow for participation for any employee who received compensation (base salary only) of at least $150,000 and had an employment agreement with the company. In addition, the company begins matching employee contributions once the employee has at least three years of service as a company employee.

Chesapeake matches 100% of employee contributions up to 15% of base salary and bonus in the aggregate for the 401(k) plan and the amended and restated deferred compensation plan. We contributed $6 million, $4 million and $2 million to the 401(k) make-up plan during 2008, 2007 and 2006, respectively. The company's non-employee directors are able to defer up to 100% of director fees into the amended and restated deferred compensation plan. The maximum compensation that can be deferred by employees under all company deferred compensation plans, including the Chesapeake 401(k) plan, is a total of 75% of base salary and 100% of performance bonus. Chesapeake made no matching or other contributions to the deferred compensation plan.

Any assets placed in trust by Chesapeake to fund future obligations of the company's nonqualified deferred compensation plans are subject to the claims of creditors in the event of insolvency or bankruptcy, and participants are general creditors of the company as to their deferred compensation in the plans.

Chesapeake maintains no post-employment benefit plans except those sponsored by Chesapeake Appalachia, L.L.C. As of December 31, 2006, a total of 188 employees were eligible for these plans. As of January 1, 2007, participation in these plans was limited to union members (135 employees). The Chesapeake Appalachia, L.L.C. benefit plans provide health care and life insurance benefits to eligible employees upon retirement. We account for these benefits on an accrual basis. As of December 31, 2008, the company had accrued approximately $2 million in accumulated post-employment benefit liability.

8. Stockholders' Equity, Restricted Stock and Stock Options

Common Stock

The following is a summary of the changes in our common shares outstanding for 2008, 2007 and 2006:

	2008	2007	2006
		(in thousands)	
Shares issued at January 1	511,648	458,601	375,511
Common stock issuances for cash	51,750	—	58,750
Convertible note conversions/exchanges	23,913	—	—
Preferred stock conversions/exchanges	12,673	36,652	12,252
Restricted stock issuances (net of forfeitures)	4,708	14,268	3,743
Stock option exercises	1,584	2,127	6,969
Common stock issued for the purchase of leasehold and unproved properties	1,677	—	—
Common stock issued for the purchase of Chaparral Energy, Inc. common stock	—	—	1,376
Shares issued at December 31	607,953	511,648	458,601

Contingent Convertible Senior Notes

In 2008, holders of certain of our contingent convertible senior notes exchanged or converted their senior notes for shares of common stock in privately negotiated exchanges as summarized below ($ in millions):

Contingent Convertible Senior Notes	Principal Amount	Number of Common Shares
2.75% due 2035	$239	8,841,526
2.50% due 2037	272	8,416,865
2.25% due 2038	254	6,654,821
	$765	23,913,212

The difference between the face value of the notes that were exchanged and the fair value of the common stock issued resulted in a gain of $268 million on the cancellation of indebtedness.

Preferred Stock

The following is a summary of the changes in our preferred shares outstanding for 2008, 2007 and 2006:

	6.00%	5.00% (2003)	4.125%	5.00% (2005)	4.50%	5.00% (2005B)	6.25%
				(in thousands)			
Shares outstanding at January 1, 2008	—	—	3	5	3,450	5,750	144
Conversion/exchange of preferred for common stock	—	—	—	—	(891)	(3,654)	—
Shares outstanding at December 31, 2008	—	—	3	5	2,559	2,096	144
Shares outstanding at January 1, 2007	—	—	3	4,600	3,450	5,750	2,300
Conversion/exchange of preferred for common stock	—	—	—	(4,595)	—	—	(2,156)
Shares outstanding at December 31, 2007	—	—	3	5	3,450	5,750	144
Shares outstanding at January 1, 2006	99	1,026	89	4,600	3,450	5,750	—
Preferred stock issuances	—	—	—	—	—	—	2,300
Conversion/exchange of preferred for common stock	(99)	(1,026)	(86)	—	—	—	—
Shares outstanding at December 31, 2006	—	—	3	4,600	3,450	5,750	2,300

In 2008, 2007 and 2006, shares of our cumulative convertible preferred stock were exchanged for or converted into shares of common stock as summarized below:

Year of Exchange/Conversion	Cumulative Convertible Preferred Stock	Number of Preferred Shares	Number of Common Shares	Type of Transaction
2008	5.0% (Series 2005B)	3,654,385	10,443,642	Exchange
	4.5%	891,100	2,227,750	Exchange
	4.125%	29	1,743	Conversion
			12,673,135	
2007	5.0% (Series 2005)	4,595,000	19,283,311	Exchange
	6.25%	2,156,184	17,367,823	Exchange
	6.25%	48	344	Conversion
	4.125%	3	180	Conversion
			36,651,658	
2006	5.0% (Series 2003)	987,321	6,113,009	Exchange
	5.0% (Series 2003)	38,625	235,447	Conversion
	4.125%	85,995	5,420,720	Exchange
	6.0%	99,310	482,694	Conversion
			12,251,870	

In connection with the exchanges and conversions noted above, we recorded losses of $67 million, $128 million and $10 million in 2008, 2007 and 2006, respectively. In general, the loss is equal to the excess of the fair value of all common stock exchanged over the fair value of the common stock issuable pursuant to the original terms of the preferred stock.

Dividends on our outstanding preferred stock are payable quarterly in cash or, with respect to our 6.25% mandatory convertible preferred stock and our 4.50% cumulative convertible preferred stock, we may pay dividends in cash, common stock or a combination thereof. Following is a summary of our preferred stock, including the primary conversion terms as of December 31, 2008:

Preferred Stock Series	Issue Date	Liquidation Preference per Share	Holder's Conversion Right	Conversion Rate	Conversion Price	Company's Conversion Right From	Company's Market Conversion Trigger
6.25% Mandatory Convertible (a)	June/July 2006	$ 250	Any time	7.1745	$34.8456	Any time	$52.2684(b)
5.00% (Series 2005) Cumulative Convertible	April 2005	$ 100	Any time	3.8887	$25.7154	April 15, 2010	$33.4300(c)
4.50% Cumulative Convertible	September 2005	$ 100	Any time	2.2648	$44.1538	September 15, 2010	$57.3999(c)
5.00% (Series 2005B) Cumulative Convertible	November 2005	$ 100	Any time	2.5612	$39.0442	November 15, 2010	$50.7575(c)
4.125% Cumulative Convertible	March/April 2004	$1,000	Market price >$21.61	60.1569	$16.6232	March 15, 2009	$21.6100(c)

(a) Each share converts automatically on June 15, 2009 into 7.1745 to 8.6095 shares of common stock, depending on the common stock market price at the time.

(b) Convertible at initial conversion rate plus cash equal to present value of future dividends to June 15, 2009.

(c) Convertible at the company's option if the company's common stock equals or exceeds the trigger price for a specified time period or after the conversion date indicated above if the number of shares of preferred stock outstanding are less than minimum levels provided in the certificates of designation.

Stock-Based Compensation Plans

Under Chesapeake's Long Term Incentive Plan, restricted stock, stock options, stock appreciation rights, performance shares and other stock awards may be awarded to employees, directors and consultants of Chesapeake. Subject to any adjustments as provided by the plan, the aggregate number of shares of common stock available for awards under the plan may not exceed 25,000,000 shares. The maximum period for exercise of an option or stock appreciation right may not be more than ten years from the date of grant and the exercise price may not be less than the fair market value of the shares underlying the option or stock appreciation right on the date of grant. Awards granted under the plan become vested at dates or upon the satisfaction of certain performance or other criteria determined by a committee of the Board of Directors. No awards may be granted under this plan after September 30, 2014. This plan has been approved by our shareholders. There were 87,500, 87,500 and 75,000 shares of restricted stock issued to our directors from this plan in 2008, 2007 and 2006, respectively. Additionally, there were 4.5 million, 14.7 million and 2,610 restricted shares issued, net of forfeitures to employees and consultants during 2008, 2007 and 2006, respectively from this plan. As of December 31, 2008, there were 5,762,679 shares remaining available for issuance under the plan.

Under Chesapeake's 2003 Stock Incentive Plan, restricted stock and incentive and nonqualified stock options to purchase our common stock may be awarded to employees and consultants of Chesapeake. Subject to any adjustments as provided by the plan, the aggregate number of shares available for awards under the plan may not exceed 10,000,000 shares. The maximum period for exercise of an option may not be more than ten years from the date of grant and the exercise price may not be less than the fair market value of the shares underlying the option on the date of grant. Restricted stock and options granted become vested at dates determined by a committee of the Board of Directors. No awards may be granted under this plan after April 14, 2013. This plan has been approved by our shareholders. There were 0.2 million, 0.2 million and 4.0 million restricted shares, net of forfeitures, issued during 2008, 2007 and 2006, respectively, from this plan. As of December 31, 2008, there were 213,302 shares remaining available for issuance under the plan.

Under Chesapeake's 2003 Stock Award Plan for Non-Employee Directors, 10,000 shares of Chesapeake's common stock are awarded to each newly appointed non-employee director on his or her first day of service. Subject to any adjustments as provided by the plan, the aggregate number of shares which may be issued may not exceed 100,000 shares. This plan has been approved by our shareholders. In each of 2008, 2007 and 2006, 10,000 shares of common stock were awarded to new directors from this plan. As of December 31, 2008, there were 50,000 shares remaining available for issuance under this plan.

In addition to the plans described above, we have stock options outstanding to employees under a number of employee stock option plans which are described below. All outstanding options under these plans were at-the-money when granted, with an exercise price equal to the closing price of our common stock on the date of grant and have a ten-year exercise period. These plans were terminated in prior years and therefore no shares remain available for stock option grants under the plans.

Name of Plan	Eligible Participants	Type of Options	Shares Covered	Shareholder Approved	Outstanding Options at December 31, 2008
2002 and 2001 Stock Option Plans	Employees and consultants	Incentive and nonqualified	3,000,000/ 3,200,000	Yes	879,523
2002 and 2001 Nonqualified Stock Option Plans	Employees and consultants	Nonqualified	4,000,000/ 3,000,000	No	977,732
2000 and 1999 Employee Stock Option Plans	Employees and consultants	Nonqualified	3,000,000 (each plan)	No	335,864
1996 and 1994 Stock Option Plans	Employees and consultants	Incentive and nonqualified	6,000,000/ 4,886,910	Yes	153,052

Restricted Stock

Chesapeake began issuing shares of restricted common stock to employees in January 2004 and to non-employee directors in July 2005. The fair value of the awards issued is determined based on the fair market value of the shares on the date of grant. This value is amortized over the vesting period, which is generally four years from the date of grant for employees and three years for non-employee directors. To the extent amortization of compensation cost relates to employees directly involved in acquisition, exploration and development activities, such amounts are capitalized to natural gas and oil properties. Amounts not capitalized to natural gas and oil properties are recognized in general and administrative expense or production expense. Note 1 details the accounting for our stock-based compensation expense in 2008, 2007 and 2006. As of December 31, 2005, the unamortized balance of unearned compensation recorded as a reduction of stockholders' equity was $89 million. Upon adoption of SFAS 123(R) in January 2006, we eliminated the unamortized balance of unearned compensation in stockholders' equity ($89 million) and reduced additional paid-in capital by the same amount on our consolidated balance sheet.

A summary of the status of the unvested shares of restricted stock and changes during 2008, 2007 and 2006 is presented below:

	Number of Unvested Restricted Shares	Weighted Average Grant-Date Fair Value
Unvested shares as of January 1, 2008	19,688,759	$32.42
Granted	6,800,027	51.14
Vested	(3,942,326)	28.27
Forfeited	(924,258)	37.33
Unvested shares as of December 31, 2008	21,622,202	$38.85
Unvested shares as of January 1, 2007	7,074,761	$25.85
Granted	15,560,570	34.25
Vested	(2,255,384)	24.34
Forfeited	(691,188)	33.29
Unvested shares as of December 31, 2007	19,688,759	$32.42
Unvested shares as of January 1, 2006	5,805,210	$18.38
Granted	4,392,270	31.77
Vested	(2,818,249)	19.78
Forfeited	(304,470)	25.04
Unvested shares as of December 31, 2006	7,074,761	$25.85

The aggregate intrinsic value of restricted stock vested during 2008 was approximately $211 million based on the stock price at the time of vesting.

As of December 31, 2008, there was $639 million of total unrecognized compensation cost related to unvested restricted stock. The cost is expected to be recognized over a weighted average period of 2.61 years.

The vesting of certain restricted stock grants results in state and federal income tax benefits related to the difference between the market price of the common stock at the date of vesting and the date of grant. During the years ended December 31, 2008, 2007 and 2006, we recognized excess tax benefits related to restricted stock of $28 million, $5 million and $4 million, respectively, which were recorded as adjustments to additional paid-in capital and deferred income taxes with respect to such benefits.

Our President and Chief Operating Officer, Tom L. Ward, resigned as a director, officer and employee of the company effective February 10, 2006. Mr. Ward's Resignation Agreement provided for the immediate vesting of all of his unvested equity awards, which consisted of options to purchase 724,615 shares of Chesapeake's common stock at an average exercise price of $8.01 per share and 1,291,875 shares of restricted common stock. As a result of this vesting, we incurred an expense of $55 million in 2006.

Stock Options

We granted stock options prior to 2006 under several stock compensation plans. Outstanding options expire ten years from the date of grant and become exercisable over a four-year period.

The following table provides information related to stock option activity for 2008, 2007 and 2006:

	Number of Shares Underlying Options	Weighted Average Exercise Price Per Share	Weighted Average Contract Life in Years	Aggregate Intrinsic Value (a) ($ in millions)
Outstanding at January 1, 2008	4,445,455	$ 7.55		
Exercised	(1,639,401)	6.54		$ 66
Forfeited/ Canceled	(3,633)	15.26		
Outstanding at December 31, 2008	2,802,421	$ 8.13	3.59	$ 23
Exercisable at December 31, 2008	2,801,796	$ 8.13	3.59	$ 23
Shares authorized for future grants	5,762,679			
Fair value of options granted during period	$ —			
Outstanding at January 1, 2007	6,605,703	$ 7.43		
Exercised	(2,146,640)	7.16		$ 61
Forfeited/ Canceled	(13,608)	9.90		
Outstanding at December 31, 2007	4,445,455	$ 7.55	4.37	$141
Exercisable at December 31, 2007	4,422,519	$ 7.51	4.36	$140
Shares authorized for future grants	2,460,562			
Fair value of options granted during period	$ —			
Outstanding at January 1, 2006	20,256,013	$ 6.14		
Exercised	(13,494,835)	5.34		$352
Forfeited/ Canceled	(155,475)	20.22		
Outstanding at December 31, 2006	6,605,703	$ 7.43	5.36	$143
Exercisable at December 31, 2006	5,337,153	$ 7.02	5.14	$118
Shares authorized for future grants	6,719,642			
Fair value of options granted during period	$ —			

(a) The intrinsic value of a stock option is the amount by which the current market value or the market value upon exercise of the underlying stock exceeds the exercise price of the option.

As of December 31, 2008, unrecognized compensation cost related to unvested stock options was not significant.

During the years ended December 31, 2008, 2007 and 2006, we recognized excess tax benefits related to stock options of $15 million, $15 million and $84 million, respectively, which were recorded as adjustments to additional paid-in capital and deferred income taxes with respect to such benefits.

The following table summarizes information about stock options outstanding at December 31, 2008:

	Outstanding Options			Options Exercisable	
Range of Exercise Prices	Number Outstanding	Weighted-Avg. Remaining Contractual Life	Weighted-Avg. Exercise Price	Number Exercisable	Weighted-Avg. Exercise Price
$ 0.94 – $ 4.00	213,689	1.10	$ 3.27	213,689	$ 3.27
5.20 – 5.20	331,009	3.56	5.20	331,009	5.20
5.35 – 5.89	140,150	2.25	5.55	140,150	5.55
6.11 – 6.11	490,114	2.79	6.11	490,114	6.11
6.40 – 7.74	96,617	2.97	6.90	96,617	6.90
7.80 – 7.80	480,578	4.00	7.80	480,578	7.80
7.86 – 10.01	124,987	3.53	8.52	124,987	8.52
10.08 – 10.08	555,058	4.34	10.08	555,058	10.08
10.10 – 15.48	282,719	4.89	13.38	282,094	13.37
16.08 – 22.49	87,500	6.04	19.74	87,500	19.74
$ 0.94 – $22.49	2,802,421	3.59	$ 8.13	2,801,796	$ 8.13

9. Financial Instruments and Hedging Activities

Natural Gas and Oil Hedging Activities

Our results of operations and operating cash flows are impacted by changes in market prices for natural gas and oil. To mitigate a portion of the exposure to adverse market changes, we have entered into various derivative instruments. As of December 31, 2008, our natural gas and oil derivative instruments were comprised of swaps, basis protection swaps, knockout swaps, cap-swaps, call options, put options and collars. These instruments allow us to predict with greater certainty the effective natural gas and oil prices to be received for our hedged production. Although derivatives often fail to achieve 100% effectiveness for accounting purposes, we believe our derivative instruments continue to be highly effective in achieving the risk management objectives for which they were intended.

- For swap instruments, Chesapeake receives a fixed price for the hedged commodity and pays a floating market price to the counterparty. The fixed-price payment and the floating-price payment are netted, resulting in a net amount due to or from the counterparty.
- Basis protection swaps are arrangements that guarantee a price differential for natural gas or oil from a specified delivery point. For Mid-Continent basis protection swaps, which typically have negative differentials to NYMEX, Chesapeake receives a payment from the counterparty if the price differential is greater than the stated terms of the contract and pays the counterparty if the price differential is less than the stated terms of the contract. For Appalachian Basin basis protection swaps, which typically have positive differentials to NYMEX, Chesapeake receives a payment from the counterparty if the price differential is less than the stated terms of the contract and pays the counterparty if the price differential is greater than the stated terms of the contract.
- For knockout swaps, Chesapeake receives a fixed price and pays a floating market price. The fixed price received by Chesapeake includes a premium in exchange for the possibility to reduce the counterparty's exposure to zero, in any given month, if the floating market price is lower than certain pre-determined knockout prices.
- For cap-swaps, Chesapeake receives a fixed price and pays a floating market price. The fixed price received by Chesapeake includes a premium in exchange for a "cap" limiting the counterparty's exposure. In other words, there is no limit to Chesapeake's exposure but there is a limit to the downside exposure of the counterparty.

- For call options, Chesapeake receives a premium from the counterparty in exchange for the sale of a call option. If the market price exceeds the fixed price of the call option, Chesapeake pays the counterparty such excess. If the market price settles below the fixed price of the call option, no payment is due from Chesapeake.
- For put options, Chesapeake receives a premium from the counterparty in exchange for the sale of a put option. If the market price falls below the fixed price of the put option, Chesapeake pays the counterparty such shortfall. If the market price settles above the fixed price of the put option, no payment is due from Chesapeake.
- Collars contain a fixed floor price (put) and ceiling price (call). If the market price exceeds the call strike price or falls below the put strike price, Chesapeake receives the fixed price and pays the market price. If the market price is between the call and the put strike price, no payments are due from either party.

Chesapeake enters into counter-swaps from time to time for the purpose of locking-in the value of a swap. Under the counter-swap, Chesapeake receives a floating price for the hedged commodity and pays a fixed price to the counterparty. The counter-swap is 100% effective in locking-in the value of a swap since subsequent changes in the market value of the swap are entirely offset by subsequent changes in the market value of the counter-swap. We refer to this locked-in value as a locked swap. Generally, at the time Chesapeake enters into a counter-swap, Chesapeake removes the original swap's designation as a cash flow hedge and classifies the original swap as a non-qualifying hedge under SFAS 133. The reason for this new designation is that collectively the swap and the counter-swap no longer hedge the exposure to variability in expected future cash flows. Instead, the swap and counter-swap effectively lock-in a specific gain or loss that will be unaffected by subsequent variability in natural gas and oil prices. Any locked-in gain or loss is recorded in accumulated other comprehensive income and reclassified to natural gas and oil sales in the month of related production.

In accordance with FASB Interpretation No. 39, to the extent that a legal right of set-off exists, Chesapeake nets the value of its derivative arrangements with the same counterparty in the accompanying consolidated balance sheets.

Gains or losses from certain derivative transactions are reflected as adjustments to natural gas and oil sales on the consolidated statements of operations. Realized gains (losses) are included in natural gas and oil sales in the month of related production. Pursuant to SFAS 133, certain derivatives do not qualify for designation as cash flow hedges. Changes in the fair value of these non-qualifying derivatives that occur prior to their maturity (i.e., temporary fluctuations in value) are reported currently in the consolidated statements of operations as unrealized gains (losses) within natural gas and oil sales. Following provisions of SFAS 133, changes in the fair value of derivative instruments designated as cash flow hedges, to the extent they are effective in offsetting cash flows attributable to the hedged risk, are recorded in other comprehensive income until the hedged item is recognized in earnings. Any change in fair value resulting from ineffectiveness is recognized currently in natural gas and oil sales as unrealized gains (losses). The components of natural gas and oil sales for the years ended December 31, 2008, 2007 and 2006 are presented below.

	Years Ended December 31,		
	2008	2007	2006
	($ in millions)		
Natural gas and oil sales	$7,069	$4,795	$3,870
Realized gains (losses) on natural gas and oil derivatives	(8)	1,203	1,254
Unrealized gains (losses) on non-qualifying natural gas and oil derivatives	887	(252)	184
Unrealized gains (losses) on ineffectiveness of cash flow hedges	(90)	(122)	311
Total natural gas and oil sales	$7,858	$5,624	$5,619

The estimated fair values of our natural gas and oil derivative instruments as of December 31, 2008 and 2007 are provided below. The associated carrying values of these instruments are equal to the estimated fair values.

	December 31, 2008	December 31, 2007
	($ in millions)	
Derivative assets (liabilities) (a):		
Fixed-price natural gas swaps	$ 863	$ (54)
Fixed-price natural gas collars	402	4
Natural gas basis protection swaps	93	151
Fixed-price natural gas knockout swaps	141	108
Natural gas call options	(178)	(230)
Natural gas put options	(39)	—
Fixed-price oil swaps	31	(110)
Fixed-price oil knockout swaps	19	(125)
Fixed-price oil cap-swaps	3	(17)
Oil call options	(35)	(96)
Fixed-price oil collars	5	—
Estimated fair value	$1,305	$(369)

(a) After adjusting for $736 million and $276 million of unrealized premiums, the cumulative unrealized gain (loss) related to these derivatives as of December 31, 2008 and 2007 was $2.041 billion and ($93) million, respectively.

Based upon the market prices at December 31, 2008, we expect to transfer approximately $345 million (net of income taxes) of the gain included in the balance in accumulated other comprehensive income to earnings during the next 12 months in the related month of production. All transactions hedged as of December 31, 2008 are expected to mature by December 31, 2022.

We have six secured hedging facilities, each of which permits us to enter into cash-settled natural gas and oil commodity transactions, valued by the counterparty, for up to a stated maximum value. Outstanding transactions under each facility are collateralized by certain of our natural gas and oil properties that do not secure any of our other obligations. The value of reserve collateral pledged to each facility is required to be at least 1.3 or 1.5 times the fair value of transactions outstanding under each facility. In addition, we may pledge collateral from our revolving bank credit facility, from time to time, to these facilities to meet any additional collateral coverage requirements. The hedging facilities are subject to a per annum exposure fee, which is assessed quarterly based on the average of the daily negative fair value amounts of the hedges, if any, during the quarter. The hedging facilities contain the standard representations and default provisions that are typical of such agreements. The agreements also contain various restrictive provisions which govern the aggregate natural gas and oil production volumes that we are permitted to hedge under all of our agreements at any one time. The fair value of outstanding transactions, per annum exposure fees and the scheduled maturity dates are shown below.

	Secured Hedging Facilities (a)					
	#1	#2	#3	#4	#5	#6
	($ in millions)					
Fair value of outstanding transactions, as of December 31, 2008	$ 116	$ 369	$ 37	$ 9	$ 245	$ 94
Per annum exposure fee	1%	1%	0.8%	0.8%	0.8%	0.8%
Scheduled maturity date	2010	2013	2020	2012	2012	2012

(a) Chesapeake Exploration, L.L.C. is the named party to the facilities numbered 1 – 3 and Chesapeake Energy Corporation is the named party to the facilities numbered 4 – 6.

Interest Rate Derivatives

We use interest rate derivatives to mitigate our exposure to the volatility in interest rates. For interest rate derivative instruments designated as fair value hedges (in accordance with SFAS 133), changes in fair value are recorded on the consolidated balance sheets as assets (liabilities), and the debt's carrying value amount is adjusted by the change in the fair value of the debt subsequent to the initiation of the derivative. Changes in the fair value of non-qualifying derivatives that occur prior to their maturity (i.e., temporary fluctuations in value) are reported currently in the consolidated statements of operations as unrealized gains (losses) within interest expense.

Gains or losses from certain interest rate derivative transactions are reflected as adjustments to interest expense on the consolidated statements of operations. Realized gains (losses) included in interest expense were $6 million, ($1) million and ($2) million in 2008, 2007 and 2006, respectively. Unrealized gains (losses) included in interest expense were ($85) million, ($40) million and $2 million in 2008, 2007 and 2006, respectively.

As of December 31, 2008, the following interest rate derivatives were outstanding:

	Notional Amount ($ in millions)	Weighted Average Fixed Rate	Weighted Average Floating Rate (b)	Fair Value Hedge	Net Premiums ($ in millions)	Fair Value ($ in millions)
Fixed to Floating Interest Rate:						
Swaps						
January 2008 – November 2020	$750	6.75%	6 mL plus 224 bp	Yes	$ —	$ 115
Call Options						
February 2009– May 2009	$750	6.75%	6 mL plus 224 bp	No	11	(105)
Swaption						
January 2009	$250	6.50%	6 mL plus 200 bp	No	3	—
Floating to Fixed Interest Rate:						
Swaps						
August 2007 – August 2010	$825	4.74%	1 – 3 mL	No	—	(27)
Collars (a)						
August 2007 – August 2010	$800	4.52%	6 mL	No	—	(35)
Swaption						
August 2009	$500	2.56%	1 mL	No	5	(10)
					$ 19	$ (62)

(a) The collars have ceiling and floor fixed interest rates of 5.37% and 4.52%, respectively.
(b) Month LIBOR has been abbreviated "mL" and basis points has been abbreviated "bp".

In 2008, we closed interest rate derivatives for gains totaling $110 million of which $30 million was recognized in interest expense. The remaining $80 million was from interest rate derivatives designated as fair value hedges and the settlement amounts received will be amortized as a reduction to interest expense over the remaining term of the related senior notes ranging from five to twelve years.

Foreign Currency Derivatives

On December 6, 2006, we issued €600 million of 6.25% Euro-denominated Senior Notes due 2017. Concurrent with the issuance of the euro-denominated senior notes, we entered into a cross currency swap to mitigate our exposure to fluctuations in the euro relative to the dollar over the term of the notes. Under the terms of the cross currency swap, on each semi-annual interest payment date, the counterparties will pay Chesapeake €19 million and Chesapeake will pay the counterparties $30 million, which will yield an annual dollar-equivalent interest rate of 7.491%. Upon maturity of the notes, the counterparties will pay Chesapeake €600 million and Chesapeake will pay the counterparties $800 million. The terms of the cross currency swap were based on the dollar/euro exchange rate on the issuance date of $1.3325 to €1.00. Through the cross currency swap, we have eliminated any potential variability in Chesapeake's expected cash flows related to changes in foreign exchange rates and therefore the swap qualifies as a cash flow hedge under SFAS 133. The euro-denominated debt is recorded in notes payable ($835 million at December 31, 2008) using an exchange rate of $1.3919 to €1.00. The fair value of the cross currency swap is recorded on the consolidated balance sheet as a liability of $77 million at December 31, 2008.

Fair Value of Financial Instruments

The following disclosure of the estimated fair value of financial instruments is made in accordance with the requirements of Statement of Financial Accounting Standards No. 107, *Disclosures About Fair Value of Financial Instruments*. We have determined the estimated fair values by using available market information and valuation methodologies. Considerable judgment is required in interpreting market data to develop the estimates of fair value. The use of different market assumptions or valuation methodologies may have a material effect on the estimated fair value amounts.

The carrying values of financial instruments comprising current assets and current liabilities approximate fair values due to the short-term maturities of these instruments. We estimate the fair value of our long-term debt and our convertible preferred stock using primarily quoted market prices. Our carrying amounts for such debt, excluding the impact of interest rate derivatives, at December 31, 2008 and 2007 were $14.0 billion and $10.9 billion, respectively, compared to approximate fair values of $10.5 billion and $11.1 billion, respectively. The carrying amounts for our convertible preferred stock as of December 31, 2008 and 2007 were $505 million and $960 million, respectively, compared to approximate fair values of $294 million and $1.0 billion, respectively.

Concentration of Credit Risk

A significant portion of our liquidity is concentrated in both cash and cash equivalents and derivative instruments. On December 31, 2008, our cash and cash equivalents were invested in money market funds with investment grade ratings. A significant portion of these funds was invested at the close of business on September 19, 2008, and is protected under the U.S. Treasury Department's Temporary Guarantee Program. The remaining funds were spread among several counterparties to mitigate risk. The derivative instruments enable us to hedge a portion of our exposure to natural gas and oil price and interest rate volatility. These arrangements expose us to credit risk from our counterparties. To mitigate this risk, we enter into derivative contracts only with investment-grade rated counterparties deemed by management to be competent and competitive market makers. Recently there have been concerns about the ability of certain counterparties to continue to meet their financial obligations. On December 31, 2008, our commodity and interest rate derivative instruments were spread among 16 counterparties and no single counterparty represented a material credit risk to the company.

On September 15, 2008, Lehman Brothers Holdings Inc. ("Lehman") filed for protection under Chapter 11 of the federal Bankruptcy Code in the United States Bankruptcy Court in the Southern District of New York.

Chesapeake and its subsidiaries had certain business relationships with Lehman and its subsidiaries. We believe the Lehman bankruptcy and its potential impact on subsidiaries of Lehman will not have a material adverse effect on Chesapeake or its subsidiaries individually or collectively.

Lehman Brothers Commercial Bank ("LBCB"), a subsidiary of Lehman, had $75 million of the $3.5 billion in commitments under our revolving bank credit facility. Although LBCB, to date, has not filed for bankruptcy (to our knowledge), LBCB had not funded approximately $11 million of its share of our borrowings under the credit facility as of December 31, 2008 and we have no reason to expect that LBCB will fund borrowings in the future. The loss of up to $75 million in borrowing capacity is not material to us.

Chesapeake was a counterparty with Lehman Brothers Commodity Services Inc. ("LBCS"), a subsidiary of Lehman, in financial transactions. Specifically, we utilized LBCS as a counterparty to hedge a portion of our natural gas and oil production. The obligations of LBCS are guaranteed by Lehman, and the Lehman bankruptcy filing resulted in an event of default under our ISDA agreement with LBCS allowing us to terminate the ISDA on September 18, 2008, and cancel the outstanding transactions. The potential loss associated with the termination of such transactions is not material to us.

Chesapeake sells natural gas to Eagle Energy Partners 1, LP ("Eagle Energy"), previously an affiliate of Lehman. Eagle Energy was not included in the Lehman bankruptcy filing. On September 26, 2008, Eagle Energy notified us that EDF Trading Limited ("EDFT"), a wholly-owned subsidiary of Électricité de France SA ("EDF"), had entered into an agreement with Lehman to acquire Eagle Energy. The acquisition of Eagle Energy by EDFT was completed on October 31, 2008. We have received cash payment for all natural gas that has been sold to Eagle Energy and are continuing to do business with Eagle.

Chesapeake will continue to closely monitor the Lehman bankruptcy situation and will assert its rights under the various contractual relationships. We monitor the credit worthiness of all our counterparties and do not believe a failure by a counterparty would have a material negative impact on our liquidity.

Other financial instruments which potentially subject us to concentrations of credit risk consist principally of investments in equity instruments and accounts receivable. Our accounts receivable are primarily from purchasers of natural gas and oil and exploration and production companies which own interests in properties we operate. This industry concentration has the potential to impact our overall exposure to credit risk, either positively or negatively, in that our customers may be similarly affected by changes in economic, industry or other conditions. We generally require letters of credit for receivables from customers which are judged to have sub-standard credit, unless the credit risk can otherwise be mitigated.

10. Supplemental Disclosures About Natural Gas and Oil Producing Activities

Net Capitalized Costs

Evaluated and unevaluated capitalized costs related to Chesapeake's natural gas and oil producing activities are summarized as follows:

	December 31,	
	2008	2007
	($ in millions)	
Natural gas and oil properties:		
Proved	$ 28,965	$27,656
Unproved	11,216	5,641
Total	40,181	33,297
Less accumulated depreciation, depletion and amortization	(11,866)	(7,112)
Net capitalized costs	$ 28,315	$26,185

Unproved properties not subject to amortization at December 31, 2008, 2007 and 2006 consisted mainly of leasehold acquired through corporate and significant natural gas and oil property acquisitions and through direct purchases of leasehold. We capitalized approximately $464 million, $269 million and $179 million of interest during 2008, 2007 and 2006, respectively, on significant investments in unproved properties that were not yet included in the amortization base of the full-cost pool. We will continue to evaluate our unevaluated properties; however, the timing of the ultimate evaluation and disposition of the properties has not been determined.

Costs Incurred in Natural Gas and Oil Exploration and Development, Acquisitions and Divestitures

Costs incurred in natural gas and oil property exploration and development, acquisitions and divestitures activities which have been capitalized are summarized as follows:

	December 31,		
	2008	2007	2006
	($ in millions)		
Development and exploration costs:			
Development drilling (a)	$ 5,185	$ 4,402	$2,772
Exploratory drilling	612	653	349
Geological and geophysical costs (b)	314	343	154
Asset retirement obligation and other	10	29	23
Total	6,121	5,427	3,298
Acquisition costs:			
Proved properties	355	671	1,175
Unproved properties (c)	8,129	2,465	3,473
Deferred income taxes	13	131	180
Total	8,497	3,267	4,828
Proceeds from divestitures:			
Proved properties	(2,433)	(1,142)	—
Unproved properties	(5,302)	—	—
Total	$ 6,883	$ 7,552	$8,126

(a) Includes capitalized internal cost of $326 million, $243 million and $147 million, respectively.
(b) Includes capitalized internal cost of $26 million, $19 million and $13 million, respectively.
(c) Includes costs to acquire new leasehold and related capitalized interest.

Results of Operations from Natural Gas and Oil Producing Activities (unaudited)

Chesapeake's results of operations from natural gas and oil producing activities are presented below for 2008, 2007 and 2006. The following table includes revenues and expenses associated directly with our natural gas and oil producing activities. It does not include any interest costs or general and administrative costs and, therefore, is not necessarily indicative of the contribution to consolidated net operating results of our natural gas and oil operations.

	Years Ended December 31,		
	2008	2007	2006
	($ in millions)		
Natural gas and oil sales (a)	$ 7,858	$ 5,624	$ 5,619
Production expenses	(889)	(640)	(490)
Production taxes	(284)	(216)	(176)
Impairment of natural gas and oil properties	(2,800)	—	—
Depletion and depreciation	(1,970)	(1,835)	(1,359)
Imputed income tax provision (b)	(747)	(1,115)	(1,383)
Results of operations from natural gas and oil producing activities	$ 1,168	$ 1,818	$ 2,211

(a) Includes $797 million, ($374) million and $495 million of unrealized gains (losses) on natural gas and oil derivatives for the years ended December 31, 2008, 2007 and 2006, respectively.

(b) The imputed income tax provision is hypothetical (at the effective income tax rate) and determined without regard to our deduction for general and administrative expenses, interest costs and other income tax credits and deductions, nor whether the hypothetical tax provision will be payable.

Natural Gas and Oil Reserve Quantities (unaudited)

Chesapeake's petroleum engineers and internal staff estimated all of our proved reserves as of December 31, 2008, and independent petroleum engineering firms audited an aggregate of 76% of our estimated proved reserves (by volume), as set forth below. A reserve audit is not the same as a financial audit and a reserve audit is less rigorous in nature than a reserve report prepared by an independent petroleum engineering firm containing its own estimate of reserves.

	December 31, 2008
Netherland, Sewell & Associates, Inc.	42%
Lee Keeling and Associates, Inc.	13%
Data and Consulting Services, Division of Schlumberger Technology Corporation	8%
Ryder Scott Company L.P.	8%
LaRoche Petroleum Consultants, Ltd.	5%

Independent petroleum engineers and Chesapeake's petroleum engineers estimated our proved reserves as of December 31, 2007 and 2006. The portion of proved reserves (by volume) estimated by each is presented below.

	December 31,	
	2007	2006
Netherland, Sewell & Associates, Inc.	34%	32%
Lee Keeling and Associates, Inc.	11	14
Data and Consulting Services, Division of Schlumberger Technology Corporation	12	16
Ryder Scott Company L.P.	11	10
LaRoche Petroleum Consultants, Ltd.	11	8
Internal petroleum engineers	21	20
	100%	100%

The information below on our natural gas and oil reserves is presented in accordance with regulations prescribed by the Securities and Exchange Commission. Chesapeake emphasizes that reserve estimates are inherently imprecise. Our reserve estimates were generally based upon extrapolation of historical production trends, analogy to similar properties and volumetric calculations. Accordingly, these estimates are expected to change, and such changes could be material and occur in the near term as future information becomes available.

Proved natural gas and oil reserves represent the estimated quantities of crude oil, natural gas, and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions, i.e., prices and costs as of the date the estimate is made. Reservoirs are considered proved if economic producibility is supported by either actual production or conclusive formation test. The area of a reservoir considered proved includes (a) that portion delineated by drilling and defined by natural gas-oil and/or oil-water contacts, if any, and (b) the immediately adjoining portions not yet drilled, but which can be reasonably judged as economically productive on the basis of available geological and engineering data. In the absence of information on fluid contacts, the lowest known structural occurrence of hydrocarbons controls the lower proved limit of the reservoir. Reserves which can be produced economically through application of improved recovery techniques (such as fluid injection) are included in the "proved" classification when successful testing by a pilot project, or the operation of an installed program in the reservoir, provides support for the engineering analysis on which the project or program was based.

Proved developed natural gas and oil reserves are those expected to be recovered through existing wells with existing equipment and operating methods. Additional natural gas and oil expected to be obtained through the application of fluid injection or other improved recovery techniques for supplementing the natural forces and mechanisms of primary recovery should be included as "proved developed reserves" only after testing by a pilot project or after the operation of an installed program has confirmed through production responses that increased recovery will be achieved.

Presented below is a summary of changes in estimated reserves of Chesapeake for 2008, 2007 and 2006:

	Oil (mbbl)	Gas (mmcf)	Total (mmcfe)
December 31, 2008			
Proved reserves, beginning of period	123,554	10,137,299	10,878,623
Extensions, discoveries and other additions	11,465	1,526,364	1,595,156
Revisions of previous estimates	(1,186)	956,908	949,792
Production	(11,220)	(775,424)	(842,744)
Sale of reserves-in-place	(4,563)	(674,177)	(701,552)
Purchase of reserves-in-place	2,582	156,485	171,974
Proved reserves, end of period	120,632	11,327,455	12,051,249
Proved developed reserves:			
Beginning of period	88,834	6,408,622	6,941,626
End of period	84,913	7,581,523	8,091,002
December 31, 2007			
Proved reserves, beginning of period	106,030	8,319,434	8,955,614
Extensions, discoveries and other additions	11,644	1,053,123	1,122,986
Revisions of previous estimates	7,732	1,298,802	1,345,195
Production	(9,882)	(654,969)	(714,261)
Sale of reserves-in-place	—	(208,141)	(208,141)
Purchase of reserves-in-place	8,030	329,050	377,230
Proved reserves, end of period	123,554	10,137,299	10,878,623
Proved developed reserves:			
Beginning of period	76,705	5,113,211	5,573,441
End of period	88,834	6,408,622	6,941,626
December 31, 2006			
Proved reserves, beginning of period	103,323	6,900,754	7,520,690
Extensions, discoveries and other additions	8,456	777,858	828,594
Revisions of previous estimates	(3,822)	539,606	516,676
Production	(8,654)	(526,459)	(578,383)
Sale of reserves-in-place	(3)	(123)	(141)
Purchase of reserves-in-place	6,730	627,798	668,178
Proved reserves, end of period	106,030	8,319,434	8,955,614
Proved developed reserves:			
Beginning of period	76,238	4,442,270	4,899,694
End of period	76,705	5,113,211	5,573,441

During 2008, Chesapeake acquired approximately 172 bcfe of proved reserves through purchases of natural gas and oil properties for consideration of $355 million (primarily in five separate transactions of greater than $10 million each) and we sold 702 bcfe of our proved reserves for approximately $2.433 billion. During 2008, we recorded positive revisions of 950 bcfe to the December 31, 2007 estimates of our reserves. Included in the revisions were 298 bcfe of negative adjustments caused by lower natural gas prices at December 31, 2008, and

1.248 tcfe of positive performance related revisions. Lower prices decrease the economic lives of the underlying natural gas and oil properties and thereby decrease the estimated future reserves. The weighted average natural gas and oil wellhead prices used in computing our reserves were $5.12 per mcf and $41.60 per bbl at December 31, 2008.

During 2007, Chesapeake acquired approximately 377 bcfe of proved reserves through purchases of natural gas and oil properties for consideration of $671 million (primarily in 10 separate transactions of greater than $10 million each). In December 2007, we sold 208 bcfe of our proved reserves in certain Chesapeake-operated producing assets in Kentucky and West Virginia for approximately $1.142 billion. During 2007, we recorded positive revisions of 1.345 tcfe to the December 31, 2006 estimates of our reserves. Included in the revisions were 97 bcfe of positive adjustments caused by higher natural gas prices at December 31, 2007, and 1.248 tcfe of positive performance related revisions of which 1.207 tcfe relate to infill drilling and increased density locations. Higher prices extend the economic lives of the underlying natural gas and oil properties and thereby increase the estimated future reserves. The weighted average natural gas and oil wellhead prices used in computing our reserves were $6.19 per mcf and $90.58 per bbl at December 31, 2007.

During 2006, Chesapeake acquired approximately 668 bcfe of proved reserves through purchases of natural gas and oil properties for consideration of $1.175 billion (primarily in 15 separate transactions of greater than $10 million each). During 2006, we recorded upward revisions of 517 bcfe to the December 31, 2005 estimates of our reserves. Included in the revisions were 212 bcfe of downward adjustments caused by lower natural gas prices at December 31, 2006, offset by 729 bcfe of positive performance related revisions of which 710 bcfe relate to infill drilling and increased density locations. Lower prices reduce the economic lives of the underlying natural gas and oil properties and thereby decrease the estimated future reserves. The weighted average natural gas and oil wellhead prices used in computing our reserves were $5.41 per mcf and $56.25 per bbl at December 31, 2006.

Standardized Measure of Discounted Future Net Cash Flows (unaudited)

Statement of Financial Accounting Standards No. 69 prescribes guidelines for computing a standardized measure of future net cash flows and changes therein relating to estimated proved reserves. Chesapeake has followed these guidelines which are briefly discussed below.

Future cash inflows and future production and development costs are determined by applying year-end prices and costs to the estimated quantities of natural gas and oil to be produced. Actual future prices and costs may be materially higher or lower than the year-end prices and costs used. Estimates are made of quantities of proved reserves and the future periods during which they are expected to be produced based on year-end economic conditions. Estimated future income taxes are computed using current statutory income tax rates including consideration for the current tax basis of the properties and related carryforwards, giving effect to permanent differences and tax credits. The resulting future net cash flows are reduced to present value amounts by applying a 10% annual discount factor.

The assumptions used to compute the standardized measure are those prescribed by the Financial Accounting Standards Board and, as such, do not necessarily reflect our expectations of actual revenue to be derived from those reserves nor their present worth. The limitations inherent in the reserve quantity estimation process, as discussed previously, are equally applicable to the standardized measure computations since these estimates reflect the valuation process.

The following summary sets forth our future net cash flows relating to proved natural gas and oil reserves based on the standardized measure prescribed in SFAS 69:

	Years Ended December 31,		
	2008	2007	2006
		($ in millions)	
Future cash inflows	$ 62,995(a)	$ 73,955(b)	$ 50,984(c)
Future production costs	(18,828)	(19,319)	(13,790)
Future development costs	(7,378)	(8,315)	(6,804)
Future income tax provisions	(9,813)	(14,056)	(8,877)
Future net cash flows	26,976	32,265	21,513
Less effect of a 10% discount factor	(15,143)	(17,303)	(11,506)
Standardized measure of discounted future net cash flows	$ 11,833	$ 14,962	$ 10,007

(a) Calculated using weighted average prices of $41.60 per barrel of oil and $5.12 per mcf of natural gas.
(b) Calculated using weighted average prices of $90.58 per barrel of oil and $6.19 per mcf of natural gas.
(c) Calculated using weighted average prices of $56.25 per barrel of oil and $5.41 per mcf of natural gas.

The principal sources of change in the standardized measure of discounted future net cash flows are as follows:

	Years Ended December 31,		
	2008	2007	2006
		($ in millions)	
Standardized measure, beginning of period (a)	$14,962	$10,007	$ 15,968
Sales of natural gas and oil produced, net of production costs (b)	(5,896)	(3,939)	(3,204)
Net changes in prices and production costs	(5,025)	3,277	(10,954)
Extensions and discoveries, net of production and development costs	2,752	2,424	1,184
Changes in future development costs	1,043	(639)	(743)
Development costs incurred during the period that reduced future development costs	1,130	1,410	954
Revisions of previous quantity estimates	1,524	2,960	948
Purchase of reserves-in-place	362	1,166	1,135
Sales of reserves-in-place	(1,696)	(708)	—
Accretion of discount	2,057	1,365	2,293
Net change in income taxes	1,843	(1,970)	3,325
Changes in production rates and other	(1,223)	(391)	(899)
Standardized measure, end of period (a)	$11,833	$14,962	$ 10,007

(a) The discounted amounts related to cash flow hedges that would affect future net cash flows have not been included in any of the periods presented.
(b) Excluding gains (losses) on derivatives.

11. Divestitures

Joint Ventures

In 2008, we entered into three joint ventures to sell a portion of our leasehold in the joint venture areas, which allowed us to recover much or all of our initial leasehold investments in the plays, reduce our ongoing capital costs and reduce future risks. The transactions are detailed below.

On July 1, 2008, we entered into a joint venture with Plains Exploration & Production Company to develop our Haynesville Shale leasehold in Northwest Louisiana and East Texas. Under the terms of the joint venture, Plains acquired a 20% interest in approximately 550,000 net acres of our Haynesville Shale leasehold for $1.65 billion in cash. Plains also agreed to fund 50% of our remaining 80% share of the costs associated with drilling and completing future Haynesville Shale joint venture wells over a multi-year period, up to an additional $1.65 billion. In addition, Plains has the right to a 20% participation in any additional leasehold we acquire in the Haynesville Shale at our cost plus a fee. Chesapeake and Plains amended the joint venture in February 2009 to provide Plains a one-time option in June 2010 to reduce its obligation to fund our drilling and completion costs by $800 million in exchange for assigning us 50% of its interest in the Haynesville joint venture properties. PXP's commitment to fund 50% of our share of future drilling and completion costs (up to $1.65 billion) is expected to reduce future DD&A expense by reducing the amount of capital we will invest to develop our Haynesville properties.

On September 5, 2008, we entered into a joint venture with BP America Inc. to develop our Fayetteville Shale leasehold in Arkansas. Under the terms of the joint venture, BP acquired a 25% interest in approximately 540,000 net acres of our Fayetteville Shale leasehold for $1.1 billion in cash. BP has also agreed to pay $800 million by funding 100% of Chesapeake's 75% share of drilling and completion expenditures until the $800 million obligation has been funded. In addition, BP has the right to a 25% participation in any additional leasehold we acquire in the Fayetteville Shale at our cost plus a fee. BP's commitment to fund our share of future drilling and completion costs (up to $800 million) is expected to reduce future DD&A expense by reducing the amount of capital we will invest to develop our Fayetteville properties.

On November 25, 2008, we entered into a joint venture with StatoilHydro ASA to develop our Marcellus Shale leasehold in Appalachia. Under the terms of the joint venture, StatoilHydro acquired a 32.5% interest in our Marcellus Shale assets for $3.375 billion. The assets included approximately 1.8 million net acres of leasehold, of which StatoilHydro now owns approximately 0.6 million net acres and Chesapeake owns approximately 1.2 million net acres. Chesapeake received $1.25 billion in cash from StatoilHydro funding 75% of Chesapeake's 67.5% share of drilling and completion expenditures until the $2.125 billion obligation has been funded. In addition, StatoilHydro has the right to a 32.5% participation in any additional leasehold we acquire in the Marcellus Shale. StatoilHydro's commitment to fund 75% of our share of future drilling and completion costs (up to $2.125 billion) is expected to reduce future DD&A expense by reducing the amount of capital we will invest to develop our Marcellus properties.

For accounting purposes, cash proceeds from these transactions were reflected as a reduction of natural gas and oil properties with no gain or loss recognized.

Volumetric Production Payments

On May 1, 2008, we sold certain long-lived producing assets in Texas, Oklahoma and Kansas in a volumetric production payment transaction for net proceeds of $616 million. These assets had estimated proved reserves of approximately 94 bcfe and current net production (at the time of sale) of approximately 47 mmcfe per day. Chesapeake retained drilling rights on the properties below currently producing intervals.

On August 1, 2008, we completed a volumetric production payment transaction with estimated proved reserves of approximately 93 bcfe and current net production (at the time of sale) of approximately 46 mmcfe per day from wells in the Anadarko Basin of Oklahoma. This transaction resulted in net proceeds to us of $594 million. Chesapeake retained drilling rights on the properties below currently producing intervals and retained all remaining production after approximately 11 years.

On December 31, 2008, we sold certain long-lived producing assets in the Anadarko and Arkoma Basins in a volumetric production payment transaction for net proceeds of $412 million. These assets had estimated proved reserves of approximately 98 bcfe and current net production (at the time of sale) of approximately 60 mmcfe per day. Chesapeake retained drilling rights on the properties below currently producing intervals.

On December 31, 2007, we sold a portion of our proved reserves and production in certain Chesapeake-operated producing assets in Kentucky and West Virginia in a volumetric production payment for net proceeds of approximately $1.1 billion. These assets had estimated proved reserves of approximately 208 bcfe and current net production (at the time of sale) of approximately 55 mmcfe per day. Chesapeake retained drilling rights on the properties below currently producing intervals.

For accounting purposes, cash proceeds from these transactions were reflected as a reduction of natural gas and oil properties with no gain or loss recognized and our proved reserves were reduced accordingly.

Other Divestitures

On August 8, 2008, BP America Inc. acquired all of our interests in approximately 90,000 net acres of leasehold and producing natural gas properties in the Arkoma Basin Woodford Shale play for $1.7 billion in cash. The properties were producing approximately 50 mmcfe per day (at the time of sale).

Also in 2008, we sold non-core natural gas and oil assets in the Rocky Mountains and in the Mid-Continent for proceeds of approximately $400 million.

12. Investments

At December 31, 2008, investments accounted for under the equity method totaled $426 million and investments accounted for under the cost method totaled $18 million. Following is a summary of our investments:

			December 31,	
			2008	2007
	Approximate % Owned	Accounting Method	Carrying Value	Carrying Value
			($ in millions)	
Frac Tech Services, Ltd (a)	20%	Equity	$223	$237
Chaparral Energy, Inc. (b) (c)	32%	Equity	152	271
DHS Drilling Company (b)	47%	Equity	19	28
Sierra Mid-Con, L.P.	50%	Equity	12	—
Gastar Exploration Ltd (d)	17%	Cost	11	42
Mountain Drilling Company (b)	49%	Equity	9	19
Ventura Refining and Transmission LLC (e)	25%	Equity	—	—
Other	—	—	18	15
			$444	$612

(a) The carrying value of our investment in Frac Tech is in excess of our underlying equity in net assets by approximately $160 million as of December 31, 2008. This excess amount is attributed to certain intangibles associated with the specialty services provided by Frac Tech and is being amortized over the estimated life of the intangibles.

(b) Our investees have been impacted by the dramatic slowing of the worldwide economy and the freezing of the credit markets in the fourth quarter of 2008 and into 2009. The economic weakness has resulted in significantly reduced oil and natural gas prices leading to a meaningful decline in the overall level of activity in the markets served by our investees. Associated with the weakness in performance of certain of the investees, as well as an evaluation of their financial condition and near-term prospects, we recognized that an other than temporary impairment had occurred on the following investments: Chaparral Energy of $100 million, DHS Drilling Company of $20 million and Mountain Drilling Company of $10 million. We will continue to monitor the performance of our investments, and it is reasonably possible that we may experience additional impairments, although we do not believe that our exposure to future charges would be material to our consolidated results of operations.

(c) The carrying value of our investment in Chaparral is in excess of our underlying equity in net assets by approximately $107 million as of December 31, 2008. This excess is attributed to the natural gas and oil reserves held by Chaparral and is being amortized over the estimated life of these reserves based on a unit of production rate.

(d) Our investment in Gastar had an associated cost basis of $89 million as of December 31, 2008 and 2007.

(e) In early 2007, we invested approximately $1 million in Ventura Refining and Transmission LLC to acquire a 25% interest and subsequently entered into certain lending agreements with Ventura for which approximately $54 million was outstanding at December 31, 2008. Due to worsening economic conditions, the lack of third party credit available to Ventura, and poor operating performance in the second half of 2008, management determined that an impairment had occurred and recognized a charge of $50 million at December 31, 2008. See Note 4 for further information regarding our guarantee of Ventura's performance.

In 2007, we sold our 33% limited partnership interest in Eagle Energy Partners I, L.P., which we first acquired in 2003, for proceeds of $124 million and a gain of $83 million.

In 2006, we sold our investment in publicly-traded Pioneer Drilling Company common stock, realizing proceeds of $159 million and a gain of $117 million. We owned 17% of the common stock of Pioneer, which we began acquiring in 2003.

The table below presents summarized financial information for our significant equity method investments, including Chaparral, Frac Tech, Ventura, Mountain Drilling and DHS. The investee financial information reflects the most current financial information available to investors and includes lags in financial reporting of up to one quarter.

	December 31,	
	2008	2007
	($ in millions)	
Current assets	$ 411	$ 274
Noncurrent assets	$2,490	$2,185
Current liabilities	$ 429	$ 312
Noncurrent liabilities	$1,883	$1,673
Gross revenue	$1,523	$ 972
Operating Expense	$1,261	$ 739
Net Income	$ 105	$ 67

13. Fair Value Measurements

Effective January 1, 2008, we adopted Statement of Financial Accounting Standards No. 157, Fair Value Measurements for our financial assets and liabilities measured on a recurring basis. This statement establishes a framework for measuring fair value of assets and liabilities and expands disclosures about fair value measurements. In February 2008, the FASB issued FSP 157-2, which delayed the effective date of SFAS No. 157 by one year for nonfinancial assets and liabilities.

SFAS 157 defines fair value as the amount that would be received from the sale of an asset or paid for the transfer of a liability in an orderly transaction between market participants, i.e., an exit price. To estimate an exit price, a three-level hierarchy is used. The fair value hierarchy prioritizes the inputs, which refer broadly to assumptions market participants would use in pricing an asset or a liability, into three levels. Level 1 inputs are unadjusted quoted prices in active markets for identical assets and liabilities and have the highest priority. Level 2 inputs are inputs other than quoted prices within Level 1 that are observable for the asset or liability, either directly or indirectly. Level 3 inputs are unobservable inputs for the financial asset or liability and have the lowest priority. Chesapeake uses appropriate valuation techniques based on available inputs, including counterparty quotes, to measure the fair values of its assets and liabilities. Counterparty quotes are generally assessed as a Level 3 input.

The following table provides fair value measurement information for financial assets and liabilities measured at fair value on a recurring basis as of December 31, 2008.

	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Fair Value
	($ in millions)			
Financial Assets (Liabilities):				
Cash equivalents	$1,749	$ —	$ —	$ 1,749
Derivatives, net	$ —	$ 874	$ 292	$ 1,166
Investments	$ 11	$ —	$ —	$ 11
Other long-term assets	$ 19	$ —	$ —	$ 19
Long-term debt	$ —	$ —	$ (1,470)	$(1,470)
Other long-term liabilities	$ (19)	$ —	$ —	$ (19)

The following methods and assumptions were used to estimate the fair values of the assets and liabilities in the table above.

Level 1 Fair Value Measurements

Cash Equivalents. The fair value of cash equivalents is based on quoted market prices.

Investments. The fair value of Chesapeake's investment in Gastar Exploration Ltd. common stock is based on a quoted market price.

Other Long-Term Assets and Liabilities. The fair value of other long-term assets and liabilities, consisting of obligations under our Deferred Compensation Plan, is based on quoted market prices.

Level 2 Fair Value Measurements

Derivatives. The fair values of our natural gas swaps are measured internally using established index prices and other sources. These values are based upon, among other things, futures prices and time to maturity.

Level 3 Fair Value Measurements

Derivatives. The fair value of our derivative instruments, excluding natural gas swaps, have been established utilizing established index prices, volatility curves and discount factors. These estimates are compared to our counterparty values for reasonableness. Derivative transactions are also subject to the risk that counterparties will be unable to meet their obligations. Such non-performance risk is considered in the valuation of our derivative instruments, but to date has not had a material impact on the values of our derivatives.

Debt. The fair value of our long-term debt is based on face value of the debt along with the value of the related interest rate swaps. The interest rate swap values are based on estimates provided by our respective counterparties and reviewed internally for reasonableness using future interest rate curves and time to maturity.

A reconciliation of Chesapeake's assets and liabilities classified as Level 3 measurements is presented below.

	Derivatives	Debt	Total
	($ in millions)		
Balance of Level 3 as of January 1, 2008	$(340)	$(2,404)	$(2,744)
Total gains or losses (realized/unrealized):			
Included in earnings (a)	744	184	928
Included in other comprehensive income (loss)	(82)	—	(82)
Purchases, issuances and settlements	(30)	750(b)	720
Transfers in and out of Level 3	—	—	—
Balance of Level 3 as of December 31, 2008	$ 292	$(1,470)	$(1,178)

	Natural Gas and Oil Revenue	Interest
	($ in millions)	
(a) Total gains and losses related to derivatives included in earnings for the period	$876	$(132)
Change in unrealized gains or losses relating to assets still held at reporting date	$815	$(126)

(b) Amount represents debt no longer recorded at fair value as a result of the termination of interest rate swaps in 2008.

14. Asset Retirement Obligations

The components of the change in our asset retirement obligations are shown below:

	Years Ended December 31, 2008	2007
	($ in millions)	
Asset retirement obligations, beginning of period	$236	$193
Additions	21	19
Revisions (a)	—	10
Settlements and disposals	(5)	(1)
Accretion expense	17	15
Asset retirement obligations, end of period	$269	$236

(a) Based on increasing service costs, we revised our asset retirement obligation related to natural gas and oil wells in 2007.

15. Major Customers and Segment Information

Sales to individual customers constituting 10% or more of total revenues (before the effects of hedging) were as follows:

Year Ended December 31,	Customer	Amount	Percent of Total Revenues
		($ in millions)	
2008	Eagle Energy Partners I, L.P.	$1,283	12%
2007	Eagle Energy Partners I, L.P.	$1,072	15%
2006	Eagle Energy Partners I, L.P.	$ 867	16%

In September 2003, Chesapeake invested in Eagle Energy Partners I, L.P. and received a 25% limited partnership interest. Through additional investments, Chesapeake increased its limited partner ownership interest to approximately 33% as of December 31, 2006. In 2007, we sold our 33% limited partnership interest for proceeds of $124 million and a gain of $83 million.

In accordance with Statement of Financial Accounting Standards No. 131, *Disclosures about Segments of an Enterprise and Related Information*, we have two reportable operating segments. Our exploration and production operational segment and natural gas and oil marketing segment are managed separately because of the nature of their products and services. The exploration and production segment is responsible for finding and producing natural gas and oil. The marketing segment is responsible for gathering, processing, compressing, transporting and selling natural gas and oil primarily from Chesapeake-operated wells. We also have drilling rig and trucking operations which are responsible for providing drilling rigs primarily used on Chesapeake-operated wells and trucking services utilized in the transportation of drilling rigs on both Chesapeake-operated wells and wells operated by third parties.

Management evaluates the performance of our segments based upon income before income taxes. Revenues from the marketing segment's sale of natural gas and oil related to Chesapeake's ownership interests are reflected as exploration and production revenues. Such amounts totaled $5.5 billion, $3.5 billion and $2.6 billion for 2008, 2007 and 2006, respectively. The following tables present selected financial information for Chesapeake's operating segments. Our drilling and trucking service operations are presented in "Other Operations" for all periods presented.

	Exploration and Production	Marketing	Other Operations	Intercompany Eliminations	Consolidated Total
			($ in millions)		
For the Year Ended December 31, 2008:					
Revenues	$ 7,858	$ 9,126	$ 631	$(5,986)	$11,629
Intersegment revenues	—	(5,528)	(458)	5,986	—
Total Revenues	7,858	3,598	173	—	11,629
Depreciation, depletion and amortization	2,111	28	35	(27)	2,147
Interest and other income	3	6	(14)	(6)	(11)
Interest expense	314	2	—	(2)	314
Impairment of natural gas and oil properties and other fixed assets	(2,800)	(30)	—	—	(2,830)
Impairment of investments	(180)	—	—	—	(180)
Gain on exchanges or repurchases of debt	237	—	—	—	237
INCOME BEFORE INCOME TAXES	$ 1,177	$ 28	$ 68	$ (87)	$ 1,186
TOTAL ASSETS	$35,043	$ 3,416	$ 688	$ (703)	$38,444
CAPITAL EXPENDITURES	$ 7,658	$ 1,765	$ 229	$ —	$ 9,652
For the Year Ended December 31, 2007:					
Revenues	$ 5,624	$ 5,508	$ 493	$(3,825)	$ 7,800
Intersegment revenues	—	(3,468)	(357)	3,825	—
Total Revenues	5,624	2,040	136	—	7,800
Depreciation, depletion and amortization	1,954	25	26	(16)	1,989
Interest and other income	14	1	—	—	15
Interest expense	406	—	—	—	406
Other income/expense	83	—	—	—	83
INCOME BEFORE INCOME TAXES	$ 2,287	$ 41	$ 135	$ (122)	$ 2,341
TOTAL ASSETS	$29,317	$ 1,759	$ 487	$ (829)	$30,734
CAPITAL EXPENDITURES	$ 7,977	$ 534	$(163)	$ —	$ 8,348
For the Year Ended December 31, 2006:					
Revenues	$ 5,619	$ 4,135	$ 325	$(2,753)	$ 7,326
Intersegment revenues	—	(2,558)	(195)	2,753	—
Total Revenues	5,619	1,577	130	—	7,326
Depreciation, depletion and amortization	1441	10	28	(16)	1,463
Interest and other income	22	4	—	—	26
Interest expense	300	—	1	—	301
Other income/expense	117	—	—	—	117
INCOME BEFORE INCOME TAXES	$ 3,192	$ 41	$ 106	$ (84)	$ 3,255
TOTAL ASSETS	$23,333	$ 864	$ 786	$ (566)	$24,417
CAPITAL EXPENDITURES	$ 8,423	$ 255	$ 231	$ —	$ 8,909

16. Condensed Consolidating Financial Information

Chesapeake Energy Corporation is a holding company and owns no operating assets and has no significant operations independent of its subsidiaries. As of December 31, 2007, our obligations under our outstanding senior notes and contingent convertible notes listed in Note 3 were fully and unconditionally guaranteed, jointly and severally, by all of our wholly-owned subsidiaries, other than minor subsidiaries, on a senior unsecured basis. Since October 2008, following the restructuring of our non-Appalachian midstream operations, as described in Note 3, certain of our wholly-owned subsidiaries having significant assets and operations have not guaranteed our outstanding notes. The midstream revolving credit facility referred to in Note 3 contains a covenant restricting Chesapeake Midstream Partners, L.P., the parent of our midstream subsidiaries, from paying dividends or distributions or making loans to Chesapeake.

Set forth below are condensed consolidating financial statements for Chesapeake Energy Corporation (the "parent") on a stand-alone, unconsolidated basis, and its combined guarantor and combined non-guarantor subsidiaries as of and for the year ended December 31, 2008. We have not provided comparative financial statements because the non-guarantor subsidiaries as of December 31, 2007 were minor subsidiaries individually and in the aggregate. The financial information may not necessarily be indicative of results of operations, cash flows, or financial position had the subsidiaries operated as independent entities.

CONDENSED CONSOLIDATING BALANCE SHEET
AS OF DECEMBER 31, 2008
($ in millions)

	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
CURRENT ASSETS:					
Cash and cash equivalents	$ —	$ 1,749	$ —	$ —	$ 1,749
Other current assets	13	2,372	189	(31)	2,543
Total Current Assets	13	4,121	189	(31)	4,292
PROPERTY AND EQUIPMENT:					
Total natural gas and oil properties, at cost based on full-cost accounting, net	—	28,300	15	—	28,315
Other property and equipment, net	—	1,918	2,912	—	4,830
Total Property and Equipment	—	30,218	2,927	—	33,145
Other assets	155	837	15	—	1,007
Investments in subsidiaries and intercompany advance	8,455	140	—	(8,595)	—
TOTAL ASSETS	$ 8,623	$35,316	$3,131	$(8,626)	$38,444
CURRENT LIABILITIES:					
Current liabilities	$ 257	$ 3,322	$ 133	$ (91)	$ 3,621
Intercompany payable (receivable) from parent	(18,172)	15,947	2,165	60	—
Total Current Liabilities	(17,915)	19,269	2,298	(31)	3,621
Long-term debt, net	10,250	3,474	460	—	14,184
Deferred income tax liability	65	3,471	227	—	3,763
Other liabilities	(74)	647	6	—	579
Total Long-Term Liabilities	10,241	7,592	693	—	18,526
Total Stockholders' Equity	16,297	8,455	140	(8,595)	16,297
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 8,623	$35,316	$3,131	$(8,626)	$38,444

CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS
($ in millions)

	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
For the Year Ended December 31, 2008:					
REVENUES:					
Natural gas and oil sales	$ —	$ 7,856	$ 2	$ —	$ 7,858
Natural gas and oil marketing sales	—	3,420	333	(155)	3,598
Service operations revenue	—	170	47	(44)	173
Total Revenues	—	11,446	382	(199)	11,629
OPERATING COSTS:					
Production expenses	—	889	—	—	889
Production taxes	—	284	—	—	284
General and administrative expenses	—	354	23	—	377
Natural gas and oil marketing expenses	—	3,363	142	—	3,505
Service operations expense	—	142	21	(20)	143
Impairment of natural gas and oil properties and other fixed assets	—	2,800	30	—	2,830
Natural gas and oil depreciation, depletion and amortization	—	1,970	—	—	1,970
Depreciation and amortization of other assets	17	126	65	(31)	177
Total Operating Costs	17	9,928	281	(51)	10,175
INCOME FROM OPERATIONS	(17)	1,518	101	(148)	1,454
OTHER INCOME (EXPENSE):					
Interest and other income (expense)	558	(20)	9	(558)	(11)
Interest expense	(551)	(313)	(8)	558	(314)
Impairment of investments	—	(130)	(50)	—	(180)
Gain on exchanges or repurchases of Chesapeake debt	237	—	—	—	237
Equity in net earnings of subsidiary	585	(58)	—	(527)	—
Total Other Income (Expense)	829	(521)	(49)	(527)	(268)
INCOME BEFORE INCOME TAXES	812	997	52	(675)	1,186
INCOME TAX EXPENSE	89	412	20	(58)	463
NET INCOME	$ 723	$ 585	$ 32	$(617)	$ 723

CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS
($ in millions)

	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
For the Year Ended December 31, 2008:					
CASH FLOWS FROM OPERATING ACTIVITIES	$ 156	$ 5,493	$ 204	$(617)	$ 5,236
CASH FLOWS FROM INVESTING ACTIVITIES:					
Additions to natural gas and oil properties	—	(14,567)	(9)	—	(14,576)
Divestitures of proved and unproved natural gas and oil properties	—	7,652	18	—	7,670
Additions to other property and equipment	—	(1,284)	(1,789)	—	(3,073)
Other investing activities	—	163	(28)	—	135
Cash used in investing activities	—	(8,036)	(1,808)	—	(9,844)
CASH FLOWS FROM FINANCING ACTIVITIES:					
Proceeds from credit facility borrowings	—	12,831	460	—	13,291
Payments on credit facility borrowings	—	(11,307)	—	—	(11,307)
Proceeds from issuance of senior notes, net of offering costs	2,136	—	—	—	2,136
Proceeds from issuance of common stock, net of offering costs	2,598	—	—	—	2,598
Other financing activities	(514)	162	(10)	—	(362)
Intercompany advances, net	(4,376)	2,605	1,154	617	—
Cash provided by financing activities	(156)	4,291	1,604	617	6,356
Net increase (decrease) in cash and cash equivalents	—	1,748	—	—	1,748
Cash and cash equivalents, beginning of period	—	1	—	—	1
Cash and cash equivalents, end of period	$ —	$ 1,749	$ —	$ —	$ 1,749

17. Quarterly Financial Data (unaudited)

Summarized unaudited quarterly financial data for 2008 and 2007 are as follows ($ in millions except per share data):

	Quarters Ended			
	March 31, 2008	June 30, 2008	September 30, 2008	December 31, 2008 (b)
Total revenues	$1,611	$ (455)	$7,491	$ 2,982
Gross profit (loss) (a)	(104)	(2,533)	5,478	(1,387)
Net income (loss)	(132)	(1,597)	3,313	(861)
Net income (loss) available to common shareholders	(143)	(1,649)	3,282	(867)
Net earnings (loss)per common share:				
Basic	$(0.29)	$ (3.17)	$ 5.93	$ (1.51)
Diluted	$(0.29)	$ (3.17)	$ 5.61	$ (1.51)

	Quarters Ended			
	March 31, 2007	June 30, 2007	September 30, 2007	December 31, 2007
Total revenues	$1,580	$ 2,105	$2,027	$ 2,088
Gross profit (a)	486	836	715	612
Net income	258	518(c)	372	303
Net income available to common shareholders	232	493(c)	346	158
Net earnings per common share:				
Basic	$ 0.51	$ 1.09	$ 0.76	$ 0.34
Diluted	$ 0.50	$ 1.01	$ 0.72	$ 0.33

(a) Total revenue less operating costs.

(b) Includes a non-cash pre-tax impairment charge of $3.010 billion related to the carrying value of natural gas and oil properties and certain investments and a pre-tax gain of $268 million on exchanges of certain of our contingent convertible senior notes.

(c) Includes a pre-tax gain on sale of investment of $83 million.

18. Recently Issued Accounting Standards

The FASB recently issued the following standards which were reviewed by Chesapeake to determine the potential impact on our financial statements upon adoption.

In December 2007, the FASB issued SFAS No. 160, *Noncontrolling Interests in Consolidated Financial Statements – an amendment of Accounting Research Bulletin No. 51.* This statement requires an entity to separately disclose non-controlling interests as a separate component of equity in the balance sheet and clearly identify on the face of the income statement net income related to non-controlling interests. This statement is effective for financial statements issued for fiscal years beginning after December 15, 2008. The adoption of this statement will not have a material impact on our financial position, results of operations or cash flows.

In December 2007, the FASB issued SFAS No. 141 (R), *Business Combinations.* This statement requires assets acquired and liabilities assumed to be measured at fair value as of the acquisition date, acquisition-related costs incurred prior to the acquisition to be expensed and contractual contingencies to be recognized at fair value as of the acquisition date. This statement is effective for financial statements issued for fiscal years beginning after December 15, 2008. We will comply with this statement prospectively in accounting for future business combinations.

In March 2008, the FASB issued SFAS No. 161, *Disclosures about Derivative Instruments and Hedging Activities – an amendment of FASB Statement No. 133.* This statement changes the disclosure requirements for derivative instruments and hedging activities. The statement requires that objectives for using derivative instruments be disclosed in terms of underlying risk and accounting designation. This statement is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. This statement will not have a material impact on our financial disclosures.

In May 2008, the FASB issued FSP APB 14-1, *Accounting for Convertible Debt Instruments That May Be Settled in Cash Upon Conversion (Including Partial Cash Settlement).* FSP APB 14-1 clarifies that convertible debt instruments that may be settled in cash upon either mandatory or optional conversion (including partial cash settlement) are not addressed by paragraph 12 of APB Opinion No. 14, *Accounting for Convertible Debt and Debt Issued with Stock Purchase Warrants.* The accounting prescribed by FSP APB 14-1 increases the amount of interest expense required to be recognized with respect to such instruments and, thus, lowers reported net income and net income per share of issuers of such instruments. Issuers must account for the liability and equity components of the instrument separately and in a manner that reflects interest expense at the interest rate of similar nonconvertible debt. We have three debt series that will be affected by the guidance, our 2.75% Contingent Convertible Senior Notes due 2035, our 2.5% Contingent Convertible Senior Notes due 2037 and our 2.25% Contingent Convertible Senior Notes due 2038. This staff position is effective for financial statements issued for fiscal years and interim periods beginning after December 15, 2008 and must be applied on a retrospective basis. The initial adoption of FSP APB 14-1 is expected to decrease the carrying value of our Contingent Convertible Senior Notes by approximately $1 billion, increase shareholders' equity by approximately $600 million and increase deferred tax liabilities by approximately $400 million. In addition, we currently estimate that we will record additional non-cash interest expense, which will reduce our pre-tax income by approximately $80 million and reduce net income by approximately $50 million for the year ended December 31, 2009.

In June 2008, the FASB issued FSP Emerging Issues Task Force (EITF) No. 03-6-1, *Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities.* FSP EITF 03-6-1 addresses whether instruments granted in share-based payments transactions are participating securities prior to vesting and therefore need to be included in the earnings allocation in calculating earnings per share under the two-class method described in SFAS No. 128, *Earnings per Share.* FSP EITF No. 03-6-1 requires companies to treat unvested share-based payment awards that have non-forfeitable rights to dividend or dividend equivalents as a separate class of securities in calculating earnings per share. FSP EITF No. 03-6-1 is effective for fiscal years beginning after December 15, 2008; earlier application is not permitted. FSP EITF No. 03-6-1 could be applicable to us but we have no current transactions that would be affected.

In October 2008, the FASB issued FSP FAS 157-3, *Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active.* FSP FAS 157-3 clarifies the application of FASB statement No. 157, *Fair Value Measurements,* in a market that is not active and provides an example to illustrate key considerations in determining the fair value of a financial asset when the market for that financial asset is not active. This FSP could be applicable to us but we currently have no financial assets of this type.

On December 31, 2008, the Securities and Exchange Commission (SEC) adopted major revisions to its rules governing oil and gas company reporting requirements. These include provisions that permit the use of new technologies to determine proved reserves and that allow companies to disclose their probable and possible reserves to investors. The current rules limit disclosure to only proved reserves. The new disclosure requirements also require companies to report the independence and qualifications of the person primarily responsible for the preparation or audit of reserve estimates, and to file reports when a third party is relied upon to prepare or audit reserves estimates. The new rules also require that oil and gas reserves be reported and the full-cost ceiling value calculated using an average price based upon the prior 12-month period. The new oil and gas reporting requirements are effective for annual reports on Form 10-K for fiscal years ending on or after December 31, 2009, with early adoption not permitted. We are in the process of assessing the impact of these new requirements on our financial position, results of operations and financial disclosures.

19. Subsequent Events

On February 2, 2009, we completed a public offering of $1 billion aggregate principal amount of senior notes due 2015, which have an interest rate of 9.5% per annum. The senior notes were priced at 95.071% of par to yield 10.625%. On February 17, 2009, we completed an offering of an additional $425 million aggregate principal amount of the 9.5% Senior Notes due 2015. The additional senior notes were priced at 97.75% of par plus accrued interest from February 2 to February 17, 2009 to yield 10.0% per annum. Net proceeds of $1.343 billion from these two offerings were used to repay outstanding indebtedness under our revolving bank credit facility, which we anticipate reborrowing from time to time to fund drilling and leasehold acquisition initiatives and for general corporate purposes.

On February 20, 2009, we amended our Haynesville Shale joint venture agreement with Plains Exploration & Production Company to provide Plains a one-time option in June 2010 to reduce its maximum drilling cost carry obligation by $800 million in exchange for assigning us, effective December 31, 2010, 50% of its interest in the Haynesville joint venture properties. Chesapeake believes Plains' cost basis in the properties that would be assigned to us upon exercise of the option could approximate $1.5 billion to $1.6 billion by December 31, 2010. If Plains exercises this option and has funded more than $850 million of its drilling cost carry as of December 31, 2010, we will be required to pay to Plains an amount equal to such excess. We will not be required to refund to Plains any of the $1.65 billion in cash consideration paid in July 2008 or any portion of the first $850 million in drilling cost carries to be paid by Plains.

Schedule II

CHESAPEAKE ENERGY CORPORATION
VALUATION AND QUALIFYING ACCOUNTS
($ in millions)

Description	Balance at Beginning of Period	Additions: Charged To Expense	Additions: Charged To Other Accounts	Deductions	Balance at End of Period
December 31, 2008:					
Allowance for doubtful accounts	$ 8	$ 4	$ —	$ —	$ 12
Valuation allowance for deferred tax assets	$ —	$ —	$ —	$ —	$ —
December 31, 2007:					
Allowance for doubtful accounts	$ 6	$ 2	$ —	$ —	$ 8
Valuation allowance for deferred tax assets	$ —	$ —	$ —	$ —	$ —
December 31, 2006:					
Allowance for doubtful accounts	$ 5	$ 1	$ —	$ —	$ 6
Valuation allowance for deferred tax assets	$ —	$ —	$ —	$ —	$ —

ITEM 9. *Changes in and Disagreements with Accountants on Accounting and Financial Disclosure*

Not applicable.

ITEM 9A. *Controls and Procedures*

We maintain disclosure controls and procedures designed to ensure that information required to be disclosed by Chesapeake in reports filed or submitted by it under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission rules and forms. As of December 31, 2008, we carried out an evaluation, under the supervision and with the participation of Chesapeake management, including Chesapeake's Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of Chesapeake's disclosure controls and procedures pursuant to Securities Exchange Act Rule 13a-15(b). Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures are effective as of December 31, 2008, to ensure that information required to be disclosed by Chesapeake is accumulated and communicated to Chesapeake management, including Chesapeake's Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Changes in Internal Controls

No changes in the company's internal control over financial reporting occurred during the quarter ended December 31, 2008 that have materially affected, or are reasonably likely to materially affect, the company's internal control over financial reporting.

Management's Report on Internal Control Over Financial Reporting

Management's annual report on internal control over financial reporting and the audit report on our internal control over financial reporting of our independent registered public accounting firm are included in Item 8 of this report.

ITEM 9B. *Other Information*

Not applicable.

PART III

ITEM 10. *Directors, Executive Officers and Corporate Governance*

The information called for by this Item 10 is incorporated herein by reference to the definitive Proxy Statement to be filed by Chesapeake pursuant to Regulation 14A of the General Rules and Regulations under the Securities Exchange Act of 1934 not later than April 30, 2009.

ITEM 11. *Executive Compensation*

The information called for by this Item 11 is incorporated herein by reference to the definitive Proxy Statement to be filed by Chesapeake pursuant to Regulation 14A of the General Rules and Regulations under the Securities Exchange Act of 1934 not later than April 30, 2009.

ITEM 12. *Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters*

The information called for by this Item 12 is incorporated herein by reference to the definitive Proxy Statement to be filed by Chesapeake pursuant to Regulation 14A of the General Rules and Regulations under the Securities Exchange Act of 1934 not later than April 30, 2009.

ITEM 13. *Certain Relationships and Related Transactions and Director Independence*

The information called for by this Item 13 is incorporated herein by reference to the definitive Proxy Statement to be filed by Chesapeake pursuant to Regulation 14A of the General Rules and Regulations under the Securities Exchange Act of 1934 not later than April 30, 2009.

ITEM 14. *Principal Accountant Fees and Services*

The information called for by this Item 14 is incorporated herein by reference to the definitive Proxy Statement to be filed by Chesapeake pursuant to Regulation 14A of the General Rules and Regulations under the Securities Exchange Act of 1934 not later than April 30, 2009.

PART IV

ITEM 15. *Exhibits and Financial Statement Schedules*

(a) The following documents are filed as part of this report:

1. *Financial Statements.* Chesapeake's consolidated financial statements are included in Item 8 of this report. Reference is made to the accompanying Index to Financial Statements.

2. *Financial Statement Schedules.* Schedule II is included in Item 8 of this report with our consolidated financial statements. No other financial statement schedules are applicable or required.

3. *Exhibits.* The following exhibits are filed herewith pursuant to the requirements of Item 601 of Regulation S-K:

Exhibit Number	Exhibit Description	Incorporated by Reference				Filed Herewith
		Form	SEC File Number	Exhibit	Filing Date	
3.1.1	Chesapeake's Restated Certificate of Incorporation, as amended.	10-Q	001-13726	3.1.1	08/09/2006	
3.1.2	Certificate of Designation of 4.125% Cumulative Convertible Preferred Stock, as amended.	10-Q	001-13726	3.1.3	08/11/2008	
3.1.3	Certificate of Designation of 5% Cumulative Convertible Preferred Stock (Series 2005B).	10-Q	001-13726	3.1.4	11/10/2008	
3.1.4	Certificate of Designation of 5% Cumulative Convertible Preferred Stock (Series 2005), as amended.	S-8	333-151762	4.1.6	06/18/2008	
3.1.5	Certificate of Designation of 4.5% Cumulative Convertible Preferred Stock.	10-Q	001-13726	3.1.6	08/11/2008	
3.1.6	Certificate of Designation of 6.25% Mandatory Convertible Preferred Stock, as amended.	10-K	001-13726	3.1.7	02/29/2008	
3.2	Chesapeake's Amended and Restated Bylaws.	8-K	001-13726	3.1	11/17/2008	
4.1*	Indenture dated as of May 27, 2004 among Chesapeake, as issuer, the subsidiaries signatory thereto, as Subsidiary Guarantors, and the Bank of New York Mellon Trust Company, N.A., as Trustee, with respect to 7.5% senior notes due 2014.	S-4	333-116555	4.1	06/17/2004	
4.2*	Indenture dated as of August 2, 2004 among Chesapeake, as issuer, the subsidiaries signatory thereto, as Subsidiary Guarantors, and the Bank of New York Mellon Trust Company, N.A., as Trustee, with respect to 7.0% senior notes due 2014.	S-4	333-118378	4.1	08/20/2004	

Exhibit Number	Exhibit Description	Incorporated by Reference				Filed Herewith
		Form	SEC File Number	Exhibit	Filing Date	
4.4*	Seventh Amended and Restated Credit Agreement, dated as of November 2, 2007, among Chesapeake Energy Corporation, as the Company, Chesapeake Exploration Limited Partnership and Chesapeake Appalachia, L.L.C., as Co-Borrowers, Union Bank of California, N.A., as Administrative Agent, The Royal Bank of Scotland, as Syndication Agent, and Bank of America, N.A., SunTrust Bank and BNP Paribas, as Co-Documentation Agents, and the several lenders from time to time parties thereto.	8-K	001-13726	4.1	11/08/2007	
4.4.1*	Consent & Waiver Letter dated December 12, 2007 with respect to the Seventh Amended and Restated Credit Agreement, dated as of November 2, 2007, among Chesapeake Energy Corporation, as the Company, Chesapeake Exploration Limited Partnership and Chesapeake Appalachia, L.L.C., as Co-Borrowers, Union Bank of California, N.A., as Administrative Agent, The Royal Bank of Scotland, as Syndication Agent, and Bank of America, N.A., SunTrust Bank and BNP Paribas, as Co-Documentation Agents, and the several lenders from time to time parties thereto.	10-K	001-13726	4.4.1	02/29/2008	
4.5*	Indenture dated as of March 5, 2003 among Chesapeake, as issuer, the subsidiaries signatory thereto, as Subsidiary Guarantors and The Bank of New York Mellon Trust Company, N.A., as Trustee, with respect to 7.5% Senior Notes due 2013.	S-4	333-104396	4.7	04/09/2003	
4.6*	Indenture dated as of November 26, 2003 among Chesapeake, as issuer, the subsidiaries signatory thereto, as Subsidiary Guarantors and The Bank of New York Mellon Trust Company, N.A., as Trustee, with respect to 6.875% senior notes due 2016.	S-4/A	333-110668	4.2	12/01/2003	
4.7*	Indenture dated as of December 8, 2004 among Chesapeake, as issuer, the subsidiaries signatory thereto, as Subsidiary Guarantors and The Bank of New York Mellon Trust Company, N.A. Trust Company, N.A., as Trustee, with respect to 6.375% senior notes due 2015.	8-K	001-13726	4.1	12/14/2004	

Exhibit Number	Exhibit Description	Incorporated by Reference				Filed Herewith
		Form	SEC File Number	Exhibit	Filing Date	
4.8*	Indenture dated as of April 19, 2005 among Chesapeake, as issuer, the subsidiaries signatory thereto, as Subsidiary Guarantors and The Bank of New York Mellon Trust Company, N.A., as Trustee, with respect to 6.625% senior notes due 2016.	10-Q	001-13726	4.12	05/10/2005	
4.9*	Indenture dated as of June 20, 2005 among Chesapeake, as issuer, the subsidiaries signatory thereto, as Subsidiary Guarantors and The Bank of New York Mellon Trust Company, N.A., as Trustee, with respect to 6.25% senior notes due 2018.	10-Q	001-13726	4.1	08/08/2005	
4.10*	Indenture dated as of August 16, 2005 among Chesapeake, as issuer, the subsidiaries signatory thereto, as Subsidiary Guarantors and The Bank of New York Mellon Trust Company, N.A., as Trustee, with respect to 6.50% senior notes due 2017.	8-K	001-13726	4.1	08/16/2005	
4.11*	Indenture dated as of November 8, 2005 among Chesapeake, as issuer, the subsidiaries signatory thereto, as Subsidiary Guarantors and The Bank of New York Mellon Trust Company, N.A., as Trustee, with respect to 6.875% senior notes due 2020.	8-K	001-13726	4.1.1	11/15/2005	
4.12*	Indenture dated as of November 8, 2005 among Chesapeake, as issuer, the subsidiaries signatory thereto, as Subsidiary Guarantors and The Bank of New York Mellon Trust Company, N.A., as Trustee, with respect to 2.75% contingent convertible senior notes due 2035.	8-K	001-13726	4.1.2	11/15/2005	
4.13*	Indenture dated as of June 30, 2006 among Chesapeake, as issuer, the subsidiaries signatory thereto, as Subsidiary Guarantors and The Bank of New York Mellon Trust Company, N.A., as Trustee, with respect to 7.625% senior notes due 2013.	8-K	001-13726	4.1	06/30/2006	

Exhibit Number	Exhibit Description	Incorporated by Reference				Filed Herewith
		Form	SEC File Number	Exhibit	Filing Date	
4.14*	Indenture dated as of December 6, 2006 among Chesapeake, as issuer, the subsidiaries signatory thereto, as Subsidiary Guarantors, The Bank of New York Mellon Trust Company, N.A., as Trustee, AIB/BNY Fund Management (Ireland) Limited, as Irish Paying Agent and Transfer Agent, and The Bank of New York, London Branch, as Registrar, Transfer Agent and Paying Agent, with respect to 6.25% senior notes due 2017.	8-K	001-13726	4.1	12/06/2006	
4.15*	Indenture dated as of May 15, 2007 among Chesapeake, as issuer, the subsidiaries signatory thereto, as Subsidiary Guarantors and The Bank of New York Mellon Trust Company, N.A., as Trustee, with respect to 2.50% contingent convertible senior notes due 2037.	8-K	001-13726	4.1	05/15/2007	
4.16*	Indenture dated as of May 27, 2008 among Chesapeake, as issuer, the subsidiaries signatory thereto, as Subsidiary Guarantors and The Bank of New York Mellon Trust Company, N.A., as Trustee, with respect to 7.25% senior notes due 2018.	8-K	001-13726	4.1	05/29/2008	
4.17*	Indenture dated as of May 27, 2008 among Chesapeake, as issuer, the subsidiaries signatory thereto, as Subsidiary Guarantors and The Bank of New York Mellon Trust Company, N.A., as Trustee, with respect to 2.25% contingent convertible senior notes due 2038.	8-K	001-13726	4.2	05/29/2008	
4.18*	Indenture dated as of February 2, 2009 among Chesapeake, as issuer, the subsidiaries signatory thereto, as Subsidiary Guarantors and The Bank of New York Mellon Trust Company, N.A., as Trustee, with respect to 9.50% contingent convertible senior notes due 2015.	8-K	001-13726	4.1	02/03/2009	
4.18.1*	First Supplemental Indenture dated as of February 10, 2009 to Indenture dated as of February 2, 2009 among Chesapeake, as issuer, its subsidiaries signatory thereto, as Subsidiary Guarantors, and The Bank of New York Mellon Trust Company, N.A., as Trustee, with respect to the 9.50% senior notes due 2015.	8-K	001-13726	4.2	02/17/2009	

Exhibit Number	Exhibit Description	Incorporated by Reference				Filed Herewith
		Form	SEC File Number	Exhibit	Filing Date	
10.1.1†	Chesapeake's 2003 Stock Incentive Plan, as amended.	10-Q	001-13726	10.1.1	11/09/2007	
10.1.1.1†	Form of Restricted Stock Award Agreement for the 2003 Stock Option Plan.					X
10.1.2†	Chesapeake's 1992 Nonstatutory Stock Option Plan, as amended.	10-Q	001-13726	10.1.2	02/14/1997	
10.1.3†	Chesapeake's 1994 Stock Option Plan, as amended.	10-Q	001-13726	10.1.3	11/07/2006	
10.1.4†	Chesapeake's 1996 Stock Option Plan, as amended.	10-Q	001-13726	10.1.4	11/07/2006	
10.1.5†	Chesapeake's 1999 Stock Option Plan, as amended.	10-Q	001-13726	10.1.5	08/11/2008	
10.1.6†	Chesapeake's 2000 Employee Stock Option Plan, as amended.	10-Q	001-13726	10.1.6	08/11/2008	
10.1.7†	Chesapeake's 2001 Stock Option Plan, as amended.	10-Q	001-13726	10.1.8	08/11/2008	
10.1.8†	Chesapeake's 2001 Nonqualified Stock Option Plan, as amended.	10-Q	001-13726	10.1.10	08/11/2008	
10.1.9†	Chesapeake's 2002 Stock Option Plan, as amended.	10-Q	001-13726	10.1.11	08/11/2008	
10.1.10†	Chesapeake's 2002 Non-Employee Director Stock Option Plan.	10-Q	001-13726	10.1.12	08/11/2008	
10.1.11†	Chesapeake's 2002 Nonqualified Stock Option Plan, as amended.	10-Q	001-13726	10.1.13	08/11/2008	
10.1.12†	Chesapeake's 2003 Stock Award Plan for Non-Employee Directors, as amended.	10-K	001-13726	10.1.14	02/29/2008	
10.1.13†	Chesapeake Energy Corporation Amended and Restated Deferred Compensation Plan.	10-K	001-13726	10.1.16	02/29/2008	
10.1.14†	Chesapeake's Amended and Restated Long Term Incentive Plan.	S-8	333-151762	99.1	06/18/2008	
10.1.14.1†	Form of Restricted Stock Award Agreement for the Long Term Incentive Plan.	8-K	001-13726	10.1.18.2	06/16/2005	
10.1.14.2†	Form of Non-Employee Director Restricted Stock Award Agreement for the Long Term Incentive Plan.	8-K	001-13726	10.1.18.3	06/16/2005	
10.1.15†	Founder Well Participation Program.	DEF 14A	001-13726	B	04/29/2005	

Exhibit Number	Exhibit Description	Incorporated by Reference				Filed Herewith
		Form	SEC File Number	Exhibit	Filing Date	
10.2.1†	Employment Agreement dated as of December 31, 2008, between Aubrey K. McClendon and Chesapeake Energy Corporation.	8-K	001-13726	10.2.1	01/07/2009	
10.2.2†	Employment Agreement dated as of October 1, 2006 between Marcus C. Rowland and Chesapeake Energy Corporation.	8-K	001-13726	10.2.2	10/06/2006	
10.2.3†	Employment Agreement dated as of October 1, 2006 between Steven C. Dixon and Chesapeake Energy Corporation.	8-K	001-13726	10.2.3	10/06/2006	
10.2.4†	Employment Agreement dated as of October 1, 2006 between J. Mark Lester and Chesapeake Energy Corporation.	8-K	001-13726	10.2.4	10/06/2006	
10.2.5†	Employment Agreement dated as of January 1, 2007 between Douglas J. Jacobson and Chesapeake Energy Corporation.	10-K	001-13726	10.2.5	03/01/2007	
10.2.6†	Employment Agreement dated as of January 1, 2007 between Martha A. Burger and Chesapeake Energy Corporation.	10-K	001-13726	10.2.2	12/20/06	
10.2.7†	Form of Employment Agreement between Senior Vice President and Chesapeake Energy Corporation.	10-K	001-13726	10.2.6	02/29/2008	
10.3†	Form of Indemnity Agreement for officers and directors of Chesapeake and its subsidiaries.	10-K	001-13726	10.3	02/29/2008	
12	Ratios of Earnings to Fixed Charges and Combined Fixed Charges and Preferred Dividends.					X
21	Subsidiaries of Chesapeake					X
23.1	Consent of PricewaterhouseCoopers, LLP					X
23.2	Consent of Netherland, Sewell & Associates, Inc.					X
23.3	Consent of Data & Consulting Services, Division of Schlumberger Technology Corporation					X
23.4	Consent of Lee Keeling and Associates, Inc.					X
23.5	Consent of Ryder Scott Company L.P.					X
23.6	Consent of LaRoche Petroleum Consultants, Ltd.					X
31.1	Aubrey K. McClendon, Chairman and Chief Executive Officer, Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.					X
31.2	Marcus C. Rowland, Executive Vice President and Chief Financial Officer, Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.					X

Exhibit Number	Exhibit Description	Incorporated by Reference				Filed Herewith
		Form	SEC File Number	Exhibit	Filing Date	
32.1	Aubrey K. McClendon, Chairman and Chief Executive Officer, Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.					X
32.2	Marcus C. Rowland, Executive Vice President and Chief Financial Officer, Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.					X

* Chesapeake agrees to furnish a copy of any of its unfiled long-term debt instruments to the Securities and Exchange Commission upon request.

† Management contract or compensatory plan or arrangement.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHESAPEAKE ENERGY CORPORATION

By /s/ AUBREY K. MCCLENDON

Aubrey K. McClendon
Chairman of the Board and Chief Executive Officer

Date: March 2, 2009

POWER OF ATTORNEY

Each person whose signature appears below constitutes and appoints Aubrey K. McClendon and Marcus C. Rowland, and each of them, either one of whom may act without joinder of the other, his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any or all amendments to this Annual Report on Form 10-K, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, and each of them, or the substitute or substitutes of any or all of them, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Capacity	Date
/s/ AUBREY K. MCCLENDON **Aubrey K. McClendon**	Chairman of the Board, Chief Executive Officer and Director (Principal Executive Officer)	March 2, 2009
/s/ MARCUS C. ROWLAND **Marcus C. Rowland**	Executive Vice President and Chief Financial Officer (Principal Financial Officer)	March 2, 2009
/s/ MICHAEL A. JOHNSON **Michael A. Johnson**	Senior Vice President – Accounting, Controller and Chief Accounting Officer (Principal Accounting Officer)	March 2, 2009
/s/ RICHARD K. DAVIDSON **Richard K. Davidson**	Director	March 2, 2009
/s/ V. BURNS HARGIS **V. Burns Hargis**	Director	March 2, 2009
/s/ FRANK KEATING **Frank Keating**	Director	March 2, 2009

Signature	Capacity	Date
/s/ BREENE M. KERR **Breene M. Kerr**	Director	March 2, 2009
/s/ CHARLES T. MAXWELL **Charles T. Maxwell**	Director	March 2, 2009
/s/ MERRILL A. MILLER, JR **Merrill A. Miller, Jr.**	Director	March 2, 2009
/s/ DON NICKLES **Don Nickles**	Director	March 2, 2009
/s/ FREDERICK B. WHITTEMORE **Frederick B. Whittemore**	Director	March 2, 2009



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